      As filed with the Securities and Exchange Commission on July 10, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 34                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                       PIONEER ANNUISTAR(SM) PLUS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Twelve for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-547-3793.

                 PIONEER ANNUISTAR(SM )PLUS ANNUITY PROSPECTUS:

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PIONEER ANNUISTAR PLUS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Cullen Value VCT Portfolio
  TRUST -- CLASS 2                                 Pioneer Emerging Markets VCT Portfolio
  Franklin Rising Dividends Securities Fund        Pioneer Equity Income VCT Portfolio
  Franklin Small-Mid Cap Growth Securities         Pioneer Fund VCT Portfolio
     Fund                                          Pioneer Global High Yield VCT Portfolio
  Templeton Foreign Securities Fund                Pioneer High Yield VCT Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Ibbotson Aggressive Allocation VCT
  Legg Mason Partners Variable Aggressive             Portfolio
     Growth Portfolio -- Class II                  Pioneer Ibbotson Growth Allocation VCT
  Legg Mason Partners Variable Capital and            Portfolio
     Income Portfolio -- Class II                  Pioneer Ibbotson Moderate Allocation VCT
  Legg Mason Partners Variable Fundamental            Portfolio
     Value Portfolio -- Class I                    Pioneer Independence VCT Portfolio
MET INVESTORS SERIES TRUST                         Pioneer International Value VCT Portfolio
  Lazard Mid Cap Portfolio -- Class B              Pioneer Mid Cap Value VCT Portfolio
  Met/AIM Capital Appreciation                     Pioneer Oak Ridge Large Cap Growth VCT
     Portfolio -- Class E                             Portfolio
  MFS(R) Research International                    Pioneer Real Estate Shares VCT Portfolio
     Portfolio -- Class B                          Pioneer Small Cap Value VCT Portfolio
  Oppenheimer Capital Appreciation                 Pioneer Strategic Income VCT Portfolio
     Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market Portfolio -- Class A
  MFS(R) Total Return Portfolio -- Class B
  Oppenheimer Global Equity
     Portfolio -- Class B
PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Pioneer Bond VCT Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-547-3793 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................    10
CONDENSED FINANCIAL INFORMATION.........................................    15
THE ANNUITY CONTRACT....................................................    15
Contract Owner Inquiries................................................    16
Purchase Payments.......................................................    16
Purchase Payment Credits................................................    17
Accumulation Units......................................................    18
The Variable Funding Options............................................    18
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life")
  Charge................................................................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    27
ACCESS TO YOUR MONEY....................................................    28
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    29
Types of Ownership......................................................    29
Contract Owner..........................................................    29
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    30
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    33
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    36
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    37
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    37
THE ANNUITY PERIOD......................................................    58
Maturity Date...........................................................    58
Allocation of Annuity...................................................    58
Variable Annuity........................................................    58
Fixed Annuity...........................................................    59
PAYMENTS OPTIONS........................................................    59
Election of Options.....................................................    59
Annuity Options.........................................................    59
Variable Liquidity Benefit..............................................    60
MISCELLANEOUS CONTRACT PROVISIONS.......................................    60
Right to Return.........................................................    60
Termination.............................................................    60
Required Reports........................................................    61
Suspension of Payments..................................................    61
THE SEPARATE ACCOUNTS...................................................    61
Performance Information.................................................    62
FEDERAL TAX CONSIDERATIONS..............................................    62
General Taxation of Annuities...........................................    62
Types of Contracts: Qualified and Non-qualified.........................    63
Qualified Annuity Contracts.............................................    63
Taxation of Qualified Annuity Contracts.................................    64
Mandatory Distributions for Qualified Plans.............................    64
Individual Retirement Annuities.........................................    64
Roth IRAs...............................................................    65
TSAs (ERISA and Non-ERISA)..............................................    65
Non-qualified Annuity Contracts.........................................    67
Diversification Requirements for Variable Annuities.....................    68
Ownership of the Investments............................................    69
Taxation of Death Benefit Proceeds......................................    69
Other Tax Considerations................................................    69
Treatment of Charges for Optional Benefits..............................    69
Guaranteed Minimum Withdrawal Benefits..................................    69
Puerto Rico Tax Considerations..........................................    70
Non-Resident Aliens.....................................................    70
Tax Credits and Deductions..............................................    70
OTHER INFORMATION.......................................................    70
The Insurance Company...................................................    70
Financial Statements....................................................    71
Distribution of Variable Annuity Contracts..............................    71
Conformity with State and Federal Laws..................................    73
Voting Rights...........................................................    73
Restrictions on Financial Transactions..................................    73
Legal Proceedings.......................................................    73
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT ELEVEN FOR VARIABLE ANNUITIES.................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TWELVE FOR VARIABLE ANNUITIES.................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                         PIONEER ANNUISTAR PLUS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven") and MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Twelve was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Twelve. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Twelve and now only issues Contracts under Separate Account Eleven. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Fixed Account is currently not available. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

We offer a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider that you can select when you purchase the Contract. There are four different versions of the GMWB under this Contract: GMWB I, GMWB II, GMWB III and GMWB for Life. (Check with your registered representative to see which version(s) of the rider is available in your state.) If you select one of the GMWB riders, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The current charge for GMWB I, GMWB II and GMWB III, on an annual basis, is as follows: 0.40%, 0.50% and 0.25%, respectively. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you elect the GMWB for Life ("Living Income Guarantee") rider, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The charge depends on whether you purchase the Single Life Option or the Joint Life Option. The current charge, on an annual basis, is 0.65% for the Single Life Option and 0.80% for the Joint Life Option. The charge can increase but will never exceed 1.50%. This charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances. (see "Termination".)

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater of the Contract Owner or the Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expense for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

          For Contracts issued on or after May 1, 2003, the current Purchase Payment Credit is equal to 6.0% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before May 1, 2003. For contracts issued from May 1, 2003 until the date we change or rescind this Purchase Payment Credit increase, the 6.0% Purchase Payment Credit will apply to your initial purchase payment and each subsequent purchase payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE"). For an additional charge, we will guarantee a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year. The guarantee is based on Purchase Payments received within two years of your initial purchase. Depending on when you elect to take your first withdrawal, the maximum amount of your investment that you may receive each year is 5%, 6%, or 7%. Payments are guaranteed for your life when you reach age 59 1/2 if you purchase the benefit alone (the "Single Life Option"), or guaranteed for the life of both you and your spouse (the "Joint Life Option") when both you and your spouse reach age 65 if you purchase the benefit with your spouse. The base guarantee increases each year automatically on your anniversary if your Contract Value is greater than the base guarantee. The guarantee is subject to restrictions on withdrawals, and you are required to remain invested in a limited number of specified Variable Funding Options. Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract, and once you purchase the GMWB for Life rider, you cannot cancel it. Guaranteed withdrawals are also available before the qualifying age, however these payments are not guaranteed for life. There is also a guaranteed lump sum feature available after ten years in lieu of guaranteed periodic payments.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features, there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge for GMWB I (maximum of 1.00% upon reset), a 0.50% current charge for GMWB II (maximum of 1.00% upon reset), a 0.25% charge for GMWB III, a 0.65% current charge for GMWB for Life (Single Life Option) (maximum of 1.50% upon reset), and a 0.80% current charge for GMWB for Life (Joint Life Option) (maximum of 1.50% upon reset). Below is a summary of all the charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge*........           1.40%                     1.55%                    1.75%
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.55%                     1.70%                    1.90%
Optional E.S.P. Charge....................           0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.75%                     1.90%                    2.10%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           2.05%                     2.20%                    2.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED((5))...........           2.25%                     2.40%                    2.60%
Optional GMWB I Charge....................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB II Charge...................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
OPTIONAL GMWB FOR LIFE (SINGLE LIFE
  OPTION) CHARGE..........................           1.50%(6)                  1.50%(6)                 1.50%(6)

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
OPTIONAL GMWB FOR LIFE (JOINT LIFE OPTION)
  CHARGE..................................           1.50%(6)                  1.50%(6)                 1.50%(6)
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.55%                     2.70%                    2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.55%                     2.70%                    2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.80%                     1.95%                    2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB FOR LIFE (SINGLE LIFE OPTION) ONLY
  SELECTED................................           3.05%                     3.20%                    3.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB FOR LIFE (JOINT LIFE OPTION) ONLY
  SELECTED................................           3.05%                     3.20%                    3.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.75%                     2.90%                    3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.75%                     2.90%                    3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           2.00%                     2.15%                    2.35%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB FOR LIFE (SINGLE LIFE
  OPTION) SELECTED........................           3.25%                     3.40%                    3.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB FOR LIFE (JOINT LIFE
  OPTION) SELECTED........................           3.25%                     3.40%                    3.60%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount, if any, equal to the underlying fund expenses that are in excess of 1.16% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class E; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in MFS(R) Research International Portfolio -- Class B, and an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Oppenheimer Global Equity Portfolio -- Class B.
(5)   GMAB and GMWB cannot both be elected.
(6)   The current charges for the available GMWB riders are as follow:

-------------------------------------------------------------------------------------------
                     GMWB RIDER                                   CURRENT CHARGE
-------------------------------------------------------------------------------------------
GMWB I                                                                0.40%
-------------------------------------------------------------------------------------------
GMWB II                                                               0.50%
-------------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                    0.65%
-------------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                     0.80%
-------------------------------------------------------------------------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-547-3793.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.90%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Rising Dividends
     Securities Fund.............    0.58%       0.25%      0.02%         0.01%         0.86%        0.01%         0.85%(1)
  Franklin Small-Mid Cap Growth
     Securities Fund.............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class II++.....    0.75%       0.25%      0.15%           --          1.15%          --          1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
MET INVESTORS SERIES TRUST
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class E........    0.76%       0.15%      0.10%           --          1.01%          --          1.01%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class B........    0.58%       0.25%      0.06%           --          0.89%          --          0.89%
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(3)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --          0.86%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Bond VCT Portfolio.....    0.50%       0.25%      0.28%           --          1.03%        0.16%         0.87%(4)
  Pioneer Cullen Value VCT
     Portfolio...................    0.70%       0.25%      0.37%           --          1.32%        0.32%         1.00%(5)
  Pioneer Emerging Markets VCT
     Portfolio...................    1.15%       0.25%      0.24%           --          1.64%          --          1.64%
  Pioneer Equity Income VCT
     Portfolio...................    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Fund VCT Portfolio.....    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Global High Yield VCT
     Portfolio...................    0.65%       0.25%      0.48%           --          1.38%        0.38%         1.00%(6)
  Pioneer High Yield VCT
     Portfolio...................    0.65%       0.25%      0.10%           --          1.00%          --          1.00%
  Pioneer Ibbotson Aggressive
     Allocation VCT Portfolio....    0.17%       0.25%      0.60%         0.88%         1.90%        0.47%         1.43%(7)
  Pioneer Ibbotson Growth
     Allocation VCT Portfolio....    0.17%       0.25%      0.10%         0.82%         1.34%        0.14%         1.20%(8)
  Pioneer Ibbotson Moderate
     Allocation VCT Portfolio....    0.17%       0.25%      0.14%         0.77%         1.33%        0.17%         1.16%(9)
  Pioneer Independence VCT
     Portfolio...................    0.70%       0.25%      0.32%           --          1.27%          --          1.27%
  Pioneer International Value VCT
     Portfolio...................    0.85%       0.25%      0.32%           --          1.42%          --          1.42%
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Pioneer Oak Ridge Large Cap
     Growth VCT Portfolio........    0.75%       0.25%      0.29%           --          1.29%        0.34%         0.95%(10)
  Pioneer Real Estate Shares VCT
     Portfolio...................    0.80%       0.25%      0.11%           --          1.16%          --          1.16%
  Pioneer Small Cap Value VCT
     Portfolio...................    0.75%       0.25%      0.15%         0.05%         1.20%          --          1.20%
  Pioneer Strategic Income VCT
     Portfolio...................    0.65%       0.25%      0.18%           --          1.08%          --          1.08%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(4) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 0.62% of average daily net assets, and to waive fees or limit other expenses of the Class II shares to effect a like reduction in Class II expenses.
(5) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 1.00% of average daily net assets.
(6) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 1.00% of average daily net assets.
(7) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.55% of average daily net assets.
(8) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.38% of average daily net assets.
(9) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.39% of average daily net assets.
(10) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 0.95% of average daily net assets.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit for Life (assuming the maximum 1.50% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,356      $2,380      $3,293      $5,436       $556       $1,660      $2,753      $5,436
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,207      $1,949      $2,599      $4,179       $407       $1,229      $2,059      $4,179


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Pioneer AnnuiStar Plus Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                        ANNUITANT ON THE CONTRACT DATE*
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Annual Step-Up Death Benefit                                                     79
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


---------
* The maximum age for optional death benefits may be reduced in connection with the offer of the Contracts through certain broker-dealers.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-547-3793.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Currently, the Fixed Account is not an available funding option. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For Contracts issued prior to May 1, 2003, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 4.5% of the Purchase Payment.

For Contracts issued from May 1, 2003 until the date we change or rescind this Purchase Payment Credit increase, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife

Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-547-3793 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Rising Dividends          Seeks long-term capital            Franklin Advisory Services, LLC
  Securities Fund                  appreciation, with preservation
                                   of capital as an important
                                   consideration.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class II                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
MET INVESTORS SERIES TRUST
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Bond VCT Portfolio         Seeks to provide current income    Pioneer Investment Management,
                                   from an investment grade           Inc.
                                   portfolio with due regard to
                                   preservation of capital and
                                   prudent investment risk.
Pioneer Cullen Value VCT           Seeks capital appreciation, with   Pioneer Investment Management,
  Portfolio                        current income as a secondary      Inc.
                                   objective.                         Subadviser: Cullen Capital
                                                                      Management, Inc.
Pioneer Emerging Markets VCT       Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital.                           Inc.
Pioneer Equity Income VCT          Seeks current income and long-     Pioneer Investment Management,
  Portfolio                        term growth of capital from a      Inc.
                                   portfolio consisting primarily of
                                   income producing equity
                                   securities of U.S. corporations.
Pioneer Fund VCT Portfolio         Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.
Pioneer Global High Yield VCT      Seeks to maximize total return     Pioneer Investment Management,
  Portfolio                        through a combination of income    Inc.
                                   and capital appreciation.
Pioneer High Yield VCT Portfolio   Seeks to maximize total return     Pioneer Investment Management,
                                   through a combination of income    Inc.
                                   and capital appreciation.
Pioneer Ibbotson Aggressive        Seeks long-term capital growth.    Pioneer Investment Management,
  Allocation VCT Portfolio                                            Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Growth            Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Moderate          Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Independence VCT           Seeks appreciation of capital.     Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer International Value VCT    Seeks long-term capital growth.    Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
Pioneer Oak Ridge Large Cap        Seeks capital appreciation.        Pioneer Investment Management,
  Growth VCT Portfolio                                                Inc.
                                                                      Subadviser: Oak Ridge
                                                                      Investments, LLC
Pioneer Real Estate Shares VCT     Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital. Current income is the     Inc.
                                   portfolio's secondary investment   Subadviser: AEW Management and
                                   objective.                         Advisors, L.P.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Small Cap Value VCT        Seeks capital growth by investing  Pioneer Investment Management,
  Portfolio                        in a diversified portfolio of      Inc.
                                   securities consisting primarily
                                   of common stocks.
Pioneer Strategic Income VCT       Seeks a high level of current      Pioneer Investment Management,
  Portfolio                        income.                            Inc.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

Currently, the Fixed Account is not available as a funding option. Please refer to your Contract and Appendix D for more information about the Fixed Account.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments, and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE") CHARGE

If you elect the GMWB for Life rider, a charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is 0.65% if you select the Single Life Option, or 0.80% if you select the Joint Life Option. Your current charge may increase when your benefits automatically reset, unless you notify us not to reset your benefits (see "LIVING BENEFITS -- Guaranteed Minimum Withdrawal Benefit for Life"). The charge will never exceed 1.50%. You cannot cancel the rider, although the rider terminates under certain circumstances (see "Termination"). You may elect the GMWB for Life rider only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Currently, the Fixed Account is not an available Funding Option.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, MFS((R)) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Global High Yield VCT Portfolio, Pioneer High Yield VCT Portfolio, Pioneer International Value VCT Portfolio, Pioneer Small Cap Value VCT Portfolio and Pioneer Strategic Income VCT Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see "The Annuity Contract.")

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below**

ROLL-UP DEATH BENEFIT

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*
                                    -  the Step-Up Value, if any, described below**
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below**; or
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If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*;
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value, described**
                                       below, on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80(th)
                                       birthday
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* If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected one of the GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below.

+ May not be available in all states. Please check with your registered representative.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

(+) May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

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OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

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NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

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NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

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SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

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SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.

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ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner    continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner

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ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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ANNUITANT (WHERE OWNER IS A NONNATURAL ENTITY/TRUST)
The beneficiary(ies) (or if                                  Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
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CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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                               QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, a purchaser who has or is contemplating a civil union should note that a a civil union partner would not be able to receive continued payments upon the death of the Owner under the Joint Life version of the GMWB for Life (the "Living Income Guarantee for 2"). Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers four different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The four GMWB riders described in this prospectus are called "GMWB I", "GMWB II", "GMWB III" , and "GMWB for Life" (described separately below); we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee    Principal Guarantee 5/10    Principal Guarantee 5
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 6.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $106,000        $100,000               $5,000         $106,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $116,600        $100,000               $5,000          $95,400        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         [100,000 x            [5,000 x 1-         N/A         [100,000 x            [5,000 x 1-
REDUCTION                 (10,000/116,600)] =   (90,000/100,000)] =             (10,000/95,400)] =    (89,518/100,000)] =
(PWR)                            8,576                  500                           $10,482                $524
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,482
OF THE
WITHDRAWAL                  (10,000>8,576)                                        (10,482>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,482                $524
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $106,600         $90,000               $4,500          $85,400         $89,518               $4,476
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $106,000        $100,000               $5,000         $106,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $116,600        $100,000               $5,000          $95,400        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,424               $4,571                          $89,518               $4,476
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $106,600    x10,000/116,600)]     x91,424/100,000)]    $85,400    x10,000/95,400)]      (89,518/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,576                 $429           $10,000         $10,482                $524
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE")

SUMMARY OF BENEFITS. For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit for Life, or "GMWB for Life". The GMWB for Life rider is designed to protect your investment from poor market performance. CURRENTLY, YOU MAY ELECT THE GMWB FOR LIFE RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. The GMWB for Life rider:

     - Guarantees a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year;

     -    Can be purchased for you alone or with your spouse;

     -    Can accommodate tax-qualified distributions from your Contract;

     - Increases in value on each anniversary if your Contract Value increases through an automatic reset feature;

     - Can provide an income until your guaranteed amount is recovered if your circumstances change before you reach the minimum age to begin lifetime income, as long as you do not withdraw more than a certain amount from your Contract each year;

     - Offers the option to receive a lump sum after a period of years in lieu of the guarantee to take periodic payments if your circumstances change.

You must continue to meet several restrictions and conditions in order to receive the benefits of the GMWB for Life rider. Withdrawals that exceed the allowable annual maximum will more rapidly decrease the guarantees under the rider. Also, to be eligible for the guarantees you are permitted to invest only in a limited number of specified Variable Funding Options. Only Purchase Payments that you make within two years of purchase are eligible for the guarantees. See below for details.

Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract. In the future we may allow Contract Owners to add the rider after purchase. You may not elect the GMWB for Life rider if you have also elected the GMWB or GMAB rider offered under this Contract. The GMWB for Life rider may not be available in all states. Once you purchase the GMWB for Life rider, you cannot cancel it.

In written materials other than this prospectus, we may refer to the GMWB for Life rider using different names. These names are "Living Income Guarantee" and "Living Income Guarantee for 2". These names refer to the same GMWB for Life rider described in this prospectus.

SINGLE LIFE OPTION OR JOINT LIFE OPTION. The GMWB for Life rider is designed for use by you alone (the "Single Life Option"), or you and your spouse (the "Joint Life Option"). You must select either the Single Life Option or the Joint Life Option at the time you elect the GMWB for Life rider.

The Single Life Option is available to all Contract Owners. However, if you select the Single Life Option and your Contract is jointly owned, the age of the older joint owner will determine when you are eligible for lifetime benefits under the rider, and income is guaranteed only over the lifetime of the older joint owner.

The Joint Life Option is only available if you name your spouse as the joint owner or sole beneficiary of your Contract. Under the Joint Life Option, income is guaranteed over the joint lifetime of both you and your spouse. Under the Joint Life Option, the age of the younger spouse determines when you are eligible for lifetime benefits under the rider. This means you and your spouse will have to wait until the younger of you reaches the minimum age to qualify for the lifetime benefit.

REMAINING BENEFIT BASE ("RBB"). The guarantees under the GMWB for Life rider are determined by applying an annual percentage to a base amount that we calculate called the "remaining benefit base" or "RBB."

Your initial RBB is equal to your initial Purchase Payment if you elect GMWB for Life when you purchase your Contract. If in the future we permit the rider to be added after the Contract is issued, then your initial RBB is equal to your Contract Value when you elect the rider less any Purchase Payment Credits applied within 12 months prior to the date the rider was added to the Contract. The RBB is not a lump sum guarantee, rather, it is used to determine the amount that we return to you through a series of payments that annually do not exceed a percentage of your RBB less any Purchase Payment Credits applied within 12 months prior to the date the rider is added to the Contract.

Your RBB is subject to a maximum of $5,000,000 for all deferred variable annuities issued by us in the same calendar year to you.

LIFETIME WITHDRAWAL BENEFIT ("LWB"). The annual percentage of your RBB that is available for withdrawal is called the "Lifetime Withdrawal Benefit" or "LWB. " Each year you may take withdrawals that do not exceed your LWB.

The level of your initial LWB payment depends on whether your GMWB for Life rider was issued under the Single Life Option or the Joint Life Option, and the timing of your first withdrawal from your Contract. You are eligible to receive payments under the LWB after you attain a certain age as shown below. Under the Joint Life Option, the age of the younger spouse determines eligibility. Under the Single Life Option, if your Contract is jointly owned, the age of the older joint owner determines eligibility.

--------------------------------------------------------------------------------------------
                                                        MINIMUM AGE TO BE ELIGIBLE TO
                                                                 RECEIVE LWB
--------------------------------------------------------------------------------------------
Single Life Option                                              59 1/2 years
--------------------------------------------------------------------------------------------
Joint Life Option                                                 65 years
--------------------------------------------------------------------------------------------


Your initial LWB is calculated as a percentage of the RBB immediately before your first withdrawal:

-------------------------------------------------------------------------------------
SINGLE LIFE OPTION                                                             LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 5(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 5(th) anniversary, but
  before the 10(th) anniversary:                                            6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 10(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
JOINT LIFE OPTION                                                              LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 8(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 8(th) anniversary, but
  before the 15th anniversary:                                              6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 15(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------


You should carefully choose when you take your first withdrawal from your Contract, because it will determine your LWB annual percentage which will not change for the life of your Contract. For example, if you take your first withdrawal before the 5th anniversary, your LWB will be 5% of RBB for the life of your Contract, and you will never qualify for a 6% or 7% of RBB.

As long as your total annual withdrawals do not exceed your LWB amount, you may continue to take your LWB payments until death, even if the aggregate payments exceed your RBB. Under the Joint Life Option, payments cease upon the death of the last surviving spouse. Under the Single Life Option, payments cease upon your death, or the death of the older joint owner.

You may adjust the amount and frequency of payments during the year. Each year you may take your LWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your LWB without affecting your guarantee. If you choose to receive only a part of, or none of, your LWB in any given year, your LWB in any subsequent year will not be increased. In certain circumstances we may limit the frequency of LWB payments to annual, such as payments under our Managed Distribution Program, payments to a beneficiary after your death, or if your Contract Value reduces to zero (see below).

ADDITIONAL PREMIUM. Additional Purchase Payments made within two years after you purchase the GMWB for Life rider will increase your RBB, which will serve to increase your LWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment not including any Purchase Payment Credits. Your new LWB is equal to the LWB immediately prior to the Purchase Payment not including any Purchase Payment Credits, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original LWB as shown above.

Additional Purchase Payments made more than two years after you purchase the GMWB for Life rider will not be included in your RBB, and will be excluded from the guarantees under your rider. However, additional Purchase Payments will be added to your Contract Value and would be reflected in any reset of the RBB. (See the "Reset" section below.)

WITHDRAWALS. When you make a withdrawal, your LWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase of GMWB for Life (or "GMWB for Life Anniversary"), including the current withdrawal, does not exceed your LWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB for Life Anniversary, including the current withdrawal, exceeds your LWB immediately prior to the current withdrawal, we will recalculate your RBB and LWB.

To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a proportional "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

To recalculate your LWB, we reduce your LWB by a partial withdrawal reduction, which is equal to 1) the LWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by
3) the RBB immediately prior to the current withdrawal.

These recalculations magnify the effect of a withdrawal when your Contract Value is less than your RBB, as shown in the example below.

WITHDRAWAL EXAMPLES The following example is intended to illustrate the effect of withdrawals on your RBB and LWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is greater than 65, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                               WITHDRAWAL EXAMPLE

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                LWB (5%)          VALUE            RBB                LWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $106,000        $100,000               $5,000         $106,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL
AND AFTER THE
FIRST GMWB
ANNIVERSARY    $116,600        $116,600               $5,830          $95,400        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         (116,600 x           (5,830 x (1-         N/A         (100,000 x           (5,000 x (1-
WITHDRAWAL                 10,000/116,600) =    106,600/ 116,600) =              10,000/95,400) =      89,518/100,000) =
REDUCTION                       10,000                  500                           $10,482                $524
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,482
OF THE
WITHDRAWAL                  (10,000=10,000)                                       (10,482>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,482                $524
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $106,600        $106,600               $5,330          $85,400         $89,518               $4,476
-------------------------------------------------------------------------------------------------------------------------


RESET. On each anniversary after you purchase the GMWB for Life rider, we will automatically reset your RBB, under our Automatic RBB Reset Program, to an amount equal to 100% of the then Contract Value. We will not automatically reset your RBB if the Contract Value on your anniversary is less than your current RBB, or, if you (or you and your spouse) are over age 85.

You may choose to opt out of the Automatic RBB Reset Program, if a reset of your RBB would cause the charge for your rider to increase. This can happen since the rate you pay for the rider will be changed to the rate in effect at the time of reset and that may be higher than the rate before the reset. We will send you advance notice if the charge for your rider would increase upon reset in order to give you the opportunity to opt out of the Automatic RBB Reset Program. In order to opt out of the Automatic RBB Reset Program, you must notify us in writing which we must receive by the 7th calendar day prior to the scheduled reset. Your rider will no longer be reset for the life of the rider unless you subsequently elect in writing to opt back into the Automatic RBB Reset Program. Your opt back in election will go into effect upon the next GMWB for Life Anniversary following the receipt of your request.

Upon reset, the LWB will be recalculated as the greater of the a) LWB prior to the reset, or b) a percentage of the Reset RBB value. The percentage will equal the percentage of the RBB (e.g. 5%) used in determining the initial LWB.

GUARANTEED PRINCIPAL OPTION. If your circumstances change and you no longer want the lifetime features of the GMWB for Life rider, you may wish to opt out and receive an adjustment to your Contract Value. In this case, once you have held the rider for ten (10) years or more you will have the option each year to elect the Guaranteed Principal Option. Each year you will have a 30-day window period during which you may elect the option. You may only elect the option once, as your GMWB for Life rider will terminate when you exercise the option.

The Guaranteed Principal Option will be paid to you as a positive adjustment to your Contract Value. The adjustment is equal to (a) minus (b):

     a) Purchase Payments credited within 120 days after you purchase the GMWB for Life rider, reduced by a "Percentage Reduction in the Contract Value" attributable to any partial withdrawals taken.

          We compute the "Percentage Reduction in Contract Value" attributable to a partial withdrawal by dividing the dollar amount of the withdrawal, plus any applicable withdrawal charges, by the Contract Value immediately preceding such withdrawal. We apply the Percentage Reduction in the Contract Value as a factor equal to 1 minus the percentage reduction.

     b) Your Contract Value on the GMWB Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For example, assume you make a single Purchase Payment of $100,000 and elect the GMWB for Life rider. Also assume that you make no withdrawals, and that ten years later your Contract Value has declined to $80,000. If you elect to receive the Guaranteed Principal Option, we will apply $20,000 to your Contract Value to restore it to $100,000.

To exercise the Guaranteed Principal Option you must notify us in writing within 30 days following any anniversary of your purchase of the GMWB for Life rider, on or after the tenth (10th) anniversary of your purchase of the rider. We will adjust your Contract Value at the end of the 30-day window period.

The adjustment will be added to each Variable Funding Option in the ratio that the Contract Value in such Variable Funding Option bears to the total Contract Value in all Variable Funding Options. The adjustment will never be less than zero.

If you exercise the Guaranteed Principal Option, the GMWB for Life rider will terminate on the date the adjustment is added to your Contract Value.

Only Purchase Payments credited within 120 days after you purchase the GMWB for Life rider are taken into consideration in determining the amount paid under the Guaranteed Principal Option. If you anticipate making Purchase Payments after the 120-day period, you should understand that such payments will not increase the amount paid under the Guaranteed Principal Option. However, Purchase Payments credited after 120 days are added to your Contract Value and will impact whether or not any benefit is due. Therefore, GMWB for Life may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMWB for Life rider for this feature.

REQUIRED ALLOCATION OF YOUR CONTRACT VALUE AND PREMIUM PAYMENTS. If you elect the GMWB for Life rider, you will be required to invest in a limited number of specific Variable Funding Options, and you will be foreclosed from investing in all the other Variable Funding Options that would otherwise be available to you while the rider is in effect. In addition, you may not allocate any portion of your Contract Value or Premium Payments to the Fixed Account.

You will be required to allocate 100% of your Contract Value or Purchase Payments to one or more of the following Variable Funding Options. Some of these Variable Funding Options invest in mutual funds that invest in other mutual funds, also known as "funds of funds." Please see the section in this prospectus entitled "Variable Funding Options" for a description of the investment objectives of these Variable Funding Options, as well as the section entitled "Fee Table" for the charges associated with these Variable Funding Options.

                               PERMITTED VARIABLE FUNDING OPTIONS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE EQUITY
                            TRUST -- CLASS II
                            Legg Mason Partners Variable Capital and
                               Income Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


We will reject any request by you to transfer Contract Value or allocate Purchase Payments to a Variable Funding Option other than the permitted Variable Funding Options listed above. You will be required to re-submit your request to comply with the above restrictions. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the above restrictions.

We may make additions to or deletions from the list of permitted Variable Funding Options.

GMWB FOR LIFE CHARGE. The charge for your GMWB for Life rider depends on whether you purchase the Single Life Option or the Joint Life Option. The charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is shown below. Your current charge may increase when your RBB automatically resets, unless you notify us not to reset your RBB (see "Reset" above). The charge may increase provided that this rate will not exceed the rate currently applicable to the same rider available for new contract purchases at the time of the Step-Up; but it will never exceed 1.50%.

-----------------------------------------------------------------------------------------
                                                                           CURRENT CHARGE
-----------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                              0.65%
-----------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                               0.80%
-----------------------------------------------------------------------------------------


ANNUAL WITHDRAWAL BENEFIT ("AWB"). If your circumstances change, you may wish to take guaranteed withdrawals even though you have not yet reached the minimum age to be eligible for lifetime payments under LWB. In this case, you can take an "Annual Withdrawal Benefit" or "AWB" which allows you to withdraw an amount each year until your RBB is depleted. AWB payments are not guaranteed for life.

The level of your AWB is determined in the same manner as the level of your LWB as described in the above section entitled "Lifetime Withdrawal Benefit ("LWB")", except that there is no minimum age to be eligible to receive AWB payments. Additional Premium Payments affect your AWB in the same manner as they do the LWB as described in the "Additional Premium Payments" section above. The reset of your RBB will affect your AWB in the same manner as it affects the LWB as described in the "Reset" section above.

Withdrawals affect your AWB in the same manner as your LWB as described in the "Withdrawals" section above, with the following exception. If you begin taking AWB withdrawals before you reach the minimum age to qualify for payments under LWB, when you reach the minimum age any withdrawals in excess of your LWB amount will subject your LWB and RBB to a partial withdrawal reduction, even if your withdrawal does not exceed your AWB. This could serve to decrease the amount of your future monthly payments under LWB, and the length of the time period during which you may continue to take payments under AWB.

SHOULD I TAKE WITHDRAWALS UNDER LWB OR AWB? The GMWB for Life rider works best, and is designed, for the Contract Owner who can wait until the minimum age is attained to qualify for LWB payments. If you take your first withdrawal after you have reached the minimum age to qualify for LWB payments, payments under AWB or LWB are equal and the same. However, if you take your first withdrawal before you have reached the minimum age to qualify for LWB payments, the AWB or LWB payments available to you when you reach the minimum age may not be equal.

AWB is designed for the Contract Owner who has undergone a change in circumstances and wants to take withdrawals before reaching the minimum age to qualify for LWB payments.

If you choose to take AWB payments before you qualify for LWB payments, you should consider that the charges for the GMWB for Life rider are designed to support LWB payments for life, and that you may be paying a higher charge without receiving the full benefit.

IF YOU CONTINUE TO MAKE WITHDRAWALS IN EXCESS OF THE LWB ONCE THE MINIMUM AGE TO QUALIFY FOR LWB HAS BEEN REACHED, YOU MAY EVENTUALLY LOSE ANY BENEFIT UNDER LWB.

Whether you choose to access your money using the LWB, AWB, or Guaranteed Principal Option depends on your individual financial circumstances and the performance of your Contract. You should consult with your financial adviser to determine which method is best for you.

TAX-QUALIFIED DISTRIBUTION PROGRAMS. Subject to certain limitations and restrictions, your LWB and AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, but will not affect the LWB or AWB. The following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     1) distributions relating to this Contract intended to satisfy the required minimum distribution rules under Internal Revenue Code of 1986, as amended, ("Code"), Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to a qualified retirement plan (Code Section 401), a tax-sheltered annuity (Code
          Section 403(b)), an individual retirement annuity (Code Section 408(b)), or an eligible deferred compensation plan (Code Section 457(b)), which required minimum distribution is calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate, or as otherwise required to be calculated under the Code and the regulations thereunder;

     2) distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life, or over a period no longer than the remaining life expectancy, of a designated beneficiary relating to this Contract;

     3) distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of such participant and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract; or

     4) distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract.

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB for Life rider, however your RBB, LWB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB for Life Anniversary, and you may only make the change during the 30-day period after your GMWB for Life Anniversary. At the time you purchase GMWB for Life, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB for Life Anniversary.

You are advised to take your required distributions prior to purchasing GMWB for Life in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB for Life, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

ANY WITHDRAWALS OUTSIDE THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB for Life (a "GMWB for Life Year"). If during any GMWB for Life Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB for Life rider, however for the remainder of the GMWB for Life Year your RBB, LWB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

DISTRIBUTIONS UNDER THE TAX-QUALIFIED DISTRIBUTION PROGRAM WILL BE DETERMINED AS IF YOUR CONTRACT UNDER WHICH YOUR GMWB FOR LIFE RIDER WAS ISSUED WERE THE ONLY CONTRACT SUBJECT TO THE ABOVE TAX RULES.

TERMINATION. Once you purchase the GMWB for Life rider, you cannot cancel it. However, the rider will automatically terminate when:

     -    you make a full withdrawal of your Contract Value;

     -    you apply all of your Contract Value to an Annuity Option;

     - the Contract Owner dies and a death benefit under your Contract becomes payable, unless the Contract is continued by the beneficiary;

     - the Annuitant dies and the Annuitant is not the person whose life is used to determine guaranteed payments;

     - you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option;

     -    you opt to take the Guaranteed Principal Option; or

     -    you terminate your Contract.

Charges for the rider cease upon termination.

OTHER INFORMATION. You should also consider the following before you purchase the GMWB for Life rider:

     - The charge for the GMWB for Life rider continues for the life of the rider, even if you never need nor exercise the guarantees under the rider.

     - Withdrawals that are greater than your LWB or AWB will erode your guarantee by serving to more rapidly deplete your RBB.

     - The GMWB for Life rider is not transferable; if you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option, the rider terminates automatically.

     - If you only plan to take AWB, or take the Guaranteed Principal Option, you should consider the higher cost of the GMWB for Life rider which is designed to support payments for life under LWB.

     - If you continue to take AWB once eligible for LWB, you may eventually lose any benefit under LWB.

EFFECT ON THE DEATH BENEFIT. The GMWB for Life rider terminates when a death benefit under your Contract becomes payable, except in certain circumstances when the beneficiary may continue the Contract along with the GMWB for Life rider (see "Contract Continuation by Beneficiary" and "Contract Value Reduces to Zero" below).

However, if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described in the "Death Benefit" section, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the rider is added to your Contract.

If the Annuitant dies before the Contract Owner(s), then the GMWB for Life rider will terminate and the beneficiary cannot continue the rider.

Under the Joint Life Option, if the spousal beneficiary predeceases the Contract Owner, the rider continues and no death benefit is paid out; the Contract Owner may then name a new beneficiary for the purposes of the death benefit provisions under the Contract, but not for purposes of the GMWB for Life rider.

Notwithstanding anything in the GMWB for Life rider to the contrary:

     a) In order to comply with section 72(s) of the Code, if the GMWB for Life rider is purchased with respect to a non-qualified annuity contract, any death benefit paid out under the terms of the GMWB for Life rider to a non-spousal Beneficiary upon the death of the owner (or to a payee other than the spouse of the Annuitant on the death of the Annuitant, where the Contract is owned by a non-natural person) (including payments made under the "Contract Continuation by the Beneficiary" provision, "Contract Value Reset to Zero" provision, and any other payments of the AWB and RBB otherwise made after a death) will be paid out in non-increasing annual installments over a period no longer than the remaining single life expectancy of the Beneficiary under the appropriate IRS life expectancy table under Code Section 72 and the regulation thereunder or as otherwise provided under the tax law for non-qualified annuities and under Code Section 72(s). Such payments must begin within 12 months of the date of death in all cases.

     b) Where the Beneficiary or other payee under paragraph (a) is not a natural person, such period may not extend beyond the fifth anniversary of the date of the death.

     c) If the GMWB for Life rider is issued under a Qualified Contract and the death occurs on or after the Required Beginning Date of distributions to the participant under Code Section 401(a)(9), the period for the payments described in paragraph (a) above may not exceed the longer of: (i) the Beneficiary's or other payee's remaining life expectancy or (ii) the deceased Annuitant's remaining life expectancy in the year of his or her death, reduced by one for each calendar year thereafter.

     d) Where under other sections of the GMWB for Life rider, any payment described in this section ("Effect on Death Benefits") is payable over a shorter period of time, required to begin at an earlier date, or would otherwise be paid more rapidly than under this section ("Effect on Death Benefit"), then such payment will be made under the terms of such other provision.

If annual payments must exceed the AWB in order to comply with these requirements, then these payments will not result in a Partial Withdrawal Reduction to the RBB and AWB as described in the RBB and AWB sections of the GMWB for Life rider. Each withdrawal will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

You should consult with your tax advisor prior to purchasing a variable annuity contract and optional rider, such as the GMWB for Life rider.

CONTRACT CONTINUATION BY THE BENEFICIARY. Under the Joint Life Option, if the spousal beneficiary elects to continue the Contract instead of receiving the death benefit, the GMWB for Life rider will also continue for the benefit of the spouse. Upon the death of the spouse, the LWB will terminate. However, if there are any remaining AWB payments, such payments may be continued by a surviving beneficiary instead of receiving a death benefit. In such case payments will be made annually on the next rider anniversary, no further resets will be made of the RBB, and the RBB will be reduced by the amount of each payment. Upon the death of such beneficiary, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

Under the Single Life Option, the LWB terminates when a death benefit becomes payable under the Contract, regardless of whether the Contract is continued by a beneficiary. If a non-spousal beneficiary continues the Contract, even under the Joint Life Option, the LWB terminates. However, if there are any remaining AWB payments, such payments may also be continued by a surviving beneficiary as described in the preceding paragraph.

Payments made under the Continuation by the Beneficiary provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner (or upon the death of the Annuitant where the owner is not a natural person), the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

For riders issued under a Qualified Contract, the payments under the Continuation by the Beneficiary provision of the GMWB for Life rider must be paid out at regular intervals in non-increasing annual payments made over a period no longer than that permitted under Code Section 401(a)(9) and the regulations thereunder.

Payments to the Beneficiary or to the owner's estate on the death of the owner, or payments to the Beneficiary's estate (or to the successor beneficiary) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

CONTRACT VALUE REDUCES TO ZERO. If your Contract Value reduces to zero for reasons other than you making 1) a withdrawal that exceeds your AWB or LWB or 2) a full withdrawal of your Contract Value, and the minimum age has already been reached to be eligible to receive LWB payments, then we will automatically begin paying you annual payments equal to the LWB as long as you (or you or your spouse under the Joint Life Option) are alive unless you elect to receive annual payments equal to the AWB as set forth below. Payments will be made once a year on each rider effective date anniversary starting with the next anniversary. Each payment will reduce the RBB by the amount of the payment. Alternatively, you have the option to elect in writing to instead receive annual payments equal to the current AWB, as of the date your written election is received in good order at our Home Office, until the RBB is depleted. Upon such election, we will begin paying you the AWB starting on the next rider effective date anniversary following the date your written election is received in good order in our Home Office.

If the minimum age to be eligible for LWB payments has not yet been reached, and the RBB is greater than zero, we will automatically begin paying you annual payments equal to the AWB until the RBB is depleted. All other rights under your Contract cease, we will no longer accept subsequent Purchase Payments and no future resets will be allowed. All other optional endorsements are terminated without value.

Upon your death (or your or your spouse's death under the Joint Life Option), your Beneficiary(s) will receive the following:

     1) Under the Single Life Option, the LWB will be set to $0.00 and the beneficiary(s) will receive annual payments equal to the current AWB until the RBB is depleted. No other death benefit or Enhanced Stepped-Up Provision (if any) will be paid if the RBB is already equal to zero upon the owner's death. The death benefit under the Contract is cancelled. Upon the beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     2) Under the Joint Life Option, the terms of the rider continue and we will continue to your spouse annual payments equal to either the LWB or AWB according to your election prior to your death and the terms described above. The death benefit under the Contract is cancelled. Upon the spouse's death, the LWB will be set to $0.00 and the spousal beneficiary's estate or Beneficiary, as applicable, will receive annual payments equal to the current AWB until the RBB is depleted. Upon that beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     3) Payments made under the "Contract value reduces to Zero" provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner, the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

     4) For riders issued under a Contract that is issued to an Individual Retirement Account under Code Section 408(a), an Individual Retirement Annuity under Code Section 408(b), a Roth IRA annuity under Code
          Section 408A, a SIMPLE IRA annuity under Code Section 408(p) or any other annuity under an employer's retirement plan that is subject to the required minimum distribution rules under Code Section 401(a)(9), including the after-death distribution rules under Code Section 401(a)(9)(B) ("Qualified Contracts"), The payments under this provision of the GMWB for Life rider will be adjusted as required to be paid out in a non-increasing annual payments over a period no longer than permitted under Code Section 401(a)(9).

Payments to the Beneficiary (or to the owner's estate on the death of the owner), or payments to the successor beneficiary (or to the Beneficiary's estate) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider.

We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit
Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $106,000         $100,000      Not Applicable      $106,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $116,600         $100,000         $100,000         $95,400          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $4,600(2)
-------------------------------------------------------------------------------------------------------------------


---------
(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

 EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $106,000         $100,000         $100,000         $106,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $116,600      Not Applicable      $100,000         $116,600      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $127,200         $10,000          $110,000         $127,200         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $106,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $116,600              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/116,600]
WITHDRAWAL           $106,600               $90,000               $10,000               $8,576                $10,000
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $106,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $95,400              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/95,400]
WITHDRAWAL            $85,400               $89,518               $10,000               $10,482               $10,482
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new

          Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday for Non-qualified Contracts and the Annuitant's 70(th) birthday for Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Eleven and Separate Account Twelve. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve. (See "The Insurance Company" .) Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Eleven and Separate Account Twelve with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's

Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB ) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that certain benefits or the charges for certain benefits such as guaranteed death benefits (including the Roll-up Death Benefit) and certain living benefits (e.g. Guaranteed Minimum Withdrawal Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these earnings and benefits as an intrinsic part of the Contract and not report them as taxable income until distributions are actually made. However, it is possible that this may change if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under 59 1/2. You should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments or the Lifetime Withdrawal Benefit is paid for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Twelve, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Twelve and its assets. Pursuant to the merger, therefore, Separate Account Twelve became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.432          1.527                --
                                                       2006      1.371          1.432           994,838
                                                       2005      1.283          1.371           723,303
                                                       2004      1.225          1.283           525,857
                                                       2003      1.000          1.225            15,956

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (8/03).............................................  2007      1.606          1.728           146,739
                                                       2006      1.470          1.606           158,826
                                                       2005      1.391          1.470           131,084
                                                       2004      1.244          1.391            83,381
                                                       2003      1.000          1.244            50,443

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (7/03)........................  2007      1.561          1.495         1,798,237
                                                       2006      1.353          1.561         1,939,988
                                                       2005      1.329          1.353         1,645,247
                                                       2004      1.216          1.329           987,979
                                                       2003      1.000          1.216            15,562

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (9/03)........................  2007      1.618          1.772         1,429,891
                                                       2006      1.512          1.618           698,369
                                                       2005      1.465          1.512           470,534
                                                       2004      1.335          1.465           265,200
                                                       2003      1.000          1.335             7,435

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.026          2.303         1,854,633
                                                       2006      1.694          2.026         1,692,748
                                                       2005      1.562          1.694         1,391,810
                                                       2004      1.338          1.562           542,562
                                                       2003      1.000          1.338             8,952

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.625          1.566           669,581

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.367          1.372         1,429,796

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.659           648,536

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.203          1.261                --
                                                       2006      1.037          1.203            95,839
                                                       2005      0.977          1.037               277

  LMPVPI Total Return Subaccount (Class II) (8/03)...  2007      1.334          1.372                --
                                                       2006      1.207          1.334         1,348,701
                                                       2005      1.191          1.207         1,001,255
                                                       2004      1.115          1.191           465,551
                                                       2003      1.000          1.115             7,880

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.585          1.640                --
                                                       2006      1.453          1.585           772,256
                                                       2005      1.346          1.453           650,094
                                                       2004      1.257          1.346           495,772
                                                       2003      1.000          1.257            12,035

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.508          1.574         1,300,097

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.008          1.134         1,304,147
                                                       2006      0.994          1.008         1,421,558

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.034          1.069         7,700,093
                                                       2006      1.011          1.034         4,061,837

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.117          1.099           687,604

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.101         3,434,266
                                                       2006      0.996          1.052         3,618,175

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.011                --
                                                       2005      0.989          1.002         3,877,043
                                                       2004      0.994          0.989         2,669,983
                                                       2003      1.000          0.994            91,318

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (9/03)............................  2006      1.337          1.397                --
                                                       2005      1.294          1.337           700,196
                                                       2004      1.233          1.294           364,735
                                                       2003      1.000          1.233             3,553

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.858          2.022                --
                                                       2005      1.654          1.858         1,500,804
                                                       2004      1.413          1.654           765,241
                                                       2003      1.000          1.413             6,739

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.028          1.067                --
                                                       2006      1.012          1.028         1,913,954
                                                       2005      1.010          1.012         1,700,470
                                                       2004      0.995          1.010           922,208
                                                       2003      1.000          0.995            78,737

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (5/04).............................................  2006      0.998          1.123                --
                                                       2005      1.002          0.998            50,504
                                                       2004      0.970          1.002            43,189

  Pioneer Balanced VCT Subaccount (Class II)
  (10/03)............................................  2006      1.167          1.243                --
                                                       2005      1.143          1.167           872,530
                                                       2004      1.110          1.143           511,568
                                                       2003      1.000          1.110            13,104

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.054          1.092         1,758,886

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.252          1.312         2,113,637
                                                       2006      1.086          1.252         1,610,126
                                                       2005      0.994          1.086           423,548

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (9/03).............................................  2007      3.190          4.474         1,078,923
                                                       2006      2.391          3.190           925,667
                                                       2005      1.764          2.391           719,208
                                                       2004      1.510          1.764           431,016
                                                       2003      1.000          1.510            10,089

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.720          1.703         2,761,883
                                                       2006      1.430          1.720         2,678,737
                                                       2005      1.377          1.430         2,209,160
                                                       2004      1.205          1.377         1,018,570
                                                       2003      1.000          1.205            21,997

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.251          1.377                --
                                                       2006      1.065          1.251            18,754
                                                       2005      0.987          1.065            16,466

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.585          2.015                --
                                                       2005      1.493          1.585            31,388
                                                       2004      1.283          1.493            22,714
                                                       2003      1.000          1.283                --

  Pioneer Fund VCT Subaccount (Class II) (8/03)......  2007      1.583          1.633         1,736,753
                                                       2006      1.381          1.583           992,981
                                                       2005      1.324          1.381           674,365
                                                       2004      1.213          1.324           447,314
                                                       2003      1.000          1.213            19,404

  Pioneer Global High Yield VCT Subaccount (Class II)
  (4/05).............................................  2007      1.148          1.154         1,021,897
                                                       2006      1.041          1.148           708,717
                                                       2005      0.999          1.041           229,997

  Pioneer High Yield VCT Subaccount (Class II)
  (8/03).............................................  2007      1.305          1.357         3,237,679
                                                       2006      1.224          1.305         4,028,201
                                                       2005      1.223          1.224         3,049,446
                                                       2004      1.152          1.223         2,750,931
                                                       2003      1.000          1.152            23,361

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (4/05).......................  2007      1.222          1.266         1,051,203
                                                       2006      1.085          1.222           989,660
                                                       2005      1.003          1.085           124,897

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.182          1.230         3,038,495
                                                       2006      1.065          1.182         2,203,294
                                                       2005      0.995          1.065           394,697

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.144          1.190         4,456,784
                                                       2006      1.050          1.144         3,127,497
                                                       2005      0.993          1.050           428,651

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (9/03).............................................  2007      1.318          1.394           346,625
                                                       2006      1.228          1.318           377,078
                                                       2005      1.208          1.228           367,008
                                                       2004      1.154          1.208           344,922
                                                       2003      1.000          1.154            16,323

  Pioneer International Value VCT Subaccount (Class
  II) (9/03).........................................  2007      2.059          2.295           679,629
                                                       2006      1.706          2.059           512,106
                                                       2005      1.504          1.706           220,860
                                                       2004      1.290          1.504            95,523
                                                       2003      1.000          1.290             8,905

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.859          1.928         1,937,946
                                                       2006      1.682          1.859         1,704,620
                                                       2005      1.587          1.682         1,579,633
                                                       2004      1.324          1.587           742,777
                                                       2003      1.000          1.324             2,823

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.181          1.257         1,430,194
                                                       2006      1.167          1.181         1,441,792
                                                       2005      1.095          1.167         1,325,229
                                                       2004      1.021          1.095           377,337

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).........................................  2007      2.555          2.035         1,082,817
                                                       2006      1.901          2.555         1,402,729
                                                       2005      1.681          1.901         1,138,791
                                                       2004      1.261          1.681           594,769
                                                       2003      1.000          1.261            11,099

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.174          1.388                --
                                                       2006      1.106          1.174           869,301
                                                       2005      1.074          1.106           683,367
                                                       2004      1.070          1.074           265,932

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.966          1.797         1,179,645
                                                       2006      1.749          1.966         1,405,933
                                                       2005      1.599          1.749         1,174,363
                                                       2004      1.355          1.599           628,747
                                                       2003      1.000          1.355             1,360

  Pioneer Small Company VCT Subaccount (Class II)
  (8/03).............................................  2006      1.434          1.523                --
                                                       2005      1.433          1.434           106,781
                                                       2004      1.285          1.433            37,764
                                                       2003      1.000          1.285                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.245          1.301         4,859,644
                                                       2006      1.190          1.245         5,036,432
                                                       2005      1.179          1.190         4,221,871
                                                       2004      1.089          1.179         2,610,033
                                                       2003      1.000          1.089           286,913

  Pioneer Value VCT Subaccount (Class II) (9/03).....  2007      1.526          1.528                --
                                                       2006      1.347          1.526           731,510
                                                       2005      1.307          1.347           691,235
                                                       2004      1.192          1.307           565,426
                                                       2003      1.000          1.192            14,987




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.90%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.985          1.046               --
                                                       2006      1.000          0.985               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (8/03).............................................  2007      1.036          1.099               --
                                                       2006      1.000          1.036               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (7/03)........................  2007      1.107          1.046               --
                                                       2006      1.000          1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (9/03)........................  2007      0.994          1.074               --
                                                       2006      1.000          0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.133          1.271               --
                                                       2006      1.000          1.133               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.046          0.998               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.088          1.082               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.143          1.085               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.102          1.150               --
                                                       2006      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (8/03)...  2007      1.067          1.093               --
                                                       2006      1.000          1.067               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.024          1.055               --
                                                       2006      1.000          1.024               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.033          1.068               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      0.999          1.109               --
                                                       2006      0.994          0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.017          1.038               --
                                                       2006      1.004          1.017               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.102          1.074               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.077               --
                                                       2006      0.996          1.043               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (9/03)............................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.000          1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.005          1.031               --
                                                       2006      1.000          1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (5/04).............................................  2006      1.000          1.084               --

  Pioneer Balanced VCT Subaccount (Class II)
  (10/03)............................................  2006      1.000          1.030               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.061          1.089               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.100          1.137               --
                                                       2006      1.000          1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (9/03).............................................  2007      1.180          1.633               --
                                                       2006      1.000          1.180               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.150          1.123               --
                                                       2006      1.000          1.150               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.106          1.204               --
                                                       2006      1.000          1.106               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.190               --

  Pioneer Fund VCT Subaccount (Class II) (8/03)......  2007      1.099          1.119               --
                                                       2006      1.000          1.099               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (4/05).............................................  2007      1.073          1.065               --
                                                       2006      1.000          1.073               --

  Pioneer High Yield VCT Subaccount (Class II)
  (8/03).............................................  2007      1.043          1.070               --
                                                       2006      1.000          1.043               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (4/05).......................  2007      1.070          1.093               --
                                                       2006      1.000          1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.060          1.089           71,526
                                                       2006      1.000          1.060           66,748

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.049          1.076               --
                                                       2006      1.000          1.049               --

  Pioneer Independence VCT Subaccount (Class II)
  (9/03).............................................  2007      1.054          1.100               --
                                                       2006      1.000          1.054               --

  Pioneer International Value VCT Subaccount (Class
  II) (9/03).........................................  2007      1.121          1.234               --
                                                       2006      1.000          1.121               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.064          1.088               --
                                                       2006      1.000          1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.982          1.031               --
                                                       2006      1.000          0.982               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).........................................  2007      1.245          0.978               --
                                                       2006      1.000          1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.003          1.173               --
                                                       2006      1.000          1.003               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.035          0.933               --
                                                       2006      1.000          1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (8/03).............................................  2006      1.000          0.986               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.028          1.060               --
                                                       2006      1.000          1.028               --

  Pioneer Value VCT Subaccount (Class II) (9/03).....  2007      1.080          1.069               --
                                                       2006      1.000          1.080               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.432          1.527                 --
                                                       2006      1.371          1.432          1,653,797
                                                       2005      1.283          1.371          1,735,565
                                                       2004      1.225          1.283          2,040,147
                                                       2003      1.000          1.225            438,519

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.606          1.728            685,368
                                                       2006      1.470          1.606            787,287
                                                       2005      1.391          1.470            769,660
                                                       2004      1.244          1.391            560,861
                                                       2003      1.000          1.244            207,276

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.561          1.495          2,650,334
                                                       2006      1.353          1.561          2,937,650
                                                       2005      1.329          1.353          2,959,718
                                                       2004      1.216          1.329          2,395,266
                                                       2003      1.000          1.216            490,925

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.618          1.772          1,119,136
                                                       2006      1.512          1.618          1,048,191
                                                       2005      1.465          1.512            970,256
                                                       2004      1.335          1.465            768,240
                                                       2003      1.000          1.335            136,305

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.026          2.303          1,557,437
                                                       2006      1.694          2.026          1,540,453
                                                       2005      1.562          1.694          1,428,943
                                                       2004      1.338          1.562          1,101,088
                                                       2003      1.000          1.338            354,061

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.625          1.566          1,178,431

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.367          1.372          1,373,513

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.659            576,732

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.203          1.261                 --
                                                       2006      1.037          1.203             28,638
                                                       2005      1.022          1.037             11,664

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.334          1.372                 --
                                                       2006      1.207          1.334          1,465,137
                                                       2005      1.191          1.207          1,446,401
                                                       2004      1.115          1.191          1,554,939
                                                       2003      1.000          1.115            498,482

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.585          1.640                 --
                                                       2006      1.453          1.585          1,215,215
                                                       2005      1.346          1.453          1,113,200
                                                       2004      1.257          1.346          1,266,931
                                                       2003      1.000          1.257            388,371

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.508          1.574          1,622,392

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.008          1.134          2,613,422
                                                       2006      0.994          1.008          2,803,928

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.034          1.069          6,641,243
                                                       2006      1.011          1.034          5,567,424

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.117          1.099            702,163

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.101          3,478,967
                                                       2006      0.996          1.052          4,190,711

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.002          1.011                 --
                                                       2005      0.989          1.002          4,726,476
                                                       2004      0.994          0.989          4,706,703
                                                       2003      1.000          0.994          2,282,924

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.337          1.397                 --
                                                       2005      1.294          1.337          1,986,796
                                                       2004      1.233          1.294          1,588,562
                                                       2003      1.000          1.233            553,903

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.858          2.022                 --
                                                       2005      1.654          1.858          2,177,593
                                                       2004      1.413          1.654          1,845,034
                                                       2003      1.000          1.413            538,318

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.028          1.067                 --
                                                       2006      1.012          1.028          2,854,886
                                                       2005      1.010          1.012          5,093,876
                                                       2004      0.995          1.010          3,216,889
                                                       2003      1.000          0.995            727,262

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.998          1.123                 --
                                                       2005      1.002          0.998            182,133
                                                       2004      1.025          1.002            119,864

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.167          1.243                 --
                                                       2005      1.143          1.167          1,831,504
                                                       2004      1.110          1.143          2,893,610
                                                       2003      1.000          1.110          1,352,707

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.092          2,045,463

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.252          1.312          1,930,444
                                                       2006      1.086          1.252          1,217,402
                                                       2005      0.986          1.086            769,612

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.190          4.474            932,852
                                                       2006      2.391          3.190            904,608
                                                       2005      1.764          2.391            767,491
                                                       2004      1.510          1.764            634,023
                                                       2003      1.000          1.510             99,808

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.720          1.703          3,265,440
                                                       2006      1.430          1.720          3,089,771
                                                       2005      1.377          1.430          3,138,809
                                                       2004      1.205          1.377          2,636,416
                                                       2003      1.000          1.205            764,575

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.251          1.377                 --
                                                       2006      1.065          1.251             52,056
                                                       2005      0.978          1.065              9,548

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.585          2.015                 --
                                                       2005      1.493          1.585             33,531
                                                       2004      1.283          1.493             22,046
                                                       2003      1.000          1.283             12,781

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.583          1.633          3,895,235
                                                       2006      1.381          1.583          2,758,029
                                                       2005      1.324          1.381          2,780,569
                                                       2004      1.213          1.324          5,446,731
                                                       2003      1.000          1.213          2,035,041

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.148          1.154            826,104
                                                       2006      1.041          1.148            569,764
                                                       2005      0.996          1.041            107,545

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.305          1.357          4,256,690
                                                       2006      1.224          1.305          5,668,876
                                                       2005      1.223          1.224          4,570,990
                                                       2004      1.152          1.223          9,467,773
                                                       2003      1.000          1.152          4,494,810

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.222          1.266            420,484
                                                       2006      1.085          1.222            245,995
                                                       2005      0.990          1.085             77,232

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.182          1.230          3,938,599
                                                       2006      1.065          1.182          2,742,301
                                                       2005      0.983          1.065          1,692,076

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.144          1.190         13,202,153
                                                       2006      1.050          1.144         12,388,790
                                                       2005      0.993          1.050          8,836,248

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.318          1.394          1,285,940
                                                       2006      1.228          1.318          1,233,460
                                                       2005      1.208          1.228          1,359,860
                                                       2004      1.154          1.208          2,331,294
                                                       2003      1.000          1.154            706,463

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.059          2.295            969,879
                                                       2006      1.706          2.059            684,626
                                                       2005      1.504          1.706            347,740
                                                       2004      1.290          1.504            783,818
                                                       2003      1.000          1.290            278,342

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.859          1.928          1,805,802
                                                       2006      1.682          1.859          1,770,015
                                                       2005      1.587          1.682          1,809,146
                                                       2004      1.324          1.587          1,605,103
                                                       2003      1.000          1.324            356,319

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.181          1.257          1,046,563
                                                       2006      1.167          1.181            906,432
                                                       2005      1.095          1.167            360,317
                                                       2004      1.028          1.095             81,850

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.555          2.035          1,258,939
                                                       2006      1.901          2.555          1,439,328
                                                       2005      1.681          1.901          1,486,014
                                                       2004      1.261          1.681          1,259,415
                                                       2003      1.000          1.261            507,422

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.174          1.388                 --
                                                       2006      1.106          1.174            356,759
                                                       2005      1.074          1.106            252,781
                                                       2004      1.061          1.074            105,467

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.966          1.797          1,673,282
                                                       2006      1.749          1.966          1,724,057
                                                       2005      1.599          1.749          1,494,745
                                                       2004      1.355          1.599          1,244,840
                                                       2003      1.000          1.355            477,289

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.434          1.523                 --
                                                       2005      1.433          1.434            313,193
                                                       2004      1.285          1.433            172,385
                                                       2003      1.000          1.285             25,055

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.245          1.301          4,251,017
                                                       2006      1.190          1.245          4,105,748
                                                       2005      1.179          1.190          4,019,323
                                                       2004      1.089          1.179          3,133,140
                                                       2003      1.000          1.089            652,477

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.526          1.528                 --
                                                       2006      1.347          1.526          1,606,407
                                                       2005      1.307          1.347          1,730,330
                                                       2004      1.192          1.307          1,531,084
                                                       2003      1.000          1.192            304,001




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.90%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      0.985          1.046               --
                                                       2006      1.000          0.985               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.036          1.099               --
                                                       2006      1.000          1.036               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.107          1.046               --
                                                       2006      1.000          1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      0.994          1.074               --
                                                       2006      1.000          0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.133          1.271               --
                                                       2006      1.000          1.133               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.046          0.998               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.088          1.082               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.143          1.085               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.102          1.150               --
                                                       2006      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.067          1.093               --
                                                       2006      1.000          1.067               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.024          1.055               --
                                                       2006      1.000          1.024               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.033          1.068               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      0.999          1.109               --
                                                       2006      0.994          0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.017          1.038               --
                                                       2006      1.004          1.017          144,557

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.102          1.074          136,677

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.077               --
                                                       2006      0.996          1.043               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.005          1.031               --
                                                       2006      1.000          1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      1.000          1.084               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.000          1.030               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.089               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.100          1.137               --
                                                       2006      1.000          1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      1.180          1.633               --
                                                       2006      1.000          1.180               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.150          1.123               --
                                                       2006      1.000          1.150               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.106          1.204               --
                                                       2006      1.000          1.106               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.000          1.190               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.099          1.119               --
                                                       2006      1.000          1.099               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.073          1.065               --
                                                       2006      1.000          1.073               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.043          1.070               --
                                                       2006      1.000          1.043               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.070          1.093               --
                                                       2006      1.000          1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.060          1.089          264,169
                                                       2006      1.000          1.060          201,465

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.049          1.076           67,162
                                                       2006      1.000          1.049           67,162

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.054          1.100               --
                                                       2006      1.000          1.054               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.121          1.234               --
                                                       2006      1.000          1.121               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.064          1.088               --
                                                       2006      1.000          1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.982          1.031               --
                                                       2006      1.000          0.982               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.245          0.978               --
                                                       2006      1.000          1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.003          1.173               --
                                                       2006      1.000          1.003               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.035          0.933               --
                                                       2006      1.000          1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.986               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.028          1.060               --
                                                       2006      1.000          1.028               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.080          1.069               --
                                                       2006      1.000          1.080               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution, liquidation or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Growth Shares VCT Portfolio            Pioneer Independence VCT Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS

The following former Underlying Funds were merged with or reorganized into the new Underlying Funds and /or were reorganized into a new trust.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer America Income VCT Portfolio         Pioneer Bond VCT Portfolio
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Value VCT Portfolio                  Pioneer Fund VCT Portfolio


UNDERLYING FUND SUBSTITUTION

The following new Underlying Fund was substituted for the former Underlying
Fund.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Mid Cap Core Equity Portfolio       Lazard Mid Cap Portfolio


UNDERLYING FUND LIQUIDATIONS

The following Underlying Funds were liquidated and are no longer available in your contract.

PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Equity Opportunity Portfolio
PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Small and Mid Cap Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                        PORTFOLIO ARCHITECT PLUS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES


                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Twelve for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9368.

                  PORTFOLIO ARCHITECT PLUS ANNUITY PROSPECTUS:

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT PLUS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                MFS(R) Emerging Markets Equity
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Technology Portfolio                      PIMCO Inflation Protected Bond
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Pioneer Fund Portfolio -- Class A
     Growth Portfolio -- Class I                   Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Appreciation           A
     Portfolio -- Class I                          Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental         BlackRock Aggressive Growth
     Value Portfolio -- Class I                       Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                          BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           Davis Venture Value Portfolio -- Class A
     Growth Portfolio -- Class I                   FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Small Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Conservative to Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MetLife Moderate to Aggressive Allocation
     E                                                Portfolio -- Class B
  Clarion Global Real Estate                       MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class A                          MFS(R) Value Portfolio -- Class A
  Dreman Small Cap Value Portfolio -- Class A      Oppenheimer Global Equity
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class B              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    15
THE ANNUITY CONTRACT....................................................    15
Contract Owner Inquiries................................................    16
Purchase Payments.......................................................    16
Purchase Payment Credits................................................    17
Accumulation Units......................................................    17
The Variable Funding Options............................................    18
FIXED ACCOUNT...........................................................    24
CHARGES AND DEDUCTIONS..................................................    24
General.................................................................    24
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    25
Transfer Charge.........................................................    25
Administrative Charges..................................................    26
Mortality and Expense Risk Charge.......................................    26
Variable Liquidity Benefit Charge.......................................    26
Enhanced Stepped-Up Provision Charge....................................    26
Guaranteed Minimum Withdrawal Benefit Charge............................    27
Guaranteed Minimum Accumulation Benefit Charge..........................    27
Variable Funding Option Expenses........................................    27
Premium Tax.............................................................    27
Changes in Taxes Based upon Premium or Value............................    27
TRANSFERS...............................................................    27
Market Timing/Excessive Trading.........................................    27
Dollar Cost Averaging...................................................    29
ACCESS TO YOUR MONEY....................................................    30
Systematic Withdrawals..................................................    31
OWNERSHIP PROVISIONS....................................................    31
Types of Ownership......................................................    31
Contract Owner..........................................................    31
Beneficiary.............................................................    32
Annuitant...............................................................    32
DEATH BENEFIT...........................................................    32
Death Proceeds before the Maturity Date.................................    33
Enhanced Stepped-Up Provision ("E.S.P.")................................    35
Payment of Proceeds.....................................................    35
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    37
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    38
Planned Death Benefit...................................................    38
Death Proceeds after the Maturity Date..................................    39
LIVING BENEFITS.........................................................    39
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    39
THE ANNUITY PERIOD......................................................    50
Maturity Date...........................................................    50
Allocation of Annuity...................................................    51
Variable Annuity........................................................    51
Fixed Annuity...........................................................    51
PAYMENTS OPTIONS........................................................    52
Election of Options.....................................................    52
Annuity Options.........................................................    52
Variable Liquidity Benefit..............................................    53
MISCELLANEOUS CONTRACT PROVISIONS.......................................    53
Right to Return.........................................................    53
Termination.............................................................    53
Required Reports........................................................    53
Suspension of Payments..................................................    54
THE SEPARATE ACCOUNTS...................................................    54
Performance Information.................................................    55
FEDERAL TAX CONSIDERATIONS..............................................    55
General Taxation of Annuities...........................................    55
Types of Contracts: Qualified and Non-qualified.........................    56
Qualified Annuity Contracts.............................................    56
Taxation of Qualified Annuity Contracts.................................    56
Mandatory Distributions for Qualified Plans.............................    57
Individual Retirement Annuities.........................................    57
Roth IRAs...............................................................    58
TSAs (ERISA and Non-ERISA)..............................................    58
Non-qualified Annuity Contracts.........................................    60
Diversification Requirements for Variable Annuities.....................    61
Ownership of the Investments............................................    61
Taxation of Death Benefit Proceeds......................................    62
Other Tax Considerations................................................    62
Treatment of Charges for Optional Benefits..............................    62
Guaranteed Minimum Withdrawal Benefits..................................    62
Puerto Rico Tax Considerations..........................................    62
Non-Resident Aliens.....................................................    63
Tax Credits and Deductions..............................................    63
OTHER INFORMATION.......................................................    63
The Insurance Company...................................................    63
Financial Statements....................................................    63
Distribution of Variable Annuity Contracts..............................    63
Conformity with State and Federal Laws..................................    65
Voting Rights...........................................................    65
Restrictions on Financial Transactions..................................    66
Legal Proceedings.......................................................    66
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT ELEVEN FOR VARIABLE ANNUITIES.................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TWELVE FOR VARIABLE ANNUITIES.................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                        PORTFOLIO ARCHITECT PLUS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven") and MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Twelve was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Twelve. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Twelve and now only issues Contracts under Separate Account Eleven. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expenses for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

For contracts issued between April 1, 2004 and April 30, 2004, contracts issued between June 1, 2004 and August 31, 2004, and contracts issued between September 20, 2004 and June 9, 2006, the current Purchase Payment Credit is equal to 6.0% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before April 1, 2004, between May 1, 2004 and May 31, 2004 or between September 1, 2004 and September 19, 2004. For contracts issued between September 20, 2004 and June 9, 2006, the 6.0% Purchase Payment Credit will apply to your initial Purchase Payment and each subsequent Purchase Payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time of the Purchase Payment is received.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB
III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------
Mortality and Expense Risk Charge*....................       1.40%             1.55%            1.75%
Administrative Expense Charge.........................       0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................       1.55%             1.70%            1.90%
Optional E.S.P. Charge................................       0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................       1.75%             1.90%            2.10%
Optional GMAB Charge..................................       0.50%             0.50%            0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED............................................       2.05%             2.20%            2.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED((5))..................................       2.25%             2.40%            2.60%
Optional GMWB I Charge................................       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge...............................       1.00%(6)          1.00%(6)         1.00%(6)

                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------
Optional GMWB III Charge..............................       0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................       1.80%             1.95%            2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................       2.00%             2.15%            2.35%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Harris Oakmark International Portfolio; an amount equal to the underlying fund expenses that are in excess of 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in Lord Abbett Growth and Income Portfolio -- Class B; an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio -- Class A; an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid Cap Value Portfolio -- Class B; an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the
      T. Rowe Price Small Cap Growth Portfolio -- Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in the MFS(R) Research International
      Portfolio -- Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio -- Class B; and an amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio -- Class A
(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with reset feature (See "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit (assuming the maximum 1.00% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,268      $2,208      $2,950      $4,722       $468       $1,408      $2,350      $4,722
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,157      $1,882      $2,421      $3,739       $357       $1,082      $1,821      $3,739


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect Plus Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                         ANNUITANT ON THE CONTRACT DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Annual Step Up Death Benefit                                                     79
Roll-Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For contracts issued prior to April 1, 2004, between May 1, 2004 and May 31, 2004, between September 1, 2004 and September 19, 2004, and on or after June 10, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. The credit will equal 4.5% of the Purchase Payment.

For contracts issued between April 1, 2004 and April 30, 2004, contracts issued between June 1, 2004 and August 31, 2004, and contracts issued between September 20, 2004 and June 9, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks capital appreciation.        Fidelity Management & Research
                                                                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

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We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

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GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
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GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments, and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
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GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the

Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Series Global Life Sciences Portfolio, Janus Aspen Series Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small-Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see "The Annuity Contract.")

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below**

ROLL-UP DEATH BENEFIT

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*
                                    -  the Step-Up Value, if any, described below**
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below**; or
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If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*;
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value, described**
                                       below, on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80(th)
                                       birthday
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* If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected one of the GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below.

+ May not be available in all states. Please check with your registered representative.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

(+) May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner    continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A NONNATURAL ENTITY/TRUST)
The beneficiary(ies) (or if                                  Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 4.50% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         (100,000 x           (5,000 x (1-         N/A         (100,000 x           (5,000 x (1-
WITHDRAWAL                 10,000/114,950) =     90,000/100,000) =               10,000/94,050) =      89,367/100,000) =
REDUCTION                       $8,699                 $500                           $10,633                $532
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,633
OF THE
WITHDRAWAL                  (10,000>8,699)                                       ($10,633>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,633                $532
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $90,000               $4,500          $84,050         $89,367               $4,468
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,301               $4,565                          $89,367               $4,468
AFTER
WITHDRAWAL               [100,000 -- (100,000   [5,000 -- (5,000 x             [100,000 -- (100,000        [5,000 x
               $104,950   x 10,000/114,950)]     91,301/100,000)]     $84,050    x 10,000/94,050)]     (89,367/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,699                 $435           $10,000         $10,633                $532
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000      Not Applicable      $104,500         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $114,950         $100,000         $100,000         $94,050          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $5,950(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000         $100,000         $104,500         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $114,950      Not Applicable      $100,000         $114,950      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $125,400         $10,000          $110,000         $125,400         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $114,950              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/114,950]
WITHDRAWAL           $104,950               $90,000               $10,000               $8,699                $10,000
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,050              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/94,050]
WITHDRAWAL            $84,050               $89,368               $10,000               $10,632               $10,632
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B.

We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                              CLASS B SUBACCOUNTS/UNDERLYING FUNDS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                          MET INVESTORS SERIES TRUST -- CLASS A
                            BlackRock High Yield Portfolio
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC. -- CLASS A
                            BlackRock Bond Income Portfolio
                            BlackRock Money Market Portfolio
                            Western Asset Management U.S. Government
                               Portfolio
                          PIMCO VARIABLE INSURANCE
                            TRUST -- ADMINISTRATIVE CLASS
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday for Non-qualified Contracts and the Annuitant's 70(th) birthday for Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding

Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Eleven and Separate Account Twelve. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve. (See "The Insurance Company" .) Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Eleven and Separate Account Twelve with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Twelve, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Twelve and its assets. Pursuant to the merger, therefore, Separate Account Twelve became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the

Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.383          1.353                --
                                                       2005      1.223          1.383           358,260
                                                       2004      1.146          1.223           303,031
                                                       2003      1.000          1.146             6,742

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.964          2.221         1,592,292
                                                       2006      1.657          1.964         1,452,537
                                                       2005      1.475          1.657         1,228,534
                                                       2004      1.320          1.475           615,070
                                                       2003      1.000          1.320            13,590

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.732          1.916         4,364,250
                                                       2006      1.596          1.732         4,339,810
                                                       2005      1.395          1.596         4,120,101
                                                       2004      1.259          1.395         2,082,365
                                                       2003      1.000          1.259            82,410

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.614          1.670         3,141,653
                                                       2006      1.423          1.614         3,351,115
                                                       2005      1.366          1.423         3,205,012
                                                       2004      1.257          1.366         1,513,638
                                                       2003      1.000          1.257            93,416

Capital Appreciation Fund
  Capital Appreciation Fund (8/03)...................  2006      1.666          1.649                --
                                                       2005      1.432          1.666         1,101,001
                                                       2004      1.217          1.432           243,803
                                                       2003      1.000          1.217             6,582

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (8/03).............................................  2006      1.726          2.254                --
                                                       2005      1.635          1.726         2,135,221
                                                       2004      1.264          1.635           706,731
                                                       2003      1.000          1.264            19,257

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03).....................................  2007      1.428          1.506           254,363
                                                       2006      1.245          1.428           370,218
                                                       2005      1.212          1.245           453,659
                                                       2004      1.171          1.212           248,149
                                                       2003      1.000          1.171                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (7/03).....................................  2007      1.499          1.313           783,332
                                                       2006      1.467          1.499           812,632
                                                       2005      1.408          1.467           825,006
                                                       2004      1.285          1.408           507,209
                                                       2003      1.000          1.285            28,529

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (4/04).................................  2006      1.316          1.431                --
                                                       2005      1.213          1.316           565,817
                                                       2004      1.079          1.213            55,421
                                                       2003      1.000          1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.313          1.464                --
                                                       2005      1.211          1.313           413,673
                                                       2004      1.072          1.211           149,956
                                                       2003      1.000          1.072                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.772          2.046         1,991,255
                                                       2006      1.615          1.772         2,179,376
                                                       2005      1.406          1.615         1,864,337
                                                       2004      1.240          1.406           619,711
                                                       2003      1.000          1.240             7,398

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.574          1.654           126,409
                                                       2006      1.405          1.574           145,996
                                                       2005      1.182          1.405           157,636
                                                       2004      1.185          1.182            60,121
                                                       2003      1.000          1.185             6,599

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (9/03)....  2007      2.227          2.529         2,677,773
                                                       2006      2.013          2.227         2,870,769
                                                       2005      1.732          2.013         2,663,948
                                                       2004      1.411          1.732         1,199,255
                                                       2003      1.000          1.411            30,189

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (8/03)..........................................  2006      1.457          1.699                --
                                                       2005      1.339          1.457           414,439
                                                       2004      1.207          1.339           103,042
                                                       2003      1.000          1.207            27,469

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (8/03)........................  2007      2.874          3.645         1,188,602
                                                       2006      2.279          2.874         1,119,500
                                                       2005      1.816          2.279           946,947
                                                       2004      1.479          1.816           407,794
                                                       2003      1.000          1.479             5,154

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.026          2.303         1,854,633
                                                       2006      1.694          2.026         1,692,748
                                                       2005      1.562          1.694         1,391,810
                                                       2004      1.338          1.562           542,562
                                                       2003      1.216          1.338             8,952

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/03)...................................  2006      1.626          1.950                --
                                                       2005      1.517          1.626         1,766,854
                                                       2004      1.328          1.517           573,757
                                                       2003      1.000          1.328            47,400

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.060          1.084                --
                                                       2005      1.063          1.060         2,095,074
                                                       2004      0.990          1.063           588,257

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.237          1.278                --
                                                       2005      1.167          1.237             9,778
                                                       2004      1.094          1.167             9,561
                                                       2003      1.000          1.094                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.552          1.860            47,188
                                                       2006      1.483          1.552            10,079
                                                       2005      1.340          1.483             9,849
                                                       2004      1.192          1.340             9,778
                                                       2003      1.000          1.192             6,687

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.601          1.918           259,771
                                                       2006      1.508          1.601            90,727
                                                       2005      1.373          1.508            79,643
                                                       2004      1.386          1.373            62,149
                                                       2003      1.000          1.386             5,755

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/03).....................................  2007      1.558          1.677            19,521
                                                       2006      1.341          1.558            27,069
                                                       2005      1.290          1.341            28,013
                                                       2004      1.254          1.290            28,335
                                                       2003      1.000          1.254             6,521

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (8/03)......  2006      1.546          1.735                --
                                                       2005      1.509          1.546           391,840
                                                       2004      1.334          1.509            88,037
                                                       2003      1.000          1.334             6,091

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.661          1.602           865,355

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.537          1.591            80,675

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.531          1.581         1,353,271
                                                       2006      1.350          1.531         1,488,265
                                                       2005      1.316          1.350         1,520,272
                                                       2004      1.212          1.316           827,007
                                                       2003      1.000          1.212            38,999

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.659           648,536

  LMPVET Investors Subaccount (Class I) (8/03).......  2007      1.691          1.730           200,078
                                                       2006      1.452          1.691           223,199
                                                       2005      1.385          1.452           231,023
                                                       2004      1.274          1.385           198,121
                                                       2003      1.000          1.274            17,120

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.424          1.426           208,543

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (7/03).............................................  2007      1.859          2.013           281,281
                                                       2006      1.674          1.859           361,732
                                                       2005      1.621          1.674           378,829
                                                       2004      1.430          1.621           222,615
                                                       2003      1.000          1.430            36,673

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.140          1.245           264,274
                                                       2006      1.075          1.140           254,843
                                                       2005      1.046          1.075           215,679
                                                       2004      0.945          1.046            30,549

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.028          1.026           467,923
                                                       2006      1.003          1.028           632,391
                                                       2005      0.995          1.003           628,049
                                                       2004      0.999          0.995           297,209
                                                       2003      1.000          0.999            11,021

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.665          1.747                --
                                                       2006      1.432          1.665           591,876
                                                       2005      1.398          1.432           555,220
                                                       2004      1.311          1.398           324,478
                                                       2003      1.000          1.311            89,357

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.377          1.434                --
                                                       2006      1.341          1.377           209,901
                                                       2005      1.295          1.341           196,548
                                                       2004      1.308          1.295           184,421
                                                       2003      1.000          1.308            67,278

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/03).............................................  2007      1.619          1.676                --
                                                       2006      1.480          1.619           891,387
                                                       2005      1.368          1.480           864,799
                                                       2004      1.274          1.368           383,360
                                                       2003      1.000          1.274            76,702

  LMPVPII Growth and Income Subaccount (Class I)
  (10/03)............................................  2007      1.481          1.547                --
                                                       2006      1.338          1.481           105,264
                                                       2005      1.311          1.338           132,091
                                                       2004      1.229          1.311           114,055
                                                       2003      1.000          1.229            15,280

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.619          1.682                --
                                                       2006      1.402          1.619           787,465
                                                       2005      1.379          1.402           770,894
                                                       2004      1.243          1.379           247,185
                                                       2003      1.000          1.243            15,890

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.810          1.995                --
                                                       2006      1.638          1.810         1,076,073
                                                       2005      1.537          1.638         1,157,746
                                                       2004      1.258          1.537           566,176
                                                       2003      1.000          1.258                --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.085          1.120                --
                                                       2005      1.061          1.085           700,137
                                                       2004      0.981          1.061           318,685

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.716          1.792           714,930
                                                       2006      1.802          1.716           798,656

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.316          1.331         2,310,951
                                                       2006      1.248          1.316           698,795

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.645          1.725                --
                                                       2006      1.553          1.645           420,830

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.711          1.724           355,124

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322            78,284
                                                       2006      1.272          1.356            13,952

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.970          1.924           499,201
                                                       2006      1.788          1.970           574,216

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.691          2.172         1,048,614
                                                       2006      1.649          1.691         1,065,180

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.271          1.127            33,120

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.184          1.240           611,107
                                                       2006      1.120          1.184           643,129

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.318          1.387           439,760
                                                       2006      1.258          1.318           449,092

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.078          1.104         2,920,794
                                                       2006      1.001          1.078         1,890,378

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.072          1.062         1,795,978
                                                       2006      0.965          1.072            43,447

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.449          1.596           399,293
                                                       2006      1.466          1.449           425,435

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.388            57,767
                                                       2006      1.274          1.265            36,459

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.214          2.326           296,529

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.392          1.475         1,023,599
                                                       2006      1.259          1.392         1,059,295

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024         3,373,518
                                                       2006      1.003          1.221         3,987,089

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.146          1.214         1,991,936

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.553          1.606           246,234
                                                       2006      1.444          1.553           256,542

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.164          1.286                --
                                                       2006      1.106          1.164            33,013

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.218         1,405,010
                                                       2006      1.120          1.160         1,384,433

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.029          0.983         5,115,390
                                                       2006      1.003          1.029         1,346,480

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.510          1.791           825,956
                                                       2006      1.547          1.510           851,122

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.064          1.114         1,675,703
                                                       2006      1.024          1.064         1,708,494

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.034          1.069         7,700,093
                                                       2006      1.011          1.034         4,061,837

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.394          1.427           363,693
                                                       2006      1.375          1.394           430,716

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.482          1.519         1,059,711
                                                       2006      1.444          1.482         1,016,189

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078           237,655
                                                       2006      1.002          1.061           234,181

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084             6,415
                                                       2006      1.001          1.043             6,428

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083           743,666
                                                       2006      1.002          1.050           281,930

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084         1,151,164
                                                       2006      1.002          1.055         1,224,400

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084         1,217,096
                                                       2006      1.002          1.060           991,816

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.383          1.419         3,586,998
                                                       2006      1.294          1.383         3,898,386

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.051          1.100         3,630,856
                                                       2006      0.996          1.051         3,809,436

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149           462,757
                                                       2006      0.998          1.069           462,821

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.153          1.197                --
                                                       2006      1.084          1.153         2,310,539

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.073          1.104         1,502,435
                                                       2006      1.037          1.073         2,071,909

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.011                --
                                                       2005      0.989          1.002         3,877,043
                                                       2004      0.994          0.989         2,669,983
                                                       2003      1.000          0.994            91,318

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.096          1.159                --
                                                       2005      1.053          1.096           989,157
                                                       2004      0.992          1.053           308,472

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.119          1.141                --
                                                       2006      1.128          1.119         2,218,420
                                                       2005      1.122          1.128         2,125,161
                                                       2004      1.047          1.122           999,663
                                                       2003      1.000          1.047            30,865

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.079          1.155         4,040,602
                                                       2006      1.055          1.079         4,182,328
                                                       2005      1.046          1.055         3,970,841
                                                       2004      1.013          1.046         1,655,495
                                                       2003      1.000          1.013           126,742

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (9/03).........................................  2007      2.056          2.226                --
                                                       2006      1.635          2.056           118,050
                                                       2005      1.480          1.635           142,716
                                                       2004      1.294          1.480           146,421
                                                       2003      1.000          1.294                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.163          2.310                --
                                                       2006      1.873          2.163         1,994,384
                                                       2005      1.777          1.873         1,906,379
                                                       2004      1.430          1.777           929,388
                                                       2003      1.000          1.430             5,544

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (8/03).............................................  2006      1.376          1.466                --
                                                       2005      1.286          1.376           353,616
                                                       2004      1.226          1.286           143,448
                                                       2003      1.000          1.226            27,619

  Travelers Convertible Securities Subaccount
  (9/03).............................................  2006      1.180          1.258                --
                                                       2005      1.194          1.180           389,362
                                                       2004      1.141          1.194           379,542
                                                       2003      1.000          1.141            25,027

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/03).............................................  2006      1.650          1.802                --
                                                       2005      1.490          1.650           824,421
                                                       2004      1.300          1.490           660,065
                                                       2003      1.000          1.300            48,134

  Travelers Equity Income Subaccount (9/03)..........  2006      1.374          1.444                --
                                                       2005      1.336          1.374         1,015,732
                                                       2004      1.235          1.336           424,331
                                                       2003      1.000          1.235            43,114

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (7/03)...  2006      1.217          1.248                --
                                                       2005      1.205          1.217           700,501
                                                       2004      1.109          1.205           459,955
                                                       2003      1.000          1.109            79,698

  Travelers Federated Stock Subaccount (10/03).......  2006      1.412          1.463                --
                                                       2005      1.362          1.412           106,315
                                                       2004      1.251          1.362            72,280
                                                       2003      1.000          1.251                --

  Travelers Large Cap Subaccount (11/03).............  2006      1.334          1.375                --
                                                       2005      1.247          1.334           260,734
                                                       2004      1.189          1.247            56,997
                                                       2003      1.000          1.189                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.101          1.170                --
                                                       2005      1.019          1.101           217,807

  Travelers Managed Allocation Series: Conservative
  Subaccount (6/05)..................................  2006      1.031          1.035                --
                                                       2005      1.017          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.068          1.106                --
                                                       2005      1.000          1.068         1,041,717

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.078          1.125                --
                                                       2005      1.000          1.078           522,363

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.047          1.068                --
                                                       2005      1.000          1.047           110,255

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.462          1.553                --
                                                       2005      1.325          1.462           401,161
                                                       2004      1.161          1.325           168,721
                                                       2003      1.000          1.161                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.462          1.547                --
                                                       2005      1.440          1.462           900,274
                                                       2004      1.282          1.440           443,087
                                                       2003      1.000          1.282            20,755

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/03)....  2006      1.253          1.294                --
                                                       2005      1.236          1.253         3,821,058
                                                       2004      1.126          1.236         1,761,719
                                                       2003      1.000          1.126            56,519

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.259                --
                                                       2005      1.112          1.165           864,003
                                                       2004      0.962          1.112           298,850

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.556          1.788                --
                                                       2005      1.443          1.556           428,892
                                                       2004      1.266          1.443           249,460
                                                       2003      1.000          1.266                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.361          1.444                --
                                                       2005      1.304          1.361           260,735
                                                       2004      1.192          1.304           107,327
                                                       2003      1.000          1.192               961

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.051          1.106                --
                                                       2005      1.000          1.051            19,291

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.120                --
                                                       2005      1.086          1.108         1,091,583
                                                       2004      0.971          1.086           184,406

  Travelers Quality Bond Subaccount (6/03)...........  2006      1.033          1.024                --
                                                       2005      1.033          1.033         1,830,184
                                                       2004      1.015          1.033           991,325
                                                       2003      1.000          1.015            82,924

  Travelers Strategic Equity Subaccount (8/03).......  2006      1.340          1.398                --
                                                       2005      1.334          1.340           191,904
                                                       2004      1.229          1.334            68,469
                                                       2003      1.000          1.229            21,722

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.107          1.274                --
                                                       2005      1.000          1.107             2,872

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                --
                                                       2005      1.000          1.109                --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.075          1.037                --
                                                       2005      1.047          1.075         2,031,622
                                                       2004      1.003          1.047           785,536

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.708          1.642         1,282,390
                                                       2006      1.495          1.708         1,477,908
                                                       2005      1.458          1.495         1,507,051
                                                       2004      1.261          1.458           594,872
                                                       2003      1.000          1.261                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (10/03)............................................  2007      1.356          1.501            39,508
                                                       2006      1.289          1.356            40,189
                                                       2005      1.214          1.289            37,961
                                                       2004      1.188          1.214            34,997
                                                       2003      1.000          1.188                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.183          1.145               --
                                                       2005      1.057          1.183               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.450          1.622           26,078
                                                       2006      1.236          1.450           26,525
                                                       2005      1.112          1.236           24,241
                                                       2004      1.000          1.112            5,051

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.318          1.443           60,397
                                                       2006      1.228          1.318           59,867
                                                       2005      1.084          1.228           44,102
                                                       2004      1.000          1.084            7,719

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.231          1.260           15,471
                                                       2006      1.097          1.231           15,229
                                                       2005      1.063          1.097           15,383
                                                       2004      1.000          1.063           10,471

Capital Appreciation Fund
  Capital Appreciation Fund (8/03)...................  2006      1.345          1.326               --
                                                       2005      1.168          1.345           26,302
                                                       2004      1.000          1.168               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (8/03).............................................  2006      1.343          1.735               --
                                                       2005      1.286          1.343           14,247
                                                       2004      1.000          1.286            4,335

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03).....................................  2007      1.179          1.230               --
                                                       2006      1.039          1.179               --
                                                       2005      1.021          1.039               --
                                                       2004      1.000          1.021               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (7/03).....................................  2007      1.138          0.986           17,190
                                                       2006      1.126          1.138           15,604
                                                       2005      1.092          1.126           12,961
                                                       2004      1.000          1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (4/04).................................  2006      1.197          1.298               --
                                                       2005      1.115          1.197           11,156
                                                       2004      1.000          1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.199          1.332               --
                                                       2005      1.118          1.199               --
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.364          1.559           32,912
                                                       2006      1.257          1.364           32,134
                                                       2005      1.105          1.257           25,132
                                                       2004      1.000          1.105               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.354          1.408               --
                                                       2006      1.221          1.354               --
                                                       2005      1.038          1.221               --
                                                       2004      1.000          1.038               --

  VIP Mid Cap Subaccount (Service Class 2) (9/03)....  2007      1.543          1.734           34,055
                                                       2006      1.409          1.543           34,882
                                                       2005      1.225          1.409           17,873
                                                       2004      1.000          1.225               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (8/03)..........................................  2006      1.184          1.365               --
                                                       2005      1.099          1.184            3,577
                                                       2004      1.000          1.099            2,543

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (8/03)........................  2007      1.952          2.449           36,128
                                                       2006      1.564          1.952           36,185
                                                       2005      1.260          1.564           32,685
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.467          1.650          112,977
                                                       2006      1.239          1.467          114,538
                                                       2005      1.154          1.239          104,324
                                                       2004      1.000          1.154            4,481

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/03)...................................  2006      1.186          1.408               --
                                                       2005      1.118          1.186               --
                                                       2004      1.000          1.118               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.061          1.081               --
                                                       2005      1.074          1.061               --
                                                       2004      1.006          1.074               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.119          1.152               --
                                                       2005      1.067          1.119               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.176          1.395               --
                                                       2006      1.135          1.176               --
                                                       2005      1.037          1.135               --
                                                       2004      1.000          1.037               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.200          1.423               --
                                                       2006      1.142          1.200               --
                                                       2005      1.051          1.142               --
                                                       2004      1.000          1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/03).....................................  2007      1.283          1.367               --
                                                       2006      1.117          1.283               --
                                                       2005      1.085          1.117               --
                                                       2004      1.000          1.085               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (8/03)......  2006      1.139          1.268               --
                                                       2005      1.124          1.139               --
                                                       2004      1.000          1.124               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.248          1.195               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.217          1.251               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.217          1.244               --
                                                       2006      1.085          1.217               --
                                                       2005      1.068          1.085               --
                                                       2004      1.000          1.068               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.277          1.215              749

  LMPVET Investors Subaccount (Class I) (8/03).......  2007      1.289          1.305               --
                                                       2006      1.119          1.289               --
                                                       2005      1.078          1.119               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.062          1.056               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (7/03).............................................  2007      1.308          1.402           13,817
                                                       2006      1.190          1.308           12,485
                                                       2005      1.164          1.190            6,033
                                                       2004      1.000          1.164               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.146          1.238               --
                                                       2006      1.092          1.146               --
                                                       2005      1.074          1.092               --
                                                       2004      1.000          1.074               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.008          0.995               --
                                                       2006      0.994          1.008               --
                                                       2005      0.996          0.994            4,266
                                                       2004      1.000          0.996            2,774

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.232          1.288               --
                                                       2006      1.070          1.232               --
                                                       2005      1.056          1.070               --
                                                       2004      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.030          1.070               --
                                                       2006      1.014          1.030               --
                                                       2005      0.989          1.014               --
                                                       2004      1.000          0.989               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/03).............................................  2007      1.220          1.259               --
                                                       2006      1.127          1.220               --
                                                       2005      1.053          1.127               --
                                                       2004      1.000          1.053               --

  LMPVPII Growth and Income Subaccount (Class I)
  (10/03)............................................  2007      1.177          1.225               --
                                                       2006      1.074          1.177               --
                                                       2005      1.064          1.074               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.262          1.308               --
                                                       2006      1.105          1.262           17,407
                                                       2005      1.098          1.105           16,054
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.337          1.468               --
                                                       2006      1.222          1.337               --
                                                       2005      1.159          1.222               --
                                                       2004      1.000          1.159               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.083          1.114               --
                                                       2005      1.070          1.083               --
                                                       2004      1.000          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.260          1.302           34,104
                                                       2006      1.333          1.260           32,759

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.151          1.153               --
                                                       2006      1.100          1.151               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.364          1.426               --
                                                       2006      1.297          1.364           14,379

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.414          1.415           15,677

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.333          1.286               --
                                                       2006      1.259          1.333               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.529          1.477            8,616
                                                       2006      1.397          1.529            8,001

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.351          1.717           29,869
                                                       2006      1.326          1.351           28,582

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.096               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211               --
                                                       2006      1.114          1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.126          1.172               --
                                                       2006      1.081          1.126               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084           22,373
                                                       2006      1.001          1.070               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.065          1.043               --
                                                       2006      0.964          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.162          1.267           17,570
                                                       2006      1.184          1.162           16,064

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.244          1.350               --
                                                       2006      1.262          1.244               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.690          1.763               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.379          1.446               --
                                                       2006      1.257          1.379               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006           31,551
                                                       2006      1.003          1.212           26,996

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.062          1.117           50,394

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.273          1.303               --
                                                       2006      1.192          1.273               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.260               --
                                                       2006      1.095          1.145               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.198           31,566
                                                       2006      1.121          1.153           31,011

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.022          0.965            5,856
                                                       2006      1.003          1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.101          1.291               --
                                                       2006      1.135          1.101               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.040          1.077               --
                                                       2006      1.008          1.040               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.040          160,314
                                                       2006      1.001          1.016           18,076

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.147          1.161            5,417
                                                       2006      1.139          1.147            5,420

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.196          1.212           28,359
                                                       2006      1.173          1.196           27,611

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060           20,290
                                                       2006      1.002          1.053           18,621

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065           16,109
                                                       2006      1.002          1.052           16,160

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.199          1.217               --
                                                       2006      1.129          1.199               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.081           17,003
                                                       2006      0.996          1.044           15,731

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.141          1.180               --
                                                       2006      1.081          1.141               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.075          1.095            9,032
                                                       2006      1.046          1.075            8,672

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.995          1.001               --
                                                       2005      0.993          0.995           83,882
                                                       2004      1.000          0.993            2,496

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.093          1.152               --
                                                       2005      1.061          1.093               --
                                                       2004      1.000          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.040          1.058               --
                                                       2006      1.060          1.040           49,596
                                                       2005      1.066          1.060           27,562
                                                       2004      1.000          1.066            5,161

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.053          1.116           89,573
                                                       2006      1.041          1.053           86,087
                                                       2005      1.043          1.041           54,099
                                                       2004      1.000          1.043            5,301

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (9/03).........................................  2007      1.575          1.699               --
                                                       2006      1.265          1.575               --
                                                       2005      1.157          1.265               --
                                                       2004      1.000          1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.420          1.512               --
                                                       2006      1.242          1.420            4,065
                                                       2005      1.191          1.242            4,272
                                                       2004      1.000          1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (8/03).............................................  2006      1.116          1.184               --
                                                       2005      1.053          1.116           13,449
                                                       2004      1.000          1.053               --

  Travelers Convertible Securities Subaccount
  (9/03).............................................  2006      1.018          1.081               --
                                                       2005      1.041          1.018               --
                                                       2004      1.000          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/03).............................................  2006      1.224          1.333               --
                                                       2005      1.117          1.224           30,403
                                                       2004      1.000          1.117               --

  Travelers Equity Income Subaccount (9/03)..........  2006      1.120          1.173               --
                                                       2005      1.101          1.120           14,383
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (7/03)...  2006      1.076          1.100               --
                                                       2005      1.077          1.076               --
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (10/03).......  2006      1.106          1.142               --
                                                       2005      1.078          1.106               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (11/03).............  2006      1.109          1.139               --
                                                       2005      1.047          1.109            5,424
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.093          1.158               --
                                                       2005      1.018          1.093           13,492

  Travelers Managed Allocation Series: Conservative
  Subaccount (6/05)..................................  2006      1.024          1.024               --
                                                       2005      1.016          1.024               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.060          1.095               --
                                                       2005      1.000          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.071          1.113               --
                                                       2005      1.000          1.071               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.040          1.057               --
                                                       2005      1.000          1.040               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.226          1.297               --
                                                       2005      1.123          1.226           12,062
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.076          1.135               --
                                                       2005      1.072          1.076               --
                                                       2004      1.000          1.072               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/03)....  2006      1.098          1.129               --
                                                       2005      1.094          1.098               --
                                                       2004      1.000          1.094               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.167          1.257               --
                                                       2005      1.125          1.167               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.220          1.397               --
                                                       2005      1.143          1.220            7,892
                                                       2004      1.000          1.143               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.127          1.192               --
                                                       2005      1.092          1.127               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.044          1.095               --
                                                       2005      1.000          1.044               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.121               --
                                                       2005      1.102          1.113            9,362
                                                       2004      1.000          1.102               --

  Travelers Quality Bond Subaccount (6/03)...........  2006      1.020          1.008               --
                                                       2005      1.030          1.020            4,167
                                                       2004      1.000          1.030            2,682

  Travelers Strategic Equity Subaccount (8/03).......  2006      1.090          1.134               --
                                                       2005      1.096          1.090               --
                                                       2004      1.000          1.096               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.100          1.262               --
                                                       2005      1.000          1.100               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.101          1.259               --
                                                       2005      1.000          1.101               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.089          1.046               --
                                                       2005      1.071          1.089            7,852
                                                       2004      1.031          1.071            5,154

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.296          1.233               --
                                                       2006      1.146          1.296               --
                                                       2005      1.129          1.146               --
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (10/03)............................................  2007      1.133          1.241               --
                                                       2006      1.089          1.133               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.383          1.353                --
                                                       2005      1.223          1.383           324,527
                                                       2004      1.146          1.223           345,656
                                                       2003      1.000          1.146            16,053

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.964          2.221         1,061,270
                                                       2006      1.657          1.964         1,027,778
                                                       2005      1.475          1.657           980,562
                                                       2004      1.320          1.475           669,593
                                                       2003      1.000          1.320           107,147

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.732          1.916         3,369,494
                                                       2006      1.596          1.732         3,209,202
                                                       2005      1.395          1.596         2,875,953
                                                       2004      1.259          1.395         1,906,773
                                                       2003      1.000          1.259           362,594

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.614          1.670         2,771,198
                                                       2006      1.423          1.614         2,751,161
                                                       2005      1.366          1.423         2,700,015
                                                       2004      1.257          1.366         2,164,373
                                                       2003      1.000          1.257           507,723

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.666          1.649                --
                                                       2005      1.432          1.666           516,901
                                                       2004      1.217          1.432           159,892
                                                       2003      1.000          1.217            43,045

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.726          2.254                --
                                                       2005      1.635          1.726           812,062
                                                       2004      1.264          1.635           466,888
                                                       2003      1.000          1.264           214,026

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.428          1.506           217,743
                                                       2006      1.245          1.428           231,216
                                                       2005      1.212          1.245           233,505
                                                       2004      1.171          1.212           185,016
                                                       2003      1.000          1.171            94,211

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.499          1.313           445,926
                                                       2006      1.467          1.499           529,396
                                                       2005      1.408          1.467           529,436
                                                       2004      1.285          1.408           384,633
                                                       2003      1.000          1.285           126,524

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.316          1.431                --
                                                       2005      1.213          1.316           448,751
                                                       2004      1.079          1.213            33,081
                                                       2003      1.000          1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.313          1.464                --
                                                       2005      1.211          1.313           282,039
                                                       2004      1.072          1.211           145,142
                                                       2003      1.000          1.072                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.772          2.046         1,133,819
                                                       2006      1.615          1.772         1,226,982
                                                       2005      1.406          1.615         1,025,137
                                                       2004      1.240          1.406           486,471
                                                       2003      1.000          1.240            90,383

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.574          1.654            95,353
                                                       2006      1.405          1.574           112,830
                                                       2005      1.182          1.405           113,399
                                                       2004      1.185          1.182           148,933
                                                       2003      1.000          1.185            22,272

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.227          2.529         1,443,469
                                                       2006      2.013          2.227         1,573,761
                                                       2005      1.732          2.013         1,535,654
                                                       2004      1.411          1.732           846,870
                                                       2003      1.000          1.411           178,932

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.457          1.699                --
                                                       2005      1.339          1.457           304,120
                                                       2004      1.207          1.339           193,876
                                                       2003      1.000          1.207             7,338

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.874          3.645           365,226
                                                       2006      2.279          2.874           333,224
                                                       2005      1.816          2.279           249,123
                                                       2004      1.479          1.816            78,775
                                                       2003      1.000          1.479            25,292

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.026          2.303         1,557,437
                                                       2006      1.694          2.026         1,540,453
                                                       2005      1.562          1.694         1,428,943
                                                       2004      1.338          1.562         1,101,088
                                                       2003      1.105          1.338           354,061

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.626          1.950                --
                                                       2005      1.517          1.626           986,123
                                                       2004      1.328          1.517           548,723
                                                       2003      1.000          1.328           207,543

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.060          1.084                --
                                                       2005      1.063          1.060           413,926
                                                       2004      0.992          1.063           153,995

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.237          1.278                --
                                                       2005      1.167          1.237            51,892
                                                       2004      1.094          1.167            84,750
                                                       2003      1.000          1.094            70,254

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.552          1.860            26,979
                                                       2006      1.483          1.552            42,020
                                                       2005      1.340          1.483            42,127
                                                       2004      1.192          1.340            51,154
                                                       2003      1.000          1.192            16,753

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.601          1.918            71,556
                                                       2006      1.508          1.601            56,718
                                                       2005      1.373          1.508            51,380
                                                       2004      1.386          1.373            31,862
                                                       2003      1.000          1.386             5,819

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.558          1.677            15,508
                                                       2006      1.341          1.558            15,500
                                                       2005      1.290          1.341            11,554
                                                       2004      1.254          1.290            15,488
                                                       2003      1.000          1.254             7,230

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.546          1.735                --
                                                       2005      1.509          1.546           334,457
                                                       2004      1.334          1.509           271,934
                                                       2003      1.000          1.334            46,626

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.661          1.602           957,765

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.537          1.591           131,632

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.531          1.581         1,093,576
                                                       2006      1.350          1.531         1,146,812
                                                       2005      1.316          1.350         1,215,603
                                                       2004      1.212          1.316           873,043
                                                       2003      1.000          1.212           264,893

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.659           576,732

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.691          1.730           227,736
                                                       2006      1.452          1.691           248,255
                                                       2005      1.385          1.452           270,785
                                                       2004      1.274          1.385           243,439
                                                       2003      1.000          1.274            79,932

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.424          1.426           404,888

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.859          2.013           347,306
                                                       2006      1.674          1.859           364,707
                                                       2005      1.621          1.674           347,774
                                                       2004      1.430          1.621           316,142
                                                       2003      1.000          1.430            90,128

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.140          1.245           324,939
                                                       2006      1.075          1.140           332,818
                                                       2005      1.046          1.075           224,714
                                                       2004      0.986          1.046           145,073

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.028          1.026           152,351
                                                       2006      1.003          1.028           120,413
                                                       2005      0.995          1.003           122,566
                                                       2004      0.999          0.995            73,311
                                                       2003      1.000          0.999             5,007

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.665          1.747                --
                                                       2006      1.432          1.665           585,818
                                                       2005      1.398          1.432           596,005
                                                       2004      1.311          1.398           496,976
                                                       2003      1.000          1.311           118,693

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.377          1.434                --
                                                       2006      1.341          1.377           409,398
                                                       2005      1.295          1.341           428,487
                                                       2004      1.308          1.295           439,647
                                                       2003      1.000          1.308            83,812

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.619          1.676                --
                                                       2006      1.480          1.619         1,028,832
                                                       2005      1.368          1.480           900,301
                                                       2004      1.274          1.368           826,093
                                                       2003      1.000          1.274           217,388

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.481          1.547                --
                                                       2006      1.338          1.481           150,022
                                                       2005      1.311          1.338           171,124
                                                       2004      1.229          1.311           141,262
                                                       2003      1.000          1.229            13,315

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.619          1.682                --
                                                       2006      1.402          1.619           677,052
                                                       2005      1.379          1.402           633,649
                                                       2004      1.243          1.379           368,767
                                                       2003      1.000          1.243            22,147

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.810          1.995                --
                                                       2006      1.638          1.810           922,612
                                                       2005      1.537          1.638           887,659
                                                       2004      1.258          1.537           427,320
                                                       2003      1.000          1.258            39,701

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.085          1.120                --
                                                       2005      1.061          1.085           206,919
                                                       2004      0.962          1.061            39,365

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.716          1.792           483,928
                                                       2006      1.802          1.716           458,660

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.316          1.331           923,890
                                                       2006      1.248          1.316           546,901

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.645          1.725                --
                                                       2006      1.553          1.645           177,127

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.711          1.724           188,186

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322            10,366
                                                       2006      1.272          1.356             9,728

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.970          1.924           308,376
                                                       2006      1.788          1.970           300,556

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.691          2.172           515,699
                                                       2006      1.649          1.691           581,489

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.271          1.127            56,676

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.184          1.240           237,478
                                                       2006      1.120          1.184           223,726

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.318          1.387           435,926
                                                       2006      1.258          1.318           420,566

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.078          1.104         1,656,515
                                                       2006      1.001          1.078           792,975

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.072          1.062         1,568,746
                                                       2006      0.964          1.072             8,277

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.449          1.596           180,093
                                                       2006      1.466          1.449           178,130

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.388            44,177
                                                       2006      1.274          1.265            29,624

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.214          2.326           177,864

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.392          1.475           522,548
                                                       2006      1.259          1.392           528,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024         1,431,082
                                                       2006      1.003          1.221         1,427,114

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.146          1.214         1,186,032

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.553          1.606            23,208
                                                       2006      1.444          1.553            27,055

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.164          1.286                --
                                                       2006      1.106          1.164            51,663

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.218           429,383
                                                       2006      1.120          1.160           441,365

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.029          0.983         2,743,141
                                                       2006      1.003          1.029         1,020,359

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.510          1.791           534,513
                                                       2006      1.547          1.510           519,544

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.078          1.114         1,600,611

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.034          1.069         6,641,243
                                                       2006      1.011          1.034         5,567,424

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.394          1.427           562,127
                                                       2006      1.375          1.394           619,387

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.482          1.519           424,397
                                                       2006      1.444          1.482           457,020

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078            29,001
                                                       2006      1.002          1.061            29,037

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084            71,880
                                                       2006      1.001          1.043            60,047

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083           156,882
                                                       2006      1.002          1.050           147,662

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084            88,404
                                                       2006      1.002          1.055           123,677

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084           289,441
                                                       2006      1.002          1.060            49,304

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.383          1.419         2,287,254
                                                       2006      1.294          1.383         2,312,866

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.051          1.100         2,125,045
                                                       2006      0.996          1.051         2,113,340

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149           444,309
                                                       2006      0.998          1.069           416,917

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.153          1.197                --
                                                       2006      1.084          1.153           463,739

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.073          1.104           399,956
                                                       2006      1.037          1.073           407,944

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.002          1.011                --
                                                       2005      0.989          1.002         4,726,476
                                                       2004      0.994          0.989         4,706,703
                                                       2003      1.000          0.994         2,282,924

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.096          1.159                --
                                                       2005      1.053          1.096           118,737
                                                       2004      0.989          1.053            45,971

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.119          1.141                --
                                                       2006      1.128          1.119         1,161,123
                                                       2005      1.122          1.128         1,303,136
                                                       2004      1.047          1.122           935,360
                                                       2003      1.000          1.047           107,358

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.079          1.155         1,799,315
                                                       2006      1.055          1.079         2,151,476
                                                       2005      1.046          1.055         2,359,675
                                                       2004      1.013          1.046         1,682,957
                                                       2003      1.000          1.013           537,429

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.056          2.226                --
                                                       2006      1.635          2.056             7,618
                                                       2005      1.480          1.635             5,006
                                                       2004      1.294          1.480            19,018
                                                       2003      1.000          1.294            15,582

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.163          2.310                --
                                                       2006      1.873          2.163           856,841
                                                       2005      1.777          1.873           887,393
                                                       2004      1.430          1.777           613,690
                                                       2003      1.000          1.430           221,355

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.376          1.466                --
                                                       2005      1.286          1.376           178,426
                                                       2004      1.226          1.286           137,921
                                                       2003      1.000          1.226            63,002

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.180          1.258                --
                                                       2005      1.194          1.180           412,451
                                                       2004      1.141          1.194           264,563
                                                       2003      1.000          1.141            78,242

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.650          1.802                --
                                                       2005      1.490          1.650           512,542
                                                       2004      1.300          1.490           430,315
                                                       2003      1.000          1.300           126,191

  Travelers Equity Income Subaccount (5/03)..........  2006      1.374          1.444                --
                                                       2005      1.336          1.374           494,813
                                                       2004      1.235          1.336           365,896
                                                       2003      1.000          1.235           152,992

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.217          1.248                --
                                                       2005      1.205          1.217           580,851
                                                       2004      1.109          1.205           521,708
                                                       2003      1.000          1.109           198,335

  Travelers Federated Stock Subaccount (6/03)........  2006      1.412          1.463                --
                                                       2005      1.362          1.412            96,372
                                                       2004      1.251          1.362            86,641
                                                       2003      1.000          1.251             2,080

  Travelers Large Cap Subaccount (6/03)..............  2006      1.334          1.375                --
                                                       2005      1.247          1.334           367,191
                                                       2004      1.189          1.247           307,943
                                                       2003      1.000          1.189           161,977

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.101          1.170                --
                                                       2005      1.000          1.101                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                --
                                                       2005      1.000          1.031            58,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.068          1.106                --
                                                       2005      0.998          1.068            78,423

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.078          1.125                --
                                                       2005      1.005          1.078           393,826

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.047          1.068                --
                                                       2005      1.015          1.047            54,556

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.462          1.553                --
                                                       2005      1.325          1.462           174,845
                                                       2004      1.161          1.325            85,168
                                                       2003      1.000          1.161            31,020

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.462          1.547                --
                                                       2005      1.440          1.462           527,750
                                                       2004      1.282          1.440           250,817
                                                       2003      1.000          1.282            41,032

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.253          1.294                --
                                                       2005      1.236          1.253         2,440,748
                                                       2004      1.126          1.236         1,601,590
                                                       2003      1.000          1.126           279,557

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.259                --
                                                       2005      1.112          1.165           528,595
                                                       2004      0.965          1.112           347,657

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.556          1.788                --
                                                       2005      1.443          1.556           282,505
                                                       2004      1.266          1.443           152,666
                                                       2003      1.000          1.266            38,252

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.361          1.444                --
                                                       2005      1.304          1.361            30,500
                                                       2004      1.192          1.304            28,729
                                                       2003      1.000          1.192                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.051          1.106                --
                                                       2005      1.047          1.051             3,206

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.108          1.120                --
                                                       2005      1.086          1.108           477,455
                                                       2004      0.979          1.086            90,999

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.033          1.024                --
                                                       2005      1.033          1.033         1,980,630
                                                       2004      1.015          1.033         1,784,530
                                                       2003      1.000          1.015           710,242

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.340          1.398                --
                                                       2005      1.334          1.340           173,343
                                                       2004      1.229          1.334           129,587
                                                       2003      1.000          1.229            79,991

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.107          1.274                --
                                                       2005      1.009          1.107            27,453

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.109          1.272                --
                                                       2005      1.044          1.109                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.075          1.037                --
                                                       2005      1.047          1.075           400,868
                                                       2004      0.979          1.047            37,571

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.708          1.642           430,034
                                                       2006      1.495          1.708           453,286
                                                       2005      1.458          1.495           438,110
                                                       2004      1.261          1.458           277,863
                                                       2003      1.000          1.261           121,041

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.356          1.501             1,868
                                                       2006      1.289          1.356             3,111
                                                       2005      1.214          1.289             6,728
                                                       2004      1.188          1.214             7,821
                                                       2003      1.000          1.188             1,155




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.183          1.145               --
                                                       2005      1.057          1.183               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.450          1.622           13,897
                                                       2006      1.236          1.450           14,805
                                                       2005      1.112          1.236           15,833
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.318          1.443           90,729
                                                       2006      1.228          1.318          102,366
                                                       2005      1.084          1.228          102,272
                                                       2004      1.000          1.084               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.231          1.260          281,866
                                                       2006      1.097          1.231          281,747
                                                       2005      1.063          1.097          286,163
                                                       2004      1.000          1.063               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.345          1.326               --
                                                       2005      1.168          1.345              929
                                                       2004      1.000          1.168               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.343          1.735               --
                                                       2005      1.286          1.343            9,335
                                                       2004      1.000          1.286               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.179          1.230            8,188
                                                       2006      1.039          1.179            8,985
                                                       2005      1.021          1.039            8,990
                                                       2004      1.000          1.021               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.138          0.986               --
                                                       2006      1.126          1.138               --
                                                       2005      1.092          1.126               --
                                                       2004      1.000          1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.197          1.298               --
                                                       2005      1.115          1.197           21,413
                                                       2004      1.000          1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.199          1.332               --
                                                       2005      1.118          1.199          113,859
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.364          1.559            8,442
                                                       2006      1.257          1.364           29,489
                                                       2005      1.105          1.257           29,441
                                                       2004      1.000          1.105               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.354          1.408               --
                                                       2006      1.221          1.354               --
                                                       2005      1.038          1.221               --
                                                       2004      1.000          1.038               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.543          1.734           13,620
                                                       2006      1.409          1.543           14,669
                                                       2005      1.225          1.409           14,860
                                                       2004      1.000          1.225               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.184          1.365               --
                                                       2005      1.099          1.184               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      1.952          2.449           19,103
                                                       2006      1.564          1.952           23,172
                                                       2005      1.260          1.564           26,002
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.467          1.650               --
                                                       2006      1.239          1.467            9,086
                                                       2005      1.154          1.239            9,092
                                                       2004      1.000          1.154               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.186          1.408               --
                                                       2005      1.118          1.186              976
                                                       2004      1.000          1.118               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.061          1.081               --
                                                       2005      1.074          1.061           33,026
                                                       2004      1.008          1.074               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.119          1.152               --
                                                       2005      1.067          1.119               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.176          1.395               --
                                                       2006      1.135          1.176               --
                                                       2005      1.037          1.135               --
                                                       2004      1.000          1.037               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.200          1.423               --
                                                       2006      1.142          1.200               --
                                                       2005      1.051          1.142               --
                                                       2004      1.000          1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.283          1.367               --
                                                       2006      1.117          1.283               --
                                                       2005      1.085          1.117               --
                                                       2004      1.000          1.085               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.139          1.268               --
                                                       2005      1.124          1.139            1,014
                                                       2004      1.000          1.124               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.248          1.195               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.217          1.251               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.217          1.244               --
                                                       2006      1.085          1.217               --
                                                       2005      1.068          1.085               --
                                                       2004      1.000          1.068               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.277          1.215               --

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.289          1.305            7,561
                                                       2006      1.119          1.289               --
                                                       2005      1.078          1.119               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.062          1.056               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.308          1.402               --
                                                       2006      1.190          1.308               --
                                                       2005      1.164          1.190               --
                                                       2004      1.000          1.164               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.146          1.238               --
                                                       2006      1.092          1.146           10,685
                                                       2005      1.074          1.092           10,309
                                                       2004      1.018          1.074               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.008          0.995               --
                                                       2006      0.994          1.008               --
                                                       2005      0.996          0.994               --
                                                       2004      1.000          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.232          1.288               --
                                                       2006      1.070          1.232               --
                                                       2005      1.056          1.070               --
                                                       2004      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.030          1.070               --
                                                       2006      1.014          1.030               --
                                                       2005      0.989          1.014               --
                                                       2004      1.000          0.989               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.220          1.259               --
                                                       2006      1.127          1.220            5,016
                                                       2005      1.053          1.127            5,019
                                                       2004      1.000          1.053               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.177          1.225               --
                                                       2006      1.074          1.177               --
                                                       2005      1.064          1.074               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.262          1.308               --
                                                       2006      1.105          1.262           67,831
                                                       2005      1.098          1.105           68,693
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.337          1.468               --
                                                       2006      1.222          1.337           23,542
                                                       2005      1.159          1.222           23,021
                                                       2004      1.000          1.159               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.083          1.114               --
                                                       2005      1.070          1.083           42,651
                                                       2004      1.000          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.260          1.302               --
                                                       2006      1.333          1.260            9,745

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.151          1.153           99,175
                                                       2006      1.100          1.151           60,073

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.364          1.426               --
                                                       2006      1.297          1.364           19,639

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.414          1.415           19,534

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.333          1.286            7,547
                                                       2006      1.259          1.333               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.529          1.477           46,532
                                                       2006      1.397          1.529           37,547

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.351          1.717              971
                                                       2006      1.326          1.351              869

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.096               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211           42,651
                                                       2006      1.114          1.169           42,651

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.126          1.172               --
                                                       2006      1.081          1.126               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084          103,222
                                                       2006      1.001          1.070           24,855

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.065          1.043           24,076
                                                       2006      0.963          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.162          1.267               --
                                                       2006      1.184          1.162           10,137

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.244          1.350               --
                                                       2006      1.262          1.244               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.690          1.763               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.379          1.446           16,262
                                                       2006      1.257          1.379           16,458

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006            1,078
                                                       2006      1.003          1.212           11,580

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.062          1.117           97,672

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.273          1.303               --
                                                       2006      1.192          1.273               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.260               --
                                                       2006      1.095          1.145               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.198           41,676
                                                       2006      1.121          1.153           41,329

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.022          0.965          158,455
                                                       2006      1.003          1.022          151,447

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.101          1.291               --
                                                       2006      1.135          1.101               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.049          1.077          143,850

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.040           24,947
                                                       2006      1.001          1.016           24,809

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.147          1.161               --
                                                       2006      1.139          1.147               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.196          1.212           19,274
                                                       2006      1.173          1.196           19,263

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060               --
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.199          1.217          224,893
                                                       2006      1.129          1.199          233,011

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.081           26,704
                                                       2006      0.996          1.044           28,972

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.141          1.180               --
                                                       2006      1.081          1.141           35,053

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.075          1.095            3,050
                                                       2006      1.046          1.075               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001               --
                                                       2005      0.993          0.995           22,497
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.093          1.152               --
                                                       2005      1.061          1.093           20,308
                                                       2004      1.003          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.040          1.058               --
                                                       2006      1.060          1.040          105,994
                                                       2005      1.066          1.060           97,484
                                                       2004      1.000          1.066               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.053          1.116           36,787
                                                       2006      1.041          1.053           46,747
                                                       2005      1.043          1.041           44,303
                                                       2004      1.000          1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.575          1.699               --
                                                       2006      1.265          1.575               --
                                                       2005      1.157          1.265               --
                                                       2004      1.000          1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.420          1.512               --
                                                       2006      1.242          1.420            8,448
                                                       2005      1.191          1.242            8,555
                                                       2004      1.000          1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.116          1.184               --
                                                       2005      1.053          1.116           10,144
                                                       2004      1.000          1.053               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.018          1.081               --
                                                       2005      1.041          1.018               --
                                                       2004      1.000          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.224          1.333               --
                                                       2005      1.117          1.224            9,260
                                                       2004      1.000          1.117               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.120          1.173               --
                                                       2005      1.101          1.120           17,767
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.076          1.100               --
                                                       2005      1.077          1.076           57,514
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.106          1.142               --
                                                       2005      1.078          1.106               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.109          1.139               --
                                                       2005      1.047          1.109               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.093          1.158               --
                                                       2005      1.000          1.093               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.024          1.024               --
                                                       2005      1.000          1.024               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.060          1.095               --
                                                       2005      0.998          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.071          1.113               --
                                                       2005      1.005          1.071               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.040          1.057               --
                                                       2005      1.014          1.040               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.226          1.297               --
                                                       2005      1.123          1.226           19,115
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.076          1.135               --
                                                       2005      1.072          1.076               --
                                                       2004      1.000          1.072               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.098          1.129               --
                                                       2005      1.094          1.098          230,513
                                                       2004      1.000          1.094               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.167          1.257               --
                                                       2005      1.125          1.167           17,195
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.220          1.397               --
                                                       2005      1.143          1.220           42,629
                                                       2004      1.000          1.143               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.127          1.192               --
                                                       2005      1.092          1.127               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.044          1.095               --
                                                       2005      1.044          1.044               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.113          1.121               --
                                                       2005      1.102          1.113           38,625
                                                       2004      1.000          1.102               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.020          1.008               --
                                                       2005      1.030          1.020          133,874
                                                       2004      1.000          1.030               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.090          1.134               --
                                                       2005      1.096          1.090               --
                                                       2004      1.000          1.096               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.100          1.262               --
                                                       2005      1.008          1.100               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.101          1.259               --
                                                       2005      1.042          1.101               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.089          1.046               --
                                                       2005      1.071          1.089               --
                                                       2004      1.000          1.071               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.296          1.233            3,150
                                                       2006      1.146          1.296            3,101
                                                       2005      1.129          1.146            3,150
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.133          1.241               --
                                                       2006      1.089          1.133               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate Portfolio         Clarion Global Real Estate Portfolio


UNDERLYING FUND MERGERS
The following former Underlying Funds were merged with the new Underlying Funds.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock Portfolio         Lazard Mid Cap Portfolio
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS((R) )Value Portfolio                     MFS((R) )Value Portfolio


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio                       Davis Venture Value Portfolio
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio                 T. Rowe Price Small Cap Growth Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity Portfolio
     Fund
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio                   Oppenheimer Global Equity Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

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                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

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            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                        SCUDDER ADVOCATE REWARDS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Twelve for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-376-0389.

                  SCUDDER ADVOCATE REWARDS ANNUITY PROSPECTUS:

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes SCUDDER ADVOCATE REWARDS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           Lord Abbett Growth and Income
  AIM V.I. Utilities Fund                             Portfolio -- Class B
CREDIT SUISSE TRUST                                MFS(R) Emerging Markets Equity
  Global Small Cap Portfolio                          Portfolio -- Class A
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     MFS(R) Research International
  --                                                  Portfolio -- Class B
  SERVICE SHARES                                   Pioneer Strategic Income Portfolio -- Class
  Dreyfus Socially Responsible Growth Fund,           E
     Inc.                                          T. Rowe Price Mid Cap Growth
DWS VARIABLE SERIES I -- CLASS B                      Portfolio -- Class B
  DWS Capital Growth VIP                           Turner Mid Cap Growth Portfolio -- Class B
  DWS Global Opportunities VIP                   METROPOLITAN SERIES FUND, INC.
  DWS Health Care VIP                              BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II -- CLASS B                  BlackRock Diversified Portfolio -- Class B
  DWS Conservative Allocation VIP                  BlackRock Large Cap Value
  DWS Dreman Small Mid Cap Value VIP                  Portfolio -- Class B
  DWS Global Thematic VIP                          BlackRock Money Market Portfolio -- Class B
  DWS Government & Agency Securities VIP           Davis Venture Value Portfolio -- Class B
  DWS Growth Allocation VIP                        FI Value Leaders Portfolio -- Class B
  DWS Moderate Allocation VIP                      MetLife Stock Index Portfolio -- Class B
  DWS Technology VIP                               MFS(R) Total Return Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Value Portfolio -- Class E
  BlackRock High Yield Portfolio -- Class B        T. Rowe Price Large Cap Growth
  Lazard Mid Cap Portfolio -- Class B                 Portfolio -- Class B
                                                   T. Rowe Price Small Cap Growth
                                                      Portfolio -- Class B
                                                 THE ALGER AMERICAN FUND -- CLASS S
                                                   Alger American Capital Appreciation


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Purchase Payment Credits................................................    16
Accumulation Units......................................................    16
The Variable Funding Options............................................    17
FIXED ACCOUNT...........................................................    21
CHARGES AND DEDUCTIONS..................................................    21
General.................................................................    21
Withdrawal Charge.......................................................    21
Free Withdrawal Allowance...............................................    22
Transfer Charge.........................................................    22
Administrative Charges..................................................    23
Mortality and Expense Risk Charge.......................................    23
Variable Liquidity Benefit Charge.......................................    23
Enhanced Stepped-Up Provision Charge....................................    23
Guaranteed Minimum Withdrawal Benefit Charge............................    24
Guaranteed Minimum Accumulation Benefit Charge..........................    24
Variable Funding Option Expenses........................................    24
Premium Tax.............................................................    24
Changes in Taxes Based upon Premium or Value............................    24
TRANSFERS...............................................................    24
Market Timing/Excessive Trading.........................................    24
Dollar Cost Averaging...................................................    26
ACCESS TO YOUR MONEY....................................................    27
Systematic Withdrawals..................................................    27
OWNERSHIP PROVISIONS....................................................    28
Types of Ownership......................................................    28
Contract Owner..........................................................    28
Beneficiary.............................................................    28
Annuitant...............................................................    28
DEATH BENEFIT...........................................................    29
Death Proceeds before the Maturity Date.................................    29
Enhanced Stepped-Up Provision ("E.S.P.")................................    31
Payment of Proceeds.....................................................    32
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    34
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    34
Planned Death Benefit...................................................    35
Death Proceeds after the Maturity Date..................................    35
LIVING BENEFITS.........................................................    35
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Guaranteed Income
  Solution")............................................................    35
Guaranteed Minimum Accumulation Benefit ("GMAB")........................    43
THE ANNUITY PERIOD......................................................    48
Maturity Date...........................................................    48
Allocation of Annuity...................................................    48
Variable Annuity........................................................    48
Fixed Annuity...........................................................    49
PAYMENTS OPTIONS........................................................    49
Election of Options.....................................................    49
Annuity Options.........................................................    49
Variable Liquidity Benefit..............................................    50
MISCELLANEOUS CONTRACT PROVISIONS.......................................    50
Right to Return.........................................................    50
Termination.............................................................    51
Required Reports........................................................    51
Suspension of Payments..................................................    51
THE SEPARATE ACCOUNTS...................................................    51
Performance Information.................................................    52
FEDERAL TAX CONSIDERATIONS..............................................    52
General Taxation of Annuities...........................................    52
Types of Contracts: Qualified and Non-qualified.........................    53
Qualified Annuity Contracts.............................................    53
Taxation of Qualified Annuity Contracts.................................    54
Mandatory Distributions for Qualified Plans.............................    54
Individual Retirement Annuities.........................................    54
Roth IRAs...............................................................    55
TSAs (ERISA and Non-ERISA)..............................................    55
Non-qualified Annuity Contracts.........................................    57
Diversification Requirements for Variable Annuities.....................    58
Ownership of the Investments............................................    59
Taxation of Death Benefit Proceeds......................................    59
Other Tax Considerations................................................    59
Treatment of Charges for Optional Benefits..............................    59
Guaranteed Minimum Withdrawal Benefits..................................    59
Puerto Rico Tax Considerations..........................................    60
Non-Resident Aliens.....................................................    60
Tax Credits and Deductions..............................................    60
OTHER INFORMATION.......................................................    60
The Insurance Company...................................................    60
Financial Statements....................................................    61
Distribution of Variable Annuity Contracts..............................    61
Conformity with State and Federal Laws..................................    62
Voting Rights...........................................................    62
Restrictions on Financial Transactions..................................    62
Legal Proceedings.......................................................    62
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT ELEVEN FOR VARIABLE ANNUITIES.................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TWELVE FOR VARIABLE ANNUITIES.................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                        SCUDDER ADVOCATE REWARDS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven") and MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Twelve was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Twelve. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are several GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB I Plus: 0.55%; GMWB II:
0.50%; GMWB II Plus: 0.65%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.40% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value as long as the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment credits, and the additional expenses attributable to the credits may more than offset the amount of Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. You may also purchase a version of this benefit that guarantees the periodic return of your Purchase Payments including any Purchase Payment Credits. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% charge for GMAB, a 0.40% charge for GMWB I (maximum of 1.00% upon reset), a 0.55% charge for GMWB I Plus (maximum of 1.00% upon reset), a 0.50% charge for GMWB II (maximum of 1.00% upon reset), a 0.65% charge for GMWB II Plus (maximum of 1.00% upon reset), and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------
Mortality and Expense Risk Charge*....................       1.40%             1.55%            1.75%
Administrative Expense Charge.........................       0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................       1.55%             1.70%            1.90%
Optional E.S.P. Charge................................       0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................       1.75%             1.90%            2.10%
Optional GMAB Charge..................................       0.40%             0.40%            0.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED............................................       1.95%             2.10%            2.30%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED(5)....................................       2.15%             2.30%            2.50%
Optional GMWB I Charge (maximum upon reset)...........       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB I Plus Charge (maximum upon reset)......       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge (maximum upon reset)..........       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Plus Charge (maximum upon reset).....       1.00%(6)          1.00%(6)         1.00%(6)

                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------
Optional GMWB III Charge..............................       0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I PLUS
  ONLY SELECTED.......................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  PLUS ONLY SELECTED..................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................       1.80%             1.95%            2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I PLUS SELECTED................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II PLUS SELECTED...............................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................       2.00%             2.15%            2.35%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.63% for the Subaccount investing in the MetLife Stock Index Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.34% for the Subaccount investing in the T. Rowe Price Mid Cap Growth Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.08% for the Subaccount investing in the FI Value Leaders Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.24% for the Subaccount investing in the Pioneer Strategic Income Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the BlackRock High Yield Portfolio, and the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio of the Met Investors Series Trust.
(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I, 0.55% for GMWB I Plus, 0.50% for GMWB II and 0.65% for GMWB II Plus.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.54%      1.68%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Utilities Fund........    0.60%         --       0.34%           --          0.94%        0.01%        0.93%(1)
CREDIT SUISSE TRUST
  Global Small Cap Portfolio.....    1.25%         --       0.33%           --          1.58%          --         1.58%
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
  Dreyfus Socially Responsible
     Growth Fund, Inc. ..........    0.75%       0.25%      0.07%           --          1.07%          --         1.07%
DWS VARIABLE SERIES I -- CLASS B
  DWS Capital Growth VIP.........    0.37%       0.25%      0.13%           --          0.75%          --         0.75%(2)
  DWS Global Opportunities VIP...    0.89%       0.25%      0.21%           --          1.35%          --         1.35%(2)
  DWS Health Care VIP............    0.67%       0.25%      0.23%           --          1.15%          --         1.15%(2)
DWS VARIABLE SERIES II -- CLASS B
  DWS Conservative Allocation
     VIP.........................    0.07%       0.25%      0.37%         0.64%         1.33%          --         1.33%(3, 4)
  DWS Dreman Small Mid Cap Value
     VIP.........................    0.64%       0.25%      0.28%           --          1.17%          --         1.17%(4)
  DWS Global Thematic VIP........    0.92%       0.25%      0.50%         0.01%         1.68%        0.22%        1.46%(4, 5)
  DWS Government & Agency
     Securities VIP..............    0.45%       0.25%      0.34%           --          1.04%          --         1.04%(4)
  DWS Growth Allocation VIP......    0.07%       0.25%      0.27%         0.73%         1.32%          --         1.32%(3, 4)
  DWS Moderate Allocation VIP....    0.07%       0.25%      0.27%         0.71%         1.30%          --         1.30%(3, 4)
  DWS Technology VIP.............    0.67%       0.25%      0.37%           --          1.29%          --         1.29%(4)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class B........    0.60%       0.25%      0.13%           --          0.98%          --         0.98%(6)
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --         1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --         0.77%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A........    1.00%         --       0.25%           --          1.25%          --         1.25%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --         1.04%
  Pioneer Strategic Income
     Portfolio -- Class E........    0.60%       0.15%      0.09%           --          0.84%          --         0.84%(7)
  T. Rowe Price Mid Cap Growth
     Portfolio -- Class B........    0.75%       0.25%      0.05%           --          1.05%          --         1.05%
  Turner Mid Cap Growth
     Portfolio -- Class B........    0.77%       0.25%      0.06%           --          1.08%          --         1.08%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income
     Portfolio -- Class B........    0.38%       0.25%      0.06%           --          0.69%        0.01%        0.68%(8)
  BlackRock Diversified
     Portfolio -- Class B........    0.44%       0.25%      0.06%           --          0.75%          --         0.75%
  BlackRock Large Cap Value
     Portfolio -- Class B........    0.68%       0.25%      0.06%           --          0.99%          --         0.99%
  BlackRock Money Market
     Portfolio -- Class B........    0.33%       0.25%      0.07%           --          0.65%        0.01%        0.64%(9)
  Davis Venture Value
     Portfolio -- Class B........    0.69%       0.25%      0.04%           --          0.98%          --         0.98%
  FI Value Leaders
     Portfolio -- Class B........    0.64%       0.25%      0.07%           --          0.96%          --         0.96%
  MetLife Stock Index
     Portfolio -- Class B........    0.25%       0.25%      0.04%           --          0.54%        0.01%        0.53%(10)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --         0.83%
  MFS(R) Value Portfolio -- Class
     E...........................    0.72%       0.15%      0.05%           --          0.92%        0.07%        0.85%(11)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --         0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --         0.84%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
THE ALGER AMERICAN FUND -- CLASS
  S
  Alger American Capital
     Appreciation................    0.81%       0.25%      0.16%           --          1.22%        0.04%        1.18%(10)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2) Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different.
(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other DWS portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
(4) Portfolio operating expenses have been restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10% administrative service fee paid to the advisor.
(5) Through April 30, 2009, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio so that total annual operating expenses of the portfolio will not exceed 1.45%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS portfolios.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fees.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and GIS cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum 1.00% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,283      $2,170      $2,959      $4,845       $483       $1,450      $2,419      $4,845
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,170      $1,840      $2,425      $3,860       $370       $1,120      $1,885      $3,860


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Rewards Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer available to new purchasers However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                             MAXIMUM AGE BASED ON THE OLDEST OF THE OWNER,
             DEATH BENEFIT/OPTIONAL FEATURE                 JOINT OWNER, OR ANNUITANT ON THE CONTRACT DATE
--------------------------------------------------------    ----------------------------------------------
Standard Death Benefit                                                            80
Annual Step Up Death Benefit                                                      79
5% Roll Up Death Benefit                                                          75
Enhanced Stepped-Up Provision (E.S.P.)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-376-0389.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York

Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add credit to your Contract Value as long as the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. The credit will equal 4.5% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits are not included in your Remaining Benefit Base if you elect the Guaranteed Income Solution (also called "GMWB"). Purchase Payment Credits are included in your Remaining Benefit Base if you elect the Guaranteed Income Solution Plus (also called "GMWB II). Please refer to the description of the Guaranteed Income Solution Benefits for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Utilities Fund            The fund's investment objectives   Invesco Aim Advisors, Inc.
                                   are capital growth and income.     Subadvisers: Invesco Trimark
                                   The fund seeks to meet its         Investment Management Inc.;
                                   objective by investing, normally,  Invesco Global Asset Management
                                   at least 80% of its net assets,    (N.A.), Inc.; Invesco
                                   plus the amount of borrowings for  Institutional (N.A.), Inc.;
                                   investment purposes, in the        Invesco Senior Secured
                                   equity securities of issuers       Management, Inc.; Invesco Hong
                                   engaged primarily in utilities-    Kong Limited; Invesco Asset
                                   related industries.                Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland, GmbH; and Invesco
                                                                      Australia Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
CREDIT SUISSE TRUST
Global Small Cap Portfolio         Seeks long-term growth of          Credit Suisse Asset Management,
                                   capital.                           LLC
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
Dreyfus Socially Responsible       The fund seeks to provide capital  The Dreyfus Corporation
  Growth Fund, Inc.                growth, with current income as a   Subadviser: Mellon Capital
                                   secondary goal.                    Management LLC
DWS VARIABLE SERIES I -- CLASS B
DWS Capital Growth VIP             Seeks to provide long-term growth  Deutsche Investment Management
                                   of capital.                        Americas Inc.
DWS Global Opportunities VIP       Seeks above-average capital        Deutsche Investment Management
                                   appreciation over the long-term.   Americas Inc.
DWS Health Care VIP                Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS VARIABLE SERIES II -- CLASS B
DWS Conservative Allocation VIP    Seeks a balance of current income  Deutsche Investment Management
                                   and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
DWS Dreman Small Mid Cap Value     Seeks long-term capital            Deutsche Investment Management
  VIP                              appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management, L.L.C.
DWS Global Thematic VIP            Seeks long-term capital growth.    Deutsche Investment Management
                                                                      Americas Inc.
DWS Government & Agency            Seeks high current income          Deutsche Investment Management
  Securities VIP                   consistent with preservation of    Americas Inc.
                                   capital.
DWS Growth Allocation VIP          Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS Moderate Allocation VIP        Seeks a balance of long-term       Deutsche Investment Management
                                   growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.
DWS Technology VIP                 Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class B             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class E             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
T. Rowe Price Mid Cap Growth       Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class B             capital.                           Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Turner Mid Cap Growth              Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Tuner Investment
                                                                      Partners, Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class B             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class B             attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Large Cap Value          Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class B             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class E  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
THE ALGER AMERICAN FUND -- CLASS
  S
Alger American Capital             Seeks long-term capital            Fred Alger Management, Inc.
  Appreciation                     appreciation.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments, and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB I Plus: 0.55%; GMWB II: 0.50%; GMWB II Plus: 0.65%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.40% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS Dreman Small Mid Cap Value VIP, BlackRock High Yield Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see "The Annuity Contract.")

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below**

ROLL-UP DEATH BENEFIT

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*
                                    -  the Step-Up Value, if any, described below**
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below**; or
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If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*;
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value, described**
                                       below, on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80(th)
                                       birthday
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* If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected one of the GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below.

+ May not be available in all states. Please check with your registered representative.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

(+) May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner    continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary(ies) (or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB I Plus", "GMWB II", "GMWB II Plus", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS

---------------------------------------------------------------------------------------------------------------------------------
     NAME OF RIDER:              GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
ALSO CALLED:               Guaranteed Income    Guaranteed Income    Guaranteed Income    Guaranteed Income    Guaranteed Income
                                Solution          Solution Plus           Solution          Solution Plus        Solution Value
---------------------------------------------------------------------------------------------------------------------------------
AVAILABILITY:              Not available for       Available if       Available on or         No longer         Available on or
                             purchase on or      approved in your     after March 21,         available.        after March 21,
                            after March 21,           state.        2005 if approved in                       2005 if approved in
                           2005, unless GMWB                             your state                               your state.
                           II is not approved
                             in your state
---------------------------------------------------------------------------------------------------------------------------------


The primary difference between GMWB I and GMWB I Plus, and the primary difference between GMWB II and GMWB II Plus, is the manner in which we treat Purchase Payment Credits. GMWB I and GMWB II exclude Purchase Payment Credits from the guarantees provided under the benefit, whereas GMWB I Plus and GMWB II Plus include Purchase Payment Credits within the guarantees provided under the benefit. The charges for GMWB I Plus and GMWB II Plus are higher than the charges for GMWB I and GMWB II. You should consider whether the additional cost for GMWB I Plus or GMWB II Plus are appropriate for you based on the additional guarantees provided under those benefits.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. However, if you elect GMWB I Plus or GMWB II Plus, the initial RBB does include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II
                                         GMWB I PLUS              GMWB II PLUS                GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

If you purchase GMWB I Plus or GMWB II Plus, after each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment and any associated Purchase Payment Credits. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments or any associated Purchase Payment Credits into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II, GMWB II PLUS, OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal. If you purchase GMWB II Plus, we do not subtract any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I OR GMWB I PLUS:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal. If you purchase GMWB I Plus, we do not subtract any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 4.50% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         (100,000 x           (5,000 x (1-         N/A         (100,000 x           (5,000 x (1-
WITHDRAWAL                 10,000/114,950) =     90,000/100,000) =               10,000/94,050) =      89,367/100,000) =
REDUCTION                       $8,699                 $500                           $10,633                $532
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,633
OF THE
WITHDRAWAL                  (10,000>8,699)                                       ($10,633>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,633                $532
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $90,000               $4,500          $84,050         $89,367               $4,468
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,301               $4,565                          $89,367               $4,468
AFTER
WITHDRAWAL               [100,000 -- (100,000   [5,000 -- (5,000 x             [100,000 -- (100,000        [5,000 x
               $104,950   x 10,000/114,950)]     91,301/100,000)]     $84,050    x 10,000/94,050)]     (89,367/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,699                 $435           $10,000         $10,633                $532
-------------------------------------------------------------------------------------------------------------------------

                       WITHDRAWAL EXAMPLE FOR GMWB I PLUS

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
CONTRACT DATE  $104,500        $104,500               $5,225         $104,500        $104,500               $5,225
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL,
CONTRACT YEAR
TWO            $114,950        $104,500               $5,225          $94,050        $104,500               $5,225
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER                           $95,409               $4,769                          $93,389               $4,669
WITHDRAWAL,
CONTRACT YEAR             [104,500 - (104,500    [(5,225 - (5,225               [104,500 - (104,500    [5,225 - (5,225 x
TWO            $104,950    x10,000/114,950)]     x10,000/114,950]     $84,050    x10,000/94,050)]      (10,000/94,050)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $456           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


                       WITHDRAWAL EXAMPLE FOR GMWB II PLUS

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $104,500               $5,225         $104,500        $104,500               $5,225
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $104,500               $5,225          $94,050        $104,500               $5,225
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         (104,500 x           [5,225 x (1-         N/A         (104,500 x           [5,225 x (1-
WITHDRAWAL                 10,000/114,950) =    94,500/104,500)] =               10,000/94,050) =     93,389/104,500)] =
REDUCTION                       $9,091                 $500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $94,500               $4,725          $84,050         $93,389               $4,669
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II, GMWB II PLUS, AND GMWB III ONLY). If you select GMWB II, GMWB II Plus, or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II, GMWB II Plus, and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I, GMWB I PLUS, AND GMWB II , AND GWMB II PLUS ONLY). If you select GMWB I, GMWB I Plus, GMWB II, or GMWB II Plus, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you purchase GMWB I Plus or GMWB II Plus, we will not subtract any Purchase Payment Credits received 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II or GMWB II Plus.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II, GMWB II PLUS, AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

---------------------------------------------------------------------------------------------------------------------------------
                                 GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
Current Annual Charge            0.40%                0.55%                0.50%                0.65%                0.25%
---------------------------------------------------------------------------------------------------------------------------------
Maximum Annual Charge            1.00%                1.00%                1.00%                1.00%                 N/A
After a Reset
---------------------------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I or GMWB I Plus, you cannot cancel it. If you select GMWB II, GMWB II Plus, or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

---------------------------------------------------------------------------------------------------------------------------------
                                 GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
AWB                        5% of RBB if first   5% of RBB if first   5% of RBB if first   5% of RBB if first       5% of RBB
                           withdrawal before    withdrawal before    withdrawal before    withdrawal before
                            3rd anniversary      3rd anniversary      3rd anniversary      3rd anniversary
                          10% of RBB if first  10% of RBB if first  10% of RBB if first  10% of RBB if first
                            withdrawal after     withdrawal after     withdrawal after     withdrawal after
                            3rd anniversary      3rd anniversary      3rd anniversary      3rd anniversary
---------------------------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                    0.40%                0.55%                0.50%                0.65%                0.25%
---------------------------------------------------------------------------------------------------------------------------------
RESET                             Yes                  Yes                  Yes                  Yes                   No
---------------------------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?              No                   No           Yes, after the 5th   Yes, after the 5th   Yes, after the 5th
                                                                        anniversary          anniversary          anniversary
                                                                      of GMWB purchase     of GMWB purchase     of GMWB purchase
---------------------------------------------------------------------------------------------------------------------------------
ARE PURCHASE PAYMENT               No                  Yes                   No                  Yes                   No
CREDITS INCLUDED AS PART
OF THE GUARANTEE (THE
RBB)?
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS            No                   No                  Yes                  Yes                  Yes
---------------------------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION            No                   No                  Yes                  Yes                  Yes
OF AWB FOR DISTRIBUTIONS
FROM TAX-QUALIFIED PLANS
---------------------------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional

          Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000      Not Applicable      $104,500         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $114,950         $100,000         $100,000         $94,050          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $5,950(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000         $100,000         $104,500         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $114,950      Not Applicable      $100,000         $114,950      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $125,400         $10,000          $110,000         $125,400         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $114,950              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/114,950]
WITHDRAWAL           $104,950               $90,000               $10,000               $8,699                $10,000
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,050              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/94,050]
WITHDRAWAL            $84,050               $89,638               $10,000               $10,632               $10,632
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

Specifically, you will be required to allocate 100% of your Contract Value amongst the Permitted Subaccounts listed below. Three of the Permitted Subaccounts (DWS Conservative Allocation VIP, DWS Moderate Allocation VIP, and DWS Growth Allocation VIP) are Underlying Funds that invest in other Underlying Funds offered under the Contract across a range of asset classes, utilizing a wide variety of securities and investment styles. Please refer to the section of the Prospectus entitled "The Variable Funding Options" for a description of the investment objective and strategy for each these Subaccounts.

                                      PERMITTED SUBACCOUNTS
                    --------------------------------------------------------
                          DWS VARIABLE SERIES II -- CLASS B
                            DWS Conservative Allocation VIP
                            DWS Moderate Allocation VIP
                            DWS Growth Allocation VIP
                          METROPOLITAN SERIES FUND, INC. -- CLASS B
                            BlackRock Money Market Portfolio


We do not impose any limitation or restriction on your right to make transfers between the Permitted Subaccounts or to allocate Purchase Payments to the Permitted Subaccounts. However, any request to transfer Contract Value or allocate Purchase Payments to a Subaccount that is not a Permitted Subaccount will be rejected. You will be required to submit a new transfer request or allocation instructions that only includes one or more of the Permissible Subaccounts. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the Permitted Subaccount limitations.

We may name additional Subaccounts as Permitted Subaccounts or may impose allocation limits on the amount of Contract Value that you can allocate to a Permitted Subaccount. Any such change will only apply to Contract Owners who elect the GMAB Rider after the effective date of the change. However, for existing Contract Owners, we may apply any new investment limitation on transfers and subsequent Purchase Payments.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Permitted Subaccounts and the allocation percentages for each Permitted Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Permitted Subaccounts.

Rebalancing: We may require rebalancing of your Contract Value according to the current personal allocation profile that you specify for the Permissible Subaccounts. If we require rebalancing, we will rebalance your Contract Value in each Permissible Subaccount that you elected according to the relative proportions indicated in your personal allocation profile.

GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.40% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday for Non-qualified Contracts or ten years after the effective date of the Contract, if later and the Annuitant's 70th birthday for Qualified Contracts (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Eleven and Separate Account Twelve. When we refer to the Separate Account, we are referring to Separate Account Eleven, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Twelve. (See "The Insurance Company" .) Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Eleven and Separate Account Twelve with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Twelve, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Twelve and its assets. Pursuant to the merger, therefore, Separate Account Twelve became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (8/03)...............  2007      1.848          2.195           233,262
                                                       2006      1.496          1.848           243,382
                                                       2005      1.300          1.496           274,290
                                                       2004      1.069          1.300            63,769
                                                       2003      1.000          1.069                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.164          1.171                --
                                                       2005      1.093          1.164           513,293
                                                       2004      1.065          1.093           477,828
                                                       2003      1.000          1.065            25,808

  Alger American Leveraged AllCap Subaccount (Class
  S) (10/03).........................................  2007      1.572          2.061           321,763
                                                       2006      1.342          1.572           251,634
                                                       2005      1.194          1.342           206,341
                                                       2004      1.124          1.194            88,121
                                                       2003      1.000          1.124                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/03)............................................  2007      2.673          2.801                --
                                                       2006      2.049          2.673           361,204
                                                       2005      1.626          2.049           387,783
                                                       2004      1.322          1.626            36,384
                                                       2003      1.000          1.322                --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.838          1.738            81,689
                                                       2006      1.649          1.838            95,111
                                                       2005      1.442          1.649            49,889
                                                       2004      1.241          1.442             1,513
                                                       2003      1.000          1.241                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.502          1.499           515,268
                                                       2006      1.417          1.502           535,398
                                                       2005      1.321          1.417           488,059
                                                       2004      1.174          1.321           278,865
                                                       2003      1.000          1.174                --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.285          1.360            33,487
                                                       2006      1.197          1.285            24,390
                                                       2005      1.177          1.197            14,621
                                                       2004      1.128          1.177                --
                                                       2003      1.000          1.128                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.142          1.179           666,576
                                                       2006      1.007          1.142           308,978
                                                       2005      1.000          1.007           320,368

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.222          1.830           466,167
                                                       2006      1.646          2.222           502,630
                                                       2005      1.501          1.646           493,472
                                                       2004      1.166          1.501           359,796
                                                       2003      1.000          1.166                --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.024          1.047           100,149
                                                       2006      0.997          1.024            37,312
                                                       2005      1.000          0.997               528

  DWSI Capital Growth Subaccount (Class B) (8/03)....  2007      1.347          1.488           654,148
                                                       2006      1.265          1.347           564,306
                                                       2005      1.184          1.265           186,742
                                                       2004      1.118          1.184            47,547
                                                       2003      1.000          1.118                --

  DWSI Global Opportunities Subaccount (Class B)
  (10/03)............................................  2007      2.124          2.278           245,942
                                                       2006      1.770          2.124           136,278
                                                       2005      1.523          1.770           134,485
                                                       2004      1.256          1.523            11,665
                                                       2003      1.000          1.256                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (7/03)...  2007      1.419          1.411           295,844
                                                       2006      1.272          1.419           392,316
                                                       2005      1.222          1.272           389,128
                                                       2004      1.130          1.222           281,014
                                                       2003      1.000          1.130                --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.341          1.490           136,330
                                                       2006      1.287          1.341           139,834
                                                       2005      1.210          1.287           124,387
                                                       2004      1.125          1.210            48,256
                                                       2003      1.000          1.125                --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.912          2.151           189,528
                                                       2006      1.548          1.912           178,910
                                                       2005      1.359          1.548           155,586
                                                       2004      1.187          1.359            82,608
                                                       2003      1.000          1.187                --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (8/03)..........................................  2006      1.218          1.277                --
                                                       2005      1.243          1.218           322,162
                                                       2004      1.132          1.243           150,927
                                                       2003      1.000          1.132                --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.441          1.592                --
                                                       2005      1.293          1.441            75,313
                                                       2004      1.178          1.293            17,966
                                                       2003      1.000          1.178                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.235          1.269           286,661
                                                       2006      1.142          1.235           275,718
                                                       2005      1.116          1.142           209,554
                                                       2004      1.066          1.116           114,599
                                                       2003      1.000          1.066                --

  DWSII Blue Chip Subaccount (Class B) (8/03)........  2007      1.614          1.639           430,446
                                                       2006      1.423          1.614           448,232
                                                       2005      1.318          1.423           532,623
                                                       2004      1.158          1.318           197,758
                                                       2003      1.000          1.158                --

  DWSII Conservative Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.167          1.203         1,575,539
                                                       2006      1.089          1.167         1,636,228
                                                       2005      1.060          1.089           649,337
                                                       2004      1.010          1.060            38,576

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.042          1.064           880,461
                                                       2006      1.018          1.042           894,231
                                                       2005      1.015          1.018           856,557
                                                       2004      0.991          1.015           667,179
                                                       2003      1.000          0.991                --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.542          1.581           889,335
                                                       2006      1.369          1.542           870,238
                                                       2005      1.273          1.369           748,618
                                                       2004      1.161          1.273           333,537
                                                       2003      1.000          1.161                --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (8/03)..........................................  2007      1.606          1.547         2,557,220
                                                       2006      1.380          1.606         2,614,053
                                                       2005      1.304          1.380         1,795,088
                                                       2004      1.165          1.304           974,299
                                                       2003      1.000          1.165                --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.667          2.044           852,725
                                                       2005      1.542          1.667           762,734
                                                       2004      1.247          1.542           292,978
                                                       2003      1.000          1.247                --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.135          1.365                --
                                                       2005      1.054          1.135            42,782
                                                       2004      1.000          1.054                --

  DWSII Global Thematic Subaccount (Class B)
  (10/03)............................................  2007      2.050          2.137           174,719
                                                       2006      1.606          2.050           181,734
                                                       2005      1.332          1.606           190,891
                                                       2004      1.183          1.332            58,679
                                                       2003      1.000          1.183                --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.044          1.085            90,524
                                                       2006      1.022          1.044           241,052
                                                       2005      1.015          1.022            95,994
                                                       2004      0.998          1.015           136,757
                                                       2003      1.000          0.998                --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.270          1.320         1,668,280
                                                       2006      1.145          1.270         1,740,566
                                                       2005      1.097          1.145         2,076,899
                                                       2004      1.017          1.097         1,056,279

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.333          1.319           588,681
                                                       2006      1.229          1.333           978,461
                                                       2005      1.207          1.229           965,262
                                                       2004      1.094          1.207           247,661
                                                       2003      1.000          1.094                --

  DWSII Income Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.063          1.084                --
                                                       2005      1.043          1.063           707,558
                                                       2004      1.010          1.043            88,460

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.252          1.252                --
                                                       2005      1.229          1.252                --
                                                       2004      1.135          1.229           193,885
                                                       2003      1.000          1.135                --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.944          2.224           142,999
                                                       2006      1.579          1.944           137,317
                                                       2005      1.407          1.579           105,945
                                                       2004      1.212          1.407            77,487
                                                       2003      1.000          1.212                --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.435          1.501           130,104
                                                       2006      1.350          1.435           135,489
                                                       2005      1.227          1.350           121,689
                                                       2004      1.122          1.227            52,580
                                                       2003      1.000          1.122                --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.297          1.284                --
                                                       2005      1.229          1.297            63,475
                                                       2004      1.113          1.229            12,619
                                                       2003      1.000          1.113                --

  DWSII Large Cap Core Subaccount (Class B) (12/04)..  2006      1.153          1.280                --
                                                       2005      1.037          1.153            52,496

  DWSII Large Cap Value Subaccount (Class B) (8/03)..  2007      1.424          1.581           217,047
                                                       2006      1.258          1.424           254,298
                                                       2005      1.258          1.258           259,854
                                                       2004      1.165          1.258           220,709
                                                       2003      1.000          1.165                --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.272          1.311                --
                                                       2005      1.300          1.272           254,176
                                                       2004      1.124          1.300           247,053
                                                       2003      1.000          1.124                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (12/03)..  2007      1.463          1.555           172,518
                                                       2006      1.344          1.463           160,709
                                                       2005      1.191          1.344            89,991
                                                       2004      1.167          1.191            57,968
                                                       2003      1.000          1.167                --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.218          1.260         1,325,123
                                                       2006      1.115          1.218         1,265,967
                                                       2005      1.078          1.115         1,246,515
                                                       2004      1.013          1.078            90,848

  DWSII Money Market Subaccount (Class B) (8/03).....  2007      1.017          1.047         1,912,607
                                                       2006      0.991          1.017         2,134,827
                                                       2005      0.982          0.991         1,242,225
                                                       2004      0.992          0.982           871,384
                                                       2003      1.000          0.992            52,385

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.117          1.143                --
                                                       2005      1.188          1.117           262,507
                                                       2004      1.196          1.188            81,031
                                                       2003      1.000          1.196                --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.340          1.396           222,291
                                                       2006      1.298          1.340           174,539
                                                       2005      1.235          1.298           157,213
                                                       2004      1.135          1.235            52,869
                                                       2003      1.000          1.135                --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.131          1.170           200,667
                                                       2006      1.056          1.131           207,000
                                                       2005      1.052          1.056           814,089
                                                       2004      0.987          1.052           159,072
                                                       2003      1.000          0.987                --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.224          1.372            83,498
                                                       2006      1.238          1.224            50,638
                                                       2005      1.217          1.238            92,981
                                                       2004      1.218          1.217               998
                                                       2003      1.000          1.218                --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.517          1.869           126,253
                                                       2006      1.450          1.517           129,854
                                                       2005      1.324          1.450           114,103
                                                       2004      1.215          1.324            78,405
                                                       2003      1.000          1.215                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.784          3.509           302,831

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.072          1.099           687,604
                                                       2006      1.003          1.072           604,644




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (8/03)...............  2007      1.351          1.585               --
                                                       2006      1.107          1.351               --
                                                       2005      1.000          1.107               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.069          1.071               --
                                                       2005      1.000          1.069               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (10/03).........................................  2007      1.314          1.703               --
                                                       2006      1.136          1.314               --
                                                       2005      1.000          1.136               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/03)............................................  2007      1.564          1.633               --
                                                       2006      1.213          1.564               --
                                                       2005      1.000          1.213               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.231          1.150               --
                                                       2006      1.118          1.231               --
                                                       2005      1.000          1.118               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.118          1.103               --
                                                       2006      1.067          1.118               --
                                                       2005      1.000          1.067               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.082          1.131               --
                                                       2006      1.020          1.082               --
                                                       2005      1.000          1.020               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.125          1.147               --
                                                       2006      1.004          1.125               --
                                                       2005      1.000          1.004               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      1.507          1.227               --
                                                       2006      1.130          1.507               --
                                                       2005      1.000          1.130               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.006          1.015               --
                                                       2006      0.991          1.006               --
                                                       2005      1.000          0.991               --

  DWSI Capital Growth Subaccount (Class B) (8/03)....  2007      1.119          1.221               --
                                                       2006      1.063          1.119               --
                                                       2005      1.000          1.063               --

  DWSI Global Opportunities Subaccount (Class B)
  (10/03)............................................  2007      1.339          1.419               --
                                                       2006      1.129          1.339               --
                                                       2005      1.000          1.129               --

  DWSI Growth & Income Subaccount (Class B) (7/03)...  2007      1.138          1.118               --
                                                       2006      1.032          1.138               --
                                                       2005      1.000          1.032               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.106          1.215               --
                                                       2006      1.075          1.106               --
                                                       2005      1.000          1.075               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.377          1.531               --
                                                       2006      1.128          1.377               --
                                                       2005      1.000          1.128               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (8/03)..........................................  2006      0.984          1.023               --
                                                       2005      1.000          0.984               --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.110          1.213               --
                                                       2005      1.000          1.110               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.079          1.097               --
                                                       2006      1.010          1.079               --
                                                       2005      1.000          1.010               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (8/03)........  2007      1.199          1.203               --
                                                       2006      1.070          1.199               --
                                                       2005      1.000          1.070               --

  DWSII Conservative Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.073          1.092               --
                                                       2006      1.013          1.073               --
                                                       2005      1.000          1.013               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      0.993          1.002               --
                                                       2006      0.982          0.993               --
                                                       2005      1.000          0.982               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.170          1.185               --
                                                       2006      1.052          1.170               --
                                                       2005      1.000          1.052               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (8/03)..........................................  2007      1.189          1.132               --
                                                       2006      1.034          1.189               --
                                                       2005      1.000          1.034               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.073          1.300               --
                                                       2005      1.000          1.073               --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.058          1.258               --
                                                       2005      1.000          1.058               --

  DWSII Global Thematic Subaccount (Class B)
  (10/03)............................................  2007      1.487          1.531               --
                                                       2006      1.179          1.487               --
                                                       2005      1.000          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.000          1.027               --
                                                       2006      0.991          1.000               --
                                                       2005      1.000          0.991               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.133          1.164               --
                                                       2006      1.034          1.133               --
                                                       2005      1.000          1.034               --

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.066          1.042               --
                                                       2006      0.995          1.066               --
                                                       2005      1.000          0.995               --

  DWSII Income Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.003          1.014               --
                                                       2005      1.000          1.003               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.017          1.017               --
                                                       2005      1.000          1.017               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.359          1.536               --
                                                       2006      1.117          1.359               --
                                                       2005      1.000          1.117               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.148          1.186               --
                                                       2006      1.093          1.148               --
                                                       2005      1.000          1.093               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.065          1.043               --
                                                       2005      1.000          1.065               --

  DWSII Large Cap Core Subaccount (Class B) (12/04)..  2006      1.092          1.199               --
                                                       2005      1.000          1.092               --

  DWSII Large Cap Value Subaccount (Class B) (8/03)..  2007      1.099          1.206               --
                                                       2006      0.983          1.099               --
                                                       2005      1.000          0.983               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      0.993          1.014               --
                                                       2005      1.000          0.993               --

  DWSII Mid Cap Growth Subaccount (Class B) (12/03)..  2007      1.190          1.250               --
                                                       2006      1.107          1.190               --
                                                       2005      1.000          1.107               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.104          1.128               --
                                                       2006      1.023          1.104               --
                                                       2005      1.000          1.023               --

  DWSII Money Market Subaccount (Class B) (8/03).....  2007      1.012          1.030               --
                                                       2006      0.998          1.012               --
                                                       2005      1.000          0.998               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.978          0.989               --
                                                       2005      1.000          0.978               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.056          1.087               --
                                                       2006      1.035          1.056               --
                                                       2005      1.000          1.035               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.041          1.064               --
                                                       2006      0.984          1.041               --
                                                       2005      1.000          0.984               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.024          1.134               --
                                                       2006      1.048          1.024               --
                                                       2005      1.000          1.048               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.122          1.366               --
                                                       2006      1.086          1.122               --
                                                       2005      1.000          1.086               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.622          2.028               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.063          1.077          110,592
                                                       2006      1.003          1.063               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

        FOR METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.848          2.195           116,390
                                                       2006      1.496          1.848           107,305
                                                       2005      1.300          1.496           114,854
                                                       2004      1.069          1.300           106,166
                                                       2003      1.000          1.069                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.164          1.171                --
                                                       2005      1.093          1.164           596,647
                                                       2004      1.065          1.093           573,613
                                                       2003      1.000          1.065            12,814

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.572          2.061           140,426
                                                       2006      1.342          1.572           154,153
                                                       2005      1.194          1.342           131,200
                                                       2004      1.124          1.194            72,338
                                                       2003      1.000          1.124                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.673          2.801                --
                                                       2006      2.049          2.673           168,793
                                                       2005      1.626          2.049           145,359
                                                       2004      1.322          1.626            79,763
                                                       2003      1.000          1.322               399

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.838          1.738            49,123
                                                       2006      1.649          1.838            56,711
                                                       2005      1.442          1.649            35,148
                                                       2004      1.241          1.442            26,986
                                                       2003      1.000          1.241                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.502          1.499           486,789
                                                       2006      1.417          1.502           517,725
                                                       2005      1.321          1.417           570,832
                                                       2004      1.174          1.321           319,096
                                                       2003      1.000          1.174            18,321

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.285          1.360            25,353
                                                       2006      1.197          1.285            25,680
                                                       2005      1.177          1.197            26,086
                                                       2004      1.128          1.177            25,027
                                                       2003      1.000          1.128                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.142          1.179           515,508
                                                       2006      1.007          1.142           530,891
                                                       2005      1.000          1.007           605,912

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.222          1.830           540,891
                                                       2006      1.646          2.222           592,648
                                                       2005      1.501          1.646           600,790
                                                       2004      1.166          1.501           416,570
                                                       2003      1.000          1.166            31,908

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.024          1.047            18,046
                                                       2006      0.997          1.024            17,780
                                                       2005      1.000          0.997             5,416

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.347          1.488         1,046,176
                                                       2006      1.265          1.347         1,047,096
                                                       2005      1.184          1.265           846,296
                                                       2004      1.118          1.184           285,640
                                                       2003      1.000          1.118            99,871

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.124          2.278           179,334
                                                       2006      1.770          2.124           186,229
                                                       2005      1.523          1.770           188,534
                                                       2004      1.256          1.523           132,423
                                                       2003      1.000          1.256                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.419          1.411           268,027
                                                       2006      1.272          1.419           273,198
                                                       2005      1.222          1.272           265,300
                                                       2004      1.130          1.222           172,071
                                                       2003      1.000          1.130            11,807

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.341          1.490           195,388
                                                       2006      1.287          1.341           178,592
                                                       2005      1.210          1.287           202,785
                                                       2004      1.125          1.210            64,549
                                                       2003      1.000          1.125             7,708

  DWSI International Subaccount (Class B) (7/03).....  2007      1.912          2.151           431,289
                                                       2006      1.548          1.912           491,232
                                                       2005      1.359          1.548           409,589
                                                       2004      1.187          1.359           344,755
                                                       2003      1.000          1.187             7,337

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.218          1.277                --
                                                       2005      1.243          1.218           124,954
                                                       2004      1.132          1.243            62,791
                                                       2003      1.000          1.132                --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.441          1.592                --
                                                       2005      1.293          1.441           111,531
                                                       2004      1.178          1.293            82,508
                                                       2003      1.000          1.178             3,340

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.235          1.269           310,724
                                                       2006      1.142          1.235           318,382
                                                       2005      1.116          1.142           241,982
                                                       2004      1.066          1.116           223,826
                                                       2003      1.000          1.066            54,839

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.614          1.639           461,984
                                                       2006      1.423          1.614           507,625
                                                       2005      1.318          1.423         1,252,480
                                                       2004      1.158          1.318           283,119
                                                       2003      1.000          1.158            32,460

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.167          1.203         1,570,950
                                                       2006      1.089          1.167         1,645,898
                                                       2005      1.060          1.089         1,865,987
                                                       2004      1.003          1.060           774,322

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.042          1.064           731,107
                                                       2006      1.018          1.042           795,763
                                                       2005      1.015          1.018         1,034,366
                                                       2004      0.991          1.015         1,013,767
                                                       2003      1.000          0.991            42,825

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.542          1.581         1,619,062
                                                       2006      1.369          1.542         1,705,315
                                                       2005      1.273          1.369         1,703,868
                                                       2004      1.161          1.273         1,343,436
                                                       2003      1.000          1.161           163,942

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.606          1.547         1,038,310
                                                       2006      1.380          1.606         1,070,690
                                                       2005      1.304          1.380           769,888
                                                       2004      1.165          1.304           742,960
                                                       2003      1.000          1.165            75,935

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.667          2.044           603,491
                                                       2005      1.542          1.667           684,692
                                                       2004      1.247          1.542           514,988
                                                       2003      1.000          1.247           164,572

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.135          1.365                --
                                                       2005      1.054          1.135            61,768

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.050          2.137           573,866
                                                       2006      1.606          2.050           169,748
                                                       2005      1.332          1.606           152,838
                                                       2004      1.183          1.332            65,508
                                                       2003      1.000          1.183             2,944

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.044          1.085           475,028
                                                       2006      1.022          1.044           366,273
                                                       2005      1.015          1.022           488,180
                                                       2004      0.998          1.015           651,596
                                                       2003      1.000          0.998            34,617

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.270          1.320         1,275,573
                                                       2006      1.145          1.270           745,236
                                                       2005      1.097          1.145           770,312
                                                       2004      1.016          1.097           175,261

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.333          1.319           515,771
                                                       2006      1.229          1.333         1,075,483
                                                       2005      1.207          1.229         1,202,835
                                                       2004      1.094          1.207           556,117
                                                       2003      1.000          1.094            75,380

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.063          1.084                --
                                                       2005      1.043          1.063           127,317
                                                       2004      1.005          1.043                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.252          1.252                --
                                                       2005      1.229          1.252                --
                                                       2004      1.135          1.229           989,320
                                                       2003      1.000          1.135            26,170

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.944          2.224           316,362
                                                       2006      1.579          1.944           342,076
                                                       2005      1.407          1.579           314,647
                                                       2004      1.212          1.407           204,220
                                                       2003      1.000          1.212            12,608

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.435          1.501           203,147
                                                       2006      1.350          1.435           235,619
                                                       2005      1.227          1.350           207,802
                                                       2004      1.122          1.227           167,914
                                                       2003      1.000          1.122            16,750

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.297          1.284                --
                                                       2005      1.229          1.297            86,389
                                                       2004      1.113          1.229            69,603
                                                       2003      1.000          1.113            11,797

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.153          1.280                --
                                                       2005      1.037          1.153             1,141

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.424          1.581           540,080
                                                       2006      1.258          1.424           540,531
                                                       2005      1.258          1.258           600,041
                                                       2004      1.165          1.258           468,294
                                                       2003      1.000          1.165           130,307

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.272          1.311                --
                                                       2005      1.300          1.272           257,761
                                                       2004      1.124          1.300           238,008
                                                       2003      1.000          1.124             9,054

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.463          1.555            66,635
                                                       2006      1.344          1.463            87,444
                                                       2005      1.191          1.344            84,918
                                                       2004      1.167          1.191            31,440
                                                       2003      1.000          1.167                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.218          1.260         1,312,478
                                                       2006      1.115          1.218         1,289,076
                                                       2005      1.078          1.115         1,231,906
                                                       2004      1.000          1.078           431,287

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.017          1.047         2,759,535
                                                       2006      0.991          1.017         3,973,628
                                                       2005      0.982          0.991           885,642
                                                       2004      0.992          0.982         2,463,485
                                                       2003      1.000          0.992            58,943

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.117          1.143                --
                                                       2005      1.188          1.117           121,505
                                                       2004      1.196          1.188           100,850
                                                       2003      1.000          1.196             3,270

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.340          1.396           503,875
                                                       2006      1.298          1.340           586,315
                                                       2005      1.235          1.298           627,344
                                                       2004      1.135          1.235           245,471
                                                       2003      1.000          1.135           128,991

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.131          1.170           255,596
                                                       2006      1.056          1.131           289,298
                                                       2005      1.052          1.056         1,408,471
                                                       2004      0.987          1.052           346,899
                                                       2003      1.000          0.987            12,077

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.224          1.372           176,707
                                                       2006      1.238          1.224           198,670
                                                       2005      1.217          1.238           234,767
                                                       2004      1.218          1.217           103,092
                                                       2003      1.000          1.218                --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.517          1.869           123,020
                                                       2006      1.450          1.517           141,200
                                                       2005      1.324          1.450           164,959
                                                       2004      1.215          1.324           139,906
                                                       2003      1.000          1.215            69,432

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.784          3.509           154,680

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.072          1.099           702,163
                                                       2006      1.003          1.072           623,148




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.351          1.585             --
                                                       2006      1.107          1.351             --
                                                       2005      1.000          1.107             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.069          1.071             --
                                                       2005      1.000          1.069             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.314          1.703             --
                                                       2006      1.136          1.314             --
                                                       2005      1.000          1.136             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.564          1.633             --
                                                       2006      1.213          1.564             --
                                                       2005      1.000          1.213             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.231          1.150             --
                                                       2006      1.118          1.231             --
                                                       2005      1.000          1.118             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.118          1.103             --
                                                       2006      1.067          1.118             --
                                                       2005      1.000          1.067             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.082          1.131             --
                                                       2006      1.020          1.082             --
                                                       2005      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.125          1.147             --
                                                       2006      1.004          1.125             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.507          1.227             --
                                                       2006      1.130          1.507             --
                                                       2005      1.000          1.130             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.006          1.015             --
                                                       2006      0.991          1.006             --
                                                       2005      1.000          0.991             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.119          1.221             --
                                                       2006      1.063          1.119             --
                                                       2005      1.000          1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.339          1.419             --
                                                       2006      1.129          1.339             --
                                                       2005      1.000          1.129             --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.138          1.118             --
                                                       2006      1.032          1.138             --
                                                       2005      1.000          1.032             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.106          1.215             --
                                                       2006      1.075          1.106             --
                                                       2005      1.000          1.075             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.377          1.531             --
                                                       2006      1.128          1.377             --
                                                       2005      1.000          1.128             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      0.984          1.023             --
                                                       2005      1.000          0.984             --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.110          1.213             --
                                                       2005      1.000          1.110             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.079          1.097             --
                                                       2006      1.010          1.079             --
                                                       2005      1.000          1.010             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.199          1.203             --
                                                       2006      1.070          1.199             --
                                                       2005      1.000          1.070             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.073          1.092             --
                                                       2006      1.013          1.073             --
                                                       2005      1.000          1.013             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      0.993          1.002             --
                                                       2006      0.982          0.993             --
                                                       2005      1.000          0.982             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.170          1.185             --
                                                       2006      1.052          1.170             --
                                                       2005      1.000          1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.189          1.132             --
                                                       2006      1.034          1.189             --
                                                       2005      1.000          1.034             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.073          1.300             --
                                                       2005      1.000          1.073             --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.058          1.258             --
                                                       2005      1.000          1.058             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.487          1.531             --
                                                       2006      1.179          1.487             --
                                                       2005      1.000          1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.000          1.027             --
                                                       2006      0.991          1.000             --
                                                       2005      1.000          0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.133          1.164             --
                                                       2006      1.034          1.133             --
                                                       2005      1.000          1.034             --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.066          1.042             --
                                                       2006      0.995          1.066             --
                                                       2005      1.000          0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.003          1.014             --
                                                       2005      1.000          1.003             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.017          1.017             --
                                                       2005      1.000          1.017             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.359          1.536             --
                                                       2006      1.117          1.359             --
                                                       2005      1.000          1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.148          1.186             --
                                                       2006      1.093          1.148             --
                                                       2005      1.000          1.093             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.065          1.043             --
                                                       2005      1.000          1.065             --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.092          1.199             --
                                                       2005      1.000          1.092             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.099          1.206             --
                                                       2006      0.983          1.099             --
                                                       2005      1.000          0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      0.993          1.014             --
                                                       2005      1.000          0.993             --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.190          1.250             --
                                                       2006      1.107          1.190             --
                                                       2005      1.000          1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.104          1.128             --
                                                       2006      1.023          1.104             --
                                                       2005      1.000          1.023             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.012          1.030             --
                                                       2006      0.998          1.012             --
                                                       2005      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.978          0.989             --
                                                       2005      1.000          0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.056          1.087             --
                                                       2006      1.035          1.056             --
                                                       2005      1.000          1.035             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.041          1.064             --
                                                       2006      0.984          1.041             --
                                                       2005      1.000          0.984             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.024          1.134             --
                                                       2006      1.048          1.024             --
                                                       2005      1.000          1.048             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.122          1.366             --
                                                       2006      1.086          1.122             --
                                                       2005      1.000          1.086             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.622          2.028             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.063          1.077             --
                                                       2006      1.003          1.063             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX C

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                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALGER VARIABLE INSURANCE FUNDS                 THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap                Alger American Capital
     Portfolio -- Class S                           Appreciation -- Class S


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class E            MFS(R) Value Portfolio -- Class E


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS                  MET INVESTORS SERIES TRUST
  Mid Cap Stock Portfolio -- Service Shares    Lazard Mid Cap Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS(R) Research International
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS(R) Research International
     VIP -- Class B                                 Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST*
  DWS Large Cap Value VIP -- Class B           MFS(R) Value Portfolio -- Class E*
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid Cap Growth Portfolio -- Class B


* Note that this new underlying fund is subject to a merger as described above.

                                   APPENDIX D

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THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

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            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

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Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                             PIONEER ANNUISTAR PLUS
                            PORTFOLIO ARCHITECT PLUS
                            SCUDDER ADVOCATE REWARDS

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our").

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 28, 2008. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, P.O. Box 103666, Des Moines, IA 50306-0366 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


                                                                                 PAGE
                                                                                 ----

THE INSURANCE COMPANY..........................................................     2

PRINCIPAL UNDERWRITER..........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT..............................     2

VALUATION OF ASSETS............................................................     4

FEDERAL TAX CONSIDERATIONS.....................................................     5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................     8

CONDENSED FINANCIAL INFORMATION--Pioneer AnnuiStar Plus........................     9

CONDENSED FINANCIAL INFORMATION--Portfolio Architect Plus......................    99

CONDENSED FINANCIAL INFORMATION--Scudder Advocate Reward.......................   263

FINANCIAL STATEMENTS...........................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. Prior to May 1, 2006, the Company was known as The Travelers Insurance Company. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MetLife Life and Annuity Company of Connecticut ("MLACC"), a stock life insurance company chartered in 1973 in Connecticut. Prior to May 1, 2006, MLACC was known as The Travelers Life and Annuity Company. On December 7, 2007, MLACC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLACC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including its separate accounts and their assets. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under Contracts initially issued by MLACC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Effective October 13, 2008, the Company combined MetLife of CT Separate Account Twelve for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it.
Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                           COMPANY(+)                        DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007............................            $128,229,602                           $0

2006............................            $ 62,664,480                           $0

2005............................            $ 90,942,874                           $0


(+)MLACC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLACC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

           Effective Yield = ((Base Return + 1) to the power of (365 / 7)) -- 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $46,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2008 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2008 is $46,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2008. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2008).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

            CONDENSED FINANCIAL INFORMATION -- PIONEER ANNUISTAR PLUS

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.424          1.518                --
                                                       2006      1.366          1.424           353,136
                                                       2005      1.280          1.366           350,540
                                                       2004      1.224          1.280           272,817
                                                       2003      1.000          1.224            98,539

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.597          1.716           223,171
                                                       2006      1.464          1.597           221,573
                                                       2005      1.388          1.464           401,717
                                                       2004      1.243          1.388           330,870
                                                       2003      1.000          1.243           135,469

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.552          1.485           870,485
                                                       2006      1.348          1.552         1,007,536
                                                       2005      1.325          1.348         1,267,036
                                                       2004      1.215          1.325         1,268,329
                                                       2003      1.000          1.215           263,250

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.609          1.760           452,614
                                                       2006      1.506          1.609           324,024
                                                       2005      1.462          1.506           290,911
                                                       2004      1.334          1.462           258,975
                                                       2003      1.000          1.334            39,510

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.015          2.287           454,337
                                                       2006      1.687          2.015           511,961
                                                       2005      1.558          1.687           635,490
                                                       2004      1.337          1.558           446,541
                                                       2003      1.000          1.337           115,962

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.616          1.555           826,327

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.358          1.362           515,252

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.722          1.648           217,084

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.200          1.257                --
                                                       2006      1.035          1.200            27,416
                                                       2005      1.021          1.035             2,641

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.327          1.364                --
                                                       2006      1.202          1.327           359,717
                                                       2005      1.188          1.202           454,157
                                                       2004      1.114          1.188           417,429
                                                       2003      1.000          1.114            82,047

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.576          1.630                --
                                                       2006      1.447          1.576           812,318
                                                       2005      1.343          1.447           876,903
                                                       2004      1.255          1.343           752,445
                                                       2003      1.000          1.255           439,526

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.499          1.563           327,805

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.007          1.132         1,037,826
                                                       2006      0.994          1.007           882,625

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.028          1.062         1,528,466
                                                       2006      1.006          1.028         1,712,785

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.116          1.096           602,382

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.051          1.098           338,773
                                                       2006      0.996          1.051           415,114

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.006                --
                                                       2005      0.987          0.998         1,176,599
                                                       2004      0.993          0.987         1,059,162
                                                       2003      1.000          0.993         1,275,133

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.331          1.391                --
                                                       2005      1.291          1.331           449,078
                                                       2004      1.232          1.291           346,594
                                                       2003      1.000          1.232            65,060

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.850          2.014                --
                                                       2005      1.650          1.850           156,706
                                                       2004      1.412          1.650           136,638
                                                       2003      1.000          1.412            19,604

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.022          1.060                --
                                                       2006      1.008          1.022           646,195
                                                       2005      1.008          1.008           961,248
                                                       2004      0.995          1.008           708,997
                                                       2003      1.000          0.995           205,748

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.995          1.118                --
                                                       2005      1.000          0.995             7,616
                                                       2004      1.025          1.000             9,001

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.163          1.236                --
                                                       2005      1.140          1.163           342,578
                                                       2004      1.109          1.140           282,120
                                                       2003      1.000          1.109            63,211

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           571,092

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.249          1.307           539,453
                                                       2006      1.085          1.249           526,500
                                                       2005      0.986          1.085           135,753

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.173          4.443           324,663
                                                       2006      2.381          3.173           255,148
                                                       2005      1.760          2.381           256,792
                                                       2004      1.509          1.760           157,650
                                                       2003      1.000          1.509            79,144

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.711          1.691           958,593
                                                       2006      1.425          1.711         1,125,333
                                                       2005      1.373          1.425           784,782
                                                       2004      1.204          1.373           688,291
                                                       2003      1.000          1.204           280,736

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.247          1.372                --
                                                       2006      1.064          1.247               237
                                                       2005      0.978          1.064             3,262

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.579          2.004                --
                                                       2005      1.490          1.579            20,643
                                                       2004      1.282          1.490            17,163
                                                       2003      1.000          1.282            11,491

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.574          1.622         1,139,724
                                                       2006      1.376          1.574         1,182,137
                                                       2005      1.321          1.376         1,005,610
                                                       2004      1.211          1.321           898,353
                                                       2003      1.000          1.211           294,873

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.145          1.149           697,167
                                                       2006      1.039          1.145           716,504
                                                       2005      0.996          1.039           234,528

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.298          1.347         2,819,924
                                                       2006      1.220          1.298         3,779,670
                                                       2005      1.220          1.220         4,574,182
                                                       2004      1.151          1.220         3,139,369
                                                       2003      1.000          1.151         1,349,892

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.219          1.261           245,990
                                                       2006      1.084          1.219           206,166
                                                       2005      0.990          1.084            24,646

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.178          1.225         4,062,134
                                                       2006      1.064          1.178         3,479,182
                                                       2005      0.983          1.064           315,637

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.141          1.185         3,597,226
                                                       2006      1.049          1.141         1,773,949
                                                       2005      0.992          1.049           233,443

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.311          1.384            78,410
                                                       2006      1.223          1.311           169,954
                                                       2005      1.205          1.223           309,748
                                                       2004      1.153          1.205           381,352
                                                       2003      1.000          1.153           207,501

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.048          2.280           386,426
                                                       2006      1.699          2.048           396,761
                                                       2005      1.500          1.699           155,214
                                                       2004      1.288          1.500            87,618
                                                       2003      1.000          1.288            15,484

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.849          1.915           918,586
                                                       2006      1.675          1.849           947,282
                                                       2005      1.583          1.675           952,296
                                                       2004      1.322          1.583           878,891
                                                       2003      1.000          1.322           319,189

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.176          1.250           183,609
                                                       2006      1.164          1.176           216,572
                                                       2005      1.094          1.164           210,512
                                                       2004      1.028          1.094           114,677

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.541          2.021           392,378
                                                       2006      1.894          2.541           650,770
                                                       2005      1.677          1.894           597,049
                                                       2004      1.260          1.677           592,545
                                                       2003      1.000          1.260           127,444

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.169          1.381                --
                                                       2006      1.103          1.169            43,506
                                                       2005      1.072          1.103           235,313
                                                       2004      1.061          1.072           224,857

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.955          1.784           426,042
                                                       2006      1.743          1.955           457,696
                                                       2005      1.595          1.743           526,002
                                                       2004      1.353          1.595           502,427
                                                       2003      1.000          1.353           239,973

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.428          1.516                --
                                                       2005      1.429          1.428            55,299
                                                       2004      1.284          1.429            39,830
                                                       2003      1.000          1.284            10,089

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.238          1.292         1,125,079
                                                       2006      1.185          1.238         1,113,803
                                                       2005      1.176          1.185           981,820
                                                       2004      1.088          1.176           912,147
                                                       2003      1.000          1.088           351,323

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.518          1.518                --
                                                       2006      1.342          1.518           188,648
                                                       2005      1.304          1.342           228,197
                                                       2004      1.190          1.304           133,777
                                                       2003      1.000          1.190             7,885




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.422          1.515               --
                                                       2006      1.364          1.422            3,786
                                                       2005      1.278          1.364            3,792
                                                       2004      1.224          1.278            4,256
                                                       2003      1.000          1.224               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.594          1.712            1,645
                                                       2006      1.462          1.594            1,716
                                                       2005      1.387          1.462            1,789
                                                       2004      1.243          1.387               --
                                                       2003      1.000          1.243               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.549          1.481           32,354
                                                       2006      1.346          1.549           35,459
                                                       2005      1.324          1.346            1,952
                                                       2004      1.214          1.324               --
                                                       2003      1.000          1.214               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.606          1.756           49,207
                                                       2006      1.504          1.606           52,914
                                                       2005      1.460          1.504           53,958
                                                       2004      1.333          1.460           56,976
                                                       2003      1.000          1.333               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.011          2.281           16,369
                                                       2006      1.685          2.011           19,770
                                                       2005      1.556          1.685            4,628
                                                       2004      1.336          1.556            5,854
                                                       2003      1.000          1.336               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.612          1.551            7,320

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.356          1.359           48,248

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.718          1.644            3,196

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.199          1.256               --
                                                       2006      1.035          1.199               --
                                                       2005      1.021          1.035               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.325          1.361               --
                                                       2006      1.201          1.325           49,449
                                                       2005      1.187          1.201           23,238
                                                       2004      1.113          1.187           29,299
                                                       2003      1.000          1.113            6,338

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.573          1.627               --
                                                       2006      1.445          1.573            6,826
                                                       2005      1.341          1.445            6,746
                                                       2004      1.255          1.341            6,175
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.496          1.560            3,782

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.007          1.131           60,697
                                                       2006      0.994          1.007           66,643

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.059           99,476
                                                       2006      1.005          1.026           83,497

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.115          1.095               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.051          1.098           17,208
                                                       2006      0.996          1.051           17,678

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.996          1.005               --
                                                       2005      0.986          0.996            2,843
                                                       2004      0.993          0.986           29,727
                                                       2003      1.000          0.993               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.329          1.389               --
                                                       2005      1.290          1.329            8,968
                                                       2004      1.231          1.290            2,306
                                                       2003      1.000          1.231               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.848          2.010               --
                                                       2005      1.649          1.848            9,359
                                                       2004      1.411          1.649            3,306
                                                       2003      1.000          1.411               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.020          1.058               --
                                                       2006      1.007          1.020            7,165
                                                       2005      1.007          1.007          114,319
                                                       2004      0.994          1.007          118,384
                                                       2003      1.000          0.994               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.994          1.117               --
                                                       2005      1.000          0.994               --
                                                       2004      1.025          1.000              907

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.161          1.234               --
                                                       2005      1.139          1.161           27,647
                                                       2004      1.109          1.139           27,650
                                                       2003      1.000          1.109               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.248          1.305               --
                                                       2006      1.084          1.248               --
                                                       2005      0.986          1.084               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.167          4.432           26,975
                                                       2006      2.378          3.167           31,247
                                                       2005      1.759          2.378           30,453
                                                       2004      1.508          1.759           24,477
                                                       2003      1.000          1.508               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.707          1.687          133,583
                                                       2006      1.423          1.707          139,621
                                                       2005      1.372          1.423          141,886
                                                       2004      1.203          1.372          137,696
                                                       2003      1.000          1.203               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.246          1.370               --
                                                       2006      1.063          1.246               --
                                                       2005      0.978          1.063               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.577          2.000               --
                                                       2005      1.488          1.577           46,500
                                                       2004      1.281          1.488           48,358
                                                       2003      1.000          1.281               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.571          1.618          233,834
                                                       2006      1.374          1.571          250,669
                                                       2005      1.320          1.374          240,375
                                                       2004      1.211          1.320          274,835
                                                       2003      1.000          1.211           19,153

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.144          1.148               --
                                                       2006      1.039          1.144               --
                                                       2005      0.996          1.039               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.295          1.344           51,206
                                                       2006      1.218          1.295           53,451
                                                       2005      1.219          1.218            1,383
                                                       2004      1.151          1.219            3,241
                                                       2003      1.000          1.151               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.218          1.259               --
                                                       2006      1.083          1.218               --
                                                       2005      0.990          1.083               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.177          1.223            9,395
                                                       2006      1.063          1.177            9,428
                                                       2005      0.983          1.063            9,464

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.140          1.184          131,463
                                                       2006      1.049          1.140          131,568
                                                       2005      0.992          1.049               --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.308          1.381           44,355
                                                       2006      1.221          1.308           45,692
                                                       2005      1.204          1.221           54,628
                                                       2004      1.152          1.204           52,133
                                                       2003      1.000          1.152               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.044          2.274           61,688
                                                       2006      1.697          2.044           63,076
                                                       2005      1.499          1.697               --
                                                       2004      1.288          1.499               --
                                                       2003      1.000          1.288               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.846          1.911          112,831
                                                       2006      1.673          1.846          115,509
                                                       2005      1.582          1.673          113,268
                                                       2004      1.322          1.582          115,414
                                                       2003      1.000          1.322           22,818

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.174          1.248           13,693
                                                       2006      1.163          1.174           13,693
                                                       2005      1.094          1.163              533
                                                       2004      1.028          1.094               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.536          2.016           37,420
                                                       2006      1.891          2.536           46,028
                                                       2005      1.675          1.891           16,812
                                                       2004      1.259          1.675            7,117
                                                       2003      1.000          1.259            5,553

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.168          1.378               --
                                                       2006      1.102          1.168           13,880
                                                       2005      1.072          1.102               --
                                                       2004      1.061          1.072               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.952          1.780           29,866
                                                       2006      1.740          1.952           30,615
                                                       2005      1.594          1.740           16,168
                                                       2004      1.353          1.594           15,544
                                                       2003      1.000          1.353            8,633

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.426          1.514               --
                                                       2005      1.428          1.426               --
                                                       2004      1.283          1.428               --
                                                       2003      1.000          1.283               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.236          1.289           84,052
                                                       2006      1.184          1.236           91,179
                                                       2005      1.175          1.184           71,553
                                                       2004      1.088          1.175           53,815
                                                       2003      1.000          1.088               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.515          1.514               --
                                                       2006      1.340          1.515           10,241
                                                       2005      1.303          1.340           11,287
                                                       2004      1.190          1.303           14,367
                                                       2003      1.000          1.190            5,983




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.337          1.424                --
                                                       2006      1.284          1.337           216,701
                                                       2005      1.204          1.284                --
                                                       2004      1.152          1.204                --
                                                       2003      1.000          1.152                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.444          1.550                --
                                                       2006      1.325          1.444                --
                                                       2005      1.257          1.325                --
                                                       2004      1.127          1.257                --
                                                       2003      1.004          1.127                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.467          1.402           143,969
                                                       2006      1.276          1.467            97,072
                                                       2005      1.256          1.276            10,257
                                                       2004      1.152          1.256                --
                                                       2003      1.000          1.152                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.472          1.608            28,527
                                                       2006      1.379          1.472            21,351
                                                       2005      1.340          1.379                --
                                                       2004      1.224          1.340                --
                                                       2003      1.000          1.224                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.829          2.074           139,709
                                                       2006      1.534          1.829           134,960
                                                       2005      1.417          1.534               789
                                                       2004      1.217          1.417                --
                                                       2003      1.000          1.217                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.476          1.420           170,245

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.282          1.285           100,326

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.553          1.485           156,406

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.198          1.254                --
                                                       2006      1.035          1.198           202,269
                                                       2005      1.020          1.035                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.253          1.287                --
                                                       2006      1.136          1.253            18,264
                                                       2005      1.124          1.136               340
                                                       2004      1.054          1.124                --
                                                       2003      1.000          1.054                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.440          1.489                --
                                                       2006      1.324          1.440           132,091
                                                       2005      1.229          1.324               129
                                                       2004      1.151          1.229                --
                                                       2003      1.000          1.151                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.406          1.466           227,175

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.007          1.130            97,544
                                                       2006      0.994          1.007            76,718

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.059            69,120
                                                       2006      1.005          1.026             6,784

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.114          1.094             6,462

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.097           174,788
                                                       2006      0.996          1.050           175,157

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.005                --
                                                       2005      0.986          0.997               272
                                                       2004      0.994          0.986                --
                                                       2003      1.000          0.994                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.244          1.299                --
                                                       2005      1.207          1.244             7,764
                                                       2004      1.153          1.207                --
                                                       2003      1.000          1.153                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.659          1.804                --
                                                       2005      1.481          1.659             7,200
                                                       2004      1.268          1.481                --
                                                       2003      1.000          1.268                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.009          1.045                --
                                                       2006      0.995          1.009            10,218
                                                       2005      0.996          0.995             1,456
                                                       2004      0.984          0.996                --
                                                       2003      1.000          0.984                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.994          1.115                --
                                                       2005      1.000          0.994               234
                                                       2004      1.024          1.000                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.095          1.162                --
                                                       2005      1.074          1.095             1,049
                                                       2004      1.046          1.074                --
                                                       2003      1.000          1.046                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091             9,704

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.247          1.303           202,605
                                                       2006      1.084          1.247            85,608
                                                       2005      0.986          1.084            12,909

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.884          4.034            29,124
                                                       2006      2.167          2.884             9,233
                                                       2005      1.603          2.167             5,782
                                                       2004      1.375          1.603                --
                                                       2003      1.000          1.375                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.578          1.558            42,970
                                                       2006      1.315          1.578            13,216
                                                       2005      1.269          1.315             7,559
                                                       2004      1.114          1.269                --
                                                       2003      1.000          1.114                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.245          1.368                --
                                                       2006      1.063          1.245             1,540
                                                       2005      0.978          1.063                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.469          1.863                --
                                                       2005      1.387          1.469                --
                                                       2004      1.195          1.387                --
                                                       2003      0.990          1.195                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.468          1.511            42,760
                                                       2006      1.285          1.468             1,431
                                                       2005      1.235          1.285                --
                                                       2004      1.133          1.235                --
                                                       2003      1.000          1.133                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.143          1.146           112,878
                                                       2006      1.039          1.143            75,608
                                                       2005      0.996          1.039            16,646

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.217          1.262            15,333
                                                       2006      1.145          1.217             2,655
                                                       2005      1.146          1.145                --
                                                       2004      1.083          1.146                --
                                                       2003      1.000          1.083                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.217          1.257            98,620
                                                       2006      1.083          1.217           146,026
                                                       2005      0.990          1.083            15,403

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.176          1.222           532,471
                                                       2006      1.063          1.176           625,630
                                                       2005      0.983          1.063            46,825

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.139          1.182         1,482,923
                                                       2006      1.048          1.139           723,163
                                                       2005      0.992          1.048           109,633

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.233          1.301           191,607
                                                       2006      1.152          1.233           193,008
                                                       2005      1.136          1.152                --
                                                       2004      1.088          1.136                --
                                                       2003      1.000          1.088                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.901          2.114            73,077
                                                       2006      1.579          1.901            57,509
                                                       2005      1.396          1.579               546
                                                       2004      1.200          1.396                --
                                                       2003      0.996          1.200                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.677          1.735            22,681
                                                       2006      1.521          1.677            13,997
                                                       2005      1.438          1.521             8,746
                                                       2004      1.203          1.438                --
                                                       2003      1.000          1.203                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.173          1.245            53,314
                                                       2006      1.162          1.173            47,334
                                                       2005      1.093          1.162             9,497
                                                       2004      1.028          1.093                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.440          1.938            22,951
                                                       2006      1.820          2.440            12,698
                                                       2005      1.613          1.820             7,991
                                                       2004      1.213          1.613                --
                                                       2003      1.000          1.213                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.166          1.376                --
                                                       2006      1.101          1.166             9,481
                                                       2005      1.072          1.101            10,019
                                                       2004      1.061          1.072                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.743          1.589            16,492
                                                       2006      1.555          1.743            13,766
                                                       2005      1.425          1.555            11,191
                                                       2004      1.210          1.425                --
                                                       2003      1.000          1.210                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.304          1.384                --
                                                       2005      1.307          1.304                --
                                                       2004      1.175          1.307                --
                                                       2003      1.000          1.175                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.187          1.237            34,750
                                                       2006      1.138          1.187             8,744
                                                       2005      1.130          1.138             3,106
                                                       2004      1.046          1.130                --
                                                       2003      1.000          1.046                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.425          1.424                --
                                                       2006      1.261          1.425            39,824
                                                       2005      1.227          1.261               186
                                                       2004      1.121          1.227                --
                                                       2003      0.993          1.121                --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.414          1.506                --
                                                       2006      1.359          1.414           165,622
                                                       2005      1.275          1.359           193,380
                                                       2004      1.222          1.275           169,143
                                                       2003      1.000          1.222            88,741

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.586          1.700           127,704
                                                       2006      1.456          1.586           147,361
                                                       2005      1.383          1.456           198,173
                                                       2004      1.241          1.383           184,758
                                                       2003      1.000          1.241            66,821

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.541          1.471           527,283
                                                       2006      1.341          1.541           577,198
                                                       2005      1.321          1.341           564,059
                                                       2004      1.213          1.321           519,411
                                                       2003      1.000          1.213           164,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.598          1.743           218,276
                                                       2006      1.498          1.598           220,434
                                                       2005      1.457          1.498           224,869
                                                       2004      1.332          1.457           194,847
                                                       2003      1.000          1.332            38,830

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.000          2.266           445,273
                                                       2006      1.678          2.000           417,234
                                                       2005      1.553          1.678           314,979
                                                       2004      1.335          1.553           259,067
                                                       2003      1.000          1.335            49,584

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.603          1.540           373,678

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.348          1.350           102,790

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.708          1.633            65,767

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.196          1.252                --
                                                       2006      1.034          1.196            89,824
                                                       2005      1.020          1.034                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.317          1.353                --
                                                       2006      1.196          1.317           116,969
                                                       2005      1.184          1.196            89,283
                                                       2004      1.112          1.184           205,488
                                                       2003      1.000          1.112           158,638

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.564          1.617                --
                                                       2006      1.440          1.564           381,915
                                                       2005      1.338          1.440           319,983
                                                       2004      1.254          1.338           309,260
                                                       2003      1.000          1.254            67,683

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.487          1.549           157,870

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.006          1.128           318,057
                                                       2006      0.994          1.006           363,320

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.021          1.052           549,658
                                                       2006      1.000          1.021           221,438

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.113          1.092           222,223

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.095           282,432
                                                       2006      0.996          1.050           336,008

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000                --
                                                       2005      0.983          0.993           391,075
                                                       2004      0.992          0.983           204,709
                                                       2003      1.000          0.992            44,851

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.324          1.383                --
                                                       2005      1.287          1.324           256,999
                                                       2004      1.230          1.287           246,174
                                                       2003      1.000          1.230           120,811

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.841          2.002                --
                                                       2005      1.645          1.841           176,167
                                                       2004      1.410          1.645           140,971
                                                       2003      1.000          1.410            87,298

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.015          1.050                --
                                                       2006      1.003          1.015           452,032
                                                       2005      1.004          1.003           559,880
                                                       2004      0.993          1.004           448,443
                                                       2003      1.000          0.993           226,059

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.992          1.112                --
                                                       2005      0.999          0.992            64,916
                                                       2004      1.024          0.999            55,303

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.157          1.227                --
                                                       2005      1.137          1.157           122,882
                                                       2004      1.108          1.137            99,528
                                                       2003      1.000          1.108            82,628

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           441,606

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.245          1.299           312,105
                                                       2006      1.083          1.245           257,769
                                                       2005      0.986          1.083            31,964

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.149          4.402           250,697
                                                       2006      2.369          3.149           283,167
                                                       2005      1.754          2.369           182,248
                                                       2004      1.507          1.754           134,493
                                                       2003      1.000          1.507             7,658

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.698          1.675           522,544
                                                       2006      1.417          1.698           555,542
                                                       2005      1.369          1.417           564,213
                                                       2004      1.202          1.369           540,174
                                                       2003      1.000          1.202           196,491

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.243          1.364                --
                                                       2006      1.062          1.243            22,701
                                                       2005      0.978          1.062             2,020

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.571          1.990                --
                                                       2005      1.485          1.571             4,135
                                                       2004      1.280          1.485                --
                                                       2003      1.000          1.280                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.563          1.606           686,422
                                                       2006      1.369          1.563           515,069
                                                       2005      1.317          1.369           532,069
                                                       2004      1.210          1.317           464,083
                                                       2003      1.000          1.210           237,631

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.141          1.143           332,366
                                                       2006      1.038          1.141           317,433
                                                       2005      0.996          1.038           183,500

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.288          1.335           673,553
                                                       2006      1.213          1.288           849,377
                                                       2005      1.216          1.213         1,590,306
                                                       2004      1.150          1.216         2,941,061
                                                       2003      1.000          1.150         2,098,260

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.215          1.254           185,977
                                                       2006      1.082          1.215           181,739
                                                       2005      0.990          1.082                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.174          1.218           987,979
                                                       2006      1.062          1.174           946,104
                                                       2005      0.983          1.062            76,911

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.137          1.179           602,483
                                                       2006      1.047          1.137           651,757
                                                       2005      0.992          1.047           506,207

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.301          1.371            51,605
                                                       2006      1.216          1.301            60,626
                                                       2005      1.201          1.216            70,629
                                                       2004      1.151          1.201           104,298
                                                       2003      1.000          1.151            39,890

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.033          2.258           138,555
                                                       2006      1.690          2.033           193,010
                                                       2005      1.495          1.690            70,518
                                                       2004      1.287          1.495            35,270
                                                       2003      1.000          1.287            12,714

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.836          1.897           267,524
                                                       2006      1.666          1.836           347,632
                                                       2005      1.578          1.666           301,423
                                                       2004      1.321          1.578           311,747
                                                       2003      1.000          1.321           108,365

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.170          1.241           328,712
                                                       2006      1.160          1.170           411,379
                                                       2005      1.092          1.160           285,813
                                                       2004      1.028          1.092           189,326

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.523          2.002           118,991
                                                       2006      1.884          2.523           135,714
                                                       2005      1.671          1.884           112,225
                                                       2004      1.258          1.671           123,816
                                                       2003      1.000          1.258            49,307

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.163          1.371                --
                                                       2006      1.099          1.163           122,008
                                                       2005      1.071          1.099            64,494
                                                       2004      1.061          1.071            53,769

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.941          1.768           221,084
                                                       2006      1.733          1.941           252,125
                                                       2005      1.590          1.733           213,830
                                                       2004      1.352          1.590           178,822
                                                       2003      1.000          1.352            34,281

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.421          1.507                --
                                                       2005      1.424          1.421            84,637
                                                       2004      1.282          1.424            69,632
                                                       2003      1.000          1.282             9,513

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.229          1.280           733,480
                                                       2006      1.179          1.229           743,330
                                                       2005      1.172          1.179           742,582
                                                       2004      1.087          1.172           664,723
                                                       2003      1.000          1.087           242,084

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.507          1.504                --
                                                       2006      1.335          1.507           245,711
                                                       2005      1.299          1.335           238,881
                                                       2004      1.189          1.299           175,065
                                                       2003      1.000          1.189            46,229




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.411          1.502                --
                                                       2006      1.357          1.411         1,269,792
                                                       2005      1.274          1.357         1,364,842
                                                       2004      1.222          1.274           848,508
                                                       2003      1.000          1.222           430,200

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.583          1.696           268,880
                                                       2006      1.454          1.583           386,115
                                                       2005      1.382          1.454           438,003
                                                       2004      1.241          1.382           466,803
                                                       2003      1.000          1.241           187,412

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.538          1.467         1,688,001
                                                       2006      1.339          1.538         2,023,238
                                                       2005      1.320          1.339         2,146,735
                                                       2004      1.213          1.320         1,948,551
                                                       2003      1.000          1.213           634,586

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.594          1.739           810,675
                                                       2006      1.496          1.594         1,164,316
                                                       2005      1.455          1.496         1,181,221
                                                       2004      1.331          1.455           836,065
                                                       2003      1.000          1.331           327,152

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.996          2.260         1,235,411
                                                       2006      1.676          1.996         1,450,277
                                                       2005      1.551          1.676         1,463,806
                                                       2004      1.334          1.551           713,262
                                                       2003      1.000          1.334           163,763

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.599          1.537           861,154

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.345          1.346           396,071

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629           686,333

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.194          1.250                --
                                                       2006      1.033          1.194             2,884
                                                       2005      1.019          1.033                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.315          1.351                --
                                                       2006      1.194          1.315           468,074
                                                       2005      1.183          1.194           521,513
                                                       2004      1.112          1.183           446,590
                                                       2003      1.000          1.112           468,463

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.561          1.614                --
                                                       2006      1.438          1.561         1,048,512
                                                       2005      1.337          1.438         1,093,183
                                                       2004      1.253          1.337           940,326
                                                       2003      1.000          1.253           388,456

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.484          1.545           848,738

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.006          1.127         1,001,727
                                                       2006      0.994          1.006         1,046,250

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.050         5,792,610
                                                       2006      0.999          1.019         5,564,547

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.113          1.091           505,967

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.094         1,729,782
                                                       2006      0.996          1.049         2,308,150

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991         3,925,376
                                                       2004      0.992          0.982         2,750,893
                                                       2003      1.000          0.992           741,221

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.322          1.380                --
                                                       2005      1.286          1.322           699,304
                                                       2004      1.230          1.286           739,491
                                                       2003      1.000          1.230           183,462

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.838          1.998                --
                                                       2005      1.643          1.838         1,164,308
                                                       2004      1.409          1.643           813,324
                                                       2003      1.000          1.409           170,193

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.013          1.048                --
                                                       2006      1.001          1.013         1,627,172
                                                       2005      1.003          1.001         1,542,672
                                                       2004      0.993          1.003         1,593,911
                                                       2003      1.000          0.993           638,899

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.991          1.111                --
                                                       2005      0.998          0.991           254,341
                                                       2004      1.024          0.998           214,851

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.155          1.225                --
                                                       2005      1.135          1.155           846,588
                                                       2004      1.107          1.135           482,004
                                                       2003      1.000          1.107           127,183

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091         1,853,107

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.244          1.297           759,792
                                                       2006      1.082          1.244           726,266
                                                       2005      0.986          1.082           218,649

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.143          4.391           572,778
                                                       2006      2.365          3.143           913,412
                                                       2005      1.753          2.365         1,050,816
                                                       2004      1.506          1.753           555,265
                                                       2003      1.000          1.506           158,378

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.695          1.671         1,596,641
                                                       2006      1.415          1.695         1,762,702
                                                       2005      1.367          1.415         1,806,855
                                                       2004      1.202          1.367         1,674,791
                                                       2003      1.000          1.202           679,000

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.242          1.363                --
                                                       2006      1.062          1.242            18,861
                                                       2005      0.978          1.062                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.568          1.986                --
                                                       2005      1.483          1.568            77,809
                                                       2004      1.280          1.483            67,626
                                                       2003      1.000          1.280            54,605

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.560          1.603         2,310,462
                                                       2006      1.367          1.560         2,287,948
                                                       2005      1.316          1.367         2,428,570
                                                       2004      1.209          1.316         1,915,953
                                                       2003      1.000          1.209           551,597

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.140          1.141           199,622
                                                       2006      1.037          1.140           176,324
                                                       2005      0.996          1.037           109,097

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.286          1.332         2,038,710
                                                       2006      1.211          1.286         2,592,121
                                                       2005      1.215          1.211         2,797,083
                                                       2004      1.149          1.215         6,793,176
                                                       2003      1.000          1.149         1,141,451

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.214          1.252                --
                                                       2006      1.081          1.214                --
                                                       2005      0.990          1.081                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.173          1.217         4,194,362
                                                       2006      1.062          1.173         1,018,809
                                                       2005      0.983          1.062           275,252

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.136          1.177         4,763,513
                                                       2006      1.047          1.136         1,587,297
                                                       2005      0.992          1.047           423,960

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.299          1.368           529,962
                                                       2006      1.215          1.299           578,863
                                                       2005      1.200          1.215           600,682
                                                       2004      1.151          1.200           535,783
                                                       2003      1.000          1.151           371,816

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.029          2.253           547,748
                                                       2006      1.687          2.029           539,642
                                                       2005      1.494          1.687           313,001
                                                       2004      1.286          1.494           273,331
                                                       2003      1.000          1.286            94,511

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.832          1.893         1,276,475
                                                       2006      1.664          1.832         1,276,784
                                                       2005      1.576          1.664         1,454,274
                                                       2004      1.320          1.576         1,190,409
                                                       2003      1.000          1.320           575,255

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.168          1.238           822,494
                                                       2006      1.159          1.168           977,475
                                                       2005      1.092          1.159           980,067
                                                       2004      1.028          1.092           692,708

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.518          1.997           780,664
                                                       2006      1.881          2.518         1,048,413
                                                       2005      1.670          1.881         1,041,321
                                                       2004      1.258          1.670           885,875
                                                       2003      1.000          1.258           335,998

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.161          1.368                --
                                                       2006      1.098          1.161           345,136
                                                       2005      1.070          1.098           432,403
                                                       2004      1.061          1.070           264,209

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.938          1.763           655,221
                                                       2006      1.731          1.938           776,998
                                                       2005      1.588          1.731           747,655
                                                       2004      1.351          1.588           627,245
                                                       2003      1.000          1.351           237,883

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.419          1.504                --
                                                       2005      1.423          1.419           261,773
                                                       2004      1.282          1.423           281,934
                                                       2003      1.000          1.282           145,255

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.227          1.277         2,118,982
                                                       2006      1.177          1.227         3,163,710
                                                       2005      1.171          1.177         3,275,180
                                                       2004      1.086          1.171         2,035,738
                                                       2003      1.000          1.086           582,009

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.504          1.500                --
                                                       2006      1.333          1.504         1,534,780
                                                       2005      1.298          1.333         1,563,942
                                                       2004      1.188          1.298           822,153
                                                       2003      1.000          1.188           143,518




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.328          1.413               --
                                                       2006      1.277          1.328          130,619
                                                       2005      1.200          1.277               --
                                                       2004      1.151          1.200               --
                                                       2003      1.000          1.151               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.434          1.536               --
                                                       2006      1.318          1.434               --
                                                       2005      1.253          1.318               --
                                                       2004      1.126          1.253               --
                                                       2003      1.004          1.126               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.457          1.390          123,477
                                                       2006      1.269          1.457          123,477
                                                       2005      1.252          1.269               --
                                                       2004      1.151          1.252               --
                                                       2003      1.000          1.151               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.462          1.594               --
                                                       2006      1.372          1.462               --
                                                       2005      1.336          1.372               --
                                                       2004      1.223          1.336               --
                                                       2003      1.000          1.223               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.817          2.056           59,802
                                                       2006      1.526          1.817           55,765
                                                       2005      1.413          1.526               --
                                                       2004      1.216          1.413               --
                                                       2003      1.000          1.216               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.465          1.407           60,868

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.272          1.273               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.541          1.472               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.193          1.249               --
                                                       2006      1.033          1.193               --
                                                       2005      1.019          1.033               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.244          1.278               --
                                                       2006      1.131          1.244               --
                                                       2005      1.120          1.131               --
                                                       2004      1.053          1.120               --
                                                       2003      1.000          1.053               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.430          1.478               --
                                                       2006      1.317          1.430           60,868
                                                       2005      1.226          1.317               --
                                                       2004      1.149          1.226               --
                                                       2003      1.000          1.149               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.396          1.453          130,619

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.005          1.126           28,892
                                                       2006      0.994          1.005           28,907

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.049               --
                                                       2006      0.999          1.019               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.112          1.090               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.093           30,070
                                                       2006      0.996          1.049           30,070

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.992          0.999               --
                                                       2005      0.983          0.992               --
                                                       2004      0.993          0.983               --
                                                       2003      1.000          0.993               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.237          1.291               --
                                                       2005      1.204          1.237               --
                                                       2004      1.152          1.204               --
                                                       2003      1.000          1.152               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.650          1.794               --
                                                       2005      1.476          1.650           16,696
                                                       2004      1.267          1.476               --
                                                       2003      1.000          1.267               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.001          1.036               --
                                                       2006      0.990          1.001               --
                                                       2005      0.993          0.990               --
                                                       2004      0.983          0.993               --
                                                       2003      1.000          0.983               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.990          1.109               --
                                                       2005      0.998          0.990               --
                                                       2004      1.024          0.998               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.089          1.154               --
                                                       2005      1.071          1.089               --
                                                       2004      1.045          1.071               --
                                                       2003      1.000          1.045               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.242          1.296               --
                                                       2006      1.082          1.242               --
                                                       2005      0.986          1.082               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.863          3.998               --
                                                       2006      2.156          2.863               --
                                                       2005      1.598          2.156               --
                                                       2004      1.374          1.598               --
                                                       2003      1.000          1.374               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.567          1.544               --
                                                       2006      1.309          1.567               --
                                                       2005      1.265          1.309               --
                                                       2004      1.112          1.265               --
                                                       2003      1.000          1.112               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.241          1.361               --
                                                       2006      1.061          1.241               --
                                                       2005      0.978          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.462          1.850               --
                                                       2005      1.383          1.462               --
                                                       2004      1.194          1.383               --
                                                       2003      0.990          1.194               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.458          1.497           41,082
                                                       2006      1.278          1.458               --
                                                       2005      1.231          1.278               --
                                                       2004      1.132          1.231               --
                                                       2003      1.000          1.132               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.139          1.140               --
                                                       2006      1.037          1.139               --
                                                       2005      0.996          1.037               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.209          1.251               --
                                                       2006      1.139          1.209               --
                                                       2005      1.143          1.139               --
                                                       2004      1.082          1.143               --
                                                       2003      1.000          1.082               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.213          1.250            6,785
                                                       2006      1.081          1.213               --
                                                       2005      0.990          1.081               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.172          1.215           24,392
                                                       2006      1.061          1.172           24,405
                                                       2005      0.983          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.135          1.176               --
                                                       2006      1.047          1.135               --
                                                       2005      0.992          1.047               --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.225          1.290           47,677
                                                       2006      1.146          1.225           47,677
                                                       2005      1.133          1.146           47,677
                                                       2004      1.087          1.133               --
                                                       2003      1.000          1.087               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.888          2.095               --
                                                       2006      1.571          1.888               --
                                                       2005      1.391          1.571               --
                                                       2004      1.199          1.391               --
                                                       2003      0.996          1.199               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.665          1.719               --
                                                       2006      1.513          1.665               --
                                                       2005      1.434          1.513               --
                                                       2004      1.201          1.434               --
                                                       2003      1.000          1.201               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.166          1.236          295,656
                                                       2006      1.157          1.166          295,656
                                                       2005      1.092          1.157               --
                                                       2004      1.028          1.092               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.423          1.921               --
                                                       2006      1.811          2.423               --
                                                       2005      1.608          1.811               --
                                                       2004      1.212          1.608               --
                                                       2003      1.000          1.212               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.159          1.366               --
                                                       2006      1.097          1.159            6,197
                                                       2005      1.070          1.097               --
                                                       2004      1.061          1.070               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.731          1.575               --
                                                       2006      1.547          1.731               --
                                                       2005      1.420          1.547               --
                                                       2004      1.209          1.420               --
                                                       2003      1.000          1.209               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.298          1.376               --
                                                       2005      1.303          1.298               --
                                                       2004      1.174          1.303               --
                                                       2003      1.000          1.174               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.179          1.226               --
                                                       2006      1.132          1.179               --
                                                       2005      1.127          1.132               --
                                                       2004      1.045          1.127               --
                                                       2003      1.000          1.045               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.415          1.411               --
                                                       2006      1.255          1.415           43,535
                                                       2005      1.223          1.255           43,535
                                                       2004      1.120          1.223               --
                                                       2003      0.993          1.120               --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.168          1.243                --
                                                       2006      1.124          1.168           103,090
                                                       2005      1.056          1.124            46,496
                                                       2004      1.000          1.056               844

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.219          1.305            93,942
                                                       2006      1.121          1.219            88,218
                                                       2005      1.067          1.121            43,079
                                                       2004      1.000          1.067             8,165

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.249          1.191           534,620
                                                       2006      1.089          1.249           468,088
                                                       2005      1.074          1.089           244,641
                                                       2004      1.000          1.074            12,643

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.188          1.295           260,320
                                                       2006      1.116          1.188           173,643
                                                       2005      1.087          1.116           117,518
                                                       2004      1.000          1.087            13,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.487          1.682           768,261
                                                       2006      1.250          1.487           687,284
                                                       2005      1.158          1.250           634,305
                                                       2004      1.000          1.158             5,330

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.259          1.208           689,015

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.197          1.198            29,734

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.297          1.238           162,508

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.192          1.248                --
                                                       2006      1.032          1.192                --
                                                       2005      1.019          1.032                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.171          1.202                --
                                                       2006      1.065          1.171            29,814
                                                       2005      1.055          1.065            11,621
                                                       2004      1.000          1.055                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.229          1.270                --
                                                       2006      1.133          1.229           515,241
                                                       2005      1.054          1.133           219,766
                                                       2004      1.000          1.054                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.227          1.277           112,596

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.005          1.125           366,015
                                                       2006      0.994          1.005           287,199

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.031          1.061         2,507,299
                                                       2006      1.011          1.031         2,713,214

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.112          1.089           108,078

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.092           470,000
                                                       2006      0.996          1.049           437,104

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.011                --
                                                       2005      0.996          1.004           982,648
                                                       2004      1.000          0.996            49,045

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.077          1.124                --
                                                       2005      1.049          1.077           165,274
                                                       2004      1.000          1.049               900

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.309          1.422                --
                                                       2005      1.171          1.309           160,010
                                                       2004      1.000          1.171                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.042          1.077                --
                                                       2006      1.031          1.042           395,389
                                                       2005      1.034          1.031           237,592
                                                       2004      1.000          1.034            24,443

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.103                --
                                                       2005      0.994          0.985            78,551
                                                       2004      1.000          0.994            11,999

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.044          1.106                --
                                                       2005      1.028          1.044            26,439
                                                       2004      1.000          1.028             2,998

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           417,032

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.241          1.294           749,593
                                                       2006      1.082          1.241           417,752
                                                       2005      0.986          1.082           184,529

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.322          3.241           664,321
                                                       2006      1.749          2.322           461,008
                                                       2005      1.297          1.749           212,653
                                                       2004      1.000          1.297                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.394          1.373           998,189
                                                       2006      1.165          1.394           573,806
                                                       2005      1.127          1.165           323,924
                                                       2004      1.000          1.127            12,717

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.240          1.359                --
                                                       2006      1.061          1.240            41,682
                                                       2005      0.978          1.061                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.246          1.576                --
                                                       2005      1.179          1.246             2,170
                                                       2004      1.000          1.179                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.292          1.327           324,960
                                                       2006      1.134          1.292           186,226
                                                       2005      1.092          1.134           145,914
                                                       2004      1.000          1.092               485

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.138          1.138           745,610
                                                       2006      1.037          1.138           531,783
                                                       2005      0.996          1.037           136,110

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.148          1.188           486,092
                                                       2006      1.083          1.148           332,281
                                                       2005      1.087          1.083           183,990
                                                       2004      1.000          1.087            15,044

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.212          1.249         1,186,905
                                                       2006      1.081          1.212         1,073,402
                                                       2005      0.990          1.081           438,092

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.171          1.213         2,320,226
                                                       2006      1.061          1.171         2,149,431
                                                       2005      0.983          1.061         1,030,211

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.134          1.174         3,523,760
                                                       2006      1.046          1.134         2,352,055
                                                       2005      0.992          1.046           334,379

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.170          1.231            93,337
                                                       2006      1.095          1.170            93,173
                                                       2005      1.083          1.095            40,677
                                                       2004      1.000          1.083             8,076

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.589          1.763           313,466
                                                       2006      1.323          1.589            83,438
                                                       2005      1.172          1.323            28,541
                                                       2004      1.000          1.172                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.329          1.371           663,470
                                                       2006      1.208          1.329           533,228
                                                       2005      1.146          1.208           434,277
                                                       2004      1.000          1.146             9,221

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.144          1.212           302,471
                                                       2006      1.136          1.144           229,325
                                                       2005      1.072          1.136           174,584
                                                       2004      1.000          1.072             8,531

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.972          1.563           698,401
                                                       2006      1.475          1.972           374,390
                                                       2005      1.310          1.475           204,399
                                                       2004      1.000          1.310             2,561

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.096          1.290                --
                                                       2006      1.037          1.096            35,054
                                                       2005      1.012          1.037            33,244
                                                       2004      1.000          1.012               525

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.407          1.279           240,083
                                                       2006      1.258          1.407           166,218
                                                       2005      1.156          1.258            99,965
                                                       2004      1.000          1.156                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.105          1.171                --
                                                       2005      1.110          1.105             8,543
                                                       2004      1.000          1.110                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.150          1.196           979,915
                                                       2006      1.105          1.150           818,446
                                                       2005      1.100          1.105           497,292
                                                       2004      1.000          1.100            23,582

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.258          1.254                --
                                                       2006      1.116          1.258           110,792
                                                       2005      1.088          1.116           105,732
                                                       2004      1.000          1.088            12,050




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.404          1.494                --
                                                       2006      1.351          1.404           416,394
                                                       2005      1.271          1.351           446,572
                                                       2004      1.221          1.271           361,404
                                                       2003      1.000          1.221            74,704

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.574          1.684           323,822
                                                       2006      1.448          1.574           464,195
                                                       2005      1.379          1.448           517,792
                                                       2004      1.240          1.379           536,920
                                                       2003      1.000          1.240           199,337

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.530          1.457         1,209,522
                                                       2006      1.334          1.530         1,280,290
                                                       2005      1.317          1.334         1,207,567
                                                       2004      1.211          1.317         1,149,736
                                                       2003      1.000          1.211           352,519

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.586          1.727           627,905
                                                       2006      1.490          1.586           708,635
                                                       2005      1.452          1.490           699,155
                                                       2004      1.330          1.452           670,562
                                                       2003      1.000          1.330           271,190

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.985          2.244           839,447
                                                       2006      1.669          1.985           878,606
                                                       2005      1.547          1.669           885,241
                                                       2004      1.333          1.547           735,725
                                                       2003      1.000          1.333           146,224

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.590          1.526           610,552

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.337          1.337           483,233

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.694          1.617           555,333

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.191          1.246                --
                                                       2006      1.032          1.191                --
                                                       2005      1.018          1.032                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.308          1.343                --
                                                       2006      1.190          1.308           613,292
                                                       2005      1.180          1.190           631,534
                                                       2004      1.111          1.180           455,007
                                                       2003      1.000          1.111           217,412

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.553          1.604                --
                                                       2006      1.432          1.553           743,695
                                                       2005      1.334          1.432           819,639
                                                       2004      1.252          1.334           855,357
                                                       2003      1.000          1.252           377,521

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.475          1.534           438,030

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.005          1.124           437,207
                                                       2006      0.994          1.005           310,010

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.042         4,349,044
                                                       2006      0.994          1.013         1,615,989

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.111          1.088         1,130,766

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091           767,844
                                                       2006      0.996          1.048           854,687

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.994                --
                                                       2005      0.980          0.987         1,548,431
                                                       2004      0.991          0.980         1,250,641
                                                       2003      1.000          0.991           312,983

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.317          1.374                --
                                                       2005      1.283          1.317           334,168
                                                       2004      1.229          1.283           377,643
                                                       2003      1.000          1.229           152,620

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.831          1.990                --
                                                       2005      1.639          1.831           472,694
                                                       2004      1.408          1.639           386,948
                                                       2003      1.000          1.408            33,301

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.007          1.041                --
                                                       2006      0.997          1.007           728,214
                                                       2005      1.001          0.997           797,022
                                                       2004      0.992          1.001           609,296
                                                       2003      1.000          0.992           250,581

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.988          1.106                --
                                                       2005      0.997          0.988           211,240
                                                       2004      1.024          0.997           178,298

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.151          1.218                --
                                                       2005      1.133          1.151           282,837
                                                       2004      1.106          1.133           226,707
                                                       2003      1.000          1.106            52,925

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           589,679

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.240          1.292           165,092
                                                       2006      1.081          1.240           187,865
                                                       2005      0.986          1.081           124,388

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.127          4.361           458,113
                                                       2006      2.356          3.127           377,219
                                                       2005      1.748          2.356           328,577
                                                       2004      1.505          1.748           248,330
                                                       2003      1.000          1.505            42,611

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.686          1.660           911,223
                                                       2006      1.410          1.686         1,023,551
                                                       2005      1.364          1.410           751,186
                                                       2004      1.201          1.364           636,842
                                                       2003      1.000          1.201           126,214

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.239          1.357                --
                                                       2006      1.061          1.239                --
                                                       2005      0.978          1.061                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.562          1.975                --
                                                       2005      1.480          1.562            57,996
                                                       2004      1.278          1.480            13,891
                                                       2003      1.000          1.278             7,941

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.551          1.591         1,544,898
                                                       2006      1.361          1.551         1,206,460
                                                       2005      1.312          1.361         1,361,509
                                                       2004      1.208          1.312         1,389,532
                                                       2003      1.000          1.208           434,413

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.137          1.137           178,077
                                                       2006      1.036          1.137           242,024
                                                       2005      0.996          1.036           142,739

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.279          1.322         1,433,953
                                                       2006      1.207          1.279         1,619,518
                                                       2005      1.212          1.207         2,300,862
                                                       2004      1.148          1.212         2,487,816
                                                       2003      1.000          1.148         1,124,041

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.211          1.247            67,074
                                                       2006      1.080          1.211            80,909
                                                       2005      0.989          1.080             4,746

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.170          1.211           862,048
                                                       2006      1.061          1.170           831,713
                                                       2005      0.983          1.061           207,570

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.133          1.172         1,189,830
                                                       2006      1.046          1.133           755,026
                                                       2005      0.992          1.046           107,925

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.292          1.359           346,452
                                                       2006      1.210          1.292           355,044
                                                       2005      1.197          1.210           499,326
                                                       2004      1.149          1.197           548,642
                                                       2003      1.000          1.149           279,238

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.018          2.237           428,777
                                                       2006      1.681          2.018           712,617
                                                       2005      1.490          1.681           182,026
                                                       2004      1.285          1.490           104,891
                                                       2003      1.000          1.285           172,623

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.822          1.880           663,378
                                                       2006      1.658          1.822           729,027
                                                       2005      1.572          1.658           898,865
                                                       2004      1.319          1.572           739,522
                                                       2003      1.000          1.319           296,115

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.163          1.231           747,857
                                                       2006      1.155          1.163           802,328
                                                       2005      1.091          1.155           607,804
                                                       2004      1.028          1.091           362,695

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.504          1.984           420,288
                                                       2006      1.874          2.504           622,287
                                                       2005      1.666          1.874           606,919
                                                       2004      1.256          1.666           613,969
                                                       2003      1.000          1.256           204,599

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.156          1.361                --
                                                       2006      1.095          1.156           202,341
                                                       2005      1.069          1.095           208,372
                                                       2004      1.061          1.069           189,758

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.927          1.751           382,788
                                                       2006      1.724          1.927           422,101
                                                       2005      1.585          1.724           349,541
                                                       2004      1.350          1.585           410,789
                                                       2003      1.000          1.350           107,851

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.413          1.498                --
                                                       2005      1.420          1.413           234,345
                                                       2004      1.281          1.420           242,393
                                                       2003      1.000          1.281           138,991

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.220          1.268         1,299,417
                                                       2006      1.173          1.220         1,417,746
                                                       2005      1.169          1.173         1,481,127
                                                       2004      1.085          1.169         1,103,963
                                                       2003      1.000          1.085           173,043

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.496          1.490                --
                                                       2006      1.327          1.496           512,448
                                                       2005      1.295          1.327           550,876
                                                       2004      1.187          1.295           546,256
                                                       2003      1.000          1.187            74,180




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.401          1.491               --
                                                       2006      1.350          1.401          190,377
                                                       2005      1.270          1.350           57,659
                                                       2004      1.220          1.270           55,738
                                                       2003      1.000          1.220           36,400

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.571          1.680           43,824
                                                       2006      1.446          1.571           70,500
                                                       2005      1.378          1.446           71,993
                                                       2004      1.239          1.378           73,592
                                                       2003      1.000          1.239           66,556

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.527          1.454          245,202
                                                       2006      1.332          1.527          364,809
                                                       2005      1.316          1.332          341,548
                                                       2004      1.211          1.316          183,238
                                                       2003      1.000          1.211           29,461

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.583          1.723           85,956
                                                       2006      1.488          1.583          119,896
                                                       2005      1.451          1.488           79,075
                                                       2004      1.330          1.451           46,779
                                                       2003      1.000          1.330            8,707

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.982          2.239           86,019
                                                       2006      1.667          1.982           94,875
                                                       2005      1.546          1.667           48,118
                                                       2004      1.333          1.546            9,059
                                                       2003      1.000          1.333            3,495

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.587          1.522          190,650

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.334          1.334           63,842

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.691          1.614              796

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.190          1.245               --
                                                       2006      1.031          1.190               --
                                                       2005      1.018          1.031               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.305          1.340               --
                                                       2006      1.188          1.305           65,655
                                                       2005      1.179          1.188           67,637
                                                       2004      1.110          1.179           69,791
                                                       2003      1.000          1.110           43,872

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.550          1.601               --
                                                       2006      1.430          1.550          198,987
                                                       2005      1.333          1.430          193,029
                                                       2004      1.252          1.333          164,993
                                                       2003      1.000          1.252           12,843

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.472          1.531          185,571

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.004          1.123          346,254
                                                       2006      0.994          1.004          348,084

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.011          1.040          122,401
                                                       2006      0.993          1.011          122,004

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.111          1.088               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.090          269,998
                                                       2006      0.996          1.048          332,675

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993               --
                                                       2005      0.979          0.986          229,111
                                                       2004      0.990          0.979          228,855
                                                       2003      1.000          0.990               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.315          1.372               --
                                                       2005      1.281          1.315          171,811
                                                       2004      1.228          1.281          165,141
                                                       2003      1.000          1.228           32,569

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.828          1.987               --
                                                       2005      1.638          1.828          174,308
                                                       2004      1.407          1.638          144,105
                                                       2003      1.000          1.407           17,668

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.006          1.039               --
                                                       2006      0.996          1.006           10,670
                                                       2005      1.000          0.996            9,844
                                                       2004      0.991          1.000            9,570
                                                       2003      1.000          0.991               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.987          1.105               --
                                                       2005      0.997          0.987               --
                                                       2004      1.024          0.997               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.149          1.216               --
                                                       2005      1.132          1.149               --
                                                       2004      1.106          1.132               --
                                                       2003      1.000          1.106               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           11,054

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.239          1.290           35,872
                                                       2006      1.081          1.239           40,812
                                                       2005      0.986          1.081           13,622

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.121          4.350           32,354
                                                       2006      2.353          3.121           34,458
                                                       2005      1.747          2.353           25,637
                                                       2004      1.504          1.747           12,218
                                                       2003      1.000          1.504            8,367

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.683          1.656           77,885
                                                       2006      1.408          1.683          218,037
                                                       2005      1.363          1.408          231,103
                                                       2004      1.200          1.363          117,136
                                                       2003      1.000          1.200          119,366

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.237          1.355               --
                                                       2006      1.060          1.237               --
                                                       2005      0.977          1.060               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.560          1.971               --
                                                       2005      1.478          1.560            1,594
                                                       2004      1.278          1.478            1,597
                                                       2003      1.000          1.278               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.548          1.588           86,173
                                                       2006      1.359          1.548           40,463
                                                       2005      1.311          1.359           40,727
                                                       2004      1.208          1.311           40,836
                                                       2003      1.000          1.208           15,280

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.136          1.135           50,866
                                                       2006      1.036          1.136           70,425
                                                       2005      0.996          1.036           85,592

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.277          1.319          344,942
                                                       2006      1.205          1.277          438,612
                                                       2005      1.211          1.205          450,737
                                                       2004      1.148          1.211          453,688
                                                       2003      1.000          1.148           44,674

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.210          1.245               --
                                                       2006      1.080          1.210               --
                                                       2005      0.989          1.080               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.169          1.210          195,767
                                                       2006      1.060          1.169          113,340
                                                       2005      0.983          1.060               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.132          1.171          248,905
                                                       2006      1.045          1.132          183,481
                                                       2005      0.992          1.045          123,038

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.289          1.355          104,786
                                                       2006      1.208          1.289          104,811
                                                       2005      1.196          1.208           12,915
                                                       2004      1.149          1.196           20,367
                                                       2003      1.000          1.149            8,812

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.014          2.232           17,740
                                                       2006      1.679          2.014           18,680
                                                       2005      1.489          1.679            2,728
                                                       2004      1.284          1.489            2,733
                                                       2003      1.000          1.284               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.819          1.875           49,467
                                                       2006      1.655          1.819          117,988
                                                       2005      1.571          1.655          140,606
                                                       2004      1.318          1.571           28,881
                                                       2003      1.000          1.318           16,574

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.161          1.229               --
                                                       2006      1.154          1.161           11,879
                                                       2005      1.090          1.154           11,879
                                                       2004      1.028          1.090               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.500          1.979          112,110
                                                       2006      1.871          2.500          123,052
                                                       2005      1.664          1.871          129,963
                                                       2004      1.256          1.664          140,554
                                                       2003      1.000          1.256            8,492

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.155          1.358               --
                                                       2006      1.094          1.155           32,939
                                                       2005      1.069          1.094               --
                                                       2004      1.061          1.069               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.923          1.747           70,359
                                                       2006      1.722          1.923           96,279
                                                       2005      1.583          1.722          104,867
                                                       2004      1.349          1.583           76,513
                                                       2003      1.000          1.349           65,290

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.411          1.495               --
                                                       2005      1.418          1.411            1,595
                                                       2004      1.280          1.418            1,597
                                                       2003      1.000          1.280               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.218          1.265           55,315
                                                       2006      1.171          1.218           78,121
                                                       2005      1.167          1.171          124,011
                                                       2004      1.085          1.167           90,059
                                                       2003      1.000          1.085           85,323

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.493          1.487               --
                                                       2006      1.326          1.493           52,762
                                                       2005      1.294          1.326           54,568
                                                       2004      1.187          1.294           36,753
                                                       2003      1.000          1.187           34,614

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.318          1.402                 --
                                                       2006      1.271          1.318              5,071
                                                       2005      1.196          1.271              4,665
                                                       2004      1.150          1.196                 --
                                                       2003      1.000          1.150                 --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.424          1.522             30,058
                                                       2006      1.311          1.424             30,078
                                                       2005      1.250          1.311             18,084
                                                       2004      1.125          1.250                 --
                                                       2003      1.004          1.125                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.447          1.377            178,119
                                                       2006      1.263          1.447            123,344
                                                       2005      1.248          1.263             40,761
                                                       2004      1.149          1.248             15,963
                                                       2003      1.000          1.149                 --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.452          1.580             66,629
                                                       2006      1.365          1.452             61,641
                                                       2005      1.332          1.365             33,449
                                                       2004      1.221          1.332             13,077
                                                       2003      1.000          1.221                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.804          2.037            383,034
                                                       2006      1.518          1.804            240,657
                                                       2005      1.409          1.518            240,002
                                                       2004      1.215          1.409                 --
                                                       2003      1.000          1.215                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.453          1.394            191,388

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.262          1.262          1,059,224

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.529          1.459             64,155

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.189          1.243                 --
                                                       2006      1.031          1.189             36,756
                                                       2005      1.018          1.031                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.235          1.268                 --
                                                       2006      1.125          1.235            571,536
                                                       2005      1.117          1.125                 --
                                                       2004      1.052          1.117                 --
                                                       2003      1.000          1.052                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.420          1.467                 --
                                                       2006      1.311          1.420            155,484
                                                       2005      1.222          1.311             30,519
                                                       2004      1.148          1.222                 --
                                                       2003      1.000          1.148                 --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.385          1.440              5,202

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.004          1.122             82,244
                                                       2006      0.994          1.004             72,558

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.012          1.040          1,335,803
                                                       2006      0.993          1.012          1,621,168

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.110          1.087            137,699

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.089            153,655
                                                       2006      0.996          1.047            159,641

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.993                 --
                                                       2005      0.980          0.987            448,027
                                                       2004      0.992          0.980            270,004
                                                       2003      1.000          0.992                 --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.231          1.284                 --
                                                       2005      1.200          1.231             15,372
                                                       2004      1.151          1.200             15,509
                                                       2003      1.000          1.151                 --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.642          1.784                 --
                                                       2005      1.472          1.642             32,542
                                                       2004      1.265          1.472                439
                                                       2003      1.000          1.265                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.994          1.027                 --
                                                       2006      0.985          0.994             62,657
                                                       2005      0.990          0.985             51,848
                                                       2004      0.982          0.990              1,733
                                                       2003      1.000          0.982                 --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.986          1.103                 --
                                                       2005      0.996          0.986                 --
                                                       2004      1.024          0.996                 --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.084          1.146                 --
                                                       2005      1.068          1.084            176,358
                                                       2004      1.044          1.068                 --
                                                       2003      1.000          1.044                 --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090            189,034

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.238          1.289            384,520
                                                       2006      1.080          1.238            364,624
                                                       2005      0.986          1.080             48,517

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.843          3.962            101,574
                                                       2006      2.145          2.843             76,874
                                                       2005      1.593          2.145             45,940
                                                       2004      1.372          1.593                 --
                                                       2003      1.000          1.372                 --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.556          1.530            146,626
                                                       2006      1.302          1.556            102,535
                                                       2005      1.261          1.302             34,858
                                                       2004      1.111          1.261              1,953
                                                       2003      1.000          1.111                 --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.236          1.354                 --
                                                       2006      1.060          1.236              3,398
                                                       2005      0.977          1.060             19,224

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.454          1.837                 --
                                                       2005      1.379          1.454             11,239
                                                       2004      1.193          1.379                 --
                                                       2003      0.990          1.193                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.448          1.484             39,509
                                                       2006      1.272          1.448             18,330
                                                       2005      1.227          1.272             22,057
                                                       2004      1.131          1.227                 --
                                                       2003      1.000          1.131                 --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.135          1.133            660,242
                                                       2006      1.035          1.135            391,488
                                                       2005      0.996          1.035                 --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.200          1.239            322,552
                                                       2006      1.133          1.200            164,078
                                                       2005      1.139          1.133              7,137
                                                       2004      1.081          1.139                 --
                                                       2003      1.000          1.081                 --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.208          1.243            226,068
                                                       2006      1.079          1.208            178,542
                                                       2005      0.989          1.079             24,920

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.168          1.208         25,441,116
                                                       2006      1.060          1.168         16,802,370
                                                       2005      0.983          1.060            484,871

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.131          1.169         12,951,480
                                                       2006      1.045          1.131          7,654,407
                                                       2005      0.992          1.045            252,212

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.216          1.278            148,382
                                                       2006      1.140          1.216             16,645
                                                       2005      1.129          1.140                 --
                                                       2004      1.086          1.129                 --
                                                       2003      1.000          1.086                 --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.875          2.077             48,904
                                                       2006      1.563          1.875             46,428
                                                       2005      1.387          1.563             13,700
                                                       2004      1.197          1.387                 --
                                                       2003      0.996          1.197                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.653          1.704            130,212
                                                       2006      1.505          1.653            104,780
                                                       2005      1.430          1.505             41,160
                                                       2004      1.200          1.430             12,545
                                                       2003      1.000          1.200                 --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.160          1.227             64,399
                                                       2006      1.153          1.160             55,439
                                                       2005      1.090          1.153              5,021
                                                       2004      1.028          1.090                 --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.406          1.904             72,372
                                                       2006      1.802          2.406             62,116
                                                       2005      1.603          1.802             27,438
                                                       2004      1.211          1.603                788
                                                       2003      1.000          1.211                 --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.153          1.356                 --
                                                       2006      1.093          1.153             12,074
                                                       2005      1.068          1.093                 --
                                                       2004      1.061          1.068                 --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.719          1.560             38,149
                                                       2006      1.539          1.719             49,532
                                                       2005      1.416          1.539             18,165
                                                       2004      1.207          1.416                 --
                                                       2003      1.000          1.207                 --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.291          1.368                 --
                                                       2005      1.299          1.291                 --
                                                       2004      1.173          1.299                 --
                                                       2003      1.000          1.173                 --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.170          1.215          1,338,756
                                                       2006      1.126          1.170            425,438
                                                       2005      1.123          1.126             77,227
                                                       2004      1.044          1.123             16,936
                                                       2003      1.000          1.044                 --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.405          1.399                 --
                                                       2006      1.248          1.405             27,261
                                                       2005      1.219          1.248             20,307
                                                       2004      1.119          1.219                 --
                                                       2003      0.993          1.119                 --

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.169          1.243               --
                                                       2006      1.127          1.169               --
                                                       2005      1.062          1.127               --
                                                       2004      1.000          1.062               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.253          1.339           13,540
                                                       2006      1.155          1.253               --
                                                       2005      1.101          1.155               --
                                                       2004      1.000          1.101               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.260          1.199           15,322
                                                       2006      1.101          1.260           10,032
                                                       2005      1.088          1.101            7,955
                                                       2004      1.000          1.088               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.206          1.311           10,366
                                                       2006      1.134          1.206            7,851
                                                       2005      1.107          1.134               --
                                                       2004      1.000          1.107               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.475          1.665               --
                                                       2006      1.242          1.475               --
                                                       2005      1.153          1.242               --
                                                       2004      1.000          1.153               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.232          1.181           76,228

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.179          1.178               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.284          1.224               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.188          1.242               --
                                                       2006      1.030          1.188               --
                                                       2005      1.018          1.030               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.154          1.184               --
                                                       2006      1.052          1.154               --
                                                       2005      1.044          1.052               --
                                                       2004      1.000          1.044               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.204          1.243               --
                                                       2006      1.112          1.204           51,528
                                                       2005      1.037          1.112            8,278
                                                       2004      1.000          1.037               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.228          1.276               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.003          1.121           64,759
                                                       2006      0.994          1.003           61,886

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.022          1.049            3,224
                                                       2006      1.003          1.022               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.109          1.086          104,998

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.088           52,179
                                                       2006      0.996          1.047           51,677

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.003               --
                                                       2005      0.991          0.997               --
                                                       2004      1.000          0.991               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.092          1.138               --
                                                       2005      1.065          1.092            8,108
                                                       2004      1.000          1.065               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.299          1.411               --
                                                       2005      1.165          1.299            7,189
                                                       2004      1.000          1.165               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.996          1.028               --
                                                       2006      0.987          0.996               --
                                                       2005      0.992          0.987               --
                                                       2004      1.000          0.992               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.986          1.102               --
                                                       2005      0.996          0.986               --
                                                       2004      1.024          0.996               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.035          1.094               --
                                                       2005      1.020          1.035               --
                                                       2004      1.000          1.020               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.237          1.287           57,785
                                                       2006      1.080          1.237               --
                                                       2005      0.986          1.080               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.037          2.837           42,036
                                                       2006      1.537          2.037           27,146
                                                       2005      1.142          1.537               --
                                                       2004      1.000          1.142               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.395          1.371               --
                                                       2006      1.168          1.395               --
                                                       2005      1.132          1.168               --
                                                       2004      1.000          1.132               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.235          1.352               --
                                                       2006      1.059          1.235               --
                                                       2005      0.977          1.059               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.257          1.586               --
                                                       2005      1.192          1.257               --
                                                       2004      1.000          1.192               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.300          1.332               --
                                                       2006      1.143          1.300               --
                                                       2005      1.103          1.143               --
                                                       2004      1.000          1.103               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.134          1.132           15,812
                                                       2006      1.035          1.134               --
                                                       2005      0.996          1.035               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.085          1.120               --
                                                       2006      1.025          1.085               --
                                                       2005      1.031          1.025               --
                                                       2004      1.000          1.031               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.207          1.242               --
                                                       2006      1.079          1.207               --
                                                       2005      0.989          1.079               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.167          1.206               --
                                                       2006      1.059          1.167               --
                                                       2005      0.983          1.059               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.130          1.167               --
                                                       2006      1.045          1.130               --
                                                       2005      0.992          1.045               --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.140          1.197               --
                                                       2006      1.069          1.140               --
                                                       2005      1.060          1.069               --
                                                       2004      1.000          1.060               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.593          1.763               --
                                                       2006      1.329          1.593               --
                                                       2005      1.180          1.329               --
                                                       2004      1.000          1.180               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.351          1.392               --
                                                       2006      1.231          1.351               --
                                                       2005      1.170          1.231               --
                                                       2004      1.000          1.170               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.158          1.224               --
                                                       2006      1.152          1.158               --
                                                       2005      1.089          1.152               --
                                                       2004      1.028          1.089               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.859          1.470           46,700
                                                       2006      1.393          1.859           30,480
                                                       2005      1.240          1.393            6,621
                                                       2004      1.000          1.240               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.151          1.353               --
                                                       2006      1.092          1.151            2,344
                                                       2005      1.068          1.092               --
                                                       2004      1.061          1.068               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.378          1.251           34,778
                                                       2006      1.235          1.378            5,080
                                                       2005      1.137          1.235               --
                                                       2004      1.000          1.137               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.082          1.146               --
                                                       2005      1.089          1.082               --
                                                       2004      1.000          1.089               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.101          1.143           11,242
                                                       2006      1.060          1.101               --
                                                       2005      1.058          1.060               --
                                                       2004      1.000          1.058               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.253          1.247               --
                                                       2006      1.113          1.253               --
                                                       2005      1.088          1.113               --
                                                       2004      1.000          1.088               --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.393          1.482                --
                                                       2006      1.344          1.393           473,301
                                                       2005      1.267          1.344           476,742
                                                       2004      1.219          1.267           457,426
                                                       2003      1.000          1.219           128,865

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.563          1.669           193,067
                                                       2006      1.441          1.563           199,857
                                                       2005      1.374          1.441           195,658
                                                       2004      1.238          1.374           180,764
                                                       2003      1.000          1.238            19,208

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.518          1.444           794,275
                                                       2006      1.327          1.518           850,577
                                                       2005      1.312          1.327           882,683
                                                       2004      1.210          1.312           855,680
                                                       2003      1.000          1.210           302,021

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.574          1.711           304,992
                                                       2006      1.482          1.574           355,821
                                                       2005      1.447          1.482           360,559
                                                       2004      1.328          1.447           365,658
                                                       2003      1.000          1.328           177,710

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.971          2.224           313,231
                                                       2006      1.661          1.971           352,967
                                                       2005      1.542          1.661           336,958
                                                       2004      1.331          1.542           302,044
                                                       2003      1.000          1.331            93,864

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.577          1.512           746,719

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.326          1.325           129,758

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.681          1.602           127,981

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.187          1.241                --
                                                       2006      1.030          1.187               532
                                                       2005      1.017          1.030                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.298          1.332                --
                                                       2006      1.183          1.298           130,903
                                                       2005      1.176          1.183           144,409
                                                       2004      1.109          1.176           136,568
                                                       2003      1.000          1.109            65,191

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.542          1.592                --
                                                       2006      1.424          1.542           849,780
                                                       2005      1.329          1.424           870,547
                                                       2004      1.250          1.329           825,312
                                                       2003      1.000          1.250           258,579

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.463          1.520           363,557

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.003          1.120           234,750
                                                       2006      0.994          1.003           218,926

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.006          1.033           736,288
                                                       2006      0.988          1.006           650,299

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.109          1.085           267,083

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.087           558,962
                                                       2006      0.996          1.047           565,434

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.982          0.988                --
                                                       2005      0.977          0.982           380,021
                                                       2004      0.989          0.977           473,317
                                                       2003      1.000          0.989            14,082

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.310          1.366                --
                                                       2005      1.278          1.310           203,031
                                                       2004      1.227          1.278           213,927
                                                       2003      1.000          1.227            81,960

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.821          1.978                --
                                                       2005      1.634          1.821           297,416
                                                       2004      1.406          1.634           293,434
                                                       2003      1.000          1.406            77,896

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.000          1.032                --
                                                       2006      0.992          1.000           595,159
                                                       2005      0.997          0.992           600,036
                                                       2004      0.991          0.997           575,654
                                                       2003      1.000          0.991           271,430

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.100                --
                                                       2005      0.996          0.985            41,869
                                                       2004      1.024          0.996            41,346

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.144          1.209                --
                                                       2005      1.129          1.144           191,246
                                                       2004      1.105          1.129           178,277
                                                       2003      1.000          1.105            57,723

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           538,908

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.236          1.285            98,599
                                                       2006      1.080          1.236            97,196
                                                       2005      0.986          1.080            35,161

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.104          4.320           208,058
                                                       2006      2.344          3.104           206,874
                                                       2005      1.743          2.344           214,398
                                                       2004      1.503          1.743           199,365
                                                       2003      1.000          1.503            10,906

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.674          1.644           802,128
                                                       2006      1.402          1.674           801,231
                                                       2005      1.360          1.402         1,064,054
                                                       2004      1.199          1.360           814,124
                                                       2003      1.000          1.199           384,020

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.234          1.350                --
                                                       2006      1.059          1.234                --
                                                       2005      0.977          1.059                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.554          1.961                --
                                                       2005      1.475          1.554            46,376
                                                       2004      1.277          1.475            58,519
                                                       2003      1.000          1.277            24,796

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.540          1.577         1,200,453
                                                       2006      1.354          1.540         1,102,558
                                                       2005      1.308          1.354         1,129,293
                                                       2004      1.207          1.308         1,116,623
                                                       2003      1.000          1.207           389,324

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.133          1.130            31,624
                                                       2006      1.035          1.133            13,883
                                                       2005      0.996          1.035             6,104

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.270          1.310         1,541,765
                                                       2006      1.200          1.270         1,746,679
                                                       2005      1.208          1.200         1,715,716
                                                       2004      1.147          1.208         1,714,187
                                                       2003      1.000          1.147           758,360

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.206          1.240           160,649
                                                       2006      1.079          1.206           160,841
                                                       2005      0.989          1.079           161,058

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.166          1.205           636,020
                                                       2006      1.059          1.166           660,804
                                                       2005      0.983          1.059           685,197

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.129          1.166           713,734
                                                       2006      1.044          1.129           624,100
                                                       2005      0.992          1.044           428,960

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.282          1.346           291,449
                                                       2006      1.203          1.282           307,025
                                                       2005      1.193          1.203           299,510
                                                       2004      1.148          1.193           300,139
                                                       2003      1.000          1.148           138,078

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      2.003          2.217           207,466
                                                       2006      1.672          2.003           209,950
                                                       2005      1.485          1.672           156,277
                                                       2004      1.283          1.485           110,922
                                                       2003      1.000          1.283            18,951

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.809          1.862           708,692
                                                       2006      1.649          1.809           766,811
                                                       2005      1.567          1.649           800,785
                                                       2004      1.317          1.567           711,316
                                                       2003      1.000          1.317           375,708

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.157          1.222           185,789
                                                       2006      1.151          1.157           196,861
                                                       2005      1.089          1.151           248,756
                                                       2004      1.028          1.089           223,102

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.486          1.965           196,317
                                                       2006      1.864          2.486           205,079
                                                       2005      1.660          1.864           213,396
                                                       2004      1.255          1.660           221,119
                                                       2003      1.000          1.255           108,735

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.150          1.351                --
                                                       2006      1.091          1.150            29,574
                                                       2005      1.067          1.091            39,085
                                                       2004      1.061          1.067            37,777

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.913          1.735           420,227
                                                       2006      1.715          1.913           467,265
                                                       2005      1.579          1.715           450,323
                                                       2004      1.348          1.579           450,978
                                                       2003      1.000          1.348           234,601

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.406          1.488                --
                                                       2005      1.415          1.406            50,669
                                                       2004      1.279          1.415            58,833
                                                       2003      1.000          1.279            50,082

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.211          1.256         1,069,454
                                                       2006      1.166          1.211         1,163,113
                                                       2005      1.165          1.166         1,125,234
                                                       2004      1.084          1.165         1,094,532
                                                       2003      1.000          1.084           281,928

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.485          1.477                --
                                                       2006      1.320          1.485           365,205
                                                       2005      1.291          1.320           364,430
                                                       2004      1.186          1.291           314,441
                                                       2003      1.000          1.186            12,737




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.166          1.239                 --
                                                       2006      1.125          1.166                 --
                                                       2005      1.061          1.125                 --
                                                       2004      1.000          1.061                 --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.250          1.334                 --
                                                       2006      1.153          1.250                 --
                                                       2005      1.100          1.153                 --
                                                       2004      1.000          1.100                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.257          1.195             23,472
                                                       2006      1.099          1.257             23,472
                                                       2005      1.087          1.099                 --
                                                       2004      1.000          1.087                 --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.202          1.306                 --
                                                       2006      1.132          1.202                 --
                                                       2005      1.106          1.132                 --
                                                       2004      1.000          1.106                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.471          1.659                 --
                                                       2006      1.240          1.471                 --
                                                       2005      1.152          1.240                 --
                                                       2004      1.000          1.152                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.228          1.177             24,358

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.176          1.174            301,049

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.280          1.220                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.185          1.239                 --
                                                       2006      1.030          1.185                 --
                                                       2005      1.017          1.030                 --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.151          1.181                 --
                                                       2006      1.050          1.151             34,605
                                                       2005      1.044          1.050                 --
                                                       2004      1.000          1.044                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.201          1.239                 --
                                                       2006      1.110          1.201             24,358
                                                       2005      1.036          1.110                 --
                                                       2004      1.000          1.036                 --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.224          1.271                 --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.003          1.119                 --
                                                       2006      0.994          1.003                 --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.045          1,840,484
                                                       2006      1.001          1.019          1,168,622

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.108          1.084            159,837

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087                 --
                                                       2006      0.996          1.046                 --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001                 --
                                                       2005      0.990          0.995                 --
                                                       2004      1.000          0.990                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.090          1.136                 --
                                                       2005      1.064          1.090                 --
                                                       2004      1.000          1.064                 --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.296          1.408                 --
                                                       2005      1.164          1.296                 --
                                                       2004      1.000          1.164                 --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.993          1.024                 --
                                                       2006      0.986          0.993             23,449
                                                       2005      0.991          0.986                 --
                                                       2004      1.000          0.991                 --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.984          1.099                 --
                                                       2005      0.995          0.984                 --
                                                       2004      1.024          0.995                 --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.033          1.091                 --
                                                       2005      1.019          1.033                 --
                                                       2004      1.000          1.019                 --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090            115,442

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.235          1.283             24,311
                                                       2006      1.079          1.235             24,311
                                                       2005      0.986          1.079                 --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.031          2.826             15,081
                                                       2006      1.534          2.031             15,081
                                                       2005      1.142          1.534                 --
                                                       2004      1.000          1.142                 --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.391          1.366             21,349
                                                       2006      1.166          1.391             21,349
                                                       2005      1.131          1.166                 --
                                                       2004      1.000          1.131                 --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.233          1.348                 --
                                                       2006      1.058          1.233                 --
                                                       2005      0.977          1.058                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.254          1.582                 --
                                                       2005      1.191          1.254                 --
                                                       2004      1.000          1.191                 --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.297          1.327                 --
                                                       2006      1.141          1.297                 --
                                                       2005      1.102          1.141                 --
                                                       2004      1.000          1.102                 --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.132          1.129            636,631
                                                       2006      1.034          1.132            269,269
                                                       2005      0.996          1.034                 --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.082          1.116            304,921
                                                       2006      1.023          1.082            115,133
                                                       2005      1.030          1.023                 --
                                                       2004      1.000          1.030                 --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.205          1.238                 --
                                                       2006      1.078          1.205                 --
                                                       2005      0.989          1.078                 --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.165          1.203         32,010,581
                                                       2006      1.058          1.165         15,830,366
                                                       2005      0.982          1.058                 --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.128          1.164          8,306,053
                                                       2006      1.044          1.128          4,243,986
                                                       2005      0.992          1.044                 --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.137          1.193                 --
                                                       2006      1.067          1.137                 --
                                                       2005      1.059          1.067                 --
                                                       2004      1.000          1.059                 --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.588          1.757                 --
                                                       2006      1.326          1.588                 --
                                                       2005      1.179          1.326                 --
                                                       2004      1.000          1.179                 --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.348          1.387                 --
                                                       2006      1.229          1.348                 --
                                                       2005      1.169          1.229                 --
                                                       2004      1.000          1.169                 --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.155          1.220                 --
                                                       2006      1.150          1.155                 --
                                                       2005      1.088          1.150                 --
                                                       2004      1.028          1.088                 --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.854          1.465                 --
                                                       2006      1.391          1.854                 --
                                                       2005      1.239          1.391                 --
                                                       2004      1.000          1.239                 --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.148          1.348                 --
                                                       2006      1.090          1.148                 --
                                                       2005      1.067          1.090                 --
                                                       2004      1.061          1.067                 --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.374          1.246                 --
                                                       2006      1.233          1.374                 --
                                                       2005      1.136          1.233                 --
                                                       2004      1.000          1.136                 --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.081          1.144                 --
                                                       2005      1.088          1.081                 --
                                                       2004      1.000          1.088                 --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.098          1.139            402,689
                                                       2006      1.058          1.098            148,095
                                                       2005      1.057          1.058                 --
                                                       2004      1.000          1.057                 --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.249          1.242                 --
                                                       2006      1.111          1.249                 --
                                                       2005      1.087          1.111                 --
                                                       2004      1.000          1.087                 --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.158          1.231                --
                                                       2006      1.118          1.158            15,339
                                                       2005      1.054          1.118            14,745
                                                       2004      1.000          1.054             7,548

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.209          1.289            14,402
                                                       2006      1.115          1.209            14,806
                                                       2005      1.065          1.115            14,744
                                                       2004      1.000          1.065             7,466

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.238          1.176            27,764
                                                       2006      1.083          1.238            26,610
                                                       2005      1.072          1.083            22,036
                                                       2004      1.000          1.072             7,444

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.178          1.279           107,410
                                                       2006      1.110          1.178             6,835
                                                       2005      1.085          1.110             6,838
                                                       2004      1.000          1.085                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.474          1.661           746,617
                                                       2006      1.243          1.474           853,437
                                                       2005      1.156          1.243           552,169
                                                       2004      1.000          1.156                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.246          1.194             6,940

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.185          1.183            62,591

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.284          1.223           214,247

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.184          1.238                --
                                                       2006      1.029          1.184                --
                                                       2005      1.017          1.029                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.161          1.190                --
                                                       2006      1.059          1.161                --
                                                       2005      1.053          1.059                --
                                                       2004      1.000          1.053                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.218          1.257                --
                                                       2006      1.127          1.218             6,940
                                                       2005      1.052          1.127             6,943
                                                       2004      1.000          1.052                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.215          1.262            14,282

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.002          1.118           184,702
                                                       2006      0.994          1.002             7,741

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.022          1.048           588,972
                                                       2006      1.005          1.022            14,545

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.108          1.083                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086           251,720
                                                       2006      0.996          1.046            47,440

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005                --
                                                       2005      0.994          0.998             3,336
                                                       2004      1.000          0.994                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.071          1.117                --
                                                       2005      1.047          1.071             6,895
                                                       2004      1.000          1.047                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.301          1.413                --
                                                       2005      1.169          1.301            34,425
                                                       2004      1.000          1.169             6,993

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.033          1.065                --
                                                       2006      1.026          1.033            21,235
                                                       2005      1.032          1.026            19,655
                                                       2004      1.000          1.032             7,393

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.980          1.094                --
                                                       2005      0.992          0.980                --
                                                       2004      1.000          0.992                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.039          1.097                --
                                                       2005      1.026          1.039                --
                                                       2004      1.000          1.026                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           157,384

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.234          1.281           213,317
                                                       2006      1.079          1.234            75,396
                                                       2005      0.986          1.079            76,912

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.302          3.201           337,844
                                                       2006      1.740          2.302            60,738
                                                       2005      1.295          1.740            55,647
                                                       2004      1.000          1.295                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.382          1.356           171,806
                                                       2006      1.159          1.382            44,436
                                                       2005      1.125          1.159            45,947
                                                       2004      1.000          1.125             7,107

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.232          1.347                --
                                                       2006      1.058          1.232                --
                                                       2005      0.977          1.058                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.239          1.562                --
                                                       2005      1.177          1.239                --
                                                       2004      1.000          1.177                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.281          1.310           141,248
                                                       2006      1.128          1.281            76,205
                                                       2005      1.090          1.128            77,759
                                                       2004      1.000          1.090            10,959

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.131          1.127            54,219
                                                       2006      1.034          1.131            45,872
                                                       2005      0.996          1.034            40,471

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.138          1.173                --
                                                       2006      1.077          1.138                --
                                                       2005      1.085          1.077                --
                                                       2004      1.000          1.085                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.204          1.236         1,375,664
                                                       2006      1.078          1.204         1,240,245
                                                       2005      0.989          1.078           103,019

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.164          1.201         1,392,333
                                                       2006      1.058          1.164           879,637
                                                       2005      0.982          1.058           591,036

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.127          1.163         1,225,476
                                                       2006      1.043          1.127         1,172,529
                                                       2005      0.992          1.043           856,788

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.159          1.216                --
                                                       2006      1.089          1.159                --
                                                       2005      1.081          1.089                --
                                                       2004      1.000          1.081                --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.575          1.741            37,135
                                                       2006      1.316          1.575            24,304
                                                       2005      1.170          1.316             6,399
                                                       2004      1.000          1.170                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.317          1.354            20,430
                                                       2006      1.202          1.317            49,515
                                                       2005      1.143          1.202            41,285
                                                       2004      1.000          1.143                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.134          1.197           148,137
                                                       2006      1.130          1.134            46,692
                                                       2005      1.070          1.130            47,259
                                                       2004      1.000          1.070                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.954          1.543             3,814
                                                       2006      1.467          1.954                --
                                                       2005      1.308          1.467                --
                                                       2004      1.000          1.308                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.086          1.275                --
                                                       2006      1.032          1.086            12,588
                                                       2005      1.010          1.032             2,708
                                                       2004      1.000          1.010                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.395          1.264            11,392
                                                       2006      1.251          1.395            34,319
                                                       2005      1.154          1.251            16,513
                                                       2004      1.000          1.154                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.099          1.164                --
                                                       2005      1.108          1.099            11,192
                                                       2004      1.000          1.108                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.140          1.181            63,284
                                                       2006      1.099          1.140            33,307
                                                       2005      1.098          1.099            25,601
                                                       2004      1.000          1.098            10,612

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.247          1.239                --
                                                       2006      1.110          1.247            21,079
                                                       2005      1.086          1.110            21,072
                                                       2004      1.000          1.086             7,336




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.383          1.470                --
                                                       2006      1.337          1.383            79,628
                                                       2005      1.263          1.337            77,429
                                                       2004      1.217          1.263            55,053
                                                       2003      1.000          1.217            17,132

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.551          1.653           222,706
                                                       2006      1.433          1.551           224,993
                                                       2005      1.370          1.433           227,045
                                                       2004      1.237          1.370           228,349
                                                       2003      1.000          1.237            53,264

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.507          1.430           403,973
                                                       2006      1.319          1.507           501,837
                                                       2005      1.308          1.319           473,260
                                                       2004      1.208          1.308           446,328
                                                       2003      1.000          1.208           256,644

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.563          1.695            70,114
                                                       2006      1.474          1.563            72,916
                                                       2005      1.442          1.474            99,309
                                                       2004      1.326          1.442            71,624
                                                       2003      1.000          1.326             7,904

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.957          2.203           235,719
                                                       2006      1.652          1.957           277,063
                                                       2005      1.537          1.652           138,831
                                                       2004      1.330          1.537           117,899
                                                       2003      1.000          1.330            19,832

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.565          1.498           167,413

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.316          1.312           253,111

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.587             6,686

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.182          1.235                --
                                                       2006      1.028          1.182                --
                                                       2005      1.016          1.028                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.289          1.321                --
                                                       2006      1.177          1.289           229,077
                                                       2005      1.172          1.177           203,604
                                                       2004      1.108          1.172           197,526
                                                       2003      1.000          1.108            88,478

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.530          1.579                --
                                                       2006      1.417          1.530           180,242
                                                       2005      1.325          1.417           184,766
                                                       2004      1.249          1.325           185,920
                                                       2003      1.000          1.249            96,304

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.452          1.506            40,771

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.002          1.117           130,940
                                                       2006      0.994          1.002           138,960

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.999          1.023         1,339,539
                                                       2006      0.982          0.999           229,926

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.107          1.081            78,098

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.084            82,641
                                                       2006      0.996          1.045           167,578

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.977          0.982                --
                                                       2005      0.973          0.977           175,158
                                                       2004      0.988          0.973           244,288
                                                       2003      1.000          0.988            12,446

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.303          1.358                --
                                                       2005      1.274          1.303           105,986
                                                       2004      1.225          1.274           112,203
                                                       2003      1.000          1.225            72,815

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.811          1.966                --
                                                       2005      1.628          1.811            73,067
                                                       2004      1.404          1.628            50,029
                                                       2003      1.000          1.404            24,647

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.993          1.022                --
                                                       2006      0.987          0.993           157,452
                                                       2005      0.994          0.987           155,658
                                                       2004      0.989          0.994           153,578
                                                       2003      1.000          0.989             6,698

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.981          1.094                --
                                                       2005      0.994          0.981             9,942
                                                       2004      1.024          0.994             5,891

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.138          1.201                --
                                                       2005      1.125          1.138         1,199,243
                                                       2004      1.103          1.125         1,240,747
                                                       2003      1.000          1.103           869,720

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           169,362

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.232          1.278           419,339
                                                       2006      1.078          1.232           445,126
                                                       2005      0.986          1.078           237,014

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.081          4.280            36,659
                                                       2006      2.331          3.081            59,392
                                                       2005      1.737          2.331            67,355
                                                       2004      1.501          1.737            47,838
                                                       2003      1.000          1.501            13,750

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.661          1.629           291,561
                                                       2006      1.395          1.661           301,568
                                                       2005      1.355          1.395           328,596
                                                       2004      1.197          1.355           331,048
                                                       2003      1.000          1.197            62,477

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.230          1.343                --
                                                       2006      1.057          1.230                --
                                                       2005      0.977          1.057                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.546          1.947                --
                                                       2005      1.470          1.546             6,124
                                                       2004      1.275          1.470                --
                                                       2003      1.000          1.275                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.529          1.562           181,311
                                                       2006      1.347          1.529           211,130
                                                       2005      1.304          1.347           215,634
                                                       2004      1.205          1.304           181,256
                                                       2003      1.000          1.205            81,704

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.129          1.124           413,900
                                                       2006      1.033          1.129           349,710
                                                       2005      0.996          1.033           109,171

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.260          1.298           950,962
                                                       2006      1.194          1.260         1,030,106
                                                       2005      1.204          1.194         1,466,238
                                                       2004      1.145          1.204         1,854,769
                                                       2003      1.000          1.145         1,355,872

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.202          1.233            40,846
                                                       2006      1.077          1.202            40,878
                                                       2005      0.989          1.077            40,915

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.162          1.198         7,539,164
                                                       2006      1.057          1.162         3,885,555
                                                       2005      0.982          1.057           108,254

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.125          1.159         2,452,462
                                                       2006      1.043          1.125         2,384,444
                                                       2005      0.992          1.043           533,095

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.273          1.333            57,051
                                                       2006      1.197          1.273            67,062
                                                       2005      1.189          1.197            67,248
                                                       2004      1.146          1.189            67,408
                                                       2003      1.000          1.146             4,572

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.989          2.196           205,897
                                                       2006      1.663          1.989           217,805
                                                       2005      1.480          1.663           208,918
                                                       2004      1.282          1.480           196,101
                                                       2003      1.000          1.282             2,286

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.796          1.845           254,784
                                                       2006      1.640          1.796           264,819
                                                       2005      1.562          1.640           265,245
                                                       2004      1.315          1.562           228,370
                                                       2003      1.000          1.315            85,990

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.150          1.213           180,773
                                                       2006      1.147          1.150           170,231
                                                       2005      1.087          1.147           177,394
                                                       2004      1.028          1.087             5,482

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      2.468          1.947            96,860
                                                       2006      1.854          2.468           109,529
                                                       2005      1.655          1.854           110,071
                                                       2004      1.253          1.655           103,951
                                                       2003      1.000          1.253            61,196

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.143          1.341                --
                                                       2006      1.087          1.143            21,339
                                                       2005      1.066          1.087            27,674
                                                       2004      1.061          1.066             4,247

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.899          1.719           196,895
                                                       2006      1.706          1.899           212,368
                                                       2005      1.574          1.706           215,877
                                                       2004      1.346          1.574           215,985
                                                       2003      1.000          1.346            42,069

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.398          1.479                --
                                                       2005      1.410          1.398            24,107
                                                       2004      1.277          1.410             4,504
                                                       2003      1.000          1.277               576

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.202          1.245           159,090
                                                       2006      1.160          1.202           232,939
                                                       2005      1.161          1.160           226,934
                                                       2004      1.082          1.161           226,037
                                                       2003      1.000          1.082            91,426

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.474          1.464                --
                                                       2006      1.313          1.474           109,113
                                                       2005      1.287          1.313           108,416
                                                       2004      1.184          1.287            65,866
                                                       2003      1.000          1.184            39,816




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.111          1.180                --
                                                       2006      1.074          1.111                --
                                                       2005      1.000          1.074                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.132          1.206                --
                                                       2006      1.047          1.132                --
                                                       2005      1.000          1.047                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.155          1.095                --
                                                       2006      1.011          1.155                --
                                                       2005      1.000          1.011                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.111          1.205                --
                                                       2006      1.049          1.111                --
                                                       2005      1.000          1.049                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.265          1.424                --
                                                       2006      1.068          1.265                --
                                                       2005      1.000          1.068                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.197          1.145                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.129          1.125            13,171

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.230          1.170                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.181          1.234                --
                                                       2006      1.028          1.181                --
                                                       2005      1.016          1.028                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.106          1.134                --
                                                       2006      1.010          1.106            86,821
                                                       2005      1.000          1.010                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.170          1.207                --
                                                       2006      1.084          1.170                --
                                                       2005      1.000          1.084                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.165          1.209                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.001          1.116                --
                                                       2006      0.994          1.001                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.050             5,481
                                                       2006      1.009          1.026                --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.106          1.080                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.083                --
                                                       2006      0.996          1.045                --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.009                --
                                                       2005      1.000          1.004                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.037          1.080                --
                                                       2005      1.000          1.037                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.140          1.237                --
                                                       2005      1.000          1.140                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.993          1.023                --
                                                       2006      0.988          0.993                --
                                                       2005      1.000          0.988                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.987          1.100                --
                                                       2005      1.000          0.987                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.009          1.064                --
                                                       2005      1.000          1.009                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             2,907

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.230          1.276                --
                                                       2006      1.077          1.230                --
                                                       2005      0.986          1.077                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      1.702          2.364                --
                                                       2006      1.289          1.702                --
                                                       2005      1.000          1.289                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.219          1.195                --
                                                       2006      1.024          1.219                --
                                                       2005      1.000          1.024                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.229          1.341                --
                                                       2006      1.057          1.229                --
                                                       2005      0.977          1.057                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.035          1.302                --
                                                       2005      1.000          1.035                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.182          1.207                --
                                                       2006      1.042          1.182                --
                                                       2005      1.000          1.042                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.128          1.122           129,308
                                                       2006      1.033          1.128            97,114
                                                       2005      0.996          1.033                --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.044          1.074            66,824
                                                       2006      0.989          1.044            26,097
                                                       2005      1.000          0.989                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.201          1.231                --
                                                       2006      1.076          1.201                --
                                                       2005      0.989          1.076                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.161          1.196         2,096,147
                                                       2006      1.057          1.161         1,001,661
                                                       2005      0.982          1.057                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.124          1.158         3,003,539
                                                       2006      1.042          1.124         1,132,754
                                                       2005      0.992          1.042                --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.080          1.131                --
                                                       2006      1.016          1.080                --
                                                       2005      1.000          1.016                --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.340          1.479                --
                                                       2006      1.121          1.340                --
                                                       2005      1.000          1.121                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.154          1.185                --
                                                       2006      1.054          1.154                --
                                                       2005      1.000          1.054                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.093          1.152                --
                                                       2006      1.090          1.093                --
                                                       2005      1.000          1.090                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.560          1.230                --
                                                       2006      1.173          1.560                --
                                                       2005      1.000          1.173                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.064          1.247                --
                                                       2006      1.012          1.064                --
                                                       2005      1.000          1.012                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.225          1.108                --
                                                       2006      1.101          1.225                --
                                                       2005      1.000          1.101                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.024          1.084                --
                                                       2005      1.000          1.024                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.030          1.066           194,339
                                                       2006      0.995          1.030           194,189
                                                       2005      1.000          0.995                --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.144          1.135                --
                                                       2006      1.020          1.144                --
                                                       2005      1.000          1.020                --

            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.152          1.223               --
                                                       2006      1.114          1.152               --
                                                       2005      1.053          1.114               --
                                                       2004      1.000          1.053               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.203          1.280               --
                                                       2006      1.112          1.203               --
                                                       2005      1.064          1.112               --
                                                       2004      1.000          1.064               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.232          1.168               --
                                                       2006      1.079          1.232               --
                                                       2005      1.071          1.079               --
                                                       2004      1.000          1.071               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.172          1.270               --
                                                       2006      1.106          1.172               --
                                                       2005      1.083          1.106               --
                                                       2004      1.000          1.083               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.467          1.650               --
                                                       2006      1.239          1.467            9,086
                                                       2005      1.154          1.239            9,092
                                                       2004      1.000          1.154               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.239          1.185           19,162

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.178          1.175               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.277          1.215               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.180          1.233               --
                                                       2006      1.027          1.180               --
                                                       2005      1.015          1.027               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.155          1.183               --
                                                       2006      1.056          1.155               --
                                                       2005      1.052          1.056               --
                                                       2004      1.000          1.052               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.212          1.250               --
                                                       2006      1.123          1.212               --
                                                       2005      1.051          1.123               --
                                                       2004      1.000          1.051               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.208          1.253               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.001          1.115               --
                                                       2006      0.994          1.001               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.040           24,947
                                                       2006      1.001          1.016           24,809

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.106          1.079               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.082           21,083
                                                       2006      0.996          1.045               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001               --
                                                       2005      0.993          0.995           22,497
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.068          1.113               --
                                                       2005      1.045          1.068               --
                                                       2004      1.000          1.045               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.297          1.408               --
                                                       2005      1.167          1.297               --
                                                       2004      1.000          1.167               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.028          1.057               --
                                                       2006      1.023          1.028               --
                                                       2005      1.031          1.023               --
                                                       2004      1.000          1.031               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.977          1.088               --
                                                       2005      0.991          0.977               --
                                                       2004      1.000          0.991               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.035          1.091               --
                                                       2005      1.025          1.035               --
                                                       2004      1.000          1.025               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           18,280

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.229          1.274               --
                                                       2006      1.077          1.229               --
                                                       2005      0.986          1.077               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.290          3.178              653
                                                       2006      1.734          2.290               --
                                                       2005      1.294          1.734               --
                                                       2004      1.000          1.294               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.375          1.347           15,597
                                                       2006      1.155          1.375               --
                                                       2005      1.124          1.155               --
                                                       2004      1.000          1.124               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.228          1.339               --
                                                       2006      1.056          1.228               --
                                                       2005      0.977          1.056               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.235          1.554               --
                                                       2005      1.176          1.235               --
                                                       2004      1.000          1.176               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.274          1.301               --
                                                       2006      1.124          1.274               --
                                                       2005      1.089          1.124               --
                                                       2004      1.000          1.089               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.127          1.121           20,724
                                                       2006      1.032          1.127               --
                                                       2005      0.996          1.032               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.132          1.165               --
                                                       2006      1.074          1.132               --
                                                       2005      1.084          1.074               --
                                                       2004      1.000          1.084               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.200          1.230               --
                                                       2006      1.076          1.200               --
                                                       2005      0.989          1.076               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.160          1.195          375,305
                                                       2006      1.056          1.160          398,628
                                                       2005      0.982          1.056            7,802

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.123          1.156            7,782
                                                       2006      1.042          1.123            7,816
                                                       2005      0.992          1.042            7,848

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.153          1.207               --
                                                       2006      1.086          1.153               --
                                                       2005      1.080          1.086               --
                                                       2004      1.000          1.080               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.567          1.729           16,337
                                                       2006      1.312          1.567               --
                                                       2005      1.169          1.312               --
                                                       2004      1.000          1.169               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.310          1.345               --
                                                       2006      1.198          1.310               --
                                                       2005      1.142          1.198               --
                                                       2004      1.000          1.142               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.128          1.189               --
                                                       2006      1.127          1.128               --
                                                       2005      1.069          1.127               --
                                                       2004      1.000          1.069               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.945          1.533               --
                                                       2006      1.462          1.945               --
                                                       2005      1.306          1.462               --
                                                       2004      1.000          1.306               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.081          1.266               --
                                                       2006      1.029          1.081               --
                                                       2005      1.009          1.029               --
                                                       2004      1.000          1.009               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.388          1.255               --
                                                       2006      1.248          1.388               --
                                                       2005      1.152          1.248               --
                                                       2004      1.000          1.152               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.096          1.159               --
                                                       2005      1.106          1.096               --
                                                       2004      1.000          1.106               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.134          1.173               --
                                                       2006      1.095          1.134               --
                                                       2005      1.097          1.095               --
                                                       2004      1.000          1.097               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.240          1.231               --
                                                       2006      1.106          1.240               --
                                                       2005      1.085          1.106               --
                                                       2004      1.000          1.085               --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      0.987          1.048                --
                                                       2006      1.000          0.987                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.038          1.103                --
                                                       2006      1.000          1.038                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.109          1.050                --
                                                       2006      1.000          1.109                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      0.995          1.078                --
                                                       2006      1.000          0.995                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.135          1.276                --
                                                       2006      1.000          1.135                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.048          1.002                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.091          1.086            72,251

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.146          1.089                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.104          1.153                --
                                                       2006      1.000          1.104                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.069          1.096                --
                                                       2006      1.000          1.069            32,364

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.026          1.058                --
                                                       2006      1.000          1.026                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.035          1.073                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.000          1.113                --
                                                       2006      0.994          1.000                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.042           193,559
                                                       2006      1.004          1.019           107,911

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.104          1.078                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.080                --
                                                       2006      0.996          1.044                --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.000          1.004                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.034                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.007          1.035                --
                                                       2006      1.000          1.007            22,693

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      1.000          1.086                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.000          1.032                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090            20,641

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.102          1.141                --
                                                       2006      1.000          1.102                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      1.182          1.639                --
                                                       2006      1.000          1.182                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.152          1.127                --
                                                       2006      1.000          1.152                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.108          1.208                --
                                                       2006      1.000          1.108                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.000          1.192                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.101          1.123                --
                                                       2006      1.000          1.101                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.075          1.069            90,439
                                                       2006      1.000          1.075            46,200

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.045          1.074            21,369
                                                       2006      1.000          1.045            22,533

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.072          1.097                --
                                                       2006      1.000          1.072                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.062          1.093         1,043,250
                                                       2006      1.000          1.062           766,070

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.051          1.081           949,199
                                                       2006      1.000          1.051           836,456

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.056          1.104                --
                                                       2006      1.000          1.056                --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.124          1.238                --
                                                       2006      1.000          1.124                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.066          1.093                --
                                                       2006      1.000          1.066                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.984          1.035                --
                                                       2006      1.000          0.984                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.247          0.982                --
                                                       2006      1.000          1.247                --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.005          1.177                --
                                                       2006      1.000          1.005                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.037          0.937                --
                                                       2006      1.000          1.037                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.986                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.030          1.064           236,606
                                                       2006      1.000          1.030            62,859

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.082          1.073                --
                                                       2006      1.000          1.082                --




            PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.107          1.175               --
                                                       2006      1.072          1.107               --
                                                       2005      1.000          1.072               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.128          1.199               --
                                                       2006      1.045          1.128               --
                                                       2005      1.000          1.045               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.151          1.089               --
                                                       2006      1.010          1.151               --
                                                       2005      1.000          1.010               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.107          1.198               --
                                                       2006      1.047          1.107               --
                                                       2005      1.000          1.047               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.260          1.415               --
                                                       2006      1.067          1.260               --
                                                       2005      1.000          1.067               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.191          1.138               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.124          1.119            4,111

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.225          1.164               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2007      1.177          1.229               --
                                                       2006      1.026          1.177               --
                                                       2005      1.014          1.026               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.102          1.129               --
                                                       2006      1.009          1.102            4,055
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2007      1.166          1.202               --
                                                       2006      1.082          1.166               --
                                                       2005      1.000          1.082               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.160          1.202               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2007      1.000          1.112               --
                                                       2006      0.994          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.022          1.044               --
                                                       2006      1.007          1.022               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      1.104          1.077               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.079               --
                                                       2006      0.996          1.044               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.002          1.007               --
                                                       2005      1.000          1.002               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.035          1.078               --
                                                       2005      1.000          1.035               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.138          1.234               --
                                                       2005      1.000          1.138               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2007      0.990          1.017               --
                                                       2006      0.986          0.990               --
                                                       2005      1.000          0.986               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.096               --
                                                       2005      1.000          0.985               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.008          1.060               --
                                                       2005      1.000          1.008               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.226          1.269               --
                                                       2006      1.076          1.226               --
                                                       2005      0.985          1.076               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      1.696          2.350               --
                                                       2006      1.286          1.696               --
                                                       2005      1.000          1.286               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.215          1.188               --
                                                       2006      1.022          1.215               --
                                                       2005      1.000          1.022               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2007      1.224          1.334               --
                                                       2006      1.055          1.224               --
                                                       2005      0.977          1.055               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.033          1.298               --
                                                       2005      1.000          1.033               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.177          1.200               --
                                                       2006      1.040          1.177               --
                                                       2005      1.000          1.040               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2007      1.124          1.116               --
                                                       2006      1.031          1.124               --
                                                       2005      0.995          1.031               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.040          1.068               --
                                                       2006      0.987          1.040               --
                                                       2005      1.000          0.987               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.197          1.225               --
                                                       2006      1.075          1.197               --
                                                       2005      0.989          1.075               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2007      1.157          1.190          560,095
                                                       2006      1.055          1.157          533,484
                                                       2005      0.982          1.055               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.120          1.151           59,411
                                                       2006      1.041          1.120            4,002
                                                       2005      0.992          1.041               --

  Pioneer Independence VCT Subaccount (Class II)
  (6/03).............................................  2007      1.076          1.125               --
                                                       2006      1.015          1.076               --
                                                       2005      1.000          1.015               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2007      1.335          1.470               --
                                                       2006      1.119          1.335               --
                                                       2005      1.000          1.119               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.150          1.178               --
                                                       2006      1.053          1.150               --
                                                       2005      1.000          1.053               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.089          1.145               --
                                                       2006      1.088          1.089               --
                                                       2005      1.000          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2007      1.554          1.223               --
                                                       2006      1.171          1.554               --
                                                       2005      1.000          1.171               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.060          1.240               --
                                                       2006      1.010          1.060               --
                                                       2005      1.000          1.010               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.220          1.102               --
                                                       2006      1.099          1.220               --
                                                       2005      1.000          1.099               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.023          1.081               --
                                                       2005      1.000          1.023               --

                                PIONEER ANNUISTAR PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2007      1.026          1.060            4,302
                                                       2006      0.993          1.026            4,360
                                                       2005      1.000          0.993               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2007      1.140          1.129               --
                                                       2006      1.018          1.140               --
                                                       2005      1.000          1.018               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

           CONDENSED FINANCIAL INFORMATION -- PORTFOLIO ARCHITECT PLUS

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.378          1.346                --
                                                       2005      1.220          1.378            19,186
                                                       2004      1.145          1.220            19,590
                                                       2003      1.000          1.145                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.954          2.206           143,654
                                                       2006      1.650          1.954           134,686
                                                       2005      1.471          1.650           156,779
                                                       2004      1.319          1.471           109,010
                                                       2003      1.000          1.319             4,640

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.722          1.902           636,174
                                                       2006      1.589          1.722           660,416
                                                       2005      1.391          1.589           634,187
                                                       2004      1.258          1.391           447,445
                                                       2003      1.000          1.258            95,430

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.606          1.658         1,018,135
                                                       2006      1.418          1.606         1,062,027
                                                       2005      1.362          1.418           996,140
                                                       2004      1.256          1.362           718,411
                                                       2003      1.000          1.256            77,184

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.660          1.642                --
                                                       2005      1.428          1.660            81,761
                                                       2004      1.215          1.428            47,486
                                                       2003      1.000          1.215            38,283

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.719          2.242                --
                                                       2005      1.631          1.719           319,088
                                                       2004      1.263          1.631           249,103
                                                       2003      1.000          1.263            53,961

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.420          1.496            84,194
                                                       2006      1.240          1.420            81,955
                                                       2005      1.209          1.240            81,649
                                                       2004      1.170          1.209            48,969
                                                       2003      1.000          1.170            28,148

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.491          1.304           105,139
                                                       2006      1.461          1.491           106,625
                                                       2005      1.405          1.461           101,971
                                                       2004      1.283          1.405            94,662
                                                       2003      1.000          1.283            24,523

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.312          1.426                --
                                                       2005      1.211          1.312            34,027
                                                       2004      1.079          1.211            10,419
                                                       2003      1.000          1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.309          1.459                --
                                                       2005      1.209          1.309            29,390
                                                       2004      1.072          1.209            18,570
                                                       2003      1.000          1.072                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.762          2.032           207,366
                                                       2006      1.608          1.762           215,816
                                                       2005      1.402          1.608           187,658
                                                       2004      1.239          1.402           164,548
                                                       2003      1.000          1.239            25,197

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.566          1.643                --
                                                       2006      1.399          1.566             3,837
                                                       2005      1.179          1.399             3,843
                                                       2004      1.184          1.179             3,849
                                                       2003      1.000          1.184                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.215          2.512           326,542
                                                       2006      2.005          2.215           323,563
                                                       2005      1.728          2.005           317,898
                                                       2004      1.410          1.728           221,510
                                                       2003      1.000          1.410            25,494

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.452          1.690                --
                                                       2005      1.336          1.452            46,371
                                                       2004      1.206          1.336            24,570
                                                       2003      1.000          1.206             8,710

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.859          3.619            79,202
                                                       2006      2.270          2.859            90,661
                                                       2005      1.812          2.270           103,647
                                                       2004      1.478          1.812            83,853
                                                       2003      1.000          1.478             9,983

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.015          2.287           454,337
                                                       2006      1.687          2.015           511,961
                                                       2005      1.558          1.687           635,490
                                                       2004      1.337          1.558           446,541
                                                       2003      1.104          1.337           115,962

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.619          1.939                --
                                                       2005      1.513          1.619           366,963
                                                       2004      1.326          1.513           168,501
                                                       2003      1.000          1.326            41,506

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081                --
                                                       2005      1.062          1.058           103,774
                                                       2004      0.992          1.062                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.232          1.272                --
                                                       2005      1.164          1.232            22,607
                                                       2004      1.093          1.164            22,497
                                                       2003      1.000          1.093            10,549

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.544          1.847             3,256
                                                       2006      1.477          1.544                --
                                                       2005      1.337          1.477                --
                                                       2004      1.191          1.337                --
                                                       2003      1.000          1.191                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.592          1.905            13,771
                                                       2006      1.502          1.592             7,085
                                                       2005      1.369          1.502             4,934
                                                       2004      1.385          1.369                --
                                                       2003      1.000          1.385                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.549          1.666             3,622
                                                       2006      1.336          1.549             3,714
                                                       2005      1.287          1.336             3,689
                                                       2004      1.253          1.287             2,471
                                                       2003      1.000          1.253                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540           115,994
                                                       2004      1.333          1.506            66,032
                                                       2003      1.000          1.333                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.651          1.591           122,610

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.528          1.580            27,899

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.522          1.570           222,472
                                                       2006      1.345          1.522           210,463
                                                       2005      1.312          1.345           215,693
                                                       2004      1.211          1.312           196,252
                                                       2003      1.000          1.211            50,500

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.722          1.648           217,084

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.682          1.718           147,166
                                                       2006      1.447          1.682           179,779
                                                       2005      1.381          1.447           192,667
                                                       2004      1.273          1.381           156,982
                                                       2003      1.000          1.273            46,385

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.416          1.417           143,362

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.849          1.999           218,735
                                                       2006      1.667          1.849           225,527
                                                       2005      1.617          1.667           216,572
                                                       2004      1.429          1.617           191,713
                                                       2003      1.000          1.429            35,787

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.136          1.238           349,274
                                                       2006      1.073          1.136           351,869
                                                       2005      1.045          1.073           361,525
                                                       2004      0.986          1.045           323,941

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.023          1.019           264,452
                                                       2006      0.999          1.023            62,439
                                                       2005      0.993          0.999            72,397
                                                       2004      0.998          0.993            73,596
                                                       2003      1.000          0.998            11,739

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.656          1.737                --
                                                       2006      1.426          1.656           224,924
                                                       2005      1.394          1.426           238,607
                                                       2004      1.309          1.394           209,148
                                                       2003      1.000          1.309            35,461

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.369          1.426                --
                                                       2006      1.336          1.369           173,671
                                                       2005      1.291          1.336           185,096
                                                       2004      1.307          1.291           150,787
                                                       2003      1.000          1.307             9,230

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.610          1.666                --
                                                       2006      1.474          1.610           119,474
                                                       2005      1.365          1.474           132,816
                                                       2004      1.272          1.365            90,049
                                                       2003      1.000          1.272            40,230

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.473          1.538                --
                                                       2006      1.333          1.473            27,548
                                                       2005      1.308          1.333            35,784
                                                       2004      1.227          1.308            27,301
                                                       2003      1.000          1.227            30,969

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.610          1.672                --
                                                       2006      1.396          1.610           197,204
                                                       2005      1.375          1.396           186,587
                                                       2004      1.242          1.375           101,604
                                                       2003      1.000          1.242                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.800          1.983                --
                                                       2006      1.631          1.800           180,773
                                                       2005      1.533          1.631           187,925
                                                       2004      1.257          1.533           134,496
                                                       2003      1.000          1.257            28,731

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.116                --
                                                       2005      1.060          1.082            19,600
                                                       2004      0.962          1.060             4,767

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.707          1.780           128,862
                                                       2006      1.794          1.707           122,596

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.309          1.322           255,246
                                                       2006      1.242          1.309           142,380

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.636          1.715                --
                                                       2006      1.546          1.636            60,049

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.701          1.712            60,473

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.317             5,293
                                                       2006      1.270          1.353                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.960          1.910            33,227
                                                       2006      1.780          1.960            26,843

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.682          2.157            60,338
                                                       2006      1.642          1.682            67,381

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.268          1.122             2,062

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.179          1.233            26,951
                                                       2006      1.116          1.179            31,731

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.311          1.377            92,955
                                                       2006      1.252          1.311           161,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.101           461,377
                                                       2006      1.001          1.077           212,437

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.071          1.059           260,528
                                                       2006      0.964          1.071             1,931

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.441          1.585            21,327
                                                       2006      1.459          1.441            34,969

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.382             3,782
                                                       2006      1.273          1.262                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.201          2.310            59,019

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.467           198,136
                                                       2006      1.256          1.387           195,025

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021           568,393
                                                       2006      1.003          1.219           609,246

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.139          1.206           151,969

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.545          1.595            39,853
                                                       2006      1.438          1.545            39,885

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.282                --
                                                       2006      1.104          1.162             2,065

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.211           176,045
                                                       2006      1.116          1.155           144,913

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.028          0.980           763,784
                                                       2006      1.003          1.028           222,385

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.502          1.778           322,509
                                                       2006      1.540          1.502           323,961

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.071          1.106           122,526

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.028          1.062         1,528,466
                                                       2006      1.006          1.028         1,712,785

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.387          1.417           147,136
                                                       2006      1.369          1.387           138,820

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.474          1.508           166,312
                                                       2006      1.438          1.474           173,053

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076           341,458
                                                       2006      1.002          1.060           341,458

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081                --
                                                       2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080           151,132
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081            24,944
                                                       2006      1.002          1.054            28,875

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081           304,218
                                                       2006      1.002          1.059           304,218

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.376          1.409           829,666
                                                       2006      1.288          1.376           934,887

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.097           516,486
                                                       2006      0.996          1.050           528,982

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146            28,131
                                                       2006      0.998          1.068            27,779

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.148          1.191                --
                                                       2006      1.081          1.148           121,189

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.069          1.098           181,477
                                                       2006      1.034          1.069           188,297

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.006                --
                                                       2005      0.987          0.998         1,176,599
                                                       2004      0.993          0.987         1,059,162
                                                       2003      1.000          0.993         1,275,133

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.094          1.155                --
                                                       2005      1.052          1.094            72,207
                                                       2004      0.989          1.052            21,607

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.113          1.135                --
                                                       2006      1.124          1.113           198,349
                                                       2005      1.120          1.124           242,342
                                                       2004      1.046          1.120           133,105
                                                       2003      1.000          1.046            28,627

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.073          1.147           642,395
                                                       2006      1.051          1.073           617,678
                                                       2005      1.044          1.051           648,141
                                                       2004      1.012          1.044           408,181
                                                       2003      1.000          1.012           240,926

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.045          2.213                --
                                                       2006      1.629          2.045             2,087
                                                       2005      1.476          1.629                --
                                                       2004      1.292          1.476                --
                                                       2003      1.000          1.292                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.151          2.296                --
                                                       2006      1.865          2.151           276,341
                                                       2005      1.773          1.865           256,121
                                                       2004      1.428          1.773           219,780
                                                       2003      1.000          1.428            61,368

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.371          1.459                --
                                                       2005      1.282          1.371            35,007
                                                       2004      1.225          1.282            19,140
                                                       2003      1.000          1.225            13,412

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.175          1.252                --
                                                       2005      1.191          1.175            86,400
                                                       2004      1.140          1.191            75,919
                                                       2003      1.000          1.140            27,712

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.643          1.794                --
                                                       2005      1.487          1.643           117,199
                                                       2004      1.298          1.487           128,490
                                                       2003      1.000          1.298            32,105

  Travelers Equity Income Subaccount (5/03)..........  2006      1.369          1.438                --
                                                       2005      1.333          1.369           167,105
                                                       2004      1.234          1.333           132,037
                                                       2003      1.000          1.234            83,835

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.212          1.242                --
                                                       2005      1.202          1.212           138,657
                                                       2004      1.108          1.202            97,501
                                                       2003      1.000          1.108            51,969

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.407          1.456                --
                                                       2005      1.359          1.407            33,030
                                                       2004      1.250          1.359            25,423
                                                       2003      1.000          1.250             1,345

  Travelers Large Cap Subaccount (6/03)..............  2006      1.329          1.369                --
                                                       2005      1.244          1.329           141,568
                                                       2004      1.188          1.244            96,771
                                                       2003      1.000          1.188            26,643

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.100          1.169                --
                                                       2005      1.000          1.100           292,653

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.033                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.067          1.104                --
                                                       2005      0.998          1.067           171,108

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.077          1.123                --
                                                       2005      1.005          1.077           271,837

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.066                --
                                                       2005      1.015          1.046                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.456          1.546                --
                                                       2005      1.322          1.456            58,994
                                                       2004      1.160          1.322            57,788
                                                       2003      1.000          1.160                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.456          1.540                --
                                                       2005      1.437          1.456           332,275
                                                       2004      1.281          1.437           261,523
                                                       2003      1.000          1.281             8,597

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.248          1.288                --
                                                       2005      1.233          1.248           909,169
                                                       2004      1.125          1.233           554,397
                                                       2003      1.000          1.125           133,936

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.256                --
                                                       2005      1.111          1.162           191,115
                                                       2004      0.965          1.111            49,675

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.550          1.780                --
                                                       2005      1.439          1.550            28,479
                                                       2004      1.265          1.439            10,803
                                                       2003      1.000          1.265             4,766

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.355          1.438                --
                                                       2005      1.301          1.355            34,555
                                                       2004      1.190          1.301             7,615
                                                       2003      1.000          1.190                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.050          1.104                --
                                                       2005      1.046          1.050             2,068

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.106          1.116                --
                                                       2005      1.085          1.106           135,772
                                                       2004      0.979          1.085            24,767

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.029          1.019                --
                                                       2005      1.030          1.029           162,052
                                                       2004      1.014          1.030           128,432
                                                       2003      1.000          1.014           119,596

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.335          1.392                --
                                                       2005      1.330          1.335             3,592
                                                       2004      1.228          1.330            13,198
                                                       2003      1.000          1.228             9,971

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.106          1.273                --
                                                       2005      1.009          1.106                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.108          1.270                --
                                                       2005      1.043          1.108                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.073          1.034                --
                                                       2005      1.046          1.073           187,337
                                                       2004      0.979          1.046                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.699          1.631           172,477
                                                       2006      1.489          1.699           165,913
                                                       2005      1.454          1.489           154,973
                                                       2004      1.260          1.454           111,964
                                                       2003      1.000          1.260             8,903

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.348          1.490                --
                                                       2006      1.284          1.348                --
                                                       2005      1.211          1.284                --
                                                       2004      1.187          1.211                --
                                                       2003      1.000          1.187                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.376          1.343               --
                                                       2005      1.219          1.376               --
                                                       2004      1.145          1.219               --
                                                       2003      1.000          1.145               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.950          2.201           16,095
                                                       2006      1.648          1.950           16,095
                                                       2005      1.470          1.648           16,095
                                                       2004      1.318          1.470           16,095
                                                       2003      1.000          1.318            2,754

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.719          1.898           11,677
                                                       2006      1.587          1.719           11,682
                                                       2005      1.390          1.587           11,687
                                                       2004      1.257          1.390           11,693
                                                       2003      1.000          1.257            4,726

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.603          1.654            3,362
                                                       2006      1.416          1.603            3,369
                                                       2005      1.361          1.416               --
                                                       2004      1.255          1.361            5,691
                                                       2003      1.000          1.255            3,612

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.657          1.639               --
                                                       2005      1.427          1.657               --
                                                       2004      1.215          1.427               --
                                                       2003      1.000          1.215               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.717          2.237               --
                                                       2005      1.630          1.717               --
                                                       2004      1.263          1.630            4,868
                                                       2003      1.000          1.263            3,675

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.418          1.492           16,836
                                                       2006      1.239          1.418           17,229
                                                       2005      1.208          1.239           17,653
                                                       2004      1.170          1.208           13,843
                                                       2003      1.000          1.170            1,549

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.488          1.300               --
                                                       2006      1.459          1.488               --
                                                       2005      1.404          1.459               --
                                                       2004      1.283          1.404            3,443
                                                       2003      1.000          1.283            3,443

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.310          1.424               --
                                                       2005      1.210          1.310               --
                                                       2004      1.078          1.210               --
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.308          1.457               --
                                                       2005      1.208          1.308               --
                                                       2004      1.072          1.208               --
                                                       2003      1.000          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.759          2.027            3,075
                                                       2006      1.606          1.759            3,082
                                                       2005      1.401          1.606               --
                                                       2004      1.238          1.401               --
                                                       2003      1.000          1.238               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.563          1.639               --
                                                       2006      1.397          1.563               --
                                                       2005      1.178          1.397               --
                                                       2004      1.184          1.178               --
                                                       2003      1.000          1.184               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.211          2.506               --
                                                       2006      2.002          2.211               --
                                                       2005      1.726          2.002            1,800
                                                       2004      1.409          1.726            1,803
                                                       2003      1.000          1.409               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.450          1.686               --
                                                       2005      1.334          1.450               --
                                                       2004      1.206          1.334            5,925
                                                       2003      1.000          1.206            3,788

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.853          3.611               --
                                                       2006      2.267          2.853               --
                                                       2005      1.810          2.267               --
                                                       2004      1.477          1.810               --
                                                       2003      1.000          1.477               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.011          2.281           16,369
                                                       2006      1.685          2.011           19,770
                                                       2005      1.556          1.685            4,628
                                                       2004      1.336          1.556            5,854
                                                       2003      1.104          1.336               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.617          1.936               --
                                                       2005      1.512          1.617           23,222
                                                       2004      1.326          1.512           17,201
                                                       2003      1.000          1.326            1,376

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.080               --
                                                       2005      1.062          1.057               --
                                                       2004      0.992          1.062               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.231          1.270               --
                                                       2005      1.163          1.231               --
                                                       2004      1.093          1.163            4,021
                                                       2003      1.000          1.093            4,021

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.541          1.843               --
                                                       2006      1.475          1.541               --
                                                       2005      1.336          1.475               --
                                                       2004      1.190          1.336               --
                                                       2003      1.000          1.190               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.589          1.900               --
                                                       2006      1.500          1.589               --
                                                       2005      1.368          1.500            1,138
                                                       2004      1.384          1.368            1,140
                                                       2003      1.000          1.384               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.546          1.662               --
                                                       2006      1.334          1.546               --
                                                       2005      1.286          1.334               --
                                                       2004      1.252          1.286               --
                                                       2003      1.000          1.252               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.537          1.723               --
                                                       2005      1.504          1.537            2,061
                                                       2004      1.333          1.504            2,065
                                                       2003      1.000          1.333               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.648          1.587               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.524          1.576               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.519          1.566               --
                                                       2006      1.343          1.519               --
                                                       2005      1.311          1.343               --
                                                       2004      1.210          1.311            5,045
                                                       2003      1.000          1.210            3,724

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.718          1.644            3,196

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.679          1.714            8,333
                                                       2006      1.445          1.679            8,333
                                                       2005      1.380          1.445            8,333
                                                       2004      1.272          1.380            8,333
                                                       2003      1.000          1.272            1,427

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.413          1.413               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.845          1.995               --
                                                       2006      1.665          1.845               --
                                                       2005      1.615          1.665               --
                                                       2004      1.428          1.615               --
                                                       2003      1.000          1.428               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.134          1.236               --
                                                       2006      1.072          1.134               --
                                                       2005      1.045          1.072               --
                                                       2004      0.986          1.045               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.021          1.017               --
                                                       2006      0.998          1.021               --
                                                       2005      0.992          0.998               --
                                                       2004      0.998          0.992               --
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.653          1.734               --
                                                       2006      1.424          1.653            3,201
                                                       2005      1.393          1.424            3,206
                                                       2004      1.309          1.393            3,212
                                                       2003      1.000          1.309            3,213

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.366          1.423               --
                                                       2006      1.334          1.366               --
                                                       2005      1.290          1.334               --
                                                       2004      1.306          1.290               --
                                                       2003      1.000          1.306               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.607          1.663               --
                                                       2006      1.472          1.607               --
                                                       2005      1.363          1.472               --
                                                       2004      1.272          1.363            3,491
                                                       2003      1.000          1.272            3,491

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.470          1.535               --
                                                       2006      1.331          1.470               --
                                                       2005      1.307          1.331            2,357
                                                       2004      1.227          1.307            2,361
                                                       2003      1.000          1.227               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.607          1.669               --
                                                       2006      1.394          1.607               --
                                                       2005      1.374          1.394               --
                                                       2004      1.241          1.374            3,686
                                                       2003      1.000          1.241            3,686

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.796          1.979               --
                                                       2006      1.629          1.796               --
                                                       2005      1.532          1.629               --
                                                       2004      1.257          1.532               --
                                                       2003      1.000          1.257               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.081          1.115               --
                                                       2005      1.060          1.081               --
                                                       2004      0.962          1.060               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.704          1.776            3,134
                                                       2006      1.791          1.704            3,139

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.306          1.319               --
                                                       2006      1.240          1.306               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.633          1.711               --
                                                       2006      1.543          1.633            9,105

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.697          1.708            9,105

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.352          1.315               --
                                                       2006      1.269          1.352               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.956          1.906            3,811
                                                       2006      1.777          1.956            3,819

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.679          2.152               --
                                                       2006      1.639          1.679               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.266          1.121               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.178          1.231               --
                                                       2006      1.115          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.309          1.374               --
                                                       2006      1.250          1.309               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.100               --
                                                       2006      1.001          1.077               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.071          1.058               --
                                                       2006      0.964          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.438          1.581               --
                                                       2006      1.457          1.438               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.381               --
                                                       2006      1.272          1.261               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.197          2.305               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.465               --
                                                       2006      1.254          1.385               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.020               --
                                                       2006      1.003          1.219               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.137          1.203               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.542          1.591               --
                                                       2006      1.435          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.161          1.281               --
                                                       2006      1.104          1.161               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.209               --
                                                       2006      1.115          1.154               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.028          0.979               --
                                                       2006      1.003          1.028               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.499          1.774               --
                                                       2006      1.538          1.499               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.069          1.103           39,948

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.059           99,476
                                                       2006      1.005          1.026           83,497

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.384          1.414           23,398
                                                       2006      1.367          1.384           24,595

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.471          1.505               --
                                                       2006      1.436          1.471               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.075               --
                                                       2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.080               --
                                                       2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.080               --
                                                       2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.080               --
                                                       2006      1.002          1.058               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.373          1.406           22,597
                                                       2006      1.286          1.373           22,602

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.096           36,742
                                                       2006      0.996          1.050           37,902

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.145               --
                                                       2006      0.998          1.068               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.146          1.189               --
                                                       2006      1.080          1.146               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.068          1.096               --
                                                       2006      1.033          1.068               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.996          1.005               --
                                                       2005      0.986          0.996            2,843
                                                       2004      0.993          0.986           29,727
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.093          1.154               --
                                                       2005      1.052          1.093               --
                                                       2004      0.989          1.052               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.110          1.132               --
                                                       2006      1.122          1.110               --
                                                       2005      1.119          1.122               --
                                                       2004      1.045          1.119            4,140
                                                       2003      1.000          1.045            4,140

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.071          1.145           10,494
                                                       2006      1.050          1.071           10,494
                                                       2005      1.043          1.050           10,494
                                                       2004      1.012          1.043           10,494
                                                       2003      1.000          1.012            1,757

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.041          2.209               --
                                                       2006      1.626          2.041               --
                                                       2005      1.475          1.626               --
                                                       2004      1.292          1.475               --
                                                       2003      1.000          1.292               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.147          2.292               --
                                                       2006      1.863          2.147               --
                                                       2005      1.771          1.863               --
                                                       2004      1.428          1.771               --
                                                       2003      1.000          1.428               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.369          1.457               --
                                                       2005      1.281          1.369               --
                                                       2004      1.224          1.281               --
                                                       2003      1.000          1.224               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.173          1.250               --
                                                       2005      1.190          1.173               --
                                                       2004      1.139          1.190            3,938
                                                       2003      1.000          1.139            3,938

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.641          1.791               --
                                                       2005      1.485          1.641            3,144
                                                       2004      1.298          1.485            3,150
                                                       2003      1.000          1.298            3,151

  Travelers Equity Income Subaccount (5/03)..........  2006      1.367          1.436               --
                                                       2005      1.332          1.367               --
                                                       2004      1.233          1.332               --
                                                       2003      1.000          1.233               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.210          1.240               --
                                                       2005      1.201          1.210               --
                                                       2004      1.107          1.201               --
                                                       2003      1.000          1.107               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.405          1.454               --
                                                       2005      1.358          1.405               --
                                                       2004      1.250          1.358               --
                                                       2003      1.000          1.250               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.327          1.367               --
                                                       2005      1.243          1.327           25,887
                                                       2004      1.187          1.243           14,160
                                                       2003      1.000          1.187               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.099          1.168               --
                                                       2005      1.000          1.099               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.066          1.104               --
                                                       2005      0.998          1.066               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.077          1.122               --
                                                       2005      1.005          1.077               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.066               --
                                                       2005      1.015          1.046               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.454          1.543               --
                                                       2005      1.321          1.454            9,105
                                                       2004      1.160          1.321            9,105
                                                       2003      1.000          1.160            1,562

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.454          1.538               --
                                                       2005      1.436          1.454               --
                                                       2004      1.280          1.436               --
                                                       2003      1.000          1.280               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.246          1.286               --
                                                       2005      1.232          1.246           25,096
                                                       2004      1.125          1.232           25,107
                                                       2003      1.000          1.125            6,907

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.161          1.254               --
                                                       2005      1.110          1.161               --
                                                       2004      0.965          1.110               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.548          1.777               --
                                                       2005      1.438          1.548               --
                                                       2004      1.264          1.438               --
                                                       2003      1.000          1.264               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.353          1.435               --
                                                       2005      1.299          1.353               --
                                                       2004      1.190          1.299               --
                                                       2003      1.000          1.190               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.049          1.104               --
                                                       2005      1.046          1.049               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.105          1.115               --
                                                       2005      1.084          1.105               --
                                                       2004      0.979          1.084               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.028          1.018               --
                                                       2005      1.029          1.028           43,791
                                                       2004      1.014          1.029           25,966
                                                       2003      1.000          1.014            3,963

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.333          1.390               --
                                                       2005      1.329          1.333               --
                                                       2004      1.227          1.329               --
                                                       2003      1.000          1.227               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.106          1.272               --
                                                       2005      1.009          1.106               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.107          1.269               --
                                                       2005      1.043          1.107               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.072          1.033               --
                                                       2005      1.045          1.072               --
                                                       2004      0.979          1.045               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.695          1.627               --
                                                       2006      1.487          1.695               --
                                                       2005      1.453          1.487               --
                                                       2004      1.259          1.453               --
                                                       2003      1.000          1.259               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.346          1.487               --
                                                       2006      1.283          1.346               --
                                                       2005      1.210          1.283               --
                                                       2004      1.186          1.210               --
                                                       2003      1.000          1.186               --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.326          1.294               --
                                                       2005      1.175          1.326               --
                                                       2004      1.105          1.175               --
                                                       2003      1.000          1.105               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.785          2.014           48,749
                                                       2006      1.509          1.785           52,186
                                                       2005      1.347          1.509           57,290
                                                       2004      1.209          1.347               --
                                                       2003      1.000          1.209               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.576          1.739          155,766
                                                       2006      1.456          1.576          164,114
                                                       2005      1.276          1.456          169,218
                                                       2004      1.155          1.276               --
                                                       2003      1.000          1.155               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.469          1.515           17,171
                                                       2006      1.298          1.469           14,153
                                                       2005      1.249          1.298            9,620
                                                       2004      1.152          1.249               --
                                                       2003      1.000          1.152               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.549          1.532               --
                                                       2005      1.334          1.549              720
                                                       2004      1.137          1.334               --
                                                       2003      1.000          1.137               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.651          2.151               --
                                                       2005      1.568          1.651           17,722
                                                       2004      1.215          1.568               --
                                                       2003      1.000          1.215               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.320          1.389              189
                                                       2006      1.154          1.320              191
                                                       2005      1.126          1.154               --
                                                       2004      1.091          1.126               --
                                                       2003      1.000          1.091               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.377          1.203               --
                                                       2006      1.351          1.377               --
                                                       2005      1.300          1.351               --
                                                       2004      1.189          1.300               --
                                                       2003      1.000          1.189               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.309          1.423               --
                                                       2005      1.210          1.309           70,892
                                                       2004      1.083          1.210               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.306          1.455               --
                                                       2005      1.208          1.306            8,331
                                                       2004      1.124          1.208               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.651          1.902           18,766
                                                       2006      1.508          1.651           20,195
                                                       2005      1.316          1.508           16,574
                                                       2004      1.164          1.316               --
                                                       2003      1.000          1.164               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.446          1.516               --
                                                       2006      1.293          1.446               --
                                                       2005      1.091          1.293               --
                                                       2004      1.097          1.091               --
                                                       2003      1.017          1.097               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.990          2.254           28,514
                                                       2006      1.802          1.990           30,056
                                                       2005      1.555          1.802           27,970
                                                       2004      1.270          1.555               --
                                                       2003      1.000          1.270               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.353          1.573               --
                                                       2005      1.246          1.353              413
                                                       2004      1.126          1.246               --
                                                       2003      1.000          1.126               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.566          3.245            7,267
                                                       2006      2.039          2.566            9,962
                                                       2005      1.629          2.039           11,308
                                                       2004      1.330          1.629               --
                                                       2003      1.000          1.330               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.829          2.074          139,709
                                                       2006      1.534          1.829          134,960
                                                       2005      1.417          1.534              789
                                                       2004      1.217          1.417               --
                                                       2003      1.000          1.217               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.446          1.730               --
                                                       2005      1.353          1.446           60,245
                                                       2004      1.187          1.353               --
                                                       2003      1.000          1.187               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.056          1.079               --
                                                       2005      1.061          1.056           58,955
                                                       2004      0.992          1.061               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.185          1.223               --
                                                       2005      1.121          1.185               --
                                                       2004      1.053          1.121               --
                                                       2003      1.000          1.053               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.439          1.720               --
                                                       2006      1.378          1.439               --
                                                       2005      1.249          1.378               --
                                                       2004      1.114          1.249               --
                                                       2003      1.000          1.114               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.421          1.699               --
                                                       2006      1.342          1.421               --
                                                       2005      1.225          1.342               --
                                                       2004      1.240          1.225               --
                                                       2003      1.000          1.240               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.415          1.520               --
                                                       2006      1.222          1.415               --
                                                       2005      1.178          1.222               --
                                                       2004      1.148          1.178               --
                                                       2003      1.000          1.148               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.419          1.589               --
                                                       2005      1.389          1.419               --
                                                       2004      1.231          1.389               --
                                                       2003      1.000          1.231               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.496          1.440           29,812

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.401          1.448              134

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.412          1.455               --
                                                       2006      1.249          1.412               --
                                                       2005      1.220          1.249               --
                                                       2004      1.127          1.220               --
                                                       2003      1.000          1.127               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.553          1.485          156,406

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.502          1.532               --
                                                       2006      1.293          1.502               --
                                                       2005      1.235          1.293               --
                                                       2004      1.140          1.235               --
                                                       2003      1.000          1.140               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.278          1.278               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.649          1.781               --
                                                       2006      1.488          1.649               --
                                                       2005      1.445          1.488               --
                                                       2004      1.278          1.445               --
                                                       2003      1.000          1.278               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.133          1.234               --
                                                       2006      1.071          1.133               --
                                                       2005      1.044          1.071               --
                                                       2004      0.986          1.044               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.020          1.015               --
                                                       2006      0.997          1.020               --
                                                       2005      0.992          0.997               --
                                                       2004      0.998          0.992               --
                                                       2003      0.998          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.494          1.567               --
                                                       2006      1.288          1.494               --
                                                       2005      1.260          1.288               --
                                                       2004      1.185          1.260               --
                                                       2003      1.000          1.185               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.236          1.287               --
                                                       2006      1.208          1.236               --
                                                       2005      1.169          1.208               --
                                                       2004      1.184          1.169               --
                                                       2003      1.000          1.184               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.459          1.510               --
                                                       2006      1.338          1.459           30,224
                                                       2005      1.239          1.338           31,392
                                                       2004      1.156          1.239               --
                                                       2003      1.000          1.156               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.351          1.410               --
                                                       2006      1.223          1.351              135
                                                       2005      1.202          1.223               --
                                                       2004      1.129          1.202               --
                                                       2003      0.996          1.129               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.493          1.550               --
                                                       2006      1.296          1.493               --
                                                       2005      1.278          1.296               --
                                                       2004      1.155          1.278               --
                                                       2003      0.996          1.155               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.664          1.832               --
                                                       2006      1.509          1.664           71,119
                                                       2005      1.420          1.509           68,520
                                                       2004      1.165          1.420               --
                                                       2003      1.000          1.165               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.081          1.114               --
                                                       2005      1.059          1.081               --
                                                       2004      0.962          1.059               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.563          1.628               --
                                                       2006      1.643          1.563               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.262          1.274           85,038
                                                       2006      1.199          1.262           31,384

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.528          1.601               --
                                                       2006      1.445          1.528               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.588          1.597               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.351          1.314               --
                                                       2006      1.269          1.351               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.806          1.759               --
                                                       2006      1.641          1.806               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.568          2.009               --
                                                       2006      1.532          1.568               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.265          1.119               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.176          1.228               --
                                                       2006      1.114          1.176               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.243          1.305              139
                                                       2006      1.188          1.243              140

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.099              170
                                                       2006      1.001          1.076              171

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.071          1.058          108,061
                                                       2006      0.964          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.354          1.489              173
                                                       2006      1.373          1.354              174

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.260          1.379               --
                                                       2006      1.271          1.260               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.009          2.107               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.462               --
                                                       2006      1.253          1.383               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.020           30,514
                                                       2006      1.003          1.218           26,278

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.080          1.142           45,854

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.459          1.505              166
                                                       2006      1.359          1.459              167

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.279               --
                                                       2006      1.103          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.152          1.207          165,326
                                                       2006      1.114          1.152          171,681

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.027          0.979           52,934
                                                       2006      1.003          1.027           11,767

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.360          1.608               --
                                                       2006      1.395          1.360               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.044          1.077              546

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.026          1.059           69,120
                                                       2006      1.005          1.026            6,784

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.314          1.341               --
                                                       2006      1.298          1.314               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.364          1.394               --
                                                       2006      1.331          1.364               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.074               --
                                                       2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.080               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.079               --
                                                       2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.079               --
                                                       2006      1.002          1.058               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.295          1.324          142,831
                                                       2006      1.213          1.295          142,914

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.096          179,055
                                                       2006      0.996          1.050          189,516

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.144               --
                                                       2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.145          1.188               --
                                                       2006      1.079          1.145           57,480

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.066          1.094           62,433
                                                       2006      1.032          1.066           59,794

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.005               --
                                                       2005      0.986          0.997              272
                                                       2004      0.994          0.986               --
                                                       2003      1.000          0.994               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.092          1.153               --
                                                       2005      1.051          1.092               --
                                                       2004      0.989          1.051               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.055          1.075               --
                                                       2006      1.066          1.055           43,508
                                                       2005      1.064          1.066           38,804
                                                       2004      0.994          1.064               --
                                                       2003      1.000          0.994               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.044          1.115          108,902
                                                       2006      1.024          1.044          101,744
                                                       2005      1.018          1.024           93,293
                                                       2004      0.988          1.018               --
                                                       2003      1.000          0.988               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.867          2.019               --
                                                       2006      1.488          1.867               --
                                                       2005      1.350          1.488               --
                                                       2004      1.183          1.350               --
                                                       2003      1.000          1.183               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.918          2.047               --
                                                       2006      1.665          1.918           20,788
                                                       2005      1.584          1.665           21,879
                                                       2004      1.278          1.584               --
                                                       2003      1.000          1.278               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.290          1.373               --
                                                       2005      1.208          1.290              343
                                                       2004      1.155          1.208               --
                                                       2003      1.000          1.155               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.115          1.188               --
                                                       2005      1.131          1.115               --
                                                       2004      1.084          1.131               --
                                                       2003      1.000          1.084               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.506          1.643               --
                                                       2005      1.364          1.506              148
                                                       2004      1.192          1.364               --
                                                       2003      1.000          1.192               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.268          1.331               --
                                                       2005      1.236          1.268               --
                                                       2004      1.145          1.236               --
                                                       2003      1.000          1.145               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.170          1.199               --
                                                       2005      1.162          1.170           29,713
                                                       2004      1.072          1.162               --
                                                       2003      1.000          1.072               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.277          1.321               --
                                                       2005      1.235          1.277               --
                                                       2004      1.137          1.235               --
                                                       2003      1.000          1.137               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.261          1.298               --
                                                       2005      1.181          1.261               --
                                                       2004      1.129          1.181               --
                                                       2003      1.000          1.129               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.099          1.168               --
                                                       2005      1.000          1.099               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.066          1.103               --
                                                       2005      0.998          1.066               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.076          1.122               --
                                                       2005      1.005          1.076               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.065               --
                                                       2005      1.015          1.046               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.362          1.445               --
                                                       2005      1.237          1.362               --
                                                       2004      1.087          1.237               --
                                                       2003      1.000          1.087               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.319          1.395               --
                                                       2005      1.303          1.319               --
                                                       2004      1.163          1.303               --
                                                       2003      1.000          1.163               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.175          1.213               --
                                                       2005      1.162          1.175          143,111
                                                       2004      1.062          1.162               --
                                                       2003      1.000          1.062               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.253               --
                                                       2005      1.110          1.160               --
                                                       2004      0.965          1.110               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.430          1.641               --
                                                       2005      1.329          1.430               --
                                                       2004      1.169          1.329               --
                                                       2003      1.000          1.169               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.282          1.359               --
                                                       2005      1.231          1.282               --
                                                       2004      1.128          1.231               --
                                                       2003      0.991          1.128               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.049          1.103               --
                                                       2005      1.046          1.049               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.104          1.114               --
                                                       2005      1.084          1.104          176,153
                                                       2004      0.979          1.084               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.004          0.994               --
                                                       2005      1.006          1.004               --
                                                       2004      0.992          1.006               --
                                                       2003      1.000          0.992               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.239          1.292               --
                                                       2005      1.237          1.239               --
                                                       2004      1.142          1.237               --
                                                       2003      1.000          1.142               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.105          1.271               --
                                                       2005      1.009          1.105               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.107          1.269               --
                                                       2005      1.043          1.107               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.071          1.032               --
                                                       2005      1.045          1.071           58,157
                                                       2004      0.979          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.531          1.469          145,142
                                                       2006      1.343          1.531          145,781
                                                       2005      1.314          1.343          146,879
                                                       2004      1.139          1.314               --
                                                       2003      1.000          1.139               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.275          1.408               --
                                                       2006      1.216          1.275               --
                                                       2005      1.147          1.216               --
                                                       2004      1.125          1.147               --
                                                       2003      1.000          1.125               --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.370          1.336               --
                                                       2005      1.216          1.370           29,605
                                                       2004      1.144          1.216           29,152
                                                       2003      1.000          1.144            8,021

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.940          2.185           55,019
                                                       2006      1.641          1.940           52,278
                                                       2005      1.466          1.641           52,392
                                                       2004      1.317          1.466           43,203
                                                       2003      1.000          1.317           13,775

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.710          1.885          249,500
                                                       2006      1.581          1.710          225,716
                                                       2005      1.387          1.581          236,571
                                                       2004      1.256          1.387           61,800
                                                       2003      1.000          1.256           31,757

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.594          1.643          219,610
                                                       2006      1.410          1.594          263,461
                                                       2005      1.358          1.410          254,859
                                                       2004      1.254          1.358           39,911
                                                       2003      1.000          1.254           14,266

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.651          1.632               --
                                                       2005      1.423          1.651           23,135
                                                       2004      1.214          1.423            2,435
                                                       2003      1.000          1.214            1,690

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.710          2.225               --
                                                       2005      1.626          1.710           57,549
                                                       2004      1.261          1.626           23,208
                                                       2003      1.000          1.261           16,995

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.410          1.482            7,953
                                                       2006      1.234          1.410            7,953
                                                       2005      1.205          1.234           13,168
                                                       2004      1.169          1.205           13,175
                                                       2003      1.000          1.169               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.480          1.291           31,569
                                                       2006      1.454          1.480           30,328
                                                       2005      1.400          1.454           32,742
                                                       2004      1.282          1.400           19,729
                                                       2003      1.000          1.282            7,419

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.306          1.419               --
                                                       2005      1.208          1.306           65,992
                                                       2004      1.078          1.208            9,729
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.304          1.452               --
                                                       2005      1.206          1.304           13,951
                                                       2004      1.072          1.206               --
                                                       2003      1.000          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.749          2.013           19,168
                                                       2006      1.600          1.749           13,223
                                                       2005      1.398          1.600           13,864
                                                       2004      1.237          1.398            5,680
                                                       2003      1.000          1.237            4,327

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.554          1.627            1,487
                                                       2006      1.392          1.554            1,455
                                                       2005      1.175          1.392            1,763
                                                       2004      1.183          1.175            1,957
                                                       2003      1.000          1.183               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.199          2.489           35,881
                                                       2006      1.994          2.199           37,631
                                                       2005      1.722          1.994           30,103
                                                       2004      1.408          1.722           16,922
                                                       2003      1.000          1.408               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.444          1.677               --
                                                       2005      1.331          1.444           45,893
                                                       2004      1.204          1.331           29,546
                                                       2003      1.000          1.204           27,086

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.838          3.586           25,409
                                                       2006      2.258          2.838           16,820
                                                       2005      1.806          2.258           14,359
                                                       2004      1.476          1.806           14,364
                                                       2003      1.000          1.476            8,132

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.000          2.266          445,273
                                                       2006      1.678          2.000          417,234
                                                       2005      1.553          1.678          314,979
                                                       2004      1.335          1.553          259,067
                                                       2003      1.104          1.335           49,584

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.611          1.925               --
                                                       2005      1.508          1.611           60,521
                                                       2004      1.325          1.508           56,013
                                                       2003      1.000          1.325           11,294

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.054          1.077               --
                                                       2005      1.060          1.054           27,334
                                                       2004      0.992          1.060            4,485

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.226          1.265               --
                                                       2005      1.160          1.226           28,959
                                                       2004      1.092          1.160           24,709
                                                       2003      1.000          1.092               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.533          1.830            5,292
                                                       2006      1.469          1.533            5,292
                                                       2005      1.333          1.469            5,292
                                                       2004      1.189          1.333            5,292
                                                       2003      1.000          1.189            5,292

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.580          1.887            8,316
                                                       2006      1.494          1.580           10,628
                                                       2005      1.365          1.494            9,055
                                                       2004      1.383          1.365            9,057
                                                       2003      1.000          1.383              579

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.538          1.650           16,383
                                                       2006      1.329          1.538           17,432
                                                       2005      1.283          1.329           17,575
                                                       2004      1.251          1.283           17,362
                                                       2003      1.000          1.251           17,206

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.531          1.714               --
                                                       2005      1.501          1.531          111,475
                                                       2004      1.331          1.501           66,799
                                                       2003      1.000          1.331            9,320

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.638          1.576              902

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.515          1.566              376

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.511          1.556           22,772
                                                       2006      1.338          1.511           20,581
                                                       2005      1.308          1.338           20,601
                                                       2004      1.209          1.308            7,672
                                                       2003      1.000          1.209            3,463

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.708          1.633           65,767

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.670          1.702            5,267
                                                       2006      1.439          1.670            5,273
                                                       2005      1.377          1.439            5,281
                                                       2004      1.271          1.377            5,288
                                                       2003      1.000          1.271            5,296

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.405          1.403           10,948

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.835          1.981            7,785
                                                       2006      1.659          1.835           17,657
                                                       2005      1.611          1.659           17,669
                                                       2004      1.427          1.611           17,682
                                                       2003      1.000          1.427            9,538

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.130          1.229               --
                                                       2006      1.069          1.130               --
                                                       2005      1.044          1.069               --
                                                       2004      0.986          1.044               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.016          1.010            4,975
                                                       2006      0.995          1.016            4,822
                                                       2005      0.990          0.995            7,174
                                                       2004      0.998          0.990            6,878
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.644          1.723               --
                                                       2006      1.419          1.644            3,801
                                                       2005      1.390          1.419            3,814
                                                       2004      1.308          1.390           16,890
                                                       2003      1.000          1.308            2,916

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.359          1.414               --
                                                       2006      1.329          1.359           27,335
                                                       2005      1.287          1.329           30,904
                                                       2004      1.305          1.287           30,983
                                                       2003      1.000          1.305           15,239

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.598          1.653               --
                                                       2006      1.467          1.598              870
                                                       2005      1.360          1.467              857
                                                       2004      1.271          1.360              912
                                                       2003      1.000          1.271               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.462          1.526               --
                                                       2006      1.326          1.462              376
                                                       2005      1.304          1.326              377
                                                       2004      1.226          1.304              377
                                                       2003      1.000          1.226               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.598          1.659               --
                                                       2006      1.389          1.598          157,879
                                                       2005      1.371          1.389          156,335
                                                       2004      1.240          1.371           56,938
                                                       2003      1.000          1.240               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.787          1.967               --
                                                       2006      1.623          1.787          181,623
                                                       2005      1.528          1.623          176,949
                                                       2004      1.255          1.528           77,395
                                                       2003      1.000          1.255            2,573

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.079          1.112               --
                                                       2005      1.059          1.079               --
                                                       2004      0.962          1.059               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.695          1.763           13,517
                                                       2006      1.783          1.695           13,517

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.299          1.310          116,112
                                                       2006      1.235          1.299           84,156

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.624          1.701               --
                                                       2006      1.537          1.624           61,067

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.687          1.696           60,903

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.310               --
                                                       2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.946          1.893           43,967
                                                       2006      1.769          1.946           42,003

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.670          2.137           23,097
                                                       2006      1.632          1.670           22,985

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.263          1.117               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.173          1.224           28,117
                                                       2006      1.112          1.173           28,117

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.302          1.365          106,085
                                                       2006      1.245          1.302           85,638

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.097          324,885
                                                       2006      1.001          1.075           98,014

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.070          1.056          268,238
                                                       2006      0.964          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.430          1.570           12,291
                                                       2006      1.451          1.430           12,736

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.258          1.375           11,125
                                                       2006      1.270          1.258               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.184          2.289            7,895

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.379          1.456           29,761
                                                       2006      1.251          1.379           19,559

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.018           82,421
                                                       2006      1.003          1.218           99,687

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.130          1.194          116,626

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.533          1.580            7,752
                                                       2006      1.429          1.533            7,752

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.158          1.277               --
                                                       2006      1.102          1.158               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.202           27,272
                                                       2006      1.112          1.149           35,264

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.027          0.977          255,288
                                                       2006      1.003          1.027          210,323

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.491          1.762            8,627
                                                       2006      1.531          1.491            8,642

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.063          1.096           34,438

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.021          1.052          549,658
                                                       2006      1.000          1.021          221,438

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.377          1.404           37,237
                                                       2006      1.361          1.377           39,896

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.463          1.494          119,639
                                                       2006      1.429          1.463          130,400

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.072               --
                                                       2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.078           14,445
                                                       2006      1.001          1.041            8,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.077               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.077          305,325
                                                       2006      1.002          1.052          305,325

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.077               --
                                                       2006      1.002          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.366          1.396          482,427
                                                       2006      1.280          1.366          483,448

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.094          178,898
                                                       2006      0.996          1.049          192,601

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.142           41,506
                                                       2006      0.998          1.067           41,041

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.184               --
                                                       2006      1.077          1.142           28,582

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.063          1.090            5,920
                                                       2006      1.030          1.063            6,168

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000               --
                                                       2005      0.983          0.993          391,075
                                                       2004      0.992          0.983          204,709
                                                       2003      1.000          0.992           44,851

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.090          1.151               --
                                                       2005      1.051          1.090               --
                                                       2004      0.989          1.051               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.104          1.125               --
                                                       2006      1.118          1.104          118,916
                                                       2005      1.116          1.118          134,801
                                                       2004      1.044          1.116           22,210
                                                       2003      1.000          1.044            3,888

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.065          1.137          272,258
                                                       2006      1.046          1.065          294,136
                                                       2005      1.040          1.046          334,856
                                                       2004      1.011          1.040          184,042
                                                       2003      1.000          1.011           67,692

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.030          2.196               --
                                                       2006      1.620          2.030            8,259
                                                       2005      1.471          1.620            9,292
                                                       2004      1.291          1.471            9,410
                                                       2003      1.000          1.291            9,542

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.135          2.278               --
                                                       2006      1.855          2.135           48,794
                                                       2005      1.767          1.855           40,149
                                                       2004      1.427          1.767           12,282
                                                       2003      1.000          1.427            2,707

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.364          1.451               --
                                                       2005      1.278          1.364           21,091
                                                       2004      1.223          1.278           15,975
                                                       2003      1.000          1.223            5,147

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.169          1.245               --
                                                       2005      1.187          1.169           83,721
                                                       2004      1.138          1.187           88,044
                                                       2003      1.000          1.138           10,856

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.634          1.783               --
                                                       2005      1.482          1.634           13,517
                                                       2004      1.297          1.482               --
                                                       2003      1.000          1.297               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.362          1.429               --
                                                       2005      1.328          1.362          128,680
                                                       2004      1.232          1.328           98,040
                                                       2003      1.000          1.232           29,675

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.206          1.235               --
                                                       2005      1.198          1.206           82,144
                                                       2004      1.106          1.198           68,276
                                                       2003      1.000          1.106               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.399          1.448               --
                                                       2005      1.354          1.399           30,185
                                                       2004      1.248          1.354           28,059
                                                       2003      1.000          1.248            8,102

  Travelers Large Cap Subaccount (6/03)..............  2006      1.322          1.361               --
                                                       2005      1.240          1.322            3,165
                                                       2004      1.186          1.240            3,170
                                                       2003      1.000          1.186               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.098          1.166               --
                                                       2005      1.000          1.098               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.065          1.102               --
                                                       2005      0.998          1.065          277,545

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.076          1.121               --
                                                       2005      1.005          1.076               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.045          1.064               --
                                                       2005      1.015          1.045               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.449          1.537               --
                                                       2005      1.318          1.449           59,830
                                                       2004      1.159          1.318           17,544
                                                       2003      1.000          1.159            9,646

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.448          1.531               --
                                                       2005      1.432          1.448           13,948
                                                       2004      1.279          1.432            6,935
                                                       2003      1.000          1.279           12,165

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.241          1.280               --
                                                       2005      1.229          1.241          456,985
                                                       2004      1.124          1.229          330,615
                                                       2003      1.000          1.124          165,411

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.158          1.251               --
                                                       2005      1.109          1.158           19,559
                                                       2004      0.965          1.109           19,559

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.542          1.769               --
                                                       2005      1.435          1.542           45,415
                                                       2004      1.263          1.435           12,912
                                                       2003      1.000          1.263            5,268

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.348          1.429               --
                                                       2005      1.296          1.348           12,933
                                                       2004      1.189          1.296           12,939
                                                       2003      1.000          1.189               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.102               --
                                                       2005      1.046          1.048               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.102          1.112               --
                                                       2005      1.083          1.102           33,450
                                                       2004      0.979          1.083               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.024          1.013               --
                                                       2005      1.027          1.024           36,705
                                                       2004      1.013          1.027           37,355
                                                       2003      1.000          1.013           11,802

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.327          1.384               --
                                                       2005      1.326          1.327           50,766
                                                       2004      1.226          1.326           36,975
                                                       2003      1.000          1.226           15,652

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.105          1.270               --
                                                       2005      1.009          1.105               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.106          1.268               --
                                                       2005      1.043          1.106               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.069          1.030               --
                                                       2005      1.044          1.069            6,439
                                                       2004      0.979          1.044            5,459

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.686          1.616           77,780
                                                       2006      1.481          1.686           83,636
                                                       2005      1.450          1.481           95,222
                                                       2004      1.258          1.450           32,234
                                                       2003      1.000          1.258           26,268

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.338          1.477            8,417
                                                       2006      1.278          1.338            8,430
                                                       2005      1.207          1.278            8,446
                                                       2004      1.185          1.207            8,462
                                                       2003      1.000          1.185            5,277




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.368          1.333                --
                                                       2005      1.215          1.368           652,978
                                                       2004      1.143          1.215           597,045
                                                       2003      1.000          1.143           313,747

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.936          2.180         2,105,349
                                                       2006      1.639          1.936         2,211,880
                                                       2005      1.465          1.639         2,211,612
                                                       2004      1.316          1.465         1,795,739
                                                       2003      1.000          1.316           670,303

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.707          1.880         5,188,016
                                                       2006      1.579          1.707         5,614,208
                                                       2005      1.385          1.579         5,824,552
                                                       2004      1.256          1.385         4,192,852
                                                       2003      1.000          1.256         1,126,436

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.591          1.639         5,644,056
                                                       2006      1.408          1.591         6,045,386
                                                       2005      1.357          1.408         6,125,703
                                                       2004      1.253          1.357         3,818,449
                                                       2003      1.000          1.253         1,191,700

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.649          1.629                --
                                                       2005      1.422          1.649           744,461
                                                       2004      1.213          1.422           417,923
                                                       2003      1.000          1.213            94,570

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.707          2.221                --
                                                       2005      1.624          1.707         1,552,465
                                                       2004      1.261          1.624         1,215,937
                                                       2003      1.000          1.261           260,437

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.407          1.478           769,824
                                                       2006      1.232          1.407           824,010
                                                       2005      1.204          1.232           842,895
                                                       2004      1.168          1.204           783,677
                                                       2003      1.000          1.168           421,280

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.477          1.288         1,028,863
                                                       2006      1.451          1.477         1,129,708
                                                       2005      1.399          1.451         1,224,877
                                                       2004      1.281          1.399         1,035,325
                                                       2003      1.000          1.281           521,451

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.305          1.417                --
                                                       2005      1.208          1.305         1,433,422
                                                       2004      1.078          1.208           377,462
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.302          1.450                --
                                                       2005      1.206          1.302           583,593
                                                       2004      1.071          1.206           475,433
                                                       2003      1.000          1.071                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.746          2.008         2,406,658
                                                       2006      1.598          1.746         2,388,115
                                                       2005      1.396          1.598         2,312,370
                                                       2004      1.237          1.396         1,604,159
                                                       2003      1.000          1.237           241,132

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.551          1.623           145,614
                                                       2006      1.390          1.551           168,968
                                                       2005      1.174          1.390           148,198
                                                       2004      1.182          1.174           114,967
                                                       2003      1.000          1.182            24,828

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.195          2.483         2,147,372
                                                       2006      1.991          2.195         2,429,487
                                                       2005      1.720          1.991         2,444,452
                                                       2004      1.407          1.720         1,456,216
                                                       2003      1.000          1.407           190,459

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.442          1.674                --
                                                       2005      1.330          1.442           972,207
                                                       2004      1.204          1.330           719,264
                                                       2003      1.000          1.204           224,993

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.833          3.577           995,436
                                                       2006      2.255          2.833         1,053,910
                                                       2005      1.804          2.255           986,052
                                                       2004      1.475          1.804           704,091
                                                       2003      1.000          1.475            68,143

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.996          2.260         1,235,411
                                                       2006      1.676          1.996         1,450,277
                                                       2005      1.551          1.676         1,463,806
                                                       2004      1.334          1.551           713,262
                                                       2003      1.104          1.334           163,763

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.608          1.921                --
                                                       2005      1.506          1.608         1,318,031
                                                       2004      1.324          1.506           862,460
                                                       2003      1.000          1.324           233,709

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.053          1.076                --
                                                       2005      1.060          1.053           731,088
                                                       2004      0.992          1.060           297,127

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.224          1.263                --
                                                       2005      1.159          1.224           420,132
                                                       2004      1.092          1.159           519,217
                                                       2003      1.000          1.092           297,833

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.530          1.826           109,597
                                                       2006      1.467          1.530           141,822
                                                       2005      1.332          1.467           140,726
                                                       2004      1.189          1.332           141,253
                                                       2003      1.000          1.189            60,118

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.577          1.882           200,662
                                                       2006      1.492          1.577           245,006
                                                       2005      1.363          1.492           256,830
                                                       2004      1.382          1.363           222,986
                                                       2003      1.000          1.382            67,723

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.535          1.646           116,515
                                                       2006      1.327          1.535           121,897
                                                       2005      1.282          1.327           116,372
                                                       2004      1.250          1.282           112,769
                                                       2003      1.000          1.250            56,191

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.529          1.711                --
                                                       2005      1.499          1.529           532,950
                                                       2004      1.331          1.499           442,933
                                                       2003      1.000          1.331            77,289

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.635          1.573         1,008,315

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.512          1.562           427,261

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.508          1.552         1,794,728
                                                       2006      1.336          1.508         2,028,535
                                                       2005      1.307          1.336         2,207,792
                                                       2004      1.209          1.307         2,093,360
                                                       2003      1.000          1.209           740,972

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629           686,333

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.667          1.698           575,575
                                                       2006      1.437          1.667           587,942
                                                       2005      1.375          1.437           583,247
                                                       2004      1.271          1.375           574,114
                                                       2003      1.000          1.271           214,625

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.402          1.400           602,354

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.832          1.976           662,179
                                                       2006      1.656          1.832           812,138
                                                       2005      1.610          1.656           908,429
                                                       2004      1.426          1.610           640,938
                                                       2003      1.000          1.426           159,626

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.128          1.227            84,999
                                                       2006      1.068          1.128            84,949
                                                       2005      1.043          1.068            77,116
                                                       2004      0.986          1.043                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.015          1.008           798,571
                                                       2006      0.994          1.015           876,025
                                                       2005      0.990          0.994           906,780
                                                       2004      0.998          0.990           568,360
                                                       2003      1.000          0.998            82,755

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.641          1.720                --
                                                       2006      1.417          1.641           616,598
                                                       2005      1.388          1.417           643,964
                                                       2004      1.307          1.388           528,954
                                                       2003      1.000          1.307           112,459

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.357          1.412                --
                                                       2006      1.327          1.357           741,552
                                                       2005      1.286          1.327           747,006
                                                       2004      1.305          1.286           675,073
                                                       2003      1.000          1.305           108,573

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.595          1.650                --
                                                       2006      1.465          1.595         1,026,531
                                                       2005      1.359          1.465         1,071,753
                                                       2004      1.270          1.359           841,252
                                                       2003      1.000          1.270           233,075

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.459          1.522                --
                                                       2006      1.324          1.459           531,170
                                                       2005      1.302          1.324           542,578
                                                       2004      1.225          1.302           442,436
                                                       2003      1.000          1.225           188,751

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.595          1.656                --
                                                       2006      1.387          1.595         1,813,519
                                                       2005      1.370          1.387         1,923,938
                                                       2004      1.240          1.370         1,213,820
                                                       2003      1.000          1.240           237,603

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.783          1.963                --
                                                       2006      1.620          1.783         1,583,088
                                                       2005      1.527          1.620         1,661,709
                                                       2004      1.255          1.527           924,669
                                                       2003      1.000          1.255           212,514

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.078          1.111                --
                                                       2005      1.058          1.078           938,408
                                                       2004      0.962          1.058           528,064

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.691          1.759           619,638
                                                       2006      1.780          1.691           653,324

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.297          1.307         1,133,213
                                                       2006      1.233          1.297           591,056

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.621          1.698                --
                                                       2006      1.534          1.621         1,042,442

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.683          1.692           847,888

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.308           157,601
                                                       2006      1.267          1.347            43,438

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.942          1.888           623,166
                                                       2006      1.766          1.942           574,100

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.667          2.132           709,558
                                                       2006      1.629          1.667           677,307

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.261          1.115            13,287

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.171          1.221           869,238
                                                       2006      1.111          1.171           969,376

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.299          1.361         1,012,325
                                                       2006      1.243          1.299         1,121,363

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.096         4,050,303
                                                       2006      1.001          1.075         1,797,486

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.069          1.055         2,568,926
                                                       2006      0.964          1.069            44,391

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.427          1.567           309,997
                                                       2006      1.448          1.427           326,963

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.257          1.373            61,394
                                                       2006      1.270          1.257            31,046

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.179          2.283           243,368

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.377          1.454           873,175
                                                       2006      1.249          1.377           738,252

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.017         2,110,470
                                                       2006      1.003          1.217         2,701,818

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.128          1.191         1,530,397

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.530          1.576           169,069
                                                       2006      1.427          1.530           194,015

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.276                --
                                                       2006      1.102          1.157             3,676

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.200         1,181,647
                                                       2006      1.111          1.148         1,015,295

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.026          0.976         4,125,429
                                                       2006      1.003          1.026         1,755,638

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.488          1.758           778,164
                                                       2006      1.528          1.488           919,763

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.061          1.093         1,723,668

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.050         5,792,610
                                                       2006      0.999          1.019         5,564,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.374          1.401           947,930
                                                       2006      1.359          1.374         1,017,897

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.461          1.491         1,319,903
                                                       2006      1.427          1.461         1,400,957

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.071            90,098
                                                       2006      1.002          1.058            83,794

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.077           178,107
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.076           273,844
                                                       2006      1.002          1.047            29,195

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           528,391
                                                       2006      1.002          1.052           503,188

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.076         2,108,656
                                                       2006      1.002          1.057         2,076,324

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.363          1.392         6,271,112
                                                       2006      1.278          1.363         6,751,537

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.093         3,277,247
                                                       2006      0.996          1.049         3,955,859

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.141           860,449
                                                       2006      0.998          1.066         1,011,294

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.140          1.182                --
                                                       2006      1.076          1.140           711,431

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.062          1.088           668,954
                                                       2006      1.029          1.062           434,339

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991         3,925,376
                                                       2004      0.992          0.982         2,750,893
                                                       2003      1.000          0.992           741,221

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.089          1.149                --
                                                       2005      1.050          1.089           198,100
                                                       2004      0.989          1.050           240,484

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.102          1.123                --
                                                       2006      1.116          1.102         1,701,308
                                                       2005      1.115          1.116         1,705,117
                                                       2004      1.044          1.115         1,064,020
                                                       2003      1.000          1.044           187,880

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.063          1.134         3,891,135
                                                       2006      1.044          1.063         4,096,810
                                                       2005      1.039          1.044         4,141,793
                                                       2004      1.010          1.039         2,841,019
                                                       2003      1.000          1.010           767,922

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.026          2.191                --
                                                       2006      1.618          2.026            91,965
                                                       2005      1.470          1.618            82,199
                                                       2004      1.290          1.470            65,344
                                                       2003      1.000          1.290            18,955

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.131          2.273                --
                                                       2006      1.853          2.131         1,403,831
                                                       2005      1.765          1.853         1,391,783
                                                       2004      1.426          1.765           925,067
                                                       2003      1.000          1.426           257,820

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.362          1.448                --
                                                       2005      1.277          1.362           430,825
                                                       2004      1.223          1.277           501,731
                                                       2003      1.000          1.223           126,079

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.167          1.243                --
                                                       2005      1.186          1.167         1,179,636
                                                       2004      1.138          1.186         1,207,314
                                                       2003      1.000          1.138           224,396

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.632          1.780                --
                                                       2005      1.480          1.632           698,929
                                                       2004      1.296          1.480           662,228
                                                       2003      1.000          1.296           107,968

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.360          1.427                --
                                                       2005      1.327          1.360         1,484,948
                                                       2004      1.232          1.327         1,222,572
                                                       2003      1.000          1.232           531,796

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.204          1.233                --
                                                       2005      1.197          1.204           630,676
                                                       2004      1.106          1.197           453,550
                                                       2003      1.000          1.106           160,664

  Travelers Federated Stock Subaccount (6/03)........  2006      1.397          1.445                --
                                                       2005      1.353          1.397           113,059
                                                       2004      1.248          1.353            91,312
                                                       2003      1.000          1.248            18,244

  Travelers Large Cap Subaccount (6/03)..............  2006      1.320          1.359                --
                                                       2005      1.238          1.320           551,639
                                                       2004      1.186          1.238           547,209
                                                       2003      1.000          1.186           179,361

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.098          1.166                --
                                                       2005      1.000          1.098                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.065          1.102                --
                                                       2005      0.998          1.065           379,807

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.075          1.120                --
                                                       2005      1.005          1.075         1,848,788

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.064                --
                                                       2005      1.015          1.044             4,119

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.447          1.534                --
                                                       2005      1.316          1.447         1,026,653
                                                       2004      1.158          1.316           301,392
                                                       2003      1.000          1.158            24,469

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.446          1.528                --
                                                       2005      1.431          1.446         1,028,189
                                                       2004      1.279          1.431           542,359
                                                       2003      1.000          1.279           190,175

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.240          1.278                --
                                                       2005      1.228          1.240         6,399,211
                                                       2004      1.123          1.228         3,886,363
                                                       2003      1.000          1.123         1,606,254

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.157          1.249                --
                                                       2005      1.109          1.157           684,596
                                                       2004      0.965          1.109           267,806

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.540          1.766                --
                                                       2005      1.433          1.540           398,364
                                                       2004      1.263          1.433           279,456
                                                       2003      1.000          1.263            42,404

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.346          1.427                --
                                                       2005      1.295          1.346           185,078
                                                       2004      1.188          1.295           113,538
                                                       2003      1.000          1.188            46,605

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.102                --
                                                       2005      1.045          1.048                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.101          1.111                --
                                                       2005      1.083          1.101           958,635
                                                       2004      0.979          1.083           146,843

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.012                --
                                                       2005      1.026          1.022         1,941,643
                                                       2004      1.013          1.026         1,586,210
                                                       2003      1.000          1.013           657,775

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.326          1.382                --
                                                       2005      1.325          1.326           452,116
                                                       2004      1.225          1.325           460,766
                                                       2003      1.000          1.225           346,579

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.270                --
                                                       2005      1.009          1.104            18,599

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.106          1.267                --
                                                       2005      1.043          1.106            11,244

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.068          1.029                --
                                                       2005      1.044          1.068           428,233
                                                       2004      0.979          1.044           216,653

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.683          1.612         1,855,433
                                                       2006      1.479          1.683         1,935,427
                                                       2005      1.448          1.479         1,908,343
                                                       2004      1.258          1.448           956,359
                                                       2003      1.000          1.258           121,259

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.336          1.473            24,119
                                                       2006      1.276          1.336            29,180
                                                       2005      1.206          1.276            38,124
                                                       2004      1.185          1.206            55,324
                                                       2003      1.000          1.185            99,991




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.319          1.285               --
                                                       2005      1.172          1.319               --
                                                       2004      1.103          1.172               --
                                                       2003      1.000          1.103               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.773          1.996               --
                                                       2006      1.502          1.773               --
                                                       2005      1.343          1.502               --
                                                       2004      1.207          1.343               --
                                                       2003      1.000          1.207               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.565          1.723               --
                                                       2006      1.449          1.565               --
                                                       2005      1.272          1.449               --
                                                       2004      1.153          1.272               --
                                                       2003      1.000          1.153               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.458          1.502           99,739
                                                       2006      1.291          1.458           99,950
                                                       2005      1.245          1.291           86,686
                                                       2004      1.151          1.245               --
                                                       2003      1.000          1.151               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.541          1.523               --
                                                       2005      1.330          1.541               --
                                                       2004      1.135          1.330               --
                                                       2003      1.000          1.135               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.643          2.136               --
                                                       2005      1.564          1.643               --
                                                       2004      1.214          1.564               --
                                                       2003      1.000          1.214               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.311          1.376               --
                                                       2006      1.148          1.311               --
                                                       2005      1.122          1.148               --
                                                       2004      1.090          1.122               --
                                                       2003      1.000          1.090               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.367          1.192               --
                                                       2006      1.344          1.367               --
                                                       2005      1.296          1.344               --
                                                       2004      1.187          1.296               --
                                                       2003      1.000          1.187               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.304          1.416               --
                                                       2005      1.207          1.304               --
                                                       2004      1.082          1.207               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.301          1.448               --
                                                       2005      1.205          1.301               --
                                                       2004      1.123          1.205               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.639          1.884           87,394
                                                       2006      1.501          1.639           87,584
                                                       2005      1.312          1.501           76,124
                                                       2004      1.163          1.312               --
                                                       2003      1.000          1.163               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.436          1.502               --
                                                       2006      1.287          1.436               --
                                                       2005      1.088          1.287               --
                                                       2004      1.096          1.088               --
                                                       2003      1.017          1.096               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.976          2.234           73,455
                                                       2006      1.793          1.976           73,612
                                                       2005      1.550          1.793           64,332
                                                       2004      1.269          1.550               --
                                                       2003      1.000          1.269               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.346          1.562               --
                                                       2005      1.242          1.346               --
                                                       2004      1.125          1.242               --
                                                       2003      1.000          1.125               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.548          3.216               --
                                                       2006      2.029          2.548               --
                                                       2005      1.625          2.029               --
                                                       2004      1.329          1.625               --
                                                       2003      1.000          1.329               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.817          2.056           59,802
                                                       2006      1.526          1.817           55,765
                                                       2005      1.413          1.526               --
                                                       2004      1.216          1.413               --
                                                       2003      1.000          1.216               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.439          1.718               --
                                                       2005      1.348          1.439               --
                                                       2004      1.186          1.348               --
                                                       2003      1.000          1.186               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.053          1.075               --
                                                       2005      1.060          1.053               --
                                                       2004      0.992          1.060               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.179          1.216               --
                                                       2005      1.117          1.179               --
                                                       2004      1.052          1.117               --
                                                       2003      1.000          1.052               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.429          1.705               --
                                                       2006      1.371          1.429               --
                                                       2005      1.245          1.371               --
                                                       2004      1.112          1.245               --
                                                       2003      1.000          1.112               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.411          1.684               --
                                                       2006      1.335          1.411               --
                                                       2005      1.221          1.335               --
                                                       2004      1.239          1.221               --
                                                       2003      1.000          1.239               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.405          1.506               --
                                                       2006      1.215          1.405               --
                                                       2005      1.174          1.215               --
                                                       2004      1.146          1.174               --
                                                       2003      1.000          1.146               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.412          1.579               --
                                                       2005      1.385          1.412               --
                                                       2004      1.230          1.385               --
                                                       2003      1.000          1.230               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.484          1.428               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.390          1.435               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.402          1.442               --
                                                       2006      1.243          1.402               --
                                                       2005      1.216          1.243               --
                                                       2004      1.126          1.216               --
                                                       2003      1.000          1.126               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.541          1.472               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.491          1.518               --
                                                       2006      1.286          1.491               --
                                                       2005      1.232          1.286               --
                                                       2004      1.138          1.232               --
                                                       2003      1.000          1.138               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.268          1.266               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.637          1.765               --
                                                       2006      1.481          1.637               --
                                                       2005      1.440          1.481               --
                                                       2004      1.276          1.440               --
                                                       2003      1.000          1.276               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.127          1.225               --
                                                       2006      1.067          1.127               --
                                                       2005      1.043          1.067               --
                                                       2004      0.986          1.043               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.013          1.006               --
                                                       2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      0.998          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.484          1.555               --
                                                       2006      1.282          1.484               --
                                                       2005      1.257          1.282               --
                                                       2004      1.184          1.257               --
                                                       2003      1.000          1.184               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.228          1.277               --
                                                       2006      1.202          1.228               --
                                                       2005      1.165          1.202               --
                                                       2004      1.182          1.165               --
                                                       2003      1.000          1.182               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.449          1.498               --
                                                       2006      1.331          1.449               --
                                                       2005      1.235          1.331               --
                                                       2004      1.155          1.235               --
                                                       2003      1.000          1.155               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.341          1.399               --
                                                       2006      1.217          1.341               --
                                                       2005      1.198          1.217               --
                                                       2004      1.128          1.198               --
                                                       2003      0.996          1.128               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.482          1.538               --
                                                       2006      1.289          1.482               --
                                                       2005      1.274          1.289               --
                                                       2004      1.154          1.274               --
                                                       2003      0.996          1.154               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.652          1.818               --
                                                       2006      1.502          1.652           86,796
                                                       2005      1.415          1.502           75,080
                                                       2004      1.164          1.415               --
                                                       2003      1.000          1.164               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.077          1.110               --
                                                       2005      1.058          1.077               --
                                                       2004      0.961          1.058               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.552          1.613               --
                                                       2006      1.634          1.552               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.253          1.262               --
                                                       2006      1.192          1.253               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.517          1.589               --
                                                       2006      1.437          1.517               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.575          1.583               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.307               --
                                                       2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.793          1.743               --
                                                       2006      1.632          1.793               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.557          1.991               --
                                                       2006      1.523          1.557               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.260          1.114               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.170          1.219               --
                                                       2006      1.110          1.170               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.235          1.293               --
                                                       2006      1.181          1.235               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.095               --
                                                       2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.069          1.054          133,902
                                                       2006      0.964          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.345          1.475               --
                                                       2006      1.365          1.345               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.256          1.372               --
                                                       2006      1.269          1.256               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.993          2.088               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.376          1.451               --
                                                       2006      1.248          1.376               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016               --
                                                       2006      1.003          1.217               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.071          1.131               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.449          1.491               --
                                                       2006      1.351          1.449               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.274               --
                                                       2006      1.101          1.156               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.146          1.198               --
                                                       2006      1.110          1.146               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.026          0.975               --
                                                       2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.351          1.594               --
                                                       2006      1.387          1.351               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.036          1.067               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.049               --
                                                       2006      0.999          1.019               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.305          1.329               --
                                                       2006      1.291          1.305               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.354          1.382               --
                                                       2006      1.324          1.354               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076               --
                                                       2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076               --
                                                       2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075               --
                                                       2006      1.002          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.285          1.313               --
                                                       2006      1.206          1.285               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.092               --
                                                       2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140               --
                                                       2006      0.998          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.139          1.181               --
                                                       2006      1.075          1.139               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.061          1.086               --
                                                       2006      1.028          1.061               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.992          0.999               --
                                                       2005      0.983          0.992               --
                                                       2004      0.993          0.983               --
                                                       2003      1.000          0.993               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.088          1.148               --
                                                       2005      1.050          1.088               --
                                                       2004      0.989          1.050               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.047          1.067               --
                                                       2006      1.061          1.047               --
                                                       2005      1.060          1.061               --
                                                       2004      0.993          1.060               --
                                                       2003      1.000          0.993               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.037          1.105               --
                                                       2006      1.019          1.037               --
                                                       2005      1.014          1.019               --
                                                       2004      0.987          1.014               --
                                                       2003      1.000          0.987               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.854          2.004               --
                                                       2006      1.480          1.854               --
                                                       2005      1.346          1.480               --
                                                       2004      1.182          1.346               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.905          2.032               --
                                                       2006      1.657          1.905               --
                                                       2005      1.579          1.657               --
                                                       2004      1.276          1.579               --
                                                       2003      1.000          1.276               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.284          1.365               --
                                                       2005      1.204          1.284               --
                                                       2004      1.154          1.204               --
                                                       2003      1.000          1.154               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.110          1.181               --
                                                       2005      1.128          1.110               --
                                                       2004      1.083          1.128               --
                                                       2003      1.000          1.083               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.498          1.634               --
                                                       2005      1.359          1.498               --
                                                       2004      1.191          1.359               --
                                                       2003      1.000          1.191               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.262          1.324               --
                                                       2005      1.232          1.262               --
                                                       2004      1.144          1.232               --
                                                       2003      1.000          1.144               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.164          1.192               --
                                                       2005      1.158          1.164               --
                                                       2004      1.070          1.158               --
                                                       2003      1.000          1.070               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.271          1.314               --
                                                       2005      1.231          1.271               --
                                                       2004      1.136          1.231               --
                                                       2003      1.000          1.136               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.254          1.291               --
                                                       2005      1.177          1.254               --
                                                       2004      1.127          1.177               --
                                                       2003      1.000          1.127               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.165               --
                                                       2005      1.000          1.097               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.101               --
                                                       2005      0.998          1.064               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.075          1.120               --
                                                       2005      1.005          1.075               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.063               --
                                                       2005      1.015          1.044               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.355          1.437               --
                                                       2005      1.233          1.355               --
                                                       2004      1.086          1.233               --
                                                       2003      1.000          1.086               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.313          1.387               --
                                                       2005      1.299          1.313               --
                                                       2004      1.162          1.299               --
                                                       2003      1.000          1.162               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.170          1.206               --
                                                       2005      1.159          1.170               --
                                                       2004      1.061          1.159               --
                                                       2003      1.000          1.061               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.157          1.248               --
                                                       2005      1.108          1.157               --
                                                       2004      0.965          1.108               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.423          1.632               --
                                                       2005      1.325          1.423               --
                                                       2004      1.168          1.325               --
                                                       2003      1.000          1.168               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.275          1.351               --
                                                       2005      1.227          1.275               --
                                                       2004      1.127          1.227               --
                                                       2003      0.991          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.101               --
                                                       2005      1.045          1.048               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.100          1.110               --
                                                       2005      1.082          1.100               --
                                                       2004      0.979          1.082               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.999          0.989               --
                                                       2005      1.003          0.999               --
                                                       2004      0.991          1.003               --
                                                       2003      1.000          0.991               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.233          1.285               --
                                                       2005      1.233          1.233               --
                                                       2004      1.141          1.233               --
                                                       2003      1.000          1.141               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.269               --
                                                       2005      1.009          1.104               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.266               --
                                                       2005      1.043          1.105               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.067          1.028               --
                                                       2005      1.044          1.067               --
                                                       2004      0.979          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.520          1.455           96,889
                                                       2006      1.337          1.520           97,093
                                                       2005      1.310          1.337           84,129
                                                       2004      1.138          1.310               --
                                                       2003      1.000          1.138               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.266          1.395               --
                                                       2006      1.209          1.266               --
                                                       2005      1.144          1.209               --
                                                       2004      1.124          1.144               --
                                                       2003      1.000          1.124               --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.193          1.161                --
                                                       2005      1.060          1.193             3,790
                                                       2004      1.000          1.060             1,930

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.470          1.654         1,223,038
                                                       2006      1.246          1.470         1,106,681
                                                       2005      1.115          1.246           744,537
                                                       2004      1.000          1.115            66,597

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.337          1.471         2,316,461
                                                       2006      1.238          1.337         2,715,136
                                                       2005      1.088          1.238         2,362,837
                                                       2004      1.000          1.088           141,739

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.248          1.285         2,472,638
                                                       2006      1.106          1.248         2,296,183
                                                       2005      1.067          1.106         2,147,199
                                                       2004      1.000          1.067           233,481

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.356          1.340                --
                                                       2005      1.171          1.356           477,828
                                                       2004      1.000          1.171             8,878

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.354          1.760                --
                                                       2005      1.290          1.354           384,572
                                                       2004      1.000          1.290            25,571

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.195          1.254            24,618
                                                       2006      1.047          1.195            23,564
                                                       2005      1.024          1.047            16,925
                                                       2004      1.000          1.024                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.154          1.006           350,757
                                                       2006      1.136          1.154           280,575
                                                       2005      1.095          1.136           181,668
                                                       2004      1.000          1.095            16,235

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.208          1.311                --
                                                       2005      1.119          1.208           368,200
                                                       2004      1.000          1.119            25,165

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.209          1.346                --
                                                       2005      1.121          1.209           564,398
                                                       2004      1.000          1.121            29,732

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.384          1.590         1,277,574
                                                       2006      1.267          1.384         1,138,432
                                                       2005      1.109          1.267           885,415
                                                       2004      1.000          1.109            59,050

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.373          1.436                --
                                                       2006      1.232          1.373                --
                                                       2005      1.042          1.232                --
                                                       2004      1.000          1.042                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.565          1.768         1,394,620
                                                       2006      1.421          1.565         1,527,218
                                                       2005      1.229          1.421         1,218,529
                                                       2004      1.000          1.229           182,086

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.194          1.384                --
                                                       2005      1.102          1.194           441,267
                                                       2004      1.000          1.102                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      1.980          2.498           409,006
                                                       2006      1.578          1.980           469,478
                                                       2005      1.264          1.578           369,945
                                                       2004      1.000          1.264             7,438

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.487          1.682           768,261
                                                       2006      1.250          1.487           687,284
                                                       2005      1.158          1.250           634,305
                                                       2004      1.000          1.158             5,330

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.196          1.427                --
                                                       2005      1.121          1.196           652,350
                                                       2004      1.000          1.121            45,200

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.070          1.092                --
                                                       2005      1.078          1.070           555,043
                                                       2004      1.009          1.078            97,259

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.129          1.164                --
                                                       2005      1.070          1.129                --
                                                       2004      1.000          1.070                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.193          1.422                --
                                                       2006      1.145          1.193                --
                                                       2005      1.040          1.145                --
                                                       2004      1.000          1.040                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.217          1.451            47,042
                                                       2006      1.152          1.217            16,763
                                                       2005      1.054          1.152            28,706
                                                       2004      1.000          1.054            10,943

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.301          1.394                --
                                                       2006      1.126          1.301                --
                                                       2005      1.089          1.126                --
                                                       2004      1.000          1.089                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.149          1.284                --
                                                       2005      1.128          1.149           183,803
                                                       2004      1.000          1.128            21,519

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.267          1.218           415,175

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.236          1.276            15,646

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.234          1.269           779,041
                                                       2006      1.094          1.234           793,709
                                                       2005      1.072          1.094           805,694
                                                       2004      1.000          1.072            95,933

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.297          1.238           162,508

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.308          1.331           152,454
                                                       2006      1.129          1.308           146,364
                                                       2005      1.081          1.129            22,081
                                                       2004      1.000          1.081                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.079          1.077            37,002

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.326          1.429           138,156
                                                       2006      1.200          1.326           131,623
                                                       2005      1.168          1.200           133,310
                                                       2004      1.000          1.168            16,941

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.162          1.263            15,531
                                                       2006      1.102          1.162            15,659
                                                       2005      1.077          1.102            15,372
                                                       2004      1.018          1.077             1,962

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.022          1.015           299,736
                                                       2006      1.002          1.022           295,922
                                                       2005      0.999          1.002           327,630
                                                       2004      1.000          0.999            42,660

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.249          1.309                --
                                                       2006      1.079          1.249           247,723
                                                       2005      1.059          1.079           189,145
                                                       2004      1.000          1.059            24,972

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.045          1.087                --
                                                       2006      1.023          1.045            40,051
                                                       2005      0.992          1.023            43,324
                                                       2004      1.000          0.992            22,153

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.237          1.279                --
                                                       2006      1.137          1.237           369,648
                                                       2005      1.056          1.137           452,036
                                                       2004      1.000          1.056            96,325

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.193          1.244                --
                                                       2006      1.083          1.193            11,740
                                                       2005      1.067          1.083             4,068
                                                       2004      1.000          1.067                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.280          1.328                --
                                                       2006      1.114          1.280           835,285
                                                       2005      1.101          1.114           727,368
                                                       2004      1.000          1.101            22,277

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.355          1.492                --
                                                       2006      1.233          1.355           473,985
                                                       2005      1.162          1.233           528,977
                                                       2004      1.000          1.162            20,783

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092           304,907
                                                       2004      1.000          1.073            73,643

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.278          1.328            37,894
                                                       2006      1.346          1.278             8,041

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.168          1.175           992,978
                                                       2006      1.111          1.168           189,265

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.384          1.449                --
                                                       2006      1.310          1.384           666,845

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.436          1.443           678,905

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.305             1,292
                                                       2006      1.266          1.345                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.551          1.506           201,936
                                                       2006      1.411          1.551           315,896

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.370          1.751           439,782
                                                       2006      1.340          1.370           501,943

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.259          1.112            43,133

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.186          1.235           585,871
                                                       2006      1.125          1.186           337,550

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.142          1.195           203,745
                                                       2006      1.093          1.142           141,869

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.094         1,807,782
                                                       2006      1.001          1.074           983,345

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.069          1.053           616,336
                                                       2006      0.964          1.069            18,598

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.178          1.292             9,251
                                                       2006      1.197          1.178            22,574

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.370             6,989
                                                       2006      1.269          1.255             6,180

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.717          1.798            23,516

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.399          1.475           564,556
                                                       2006      1.270          1.399           415,730

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           540,233
                                                       2006      1.003          1.216           702,786

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.079          1.139           639,523

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.291          1.328            99,446
                                                       2006      1.205          1.291            98,774

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.273                --
                                                       2006      1.101          1.155            12,488

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.170          1.222         1,447,612
                                                       2006      1.133          1.170         1,653,934

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.026          0.974         1,578,525
                                                       2006      1.003          1.026         1,187,256

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.116          1.317            20,340
                                                       2006      1.147          1.116            20,577

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.066          1.098           549,963

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.031          1.061         2,507,299
                                                       2006      1.011          1.031         2,713,214

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.163          1.184           157,861
                                                       2006      1.151          1.163           183,324

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.212          1.236           282,809
                                                       2006      1.185          1.212           263,698

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069           214,504
                                                       2006      1.002          1.057           410,447

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075            67,451
                                                       2006      1.001          1.040           188,343

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074           103,596
                                                       2006      1.002          1.046            77,418

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075           423,152
                                                       2006      1.002          1.051           420,727

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074           982,225
                                                       2006      1.002          1.056           235,747

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.216          1.241         2,118,279
                                                       2006      1.141          1.216         1,963,325

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091         1,277,641
                                                       2006      0.996          1.048         1,217,524

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139             5,835
                                                       2006      0.998          1.066             2,746

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.157          1.199                --
                                                       2006      1.092          1.157           640,091

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.091          1.117           227,818
                                                       2006      1.057          1.091           336,185

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.011                --
                                                       2005      0.996          1.004           982,648
                                                       2004      1.000          0.996            49,045

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.103          1.164                --
                                                       2005      1.064          1.103            54,246
                                                       2004      1.003          1.064            12,959

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.055          1.075                --
                                                       2006      1.069          1.055           626,168
                                                       2005      1.069          1.069           555,849
                                                       2004      1.000          1.069           142,612

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.068          1.138         1,232,794
                                                       2006      1.050          1.068         1,377,155
                                                       2005      1.046          1.050         1,269,389
                                                       2004      1.000          1.046           188,434

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.597          1.726                --
                                                       2006      1.276          1.597                --
                                                       2005      1.161          1.276                --
                                                       2004      1.000          1.161                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.440          1.536                --
                                                       2006      1.253          1.440           447,968
                                                       2005      1.195          1.253           453,892
                                                       2004      1.000          1.195            39,445

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.125          1.197                --
                                                       2005      1.056          1.125            22,713
                                                       2004      1.000          1.056             2,948

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.027          1.093                --
                                                       2005      1.044          1.027            54,983
                                                       2004      1.000          1.044             8,712

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.234          1.346                --
                                                       2005      1.121          1.234            15,674
                                                       2004      1.000          1.121            42,968

  Travelers Equity Income Subaccount (5/03)..........  2006      1.130          1.185                --
                                                       2005      1.104          1.130           243,462
                                                       2004      1.000          1.104            81,721

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.085          1.111                --
                                                       2005      1.080          1.085           169,322
                                                       2004      1.000          1.080            35,194

  Travelers Federated Stock Subaccount (6/03)........  2006      1.116          1.153                --
                                                       2005      1.081          1.116             1,361
                                                       2004      1.000          1.081                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.118          1.151                --
                                                       2005      1.050          1.118           142,262
                                                       2004      1.000          1.050             9,820

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.165                --
                                                       2005      1.000          1.097           290,464

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           182,219

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.100                --
                                                       2005      0.998          1.064         1,127,574

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.119                --
                                                       2005      1.005          1.074           178,068

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.063                --
                                                       2005      1.015          1.044            17,081

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.236          1.310                --
                                                       2005      1.126          1.236           469,258
                                                       2004      1.000          1.126            10,467

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.086          1.147                --
                                                       2005      1.075          1.086            60,243
                                                       2004      1.000          1.075                --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.107          1.141                --
                                                       2005      1.097          1.107         1,319,196
                                                       2004      1.000          1.097           105,770

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.177          1.270                --
                                                       2005      1.128          1.177           319,782
                                                       2004      1.000          1.128            46,164

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.231          1.411                --
                                                       2005      1.147          1.231            84,003
                                                       2004      1.000          1.147            21,319

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.137          1.205                --
                                                       2005      1.095          1.137           113,588
                                                       2004      1.000          1.095                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.101                --
                                                       2005      1.045          1.047            10,334

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.123          1.133                --
                                                       2005      1.106          1.123         1,050,061
                                                       2004      1.000          1.106            11,519

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.029          1.018                --
                                                       2005      1.033          1.029           223,653
                                                       2004      1.000          1.033            44,313

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.099          1.145                --
                                                       2005      1.100          1.099            19,141
                                                       2004      1.000          1.100             4,346

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.269                --
                                                       2005      1.009          1.104             1,842

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.266                --
                                                       2005      1.043          1.105                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.098          1.057                --
                                                       2005      1.074          1.098           307,771
                                                       2004      1.000          1.074            24,004

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.314          1.257           301,262
                                                       2006      1.156          1.314           342,027
                                                       2005      1.133          1.156           281,606
                                                       2004      1.000          1.133             5,749

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.149          1.266                --
                                                       2006      1.098          1.149                --
                                                       2005      1.039          1.098                --
                                                       2004      1.000          1.039                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.363          1.326                --
                                                       2005      1.212          1.363            56,078
                                                       2004      1.142          1.212            46,165
                                                       2003      1.000          1.142            17,957

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.925          2.165           866,071
                                                       2006      1.633          1.925           911,226
                                                       2005      1.461          1.633           964,853
                                                       2004      1.315          1.461           827,402
                                                       2003      1.000          1.315            85,720

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.697          1.867         3,520,804
                                                       2006      1.573          1.697         3,936,027
                                                       2005      1.382          1.573         3,886,381
                                                       2004      1.255          1.382         2,783,603
                                                       2003      1.000          1.255           415,828

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.582          1.627         3,350,196
                                                       2006      1.403          1.582         3,707,381
                                                       2005      1.353          1.403         3,712,498
                                                       2004      1.252          1.353         2,559,810
                                                       2003      1.000          1.252           534,624

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.642          1.622                --
                                                       2005      1.419          1.642           353,263
                                                       2004      1.212          1.419           203,526
                                                       2003      1.000          1.212            80,503

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.701          2.209                --
                                                       2005      1.621          1.701           877,238
                                                       2004      1.260          1.621           491,970
                                                       2003      1.000          1.260            72,641

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.400          1.468           227,458
                                                       2006      1.227          1.400           235,234
                                                       2005      1.201          1.227           229,125
                                                       2004      1.167          1.201           214,175
                                                       2003      1.000          1.167            68,273

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.469          1.279           681,350
                                                       2006      1.446          1.469           813,464
                                                       2005      1.395          1.446           819,491
                                                       2004      1.280          1.395           603,333
                                                       2003      1.000          1.280           145,012

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.301          1.412                --
                                                       2005      1.206          1.301         1,220,199
                                                       2004      1.078          1.206           939,568
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.298          1.445                --
                                                       2005      1.204          1.298           581,560
                                                       2004      1.071          1.204           228,536
                                                       2003      1.000          1.071                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.736          1.994           984,958
                                                       2006      1.591          1.736         1,165,856
                                                       2005      1.393          1.591         1,126,137
                                                       2004      1.235          1.393           864,914
                                                       2003      1.000          1.235           293,339

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.543          1.612            40,088
                                                       2006      1.384          1.543            48,193
                                                       2005      1.171          1.384            38,642
                                                       2004      1.181          1.171            38,545
                                                       2003      1.000          1.181            28,989

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.183          2.465         1,014,300
                                                       2006      1.983          2.183         1,216,860
                                                       2005      1.716          1.983         1,241,692
                                                       2004      1.406          1.716           870,163
                                                       2003      1.000          1.406            58,696

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.436          1.665                --
                                                       2005      1.327          1.436           793,710
                                                       2004      1.203          1.327           695,168
                                                       2003      1.000          1.203           196,575

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.817          3.552           528,170
                                                       2006      2.246          2.817           559,316
                                                       2005      1.800          2.246           553,554
                                                       2004      1.474          1.800           369,842
                                                       2003      1.000          1.474            18,151

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.985          2.244           839,447
                                                       2006      1.669          1.985           878,606
                                                       2005      1.547          1.669           885,241
                                                       2004      1.333          1.547           735,725
                                                       2003      1.104          1.333           146,224

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.602          1.911                --
                                                       2005      1.503          1.602         1,287,957
                                                       2004      1.323          1.503           722,139
                                                       2003      1.000          1.323           130,368

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.051          1.073                --
                                                       2005      1.059          1.051           317,419
                                                       2004      0.991          1.059            49,093

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.219          1.257                --
                                                       2005      1.156          1.219           130,673
                                                       2004      1.090          1.156           119,061
                                                       2003      1.000          1.090            61,401

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.521          1.813           165,828
                                                       2006      1.461          1.521           192,443
                                                       2005      1.328          1.461           194,857
                                                       2004      1.188          1.328           220,670
                                                       2003      1.000          1.188            63,985

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.569          1.869            85,777
                                                       2006      1.486          1.569           124,715
                                                       2005      1.360          1.486           122,295
                                                       2004      1.381          1.360           153,653
                                                       2003      1.000          1.381            47,837

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.527          1.635           118,285
                                                       2006      1.322          1.527           117,022
                                                       2005      1.279          1.322           131,818
                                                       2004      1.249          1.279           159,298
                                                       2003      1.000          1.249           107,536

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.523          1.702                --
                                                       2005      1.496          1.523           500,355
                                                       2004      1.330          1.496           348,129
                                                       2003      1.000          1.330            57,234

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.625          1.562           409,751

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.503          1.551           320,050

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.500          1.541         1,112,176
                                                       2006      1.331          1.500         1,251,314
                                                       2005      1.304          1.331         1,355,350
                                                       2004      1.208          1.304         1,174,910
                                                       2003      1.000          1.208           271,893

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.694          1.617           555,333

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.657          1.686           196,197
                                                       2006      1.431          1.657           207,913
                                                       2005      1.372          1.431           206,214
                                                       2004      1.269          1.372           157,272
                                                       2003      1.000          1.269            30,114

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.393          1.390           244,857

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.822          1.962           666,562
                                                       2006      1.650          1.822           739,431
                                                       2005      1.606          1.650           737,770
                                                       2004      1.425          1.606           530,519
                                                       2003      1.000          1.425            71,127

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.124          1.220            28,569
                                                       2006      1.065          1.124            28,593
                                                       2005      1.042          1.065            38,735
                                                       2004      0.985          1.042                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.010          1.002           295,060
                                                       2006      0.990          1.010           313,302
                                                       2005      0.988          0.990           364,505
                                                       2004      0.997          0.988           368,041
                                                       2003      1.000          0.997           234,838

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.632          1.710                --
                                                       2006      1.411          1.632           577,731
                                                       2005      1.385          1.411           591,119
                                                       2004      1.306          1.385           420,474
                                                       2003      1.000          1.306            76,575

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.349          1.403                --
                                                       2006      1.322          1.349           301,772
                                                       2005      1.283          1.322           292,279
                                                       2004      1.303          1.283           280,154
                                                       2003      1.000          1.303           105,358

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.587          1.640                --
                                                       2006      1.459          1.587           539,769
                                                       2005      1.356          1.459           558,633
                                                       2004      1.269          1.356           434,817
                                                       2003      1.000          1.269            39,945

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.451          1.513                --
                                                       2006      1.319          1.451           343,782
                                                       2005      1.299          1.319           356,826
                                                       2004      1.224          1.299           359,923
                                                       2003      1.000          1.224           145,623

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.587          1.646                --
                                                       2006      1.381          1.587         1,176,328
                                                       2005      1.366          1.381         1,201,312
                                                       2004      1.239          1.366           521,488
                                                       2003      1.000          1.239           121,421

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.774          1.952                --
                                                       2006      1.614          1.774           864,026
                                                       2005      1.523          1.614           846,383
                                                       2004      1.254          1.523           517,775
                                                       2003      1.000          1.254           106,423

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.075          1.108                --
                                                       2005      1.057          1.075           462,449
                                                       2004      0.961          1.057           280,550

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.682          1.747           288,301
                                                       2006      1.773          1.682           290,638

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.290          1.298           513,078
                                                       2006      1.228          1.290           266,281

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.612          1.688                --
                                                       2006      1.527          1.612           568,680

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.674          1.680           549,357

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.303            65,112
                                                       2006      1.265          1.344            59,146

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.931          1.875           313,799
                                                       2006      1.759          1.931           335,262

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.658          2.117           308,053
                                                       2006      1.622          1.658           371,025

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.258          1.111            11,086

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.167          1.215           336,588
                                                       2006      1.108          1.167           398,186

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.292          1.352           647,627
                                                       2006      1.237          1.292           697,383

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093         2,900,295
                                                       2006      1.001          1.074         1,301,526

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.068          1.052         1,343,186
                                                       2006      0.963          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.420          1.556           150,129
                                                       2006      1.442          1.420           160,256

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.254          1.368            31,436
                                                       2006      1.268          1.254             6,457

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.166          2.268            83,895

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.372          1.446           206,996
                                                       2006      1.246          1.372           212,106

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014         1,323,044
                                                       2006      1.003          1.216         1,572,360

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.121          1.183           518,698

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.522          1.565            65,931
                                                       2006      1.420          1.522            66,777

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.272                --
                                                       2006      1.100          1.154                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.194           882,615
                                                       2006      1.107          1.143           970,246

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.025          0.974         2,691,592
                                                       2006      1.003          1.025         1,616,884

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.480          1.745           335,743
                                                       2006      1.522          1.480           403,407

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.054          1.085           821,926

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.042         4,349,044
                                                       2006      0.994          1.013         1,615,989

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.391           224,958
                                                       2006      1.353          1.367           279,864

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.453          1.480           650,329
                                                       2006      1.421          1.453           741,984

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068           226,735
                                                       2006      1.002          1.057           135,168

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074                --
                                                       2006      1.001          1.039                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073           143,577
                                                       2006      1.002          1.046                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074            98,135
                                                       2006      1.002          1.051            37,846

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074           152,117
                                                       2006      1.002          1.056           152,117

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.356          1.383         2,830,693
                                                       2006      1.273          1.356         3,073,684

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.090         3,233,582
                                                       2006      0.996          1.047         3,724,029

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138           103,160
                                                       2006      0.998          1.065            86,269

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.136          1.177                --
                                                       2006      1.073          1.136           315,748

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.058          1.082           304,026
                                                       2006      1.025          1.058           267,782

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.994                --
                                                       2005      0.980          0.987         1,548,431
                                                       2004      0.991          0.980         1,250,641
                                                       2003      1.000          0.991           312,983

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.086          1.146                --
                                                       2005      1.049          1.086            44,961
                                                       2004      0.989          1.049             7,463

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.096          1.116                --
                                                       2006      1.112          1.096           533,525
                                                       2005      1.112          1.112           499,172
                                                       2004      1.043          1.112           325,618
                                                       2003      1.000          1.043            86,179

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.057          1.126         1,830,089
                                                       2006      1.040          1.057         1,905,865
                                                       2005      1.037          1.040         1,880,674
                                                       2004      1.009          1.037         1,264,630
                                                       2003      1.000          1.009           488,778

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.015          2.178                --
                                                       2006      1.611          2.015            48,105
                                                       2005      1.466          1.611            53,538
                                                       2004      1.289          1.466            54,767
                                                       2003      1.000          1.289            27,598

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.120          2.260                --
                                                       2006      1.846          2.120           662,889
                                                       2005      1.761          1.846           642,722
                                                       2004      1.425          1.761           310,643
                                                       2003      1.000          1.425            70,299

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.356          1.442                --
                                                       2005      1.274          1.356           144,145
                                                       2004      1.221          1.274           137,133
                                                       2003      1.000          1.221            77,447

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.163          1.237                --
                                                       2005      1.183          1.163           648,893
                                                       2004      1.137          1.183           424,807
                                                       2003      1.000          1.137           151,788

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.626          1.773                --
                                                       2005      1.477          1.626           284,596
                                                       2004      1.295          1.477           216,907
                                                       2003      1.000          1.295            56,684

  Travelers Equity Income Subaccount (5/03)..........  2006      1.354          1.421                --
                                                       2005      1.324          1.354           759,698
                                                       2004      1.230          1.324           438,598
                                                       2003      1.000          1.230           197,581

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.199          1.228                --
                                                       2005      1.194          1.199           302,030
                                                       2004      1.105          1.194           220,176
                                                       2003      1.000          1.105            47,057

  Travelers Federated Stock Subaccount (6/03)........  2006      1.392          1.439                --
                                                       2005      1.350          1.392            73,800
                                                       2004      1.247          1.350            82,274
                                                       2003      1.000          1.247            36,695

  Travelers Large Cap Subaccount (6/03)..............  2006      1.315          1.353                --
                                                       2005      1.235          1.315           271,963
                                                       2004      1.184          1.235           178,884
                                                       2003      1.000          1.184            83,869

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.164                --
                                                       2005      1.000          1.097           115,321

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.100                --
                                                       2005      0.998          1.064            22,907

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.119                --
                                                       2005      1.005          1.074           136,233

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.062                --
                                                       2005      1.015          1.043                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.441          1.527                --
                                                       2005      1.313          1.441           583,280
                                                       2004      1.157          1.313           388,377
                                                       2003      1.000          1.157            13,986

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.440          1.522                --
                                                       2005      1.427          1.440           475,226
                                                       2004      1.277          1.427           339,392
                                                       2003      1.000          1.277           107,711

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.235          1.273                --
                                                       2005      1.225          1.235         2,961,566
                                                       2004      1.122          1.225         1,976,993
                                                       2003      1.000          1.122           578,277

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.155          1.246                --
                                                       2005      1.107          1.155           207,080
                                                       2004      0.964          1.107            25,909

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.533          1.759                --
                                                       2005      1.430          1.533           322,263
                                                       2004      1.262          1.430           158,261
                                                       2003      1.000          1.262             4,015

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.341          1.420                --
                                                       2005      1.292          1.341            61,203
                                                       2004      1.187          1.292            33,805
                                                       2003      1.000          1.187            23,910

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.100                --
                                                       2005      1.045          1.047                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.098          1.107                --
                                                       2005      1.082          1.098           998,077
                                                       2004      0.979          1.082           114,432

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.018          1.007                --
                                                       2005      1.023          1.018           885,900
                                                       2004      1.012          1.023           587,025
                                                       2003      1.000          1.012           309,145

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.320          1.375                --
                                                       2005      1.321          1.320            40,765
                                                       2004      1.224          1.321            93,113
                                                       2003      1.000          1.224            29,152

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.268                --
                                                       2005      1.009          1.103             3,875

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.265                --
                                                       2005      1.043          1.105                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.066          1.025                --
                                                       2005      1.043          1.066           293,739
                                                       2004      0.979          1.043           118,760

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.674          1.601           751,372
                                                       2006      1.473          1.674           755,370
                                                       2005      1.445          1.473           817,856
                                                       2004      1.256          1.445           440,864
                                                       2003      1.000          1.256           196,779

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.329          1.463            12,266
                                                       2006      1.271          1.329            26,624
                                                       2005      1.203          1.271            26,630
                                                       2004      1.183          1.203            27,279
                                                       2003      1.000          1.183            25,844




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.361          1.324               --
                                                       2005      1.211          1.361               --
                                                       2004      1.142          1.211               --
                                                       2003      1.000          1.142               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.922          2.160           23,785
                                                       2006      1.630          1.922           23,786
                                                       2005      1.460          1.630               --
                                                       2004      1.315          1.460               --
                                                       2003      1.000          1.315               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.694          1.863           65,377
                                                       2006      1.570          1.694           66,007
                                                       2005      1.381          1.570          179,733
                                                       2004      1.254          1.381          132,567
                                                       2003      1.000          1.254           67,843

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.579          1.623           31,561
                                                       2006      1.401          1.579           31,184
                                                       2005      1.352          1.401           59,362
                                                       2004      1.252          1.352               --
                                                       2003      1.000          1.252               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.640          1.620               --
                                                       2005      1.417          1.640           36,725
                                                       2004      1.212          1.417            1,512
                                                       2003      1.000          1.212               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.698          2.205               --
                                                       2005      1.619          1.698          163,676
                                                       2004      1.259          1.619           58,985
                                                       2003      1.000          1.259               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.397          1.465               --
                                                       2006      1.225          1.397               --
                                                       2005      1.199          1.225               --
                                                       2004      1.167          1.199               --
                                                       2003      1.000          1.167               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.466          1.276            5,197
                                                       2006      1.444          1.466            5,201
                                                       2005      1.394          1.444           55,395
                                                       2004      1.279          1.394           18,094
                                                       2003      1.000          1.279            5,212

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.299          1.411               --
                                                       2005      1.205          1.299           46,365
                                                       2004      1.078          1.205               --
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.297          1.443               --
                                                       2005      1.203          1.297               --
                                                       2004      1.071          1.203               --
                                                       2003      1.000          1.071               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.733          1.990           36,684
                                                       2006      1.589          1.733           71,365
                                                       2005      1.392          1.589          143,776
                                                       2004      1.235          1.392           82,985
                                                       2003      1.000          1.235           65,788

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.540          1.608               --
                                                       2006      1.382          1.540               --
                                                       2005      1.170          1.382               --
                                                       2004      1.181          1.170               --
                                                       2003      1.000          1.181               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.179          2.459           41,409
                                                       2006      1.981          2.179           52,280
                                                       2005      1.715          1.981           48,506
                                                       2004      1.405          1.715            5,056
                                                       2003      1.000          1.405            5,056

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.434          1.662               --
                                                       2005      1.325          1.434           41,802
                                                       2004      1.202          1.325           41,807
                                                       2003      1.000          1.202           33,779

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.812          3.544           12,015
                                                       2006      2.243          2.812           12,016
                                                       2005      1.798          2.243               --
                                                       2004      1.473          1.798               --
                                                       2003      1.000          1.473               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.982          2.239           86,019
                                                       2006      1.667          1.982           94,875
                                                       2005      1.546          1.667           48,118
                                                       2004      1.333          1.546            9,059
                                                       2003      1.104          1.333            3,495

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.600          1.907               --
                                                       2005      1.501          1.600           24,769
                                                       2004      1.322          1.501           24,780
                                                       2003      1.000          1.322            5,260

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.050          1.071               --
                                                       2005      1.059          1.050          132,070
                                                       2004      0.991          1.059               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.217          1.255               --
                                                       2005      1.155          1.217               --
                                                       2004      1.090          1.155               --
                                                       2003      1.000          1.090               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.519          1.809               --
                                                       2006      1.459          1.519               --
                                                       2005      1.327          1.459               --
                                                       2004      1.187          1.327               --
                                                       2003      1.000          1.187               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.566          1.865               --
                                                       2006      1.484          1.566               --
                                                       2005      1.359          1.484               --
                                                       2004      1.381          1.359               --
                                                       2003      1.000          1.381               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.524          1.631               --
                                                       2006      1.320          1.524               --
                                                       2005      1.277          1.320               --
                                                       2004      1.249          1.277               --
                                                       2003      1.000          1.249               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.521          1.699               --
                                                       2005      1.494          1.521               --
                                                       2004      1.329          1.494               --
                                                       2003      1.000          1.329               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.622          1.558               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.500          1.547               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.497          1.537               --
                                                       2006      1.329          1.497               --
                                                       2005      1.302          1.329               --
                                                       2004      1.207          1.302               --
                                                       2003      1.000          1.207               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.691          1.614              796

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.654          1.682           12,991
                                                       2006      1.429          1.654           13,000
                                                       2005      1.371          1.429           13,010
                                                       2004      1.269          1.371           13,020
                                                       2003      1.000          1.269               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.390          1.387            3,398

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.818          1.958               --
                                                       2006      1.647          1.818               --
                                                       2005      1.605          1.647               --
                                                       2004      1.424          1.605               --
                                                       2003      1.000          1.424               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.122          1.218               --
                                                       2006      1.065          1.122               --
                                                       2005      1.042          1.065               --
                                                       2004      0.985          1.042               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.008          1.000               --
                                                       2006      0.989          1.008               --
                                                       2005      0.987          0.989               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.629          1.706               --
                                                       2006      1.409          1.629               --
                                                       2005      1.384          1.409               --
                                                       2004      1.305          1.384               --
                                                       2003      1.000          1.305               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.347          1.400               --
                                                       2006      1.320          1.347            3,468
                                                       2005      1.282          1.320            3,283
                                                       2004      1.303          1.282            3,511
                                                       2003      1.000          1.303            3,290

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.583          1.636               --
                                                       2006      1.457          1.583           41,265
                                                       2005      1.354          1.457           41,783
                                                       2004      1.268          1.354               --
                                                       2003      1.000          1.268               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.448          1.510               --
                                                       2006      1.317          1.448               --
                                                       2005      1.298          1.317               --
                                                       2004      1.224          1.298               --
                                                       2003      1.000          1.224               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.583          1.643               --
                                                       2006      1.380          1.583           18,380
                                                       2005      1.365          1.380           46,855
                                                       2004      1.238          1.365               --
                                                       2003      1.000          1.238               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.770          1.948               --
                                                       2006      1.612          1.770           22,839
                                                       2005      1.521          1.612           21,989
                                                       2004      1.253          1.521               --
                                                       2003      1.000          1.253               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.074          1.106               --
                                                       2005      1.057          1.074               --
                                                       2004      0.961          1.057               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.679          1.743               --
                                                       2006      1.770          1.679               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.287          1.295           62,211
                                                       2006      1.226          1.287          106,334

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.609          1.684               --
                                                       2006      1.525          1.609            7,312

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.670          1.676            8,207

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.301               --
                                                       2006      1.264          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.928          1.871           17,010
                                                       2006      1.756          1.928           44,353

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.654          2.112           36,050
                                                       2006      1.620          1.654           36,569

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.257          1.109               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.165          1.213               --
                                                       2006      1.106          1.165               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.290          1.349               --
                                                       2006      1.235          1.290               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093           27,062
                                                       2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.068          1.051           13,897
                                                       2006      0.963          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.417          1.552               --
                                                       2006      1.440          1.417               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.253          1.366               --
                                                       2006      1.267          1.253               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.162          2.262               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.370          1.443            4,483
                                                       2006      1.244          1.370           43,866

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           63,022
                                                       2006      1.003          1.216          109,995

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.119          1.180           35,247

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.519          1.561               --
                                                       2006      1.418          1.519               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.271               --
                                                       2006      1.100          1.153               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.191           69,013
                                                       2006      1.106          1.142           69,017

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.025          0.973           24,438
                                                       2006      1.003          1.025           12,096

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.478          1.741            2,584
                                                       2006      1.519          1.478            2,599

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.052          1.083           11,106

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.011          1.040          122,401
                                                       2006      0.993          1.011          122,004

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.364          1.388            8,350
                                                       2006      1.351          1.364            8,357

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.450          1.477           42,789
                                                       2006      1.419          1.450           42,792

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.068               --
                                                       2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.073               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.072               --
                                                       2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.073               --
                                                       2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.073               --
                                                       2006      1.002          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.353          1.379            7,166
                                                       2006      1.271          1.353            7,152

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.089           76,577
                                                       2006      0.996          1.047           76,834

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.137               --
                                                       2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.134          1.175               --
                                                       2006      1.071          1.134               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.056          1.080               --
                                                       2006      1.024          1.056               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993               --
                                                       2005      0.979          0.986          229,111
                                                       2004      0.990          0.979          228,855
                                                       2003      1.000          0.990               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.085          1.145               --
                                                       2005      1.049          1.085               --
                                                       2004      0.989          1.049               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.094          1.114               --
                                                       2006      1.110          1.094           29,371
                                                       2005      1.111          1.110          168,246
                                                       2004      1.042          1.111          141,085
                                                       2003      1.000          1.042          156,113

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.055          1.123           79,979
                                                       2006      1.039          1.055           79,984
                                                       2005      1.036          1.039               --
                                                       2004      1.009          1.036               --
                                                       2003      1.000          1.009               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.011          2.174               --
                                                       2006      1.609          2.011               --
                                                       2005      1.465          1.609               --
                                                       2004      1.288          1.465               --
                                                       2003      1.000          1.288               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.116          2.255               --
                                                       2006      1.843          2.116            5,940
                                                       2005      1.759          1.843               --
                                                       2004      1.424          1.759               --
                                                       2003      1.000          1.424               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.354          1.440               --
                                                       2005      1.273          1.354               --
                                                       2004      1.221          1.273               --
                                                       2003      1.000          1.221               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.161          1.235               --
                                                       2005      1.182          1.161               --
                                                       2004      1.136          1.182               --
                                                       2003      1.000          1.136               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.623          1.770               --
                                                       2005      1.475          1.623               --
                                                       2004      1.294          1.475               --
                                                       2003      1.000          1.294               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.353          1.419               --
                                                       2005      1.323          1.353           41,753
                                                       2004      1.230          1.323           41,759
                                                       2003      1.000          1.230           33,915

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.198          1.226               --
                                                       2005      1.193          1.198           74,051
                                                       2004      1.104          1.193           32,668
                                                       2003      1.000          1.104               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.390          1.437               --
                                                       2005      1.348          1.390               --
                                                       2004      1.246          1.348               --
                                                       2003      1.000          1.246               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.313          1.351               --
                                                       2005      1.234          1.313               --
                                                       2004      1.184          1.234               --
                                                       2003      1.000          1.184               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.164               --
                                                       2005      1.000          1.096               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.099               --
                                                       2005      0.998          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.118               --
                                                       2005      1.005          1.074               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.062               --
                                                       2005      1.015          1.043               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.439          1.525               --
                                                       2005      1.312          1.439           60,230
                                                       2004      1.157          1.312           14,500
                                                       2003      1.000          1.157               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.438          1.519               --
                                                       2005      1.426          1.438            2,616
                                                       2004      1.277          1.426               --
                                                       2003      1.000          1.277               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.233          1.271               --
                                                       2005      1.224          1.233           96,988
                                                       2004      1.122          1.224           97,035
                                                       2003      1.000          1.122           80,150

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.154          1.244               --
                                                       2005      1.107          1.154           44,022
                                                       2004      0.964          1.107               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.531          1.756               --
                                                       2005      1.429          1.531           30,965
                                                       2004      1.261          1.429               --
                                                       2003      1.000          1.261               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.339          1.418               --
                                                       2005      1.291          1.339               --
                                                       2004      1.187          1.291               --
                                                       2003      1.000          1.187               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.100               --
                                                       2005      1.045          1.047               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.097          1.106               --
                                                       2005      1.081          1.097               --
                                                       2004      0.979          1.081               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.017          1.006               --
                                                       2005      1.022          1.017           72,020
                                                       2004      1.011          1.022           10,747
                                                       2003      1.000          1.011           10,533

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.318          1.373               --
                                                       2005      1.320          1.318            8,228
                                                       2004      1.224          1.320            8,236
                                                       2003      1.000          1.224            8,236

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.267               --
                                                       2005      1.009          1.103               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.264               --
                                                       2005      1.043          1.104               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.065          1.024               --
                                                       2005      1.043          1.065          132,175
                                                       2004      0.979          1.043               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.671          1.597           73,600
                                                       2006      1.471          1.671          104,238
                                                       2005      1.443          1.471          157,662
                                                       2004      1.256          1.443           81,080
                                                       2003      1.000          1.256           66,375

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.326          1.459               --
                                                       2006      1.269          1.326               --
                                                       2005      1.202          1.269               --
                                                       2004      1.183          1.202               --
                                                       2003      1.000          1.183               --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.313          1.276                --
                                                       2005      1.168          1.313             2,338
                                                       2004      1.102          1.168                --
                                                       2003      1.000          1.102                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.761          1.978           309,544
                                                       2006      1.494          1.761           314,423
                                                       2005      1.339          1.494           315,630
                                                       2004      1.206          1.339             7,336
                                                       2003      1.000          1.206                --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.554          1.708         1,350,865
                                                       2006      1.441          1.554         1,413,823
                                                       2005      1.268          1.441         1,354,187
                                                       2004      1.152          1.268            24,629
                                                       2003      1.000          1.152                --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.448          1.488         1,328,431
                                                       2006      1.285          1.448         1,450,907
                                                       2005      1.241          1.285         1,458,706
                                                       2004      1.149          1.241            54,317
                                                       2003      1.000          1.149                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.534          1.514                --
                                                       2005      1.326          1.534           150,896
                                                       2004      1.134          1.326                --
                                                       2003      1.000          1.134                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.634          2.121                --
                                                       2005      1.559          1.634           151,319
                                                       2004      1.213          1.559            30,234
                                                       2003      1.000          1.213                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.302          1.364            41,147
                                                       2006      1.142          1.302            45,737
                                                       2005      1.119          1.142            48,606
                                                       2004      1.089          1.119                --
                                                       2003      1.000          1.089                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.358          1.181           100,733
                                                       2006      1.337          1.358           104,733
                                                       2005      1.292          1.337           125,124
                                                       2004      1.186          1.292                --
                                                       2003      1.000          1.186                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.298          1.409                --
                                                       2005      1.204          1.298         1,154,267
                                                       2004      1.082          1.204                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.295          1.441                --
                                                       2005      1.202          1.295           336,099
                                                       2004      1.123          1.202                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.628          1.867           333,425
                                                       2006      1.493          1.628           396,876
                                                       2005      1.308          1.493           361,210
                                                       2004      1.161          1.308                --
                                                       2003      1.000          1.161                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.426          1.488                --
                                                       2006      1.280          1.426                --
                                                       2005      1.085          1.280                --
                                                       2004      1.095          1.085                --
                                                       2003      1.017          1.095                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.962          2.213           287,565
                                                       2006      1.784          1.962           318,246
                                                       2005      1.545          1.784           262,262
                                                       2004      1.267          1.545            12,304
                                                       2003      1.000          1.267                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.339          1.551                --
                                                       2005      1.238          1.339            29,624
                                                       2004      1.124          1.238                --
                                                       2003      1.000          1.124                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.530          3.187           102,519
                                                       2006      2.019          2.530           212,545
                                                       2005      1.620          2.019           218,109
                                                       2004      1.328          1.620             2,949
                                                       2003      1.000          1.328                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.804          2.037           383,034
                                                       2006      1.518          1.804           240,657
                                                       2005      1.409          1.518           240,002
                                                       2004      1.215          1.409                --
                                                       2003      1.000          1.215                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.432          1.706                --
                                                       2005      1.344          1.432           857,133
                                                       2004      1.184          1.344            43,615
                                                       2003      1.000          1.184                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.049          1.070                --
                                                       2005      1.058          1.049           229,720
                                                       2004      0.991          1.058            25,778

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.173          1.209                --
                                                       2005      1.114          1.173                --
                                                       2004      1.051          1.114                --
                                                       2003      1.000          1.051                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.419          1.690                --
                                                       2006      1.364          1.419                --
                                                       2005      1.242          1.364                --
                                                       2004      1.111          1.242                --
                                                       2003      1.000          1.111                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.402          1.668            16,639
                                                       2006      1.329          1.402            18,945
                                                       2005      1.217          1.329            18,650
                                                       2004      1.238          1.217                --
                                                       2003      1.000          1.238                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.395          1.493                --
                                                       2006      1.209          1.395                --
                                                       2005      1.171          1.209                --
                                                       2004      1.145          1.171                --
                                                       2003      1.000          1.145                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.404          1.568                --
                                                       2005      1.380          1.404           167,108
                                                       2004      1.228          1.380                --
                                                       2003      1.000          1.228                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.473          1.415            47,790

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.379          1.422            27,036

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.393          1.429           114,906
                                                       2006      1.237          1.393           116,921
                                                       2005      1.213          1.237           107,307
                                                       2004      1.124          1.213                --
                                                       2003      1.000          1.124                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.529          1.459            64,155

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.481          1.505            48,396
                                                       2006      1.280          1.481            48,666
                                                       2005      1.228          1.280            44,662
                                                       2004      1.137          1.228            30,144
                                                       2003      1.000          1.137                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.259          1.255            48,527

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.626          1.749           100,612
                                                       2006      1.474          1.626           111,595
                                                       2005      1.436          1.474           107,652
                                                       2004      1.275          1.436            19,413
                                                       2003      1.000          1.275                --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.121          1.216            12,401
                                                       2006      1.064          1.121            12,408
                                                       2005      1.042          1.064                --
                                                       2004      0.985          1.042                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.006          0.998           112,661
                                                       2006      0.988          1.006           109,424
                                                       2005      0.987          0.988            63,886
                                                       2004      0.997          0.987            34,885
                                                       2003      0.998          0.997                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.473          1.543                --
                                                       2006      1.275          1.473            37,178
                                                       2005      1.253          1.275            34,803
                                                       2004      1.182          1.253             2,192
                                                       2003      1.000          1.182                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.219          1.267                --
                                                       2006      1.196          1.219            51,992
                                                       2005      1.161          1.196            48,233
                                                       2004      1.181          1.161            34,992
                                                       2003      1.000          1.181                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.439          1.487                --
                                                       2006      1.324          1.439            46,529
                                                       2005      1.232          1.324           119,126
                                                       2004      1.154          1.232               701
                                                       2003      1.000          1.154                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.332          1.388                --
                                                       2006      1.211          1.332            27,047
                                                       2005      1.195          1.211            15,341
                                                       2004      1.127          1.195                --
                                                       2003      0.996          1.127                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.472          1.527                --
                                                       2006      1.283          1.472           318,169
                                                       2005      1.270          1.283           387,681
                                                       2004      1.153          1.270                --
                                                       2003      0.996          1.153                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.640          1.804                --
                                                       2006      1.494          1.640           459,507
                                                       2005      1.411          1.494           435,887
                                                       2004      1.163          1.411            30,256
                                                       2003      1.000          1.163                --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.073          1.105                --
                                                       2005      1.057          1.073            90,812
                                                       2004      0.961          1.057                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.541          1.599            34,216
                                                       2006      1.625          1.541            35,647

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.244          1.251           391,651
                                                       2006      1.185          1.244           216,238

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.507          1.577                --
                                                       2006      1.428          1.507           191,200

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.563          1.569           222,875

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.300             3,805
                                                       2006      1.264          1.342             3,709

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.781          1.727            84,221
                                                       2006      1.623          1.781            82,738

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.546          1.973           138,693
                                                       2006      1.514          1.546           160,457

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.255          1.108                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.164          1.210            92,246
                                                       2006      1.105          1.164            92,362

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.226          1.281            60,575
                                                       2006      1.175          1.226            83,074

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.092           661,500
                                                       2006      1.001          1.073           258,340

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.068          1.051           659,411
                                                       2006      0.963          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.335          1.462            19,921
                                                       2006      1.357          1.335            20,042

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.252          1.365            15,616
                                                       2006      1.267          1.252            19,949

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.978          2.069                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.368          1.440           222,645
                                                       2006      1.243          1.368           224,693

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013           238,776
                                                       2006      1.003          1.215           262,394

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.063          1.121           588,838

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.439          1.478            12,724
                                                       2006      1.344          1.439            12,724

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.152          1.270                --
                                                       2006      1.099          1.152                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.189           483,228
                                                       2006      1.105          1.140           508,748

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.025          0.972           830,322
                                                       2006      1.003          1.025           728,169

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.341          1.580            36,256
                                                       2006      1.379          1.341            36,571

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.028          1.057           103,834

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.012          1.040         1,335,803
                                                       2006      0.993          1.012         1,621,168

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.317            98,084
                                                       2006      1.283          1.296            87,283

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.345          1.369           215,869
                                                       2006      1.316          1.345           236,255

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067           263,844
                                                       2006      1.002          1.056           375,314

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072            42,587
                                                       2006      1.001          1.038            19,867

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071                --
                                                       2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072           733,260
                                                       2006      1.002          1.050           723,125

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072           645,927
                                                       2006      1.002          1.055           707,477

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.276          1.301           630,795
                                                       2006      1.199          1.276           715,113

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.088         2,988,815
                                                       2006      0.996          1.047         3,160,323

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136             2,758
                                                       2006      0.998          1.064             2,904

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.133          1.174                --
                                                       2006      1.070          1.133           193,712

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.055          1.078           162,369
                                                       2006      1.023          1.055           159,898

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.993                --
                                                       2005      0.980          0.987           448,027
                                                       2004      0.992          0.980           270,004
                                                       2003      1.000          0.992                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.085          1.144                --
                                                       2005      1.048          1.085            58,921
                                                       2004      0.988          1.048                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.040          1.059                --
                                                       2006      1.056          1.040           588,966
                                                       2005      1.057          1.056           497,117
                                                       2004      0.992          1.057             2,005
                                                       2003      1.000          0.992                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.030          1.095           776,021
                                                       2006      1.014          1.030           640,014
                                                       2005      1.011          1.014           571,328
                                                       2004      0.986          1.011            85,953
                                                       2003      1.000          0.986                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.841          1.989                --
                                                       2006      1.473          1.841                --
                                                       2005      1.342          1.473                --
                                                       2004      1.181          1.342                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.892          2.016                --
                                                       2006      1.648          1.892           132,840
                                                       2005      1.574          1.648           134,921
                                                       2004      1.275          1.574                --
                                                       2003      1.000          1.275                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.277          1.357                --
                                                       2005      1.201          1.277            20,167
                                                       2004      1.152          1.201                --
                                                       2003      1.000          1.152                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.104          1.175                --
                                                       2005      1.125          1.104            59,071
                                                       2004      1.082          1.125                --
                                                       2003      1.000          1.082                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.491          1.625                --
                                                       2005      1.355          1.491            32,369
                                                       2004      1.190          1.355            23,092
                                                       2003      1.000          1.190                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (5/03)..........  2006      1.255          1.316                --
                                                       2005      1.228          1.255           164,775
                                                       2004      1.143          1.228            69,212
                                                       2003      1.000          1.143                --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.158          1.185                --
                                                       2005      1.155          1.158           182,070
                                                       2004      1.069          1.155            40,069
                                                       2003      1.000          1.069                --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.264          1.307                --
                                                       2005      1.227          1.264                --
                                                       2004      1.135          1.227                --
                                                       2003      1.000          1.135                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.248          1.283                --
                                                       2005      1.174          1.248            52,166
                                                       2004      1.126          1.174                --
                                                       2003      1.000          1.126                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.163                --
                                                       2005      1.000          1.096           100,596

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.028                --
                                                       2005      1.000          1.027            21,346

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.099                --
                                                       2005      0.998          1.063           565,659

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.117                --
                                                       2005      1.005          1.073           631,705

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.061                --
                                                       2005      1.015          1.043                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.348          1.428                --
                                                       2005      1.230          1.348           195,627
                                                       2004      1.085          1.230            39,904
                                                       2003      1.000          1.085                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.306          1.379                --
                                                       2005      1.296          1.306            31,140
                                                       2004      1.161          1.296             7,277
                                                       2003      1.000          1.161                --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.164          1.199                --
                                                       2005      1.155          1.164           708,243
                                                       2004      1.060          1.155            39,475
                                                       2003      1.000          1.060                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.153          1.243                --
                                                       2005      1.107          1.153           169,447
                                                       2004      0.964          1.107            17,723

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.415          1.623                --
                                                       2005      1.321          1.415            80,491
                                                       2004      1.167          1.321                --
                                                       2003      1.000          1.167                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.269          1.344                --
                                                       2005      1.224          1.269            12,724
                                                       2004      1.126          1.224                --
                                                       2003      0.991          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.099                --
                                                       2005      1.045          1.047                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.096          1.105                --
                                                       2005      1.081          1.096           499,012
                                                       2004      0.979          1.081                --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.994          0.983                --
                                                       2005      1.000          0.994            86,522
                                                       2004      0.989          1.000            19,704
                                                       2003      1.000          0.989                --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.227          1.278                --
                                                       2005      1.229          1.227            32,525
                                                       2004      1.140          1.229                --
                                                       2003      1.000          1.140                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.267                --
                                                       2005      1.009          1.103            23,481

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.264                --
                                                       2005      1.043          1.104               973

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.064          1.023                --
                                                       2005      1.042          1.064           175,319
                                                       2004      0.979          1.042                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.510          1.442           301,223
                                                       2006      1.330          1.510           306,543
                                                       2005      1.306          1.330           294,620
                                                       2004      1.137          1.306                --
                                                       2003      1.000          1.137                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.257          1.383                --
                                                       2006      1.203          1.257                --
                                                       2005      1.140          1.203                --
                                                       2004      1.123          1.140                --
                                                       2003      1.000          1.123                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.217          1.182              --
                                                       2005      1.084          1.217              --
                                                       2004      1.000          1.084              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.468          1.648              --
                                                       2006      1.247          1.468              --
                                                       2005      1.118          1.247              --
                                                       2004      1.000          1.118              --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.348          1.480              --
                                                       2006      1.251          1.348              --
                                                       2005      1.101          1.251              --
                                                       2004      1.000          1.101              --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.256          1.290              --
                                                       2006      1.115          1.256              --
                                                       2005      1.077          1.115              --
                                                       2004      1.000          1.077              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.345          1.328              --
                                                       2005      1.163          1.345              --
                                                       2004      1.000          1.163              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.259          1.633              --
                                                       2005      1.202          1.259           1,304
                                                       2004      1.000          1.202              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.202          1.259              --
                                                       2006      1.056          1.202              --
                                                       2005      1.034          1.056              --
                                                       2004      1.000          1.034              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.108          0.963              --
                                                       2006      1.092          1.108              --
                                                       2005      1.055          1.092              --
                                                       2004      1.000          1.055              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.199          1.302              --
                                                       2005      1.113          1.199              --
                                                       2004      1.000          1.113              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.182          1.314              --
                                                       2005      1.097          1.182              --
                                                       2004      1.000          1.097              --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.402          1.608             788
                                                       2006      1.287          1.402             883
                                                       2005      1.128          1.287             854
                                                       2004      1.000          1.128              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.355          1.414              --
                                                       2006      1.217          1.355              --
                                                       2005      1.032          1.217              --
                                                       2004      1.000          1.032              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.521          1.715             736
                                                       2006      1.384          1.521             805
                                                       2005      1.199          1.384             807
                                                       2004      1.000          1.199              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.175          1.361              --
                                                       2005      1.087          1.175              --
                                                       2004      1.000          1.087              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      1.842          2.319             272
                                                       2006      1.470          1.842             351
                                                       2005      1.180          1.470             389
                                                       2004      1.000          1.180              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.475          1.665              --
                                                       2006      1.242          1.475              --
                                                       2005      1.153          1.242              --
                                                       2004      1.000          1.153              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.208          1.439              --
                                                       2005      1.135          1.208              --
                                                       2004      1.000          1.135              --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.048          1.069              --
                                                       2005      1.058          1.048              --
                                                       2004      0.991          1.058              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.117          1.151              --
                                                       2005      1.061          1.117              --
                                                       2004      1.000          1.061              --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.216          1.447              --
                                                       2006      1.170          1.216              --
                                                       2005      1.065          1.170              --
                                                       2004      1.000          1.065              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.169          1.391              --
                                                       2006      1.109          1.169              --
                                                       2005      1.017          1.109              --
                                                       2004      1.000          1.017              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.219          1.303              --
                                                       2006      1.057          1.219              --
                                                       2005      1.024          1.057              --
                                                       2004      1.000          1.024              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.134          1.265              --
                                                       2005      1.115          1.134              --
                                                       2004      1.000          1.115              --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.242          1.192           1,044

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.241          1.279              --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.248          1.280              --
                                                       2006      1.108          1.248              --
                                                       2005      1.087          1.108              --
                                                       2004      1.000          1.087              --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.284          1.224              --

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.287          1.307              --
                                                       2006      1.113          1.287              --
                                                       2005      1.068          1.113              --
                                                       2004      1.000          1.068              --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.086          1.083              --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.266          1.362              --
                                                       2006      1.149          1.266              --
                                                       2005      1.120          1.149              --
                                                       2004      1.000          1.120              --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.119          1.213              --
                                                       2006      1.063          1.119              --
                                                       2005      1.041          1.063              --
                                                       2004      0.985          1.041              --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.008          0.999              --
                                                       2006      0.991          1.008              --
                                                       2005      0.990          0.991              --
                                                       2004      1.000          0.990              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.237          1.295              --
                                                       2006      1.071          1.237              --
                                                       2005      1.053          1.071              --
                                                       2004      1.000          1.053              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.052          1.094              --
                                                       2006      1.033          1.052              --
                                                       2005      1.004          1.033              --
                                                       2004      1.000          1.004              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.213          1.253              --
                                                       2006      1.117          1.213           1,017
                                                       2005      1.040          1.117             984
                                                       2004      1.000          1.040              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.199          1.249              --
                                                       2006      1.091          1.199              --
                                                       2005      1.076          1.091              --
                                                       2004      1.000          1.076              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.279          1.327              --
                                                       2006      1.116          1.279              --
                                                       2005      1.105          1.116              --
                                                       2004      1.000          1.105              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.375          1.513              --
                                                       2006      1.253          1.375             908
                                                       2005      1.184          1.253             870
                                                       2004      1.000          1.184              --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.072          1.104              --
                                                       2005      1.056          1.072              --
                                                       2004      0.961          1.056              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.267          1.314              --
                                                       2006      1.337          1.267              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.147          1.152              --
                                                       2006      1.093          1.147              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.369          1.432              --
                                                       2006      1.298          1.369              --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.420          1.425              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.341          1.298              --
                                                       2006      1.263          1.341              --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.534          1.487              --
                                                       2006      1.398          1.534              --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.355          1.728              --
                                                       2006      1.328          1.355              --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.254          1.106              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.162          1.208              --
                                                       2006      1.104          1.162              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.123          1.173              --
                                                       2006      1.076          1.123              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.091              --
                                                       2006      1.001          1.073              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.067          1.050           1,194
                                                       2006      0.963          1.067              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.181          1.292              --
                                                       2006      1.201          1.181              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.251          1.363              --
                                                       2006      1.266          1.251              --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.694          1.771              --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.366          1.438              --
                                                       2006      1.242          1.366              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012           1,821
                                                       2006      1.003          1.215           1,507

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.024          1.080              --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.300          1.335              --
                                                       2006      1.214          1.300              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.151          1.268              --
                                                       2006      1.099          1.151              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.187           3,167
                                                       2006      1.104          1.139           3,229

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.024          0.971           1,304
                                                       2006      1.003          1.024              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.136          1.337              --
                                                       2006      1.169          1.136              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.048              --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.022          1.049           3,224
                                                       2006      1.003          1.022              --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.166          1.185              --
                                                       2006      1.156          1.166              --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.200          1.221              --
                                                       2006      1.174          1.200              --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066              --
                                                       2006      1.002          1.056              --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071              --
                                                       2006      1.001          1.038              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070              --
                                                       2006      1.002          1.045              --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071              --
                                                       2006      1.002          1.050              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071              --
                                                       2006      1.002          1.055              --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.192          1.214              --
                                                       2006      1.120          1.192              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087              --
                                                       2006      0.996          1.046              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136              --
                                                       2006      0.998          1.064              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.131          1.172              --
                                                       2006      1.069          1.131              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.053          1.076              --
                                                       2006      1.022          1.053              --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.003              --
                                                       2005      0.991          0.997              --
                                                       2004      1.000          0.991              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.084          1.143              --
                                                       2005      1.048          1.084              --
                                                       2004      0.988          1.048              --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.002          1.020              --
                                                       2006      1.018          1.002              --
                                                       2005      1.020          1.018              --
                                                       2004      1.000          1.020              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.020          1.085              --
                                                       2006      1.005          1.020              --
                                                       2005      1.003          1.005              --
                                                       2004      1.000          1.003              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.576          1.703              --
                                                       2006      1.262          1.576              --
                                                       2005      1.150          1.262              --
                                                       2004      1.000          1.150              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.416          1.509              --
                                                       2006      1.235          1.416             880
                                                       2005      1.180          1.235             875
                                                       2004      1.000          1.180              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.130          1.201              --
                                                       2005      1.063          1.130              --
                                                       2004      1.000          1.063              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.012          1.076              --
                                                       2005      1.031          1.012              --
                                                       2004      1.000          1.031              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.227          1.337              --
                                                       2005      1.116          1.227              --
                                                       2004      1.000          1.116              --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.120          1.174              --
                                                       2005      1.097          1.120              --
                                                       2004      1.000          1.097              --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.068          1.093              --
                                                       2005      1.065          1.068              --
                                                       2004      1.000          1.065              --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.117          1.154              --
                                                       2005      1.085          1.117              --
                                                       2004      1.000          1.085              --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.124          1.156              --
                                                       2005      1.058          1.124              --
                                                       2004      1.000          1.058              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.162              --
                                                       2005      1.000          1.096              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028              --
                                                       2005      1.000          1.026              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.098              --
                                                       2005      0.998          1.063              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.117              --
                                                       2005      1.005          1.073              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.060              --
                                                       2005      1.014          1.042              --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.225          1.298              --
                                                       2005      1.118          1.225              --
                                                       2004      1.000          1.118              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.107          1.169              --
                                                       2005      1.098          1.107              --
                                                       2004      1.000          1.098              --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.087          1.120              --
                                                       2005      1.080          1.087              --
                                                       2004      1.000          1.080              --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.152          1.242              --
                                                       2005      1.106          1.152              --
                                                       2004      0.964          1.106              --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.220          1.398              --
                                                       2005      1.139          1.220              --
                                                       2004      1.000          1.139              --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.147          1.214              --
                                                       2005      1.107          1.147              --
                                                       2004      1.000          1.107              --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.099              --
                                                       2005      1.045          1.046              --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.095          1.104              --
                                                       2005      1.081          1.095           3,054
                                                       2004      0.978          1.081              --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.986          0.975              --
                                                       2005      0.992          0.986              --
                                                       2004      1.000          0.992              --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.099          1.144              --
                                                       2005      1.101          1.099              --
                                                       2004      1.000          1.101              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.266              --
                                                       2005      1.009          1.102              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.263              --
                                                       2005      1.043          1.104              --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.063          1.022              --
                                                       2005      1.042          1.063              --
                                                       2004      0.979          1.042              --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.311          1.252              --
                                                       2006      1.156          1.311              --
                                                       2005      1.135          1.156              --
                                                       2004      1.000          1.135              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.149          1.263              --
                                                       2006      1.101          1.149              --
                                                       2005      1.043          1.101              --
                                                       2004      1.000          1.043              --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.356          1.316                --
                                                       2005      1.208          1.356            58,269
                                                       2004      1.141          1.208            58,274
                                                       2003      1.000          1.141            34,659

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.911          2.145           323,535
                                                       2006      1.624          1.911           340,407
                                                       2005      1.457          1.624           411,831
                                                       2004      1.313          1.457           346,183
                                                       2003      1.000          1.313            67,280

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.685          1.850           840,289
                                                       2006      1.564          1.685           926,141
                                                       2005      1.377          1.564         1,170,033
                                                       2004      1.253          1.377           960,973
                                                       2003      1.000          1.253           103,752

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.571          1.612           779,402
                                                       2006      1.395          1.571           919,233
                                                       2005      1.349          1.395         1,040,719
                                                       2004      1.250          1.349           768,932
                                                       2003      1.000          1.250           150,791

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.633          1.612                --
                                                       2005      1.414          1.633           187,401
                                                       2004      1.210          1.414           172,456
                                                       2003      1.000          1.210            26,959

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.692          2.193                --
                                                       2005      1.615          1.692           209,754
                                                       2004      1.258          1.615           150,096
                                                       2003      1.000          1.258            44,089

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.390          1.455             8,837
                                                       2006      1.221          1.390             4,663
                                                       2005      1.197          1.221            10,393
                                                       2004      1.166          1.197            11,209
                                                       2003      1.000          1.166                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.458          1.267           187,489
                                                       2006      1.438          1.458           231,611
                                                       2005      1.391          1.438           416,941
                                                       2004      1.278          1.391           374,826
                                                       2003      1.000          1.278            50,060

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.295          1.405                --
                                                       2005      1.203          1.295           200,301
                                                       2004      1.078          1.203            46,933
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.293          1.438                --
                                                       2005      1.201          1.293           165,785
                                                       2004      1.071          1.201            79,481
                                                       2003      1.000          1.071                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.724          1.976           324,979
                                                       2006      1.583          1.724           369,629
                                                       2005      1.388          1.583           398,076
                                                       2004      1.234          1.388           383,209
                                                       2003      1.000          1.234            71,351

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.532          1.597            30,469
                                                       2006      1.377          1.532            32,227
                                                       2005      1.167          1.377            34,141
                                                       2004      1.179          1.167            33,614
                                                       2003      1.000          1.179                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.167          2.442           271,682
                                                       2006      1.973          2.167           273,605
                                                       2005      1.710          1.973           260,177
                                                       2004      1.404          1.710           175,751
                                                       2003      1.000          1.404            67,883

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.429          1.653                --
                                                       2005      1.322          1.429           231,831
                                                       2004      1.201          1.322           188,296
                                                       2003      1.000          1.201            33,228

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.797          3.519           234,874
                                                       2006      2.234          2.797           257,831
                                                       2005      1.794          2.234           332,809
                                                       2004      1.472          1.794           286,267
                                                       2003      1.000          1.472            46,788

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.971          2.224           313,231
                                                       2006      1.661          1.971           352,967
                                                       2005      1.542          1.661           336,958
                                                       2004      1.331          1.542           302,044
                                                       2003      1.104          1.331            93,864

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.594          1.897                --
                                                       2005      1.498          1.594           156,524
                                                       2004      1.321          1.498            91,248
                                                       2003      1.000          1.321            18,923

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.047          1.068                --
                                                       2005      1.058          1.047            64,757
                                                       2004      0.991          1.058            11,564

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.213          1.250                --
                                                       2005      1.153          1.213            18,631
                                                       2004      1.089          1.153            31,761
                                                       2003      1.000          1.089            35,512

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.510          1.796            48,456
                                                       2006      1.453          1.510            62,972
                                                       2005      1.324          1.453           132,784
                                                       2004      1.186          1.324           132,640
                                                       2003      1.000          1.186            16,568

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.557          1.852            77,926
                                                       2006      1.478          1.557            77,320
                                                       2005      1.355          1.478            91,738
                                                       2004      1.379          1.355            86,670
                                                       2003      1.000          1.379            73,510

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.515          1.619                --
                                                       2006      1.315          1.515                --
                                                       2005      1.274          1.315                --
                                                       2004      1.248          1.274                --
                                                       2003      1.000          1.248               672

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.515          1.690                --
                                                       2005      1.491          1.515           271,562
                                                       2004      1.328          1.491           236,637
                                                       2003      1.000          1.328           201,678

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.612          1.547            93,036

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.491          1.537            26,537

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.489          1.527           355,728
                                                       2006      1.324          1.489           430,201
                                                       2005      1.299          1.324           458,582
                                                       2004      1.206          1.299           312,187
                                                       2003      1.000          1.206            90,518

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.681          1.602           127,981

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.645          1.670           138,523
                                                       2006      1.424          1.645           145,156
                                                       2005      1.367          1.424           162,254
                                                       2004      1.268          1.367           217,762
                                                       2003      1.000          1.268           223,006

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.382          1.377            61,353

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.808          1.944           226,394
                                                       2006      1.641          1.808           242,753
                                                       2005      1.601          1.641           246,040
                                                       2004      1.423          1.601           253,711
                                                       2003      1.000          1.423           145,121

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.118          1.211                --
                                                       2006      1.062          1.118                --
                                                       2005      1.041          1.062                --
                                                       2004      0.985          1.041                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.003          0.993             9,408
                                                       2006      0.986          1.003            10,159
                                                       2005      0.985          0.986            66,884
                                                       2004      0.997          0.985            63,904
                                                       2003      1.000          0.997                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.620          1.696                --
                                                       2006      1.404          1.620           132,786
                                                       2005      1.380          1.404           137,076
                                                       2004      1.304          1.380           137,219
                                                       2003      1.000          1.304            45,334

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.339          1.392                --
                                                       2006      1.315          1.339            62,379
                                                       2005      1.279          1.315            60,474
                                                       2004      1.302          1.279            69,869
                                                       2003      1.000          1.302             5,538

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.575          1.627                --
                                                       2006      1.451          1.575            98,486
                                                       2005      1.351          1.451            75,387
                                                       2004      1.267          1.351            55,408
                                                       2003      1.000          1.267            10,357

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.441          1.501                --
                                                       2006      1.311          1.441            26,822
                                                       2005      1.295          1.311            27,856
                                                       2004      1.223          1.295             8,022
                                                       2003      1.000          1.223             2,317

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.575          1.633                --
                                                       2006      1.374          1.575           205,401
                                                       2005      1.362          1.374           209,435
                                                       2004      1.237          1.362           118,581
                                                       2003      1.000          1.237            23,042

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.761          1.936                --
                                                       2006      1.605          1.761           278,786
                                                       2005      1.518          1.605           288,998
                                                       2004      1.252          1.518           172,579
                                                       2003      1.000          1.252            67,892

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.072          1.103                --
                                                       2005      1.056          1.072            11,798
                                                       2004      0.961          1.056             4,959

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.670          1.731           124,262
                                                       2006      1.762          1.670           127,835

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.280          1.286            80,418
                                                       2006      1.220          1.280           128,223

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.600          1.674                --
                                                       2006      1.518          1.600           195,057

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.660          1.665           151,077

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296           136,515
                                                       2006      1.263          1.340                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.917          1.858            57,649
                                                       2006      1.748          1.917            26,984

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.645          2.098           147,894
                                                       2006      1.612          1.645           111,990

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.253          1.105            14,169

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.160          1.206             8,660
                                                       2006      1.103          1.160             8,653

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.283          1.339           356,289
                                                       2006      1.230          1.283           347,438

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090           535,919
                                                       2006      1.001          1.073           309,301

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.067          1.049           551,209
                                                       2006      0.963          1.067            62,536

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.409          1.541            57,473
                                                       2006      1.433          1.409            60,791

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.250          1.361                --
                                                       2006      1.266          1.250                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.149          2.246            10,369

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.435           217,878
                                                       2006      1.241          1.365           227,594

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           317,370
                                                       2006      1.003          1.214           331,168

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.112          1.172           195,399

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.511          1.550                --
                                                       2006      1.412          1.511            50,321

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.151          1.267                --
                                                       2006      1.098          1.151            10,315

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.185           127,296
                                                       2006      1.103          1.137           152,902

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.024          0.970           755,921
                                                       2006      1.003          1.024           781,804

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.470          1.729           321,911
                                                       2006      1.513          1.470           325,521

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.046          1.075           119,566

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.006          1.033           736,288
                                                       2006      0.988          1.006           650,299

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.357          1.378            48,366
                                                       2006      1.345          1.357            54,268

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.442          1.467           121,861
                                                       2006      1.412          1.442           123,640

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065                --
                                                       2006      1.002          1.055                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            20,960
                                                       2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070            14,849
                                                       2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070                --
                                                       2006      1.002          1.050            51,029

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070            63,818
                                                       2006      1.002          1.054            13,566

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.346          1.370           574,756
                                                       2006      1.265          1.346           570,491

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086           313,974
                                                       2006      0.996          1.046           513,745

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135            31,844
                                                       2006      0.998          1.064            77,972

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.130          1.170                --
                                                       2006      1.068          1.130            38,524

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.052          1.074           144,556
                                                       2006      1.021          1.052           144,733

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.982          0.988                --
                                                       2005      0.977          0.982           380,021
                                                       2004      0.989          0.977           473,317
                                                       2003      1.000          0.989            14,082

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.083          1.141                --
                                                       2005      1.048          1.083             3,346
                                                       2004      0.988          1.048                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.088          1.108                --
                                                       2006      1.106          1.088           205,514
                                                       2005      1.108          1.106           321,796
                                                       2004      1.041          1.108           219,895
                                                       2003      1.000          1.041            56,875

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.050          1.116           318,814
                                                       2006      1.034          1.050           345,938
                                                       2005      1.033          1.034           461,769
                                                       2004      1.008          1.033           389,671
                                                       2003      1.000          1.008           258,050

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.000          2.161                --
                                                       2006      1.603          2.000            11,334
                                                       2005      1.462          1.603            14,163
                                                       2004      1.287          1.462            32,424
                                                       2003      1.000          1.287            50,023

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.104          2.242                --
                                                       2006      1.836          2.104            90,965
                                                       2005      1.755          1.836           104,389
                                                       2004      1.423          1.755            41,814
                                                       2003      1.000          1.423                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.349          1.433                --
                                                       2005      1.270          1.349           115,573
                                                       2004      1.220          1.270           117,877
                                                       2003      1.000          1.220            10,359

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.156          1.230                --
                                                       2005      1.179          1.156           131,756
                                                       2004      1.135          1.179            92,467
                                                       2003      1.000          1.135             7,798

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.617          1.762                --
                                                       2005      1.472          1.617           190,771
                                                       2004      1.293          1.472           177,923
                                                       2003      1.000          1.293            18,218

  Travelers Equity Income Subaccount (5/03)..........  2006      1.347          1.412                --
                                                       2005      1.320          1.347           127,850
                                                       2004      1.229          1.320           115,335
                                                       2003      1.000          1.229            45,432

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.193          1.220                --
                                                       2005      1.190          1.193           116,014
                                                       2004      1.103          1.190            60,381
                                                       2003      1.000          1.103            21,362

  Travelers Federated Stock Subaccount (6/03)........  2006      1.385          1.430                --
                                                       2005      1.345          1.385            23,564
                                                       2004      1.245          1.345            15,490
                                                       2003      1.000          1.245             5,945

  Travelers Large Cap Subaccount (6/03)..............  2006      1.308          1.345                --
                                                       2005      1.231          1.308            45,547
                                                       2004      1.183          1.231            45,863
                                                       2003      1.000          1.183             2,806

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.095          1.162                --
                                                       2005      1.000          1.095                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027                --
                                                       2005      1.000          1.026                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.098                --
                                                       2005      0.998          1.062                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.116                --
                                                       2005      1.005          1.073            12,210

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.060                --
                                                       2005      1.014          1.042                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.433          1.518                --
                                                       2005      1.309          1.433           107,239
                                                       2004      1.156          1.309            91,740
                                                       2003      1.000          1.156            48,161

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.433          1.513                --
                                                       2005      1.422          1.433           216,048
                                                       2004      1.276          1.422           102,412
                                                       2003      1.000          1.276            40,154

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.228          1.265                --
                                                       2005      1.221          1.228           692,315
                                                       2004      1.121          1.221           688,103
                                                       2003      1.000          1.121           421,068

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.151          1.241                --
                                                       2005      1.106          1.151           196,506
                                                       2004      0.964          1.106           100,462

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.525          1.748                --
                                                       2005      1.425          1.525            45,767
                                                       2004      1.260          1.425            22,406
                                                       2003      1.000          1.260                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.334          1.412                --
                                                       2005      1.288          1.334            50,490
                                                       2004      1.186          1.288                --
                                                       2003      1.000          1.186                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.098                --
                                                       2005      1.044          1.046                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.094          1.103                --
                                                       2005      1.080          1.094            99,490
                                                       2004      0.978          1.080            45,761

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.013          1.001                --
                                                       2005      1.020          1.013           124,968
                                                       2004      1.010          1.020           118,822
                                                       2003      1.000          1.010            86,278

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.313          1.367                --
                                                       2005      1.317          1.313            12,667
                                                       2004      1.223          1.317            12,026
                                                       2003      1.000          1.223            10,833

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.266                --
                                                       2005      1.009          1.102                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.263                --
                                                       2005      1.043          1.103                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.062          1.021                --
                                                       2005      1.041          1.062           144,929
                                                       2004      0.979          1.041            85,213

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.662          1.586           123,534
                                                       2006      1.465          1.662           126,128
                                                       2005      1.440          1.465           124,731
                                                       2004      1.255          1.440            75,687
                                                       2003      1.000          1.255            32,634

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.319          1.449                --
                                                       2006      1.264          1.319                --
                                                       2005      1.199          1.264                --
                                                       2004      1.182          1.199                --
                                                       2003      1.000          1.182                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.215          1.179                --
                                                       2005      1.083          1.215                --
                                                       2004      1.000          1.083                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.464          1.642                --
                                                       2006      1.244          1.464                --
                                                       2005      1.117          1.244                --
                                                       2004      1.000          1.117                --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.344          1.475                --
                                                       2006      1.248          1.344                --
                                                       2005      1.100          1.248                --
                                                       2004      1.000          1.100                --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.252          1.285             7,514
                                                       2006      1.113          1.252             7,634
                                                       2005      1.077          1.113             7,713
                                                       2004      1.000          1.077                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.342          1.325                --
                                                       2005      1.162          1.342                --
                                                       2004      1.000          1.162                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.257          1.628                --
                                                       2005      1.201          1.257             6,786
                                                       2004      1.000          1.201                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.199          1.254                --
                                                       2006      1.054          1.199                --
                                                       2005      1.033          1.054                --
                                                       2004      1.000          1.033                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.105          0.960                --
                                                       2006      1.090          1.105                --
                                                       2005      1.054          1.090                --
                                                       2004      1.000          1.054                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.197          1.299                --
                                                       2005      1.112          1.197                --
                                                       2004      1.000          1.112                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.179          1.311                --
                                                       2005      1.097          1.179                --
                                                       2004      1.000          1.097                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.398          1.602             6,112
                                                       2006      1.285          1.398             6,799
                                                       2005      1.127          1.285             6,666
                                                       2004      1.000          1.127                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.351          1.408                --
                                                       2006      1.215          1.351                --
                                                       2005      1.031          1.215                --
                                                       2004      1.000          1.031                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.516          1.708                --
                                                       2006      1.381          1.516                --
                                                       2005      1.198          1.381                --
                                                       2004      1.000          1.198                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.173          1.357                --
                                                       2005      1.087          1.173                --
                                                       2004      1.000          1.087                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      1.837          2.310                --
                                                       2006      1.468          1.837                --
                                                       2005      1.179          1.468                --
                                                       2004      1.000          1.179                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.471          1.659                --
                                                       2006      1.240          1.471                --
                                                       2005      1.152          1.240                --
                                                       2004      1.000          1.152                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.206          1.435                --
                                                       2005      1.134          1.206             7,298
                                                       2004      1.000          1.134                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.046          1.067                --
                                                       2005      1.057          1.046                --
                                                       2004      0.991          1.057                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.115          1.148                --
                                                       2005      1.060          1.115                --
                                                       2004      1.000          1.060                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.213          1.441                --
                                                       2006      1.167          1.213                --
                                                       2005      1.064          1.167                --
                                                       2004      1.000          1.064                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.166          1.386                --
                                                       2006      1.107          1.166                --
                                                       2005      1.016          1.107                --
                                                       2004      1.000          1.016                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.215          1.298                --
                                                       2006      1.055          1.215                --
                                                       2005      1.023          1.055                --
                                                       2004      1.000          1.023                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.132          1.262                --
                                                       2005      1.114          1.132                --
                                                       2004      1.000          1.114                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.238          1.188                --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.237          1.274                --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.244          1.275                --
                                                       2006      1.106          1.244                --
                                                       2005      1.086          1.106                --
                                                       2004      1.000          1.086                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.280          1.220                --

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.283          1.302                --
                                                       2006      1.111          1.283                --
                                                       2005      1.067          1.111                --
                                                       2004      1.000          1.067                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.083          1.079                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.263          1.357                --
                                                       2006      1.146          1.263                --
                                                       2005      1.119          1.146                --
                                                       2004      1.000          1.119                --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.116          1.209                --
                                                       2006      1.061          1.116                --
                                                       2005      1.040          1.061                --
                                                       2004      0.985          1.040                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.006          0.995             9,730
                                                       2006      0.989          1.006             9,418
                                                       2005      0.989          0.989             8,717
                                                       2004      1.000          0.989                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.234          1.291                --
                                                       2006      1.070          1.234                --
                                                       2005      1.052          1.070                --
                                                       2004      1.000          1.052                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.049          1.091                --
                                                       2006      1.031          1.049                --
                                                       2005      1.003          1.031                --
                                                       2004      1.000          1.003                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.210          1.249                --
                                                       2006      1.115          1.210                --
                                                       2005      1.039          1.115                --
                                                       2004      1.000          1.039                --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.195          1.246                --
                                                       2006      1.089          1.195                --
                                                       2005      1.076          1.089                --
                                                       2004      1.000          1.076                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.276          1.323                --
                                                       2006      1.114          1.276             7,582
                                                       2005      1.104          1.114             7,685
                                                       2004      1.000          1.104                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.372          1.508                --
                                                       2006      1.251          1.372                --
                                                       2005      1.183          1.251                --
                                                       2004      1.000          1.183                --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.071          1.102                --
                                                       2005      1.056          1.071                --
                                                       2004      0.961          1.056                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.264          1.309                --
                                                       2006      1.334          1.264                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.144          1.148                --
                                                       2006      1.091          1.144                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.428                --
                                                       2006      1.296          1.365                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.419                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.338          1.294                --
                                                       2006      1.262          1.338                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.530          1.482                --
                                                       2006      1.395          1.530                --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.351          1.722                --
                                                       2006      1.325          1.351                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.252          1.104                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.159          1.204                --
                                                       2006      1.102          1.159                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.120          1.168                --
                                                       2006      1.074          1.120                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.089            17,763
                                                       2006      1.001          1.072             9,022

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.067          1.048                --
                                                       2006      0.963          1.067                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.178          1.288                --
                                                       2006      1.198          1.178                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.249          1.359                --
                                                       2006      1.265          1.249                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.688          1.764                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.363          1.433                --
                                                       2006      1.239          1.363                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010             9,391
                                                       2006      1.003          1.214             7,722

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.021          1.076                --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.297          1.330                --
                                                       2006      1.212          1.297                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.150          1.266                --
                                                       2006      1.098          1.150                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.183             9,573
                                                       2006      1.102          1.136             9,573

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.024          0.970                --
                                                       2006      1.003          1.024                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.133          1.332                --
                                                       2006      1.166          1.133                --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.044             9,323

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.045         1,840,484
                                                       2006      1.001          1.019         1,168,622

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.163          1.181                --
                                                       2006      1.153          1.163                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.196          1.216             7,990
                                                       2006      1.172          1.196             8,033

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064            39,627
                                                       2006      1.002          1.055            39,664

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070            10,580
                                                       2006      1.001          1.037            10,580

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069                --
                                                       2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069                --
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069           104,041
                                                       2006      1.002          1.054           108,635

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.189          1.210             8,009
                                                       2006      1.118          1.189             8,053

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085             8,884
                                                       2006      0.996          1.046             9,237

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134                --
                                                       2006      0.998          1.063                --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.128          1.168                --
                                                       2006      1.067          1.128                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.051          1.072                --
                                                       2006      1.020          1.051                --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001                --
                                                       2005      0.990          0.995                --
                                                       2004      1.000          0.990                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.082          1.140                --
                                                       2005      1.047          1.082             7,841
                                                       2004      0.988          1.047                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      0.999          1.017                --
                                                       2006      1.016          0.999                --
                                                       2005      1.019          1.016                --
                                                       2004      1.000          1.019                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.017          1.081                --
                                                       2006      1.003          1.017                --
                                                       2005      1.002          1.003                --
                                                       2004      1.000          1.002                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.572          1.697                --
                                                       2006      1.260          1.572                --
                                                       2005      1.149          1.260                --
                                                       2004      1.000          1.149                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.412          1.504                --
                                                       2006      1.233          1.412                --
                                                       2005      1.179          1.233                --
                                                       2004      1.000          1.179                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.128          1.198                --
                                                       2005      1.062          1.128                --
                                                       2004      1.000          1.062                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.010          1.074                --
                                                       2005      1.030          1.010                --
                                                       2004      1.000          1.030                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.224          1.334                --
                                                       2005      1.115          1.224                --
                                                       2004      1.000          1.115                --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.118          1.172                --
                                                       2005      1.096          1.118             7,621
                                                       2004      1.000          1.096                --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.066          1.091                --
                                                       2005      1.064          1.066                --
                                                       2004      1.000          1.064                --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.115          1.152                --
                                                       2005      1.084          1.115                --
                                                       2004      1.000          1.084                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.122          1.153                --
                                                       2005      1.057          1.122                --
                                                       2004      1.000          1.057                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.095          1.161                --
                                                       2005      1.000          1.095                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027                --
                                                       2005      1.000          1.026            10,313

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.097                --
                                                       2005      0.998          1.062                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.072          1.116                --
                                                       2005      1.005          1.072           102,060

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.059                --
                                                       2005      1.014          1.042                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.223          1.296                --
                                                       2005      1.118          1.223                --
                                                       2004      1.000          1.118                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.105          1.166                --
                                                       2005      1.098          1.105                --
                                                       2004      1.000          1.098                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.085          1.118                --
                                                       2005      1.079          1.085             7,906
                                                       2004      1.000          1.079                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.150          1.239                --
                                                       2005      1.106          1.150                --
                                                       2004      0.964          1.106                --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.218          1.395                --
                                                       2005      1.138          1.218                --
                                                       2004      1.000          1.138                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.145          1.212                --
                                                       2005      1.106          1.145                --
                                                       2004      1.000          1.106                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.098                --
                                                       2005      1.044          1.046                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.094          1.102                --
                                                       2005      1.080          1.094             9,573
                                                       2004      0.978          1.080                --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.984          0.973                --
                                                       2005      0.992          0.984             8,795
                                                       2004      1.000          0.992                --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.097          1.142                --
                                                       2005      1.100          1.097                --
                                                       2004      1.000          1.100                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.265                --
                                                       2005      1.009          1.102                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.262                --
                                                       2005      1.043          1.103                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.061          1.020                --
                                                       2005      1.041          1.061                --
                                                       2004      0.979          1.041                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.308          1.247                --
                                                       2006      1.153          1.308                --
                                                       2005      1.134          1.153                --
                                                       2004      1.000          1.134                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.146          1.258                --
                                                       2006      1.099          1.146                --
                                                       2005      1.043          1.099                --
                                                       2004      1.000          1.043                --




           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.186          1.151               --
                                                       2005      1.058          1.186            8,001
                                                       2004      1.000          1.058               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.457          1.634          201,213
                                                       2006      1.239          1.457          213,174
                                                       2005      1.113          1.239          197,430
                                                       2004      1.000          1.113            6,182

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.325          1.453          556,245
                                                       2006      1.231          1.325          574,460
                                                       2005      1.086          1.231          579,365
                                                       2004      1.000          1.086           10,267

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.237          1.269          519,122
                                                       2006      1.100          1.237          531,926
                                                       2005      1.065          1.100          529,827
                                                       2004      1.000          1.065            6,387

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.349          1.331               --
                                                       2005      1.169          1.349          649,909
                                                       2004      1.000          1.169            2,454

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.347          1.744               --
                                                       2005      1.287          1.347           10,942
                                                       2004      1.000          1.287               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.185          1.239           54,782
                                                       2006      1.042          1.185           54,746
                                                       2005      1.022          1.042           53,091
                                                       2004      1.000          1.022               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.144          0.993            9,943
                                                       2006      1.129          1.144            8,942
                                                       2005      1.093          1.129           47,579
                                                       2004      1.000          1.093               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.201          1.303               --
                                                       2005      1.116          1.201          207,372
                                                       2004      1.000          1.116            4,832

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.203          1.337               --
                                                       2005      1.119          1.203           73,964
                                                       2004      1.000          1.119               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.371          1.570           87,334
                                                       2006      1.260          1.371           91,204
                                                       2005      1.107          1.260           58,339
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.361          1.418            4,785
                                                       2006      1.225          1.361            4,605
                                                       2005      1.040          1.225            5,132
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.551          1.747          103,327
                                                       2006      1.414          1.551          106,170
                                                       2005      1.227          1.414           90,109
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.187          1.372               --
                                                       2005      1.100          1.187           38,209
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      1.962          2.467           10,196
                                                       2006      1.569          1.962           14,677
                                                       2005      1.261          1.569           13,517
                                                       2004      1.000          1.261               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.474          1.661          746,617
                                                       2006      1.243          1.474          853,437
                                                       2005      1.156          1.243          552,169
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.190          1.415               --
                                                       2005      1.119          1.190          351,701
                                                       2004      1.000          1.119               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.064          1.085               --
                                                       2005      1.076          1.064           64,007
                                                       2004      1.008          1.076               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.123          1.156               --
                                                       2005      1.068          1.123               --
                                                       2004      1.000          1.068               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.182          1.405               --
                                                       2006      1.139          1.182               --
                                                       2005      1.038          1.139               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.206          1.433           10,751
                                                       2006      1.146          1.206            6,684
                                                       2005      1.052          1.146            1,331
                                                       2004      1.000          1.052               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.290          1.377               --
                                                       2006      1.120          1.290               --
                                                       2005      1.087          1.120               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.143          1.274               --
                                                       2005      1.125          1.143            4,928
                                                       2004      1.000          1.125               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.255          1.203          348,567

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.224          1.260               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.224          1.253           10,894
                                                       2006      1.089          1.224           11,001
                                                       2005      1.070          1.089           10,150
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.284          1.223          214,247

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.296          1.314               --
                                                       2006      1.122          1.296               --
                                                       2005      1.079          1.122               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.068          1.064               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.314          1.411           22,174
                                                       2006      1.194          1.314           22,860
                                                       2005      1.166          1.194            9,699
                                                       2004      1.000          1.166               --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.152          1.247               --
                                                       2006      1.096          1.152               --
                                                       2005      1.075          1.096               --
                                                       2004      1.018          1.075               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      1.013          1.002          445,067
                                                       2006      0.997          1.013          455,312
                                                       2005      0.997          0.997          465,981
                                                       2004      1.000          0.997            4,290

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.238          1.296               --
                                                       2006      1.074          1.238          221,668
                                                       2005      1.057          1.074          228,987
                                                       2004      1.000          1.057               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.035          1.076               --
                                                       2006      1.017          1.035               --
                                                       2005      0.990          1.017               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.226          1.266               --
                                                       2006      1.131          1.226          473,502
                                                       2005      1.054          1.131          691,558
                                                       2004      1.000          1.054               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.183          1.232               --
                                                       2006      1.078          1.183               --
                                                       2005      1.065          1.078               --
                                                       2004      1.000          1.065               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.269          1.315               --
                                                       2006      1.108          1.269           99,342
                                                       2005      1.099          1.108          123,774
                                                       2004      1.000          1.099            3,904

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.343          1.477               --
                                                       2006      1.226          1.343          229,813
                                                       2005      1.160          1.226          203,212
                                                       2004      1.000          1.160            1,552

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.086          1.118               --
                                                       2005      1.071          1.086            7,403
                                                       2004      1.000          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.267          1.312               --
                                                       2006      1.338          1.267               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.157          1.161          169,372
                                                       2006      1.104          1.157           92,316

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.371          1.434               --
                                                       2006      1.302          1.371          242,405

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.422          1.425          241,615

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.293           33,088
                                                       2006      1.261          1.337               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.537          1.488           41,720
                                                       2006      1.402          1.537           44,102

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.358          1.729          333,579
                                                       2006      1.331          1.358          330,800

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.102           30,533

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.175          1.220            7,387
                                                       2006      1.118          1.175            7,395

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.131          1.180            6,817
                                                       2006      1.085          1.131            6,622

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.088          171,887
                                                       2006      1.001          1.072           53,320

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.066          1.047          263,805
                                                       2006      0.963          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.168          1.276           10,751
                                                       2006      1.189          1.168           10,760

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.248          1.358               --
                                                       2006      1.264          1.248               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.700          1.776               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.386          1.457          109,545
                                                       2006      1.261          1.386          110,181

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.009           14,797
                                                       2006      1.003          1.214           15,060

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.068          1.125           66,018

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.280          1.312           19,327
                                                       2006      1.197          1.280           19,233

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.265               --
                                                       2006      1.097          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.159          1.207          181,644
                                                       2006      1.125          1.159          171,503

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.023          0.969          554,886
                                                       2006      1.003          1.023          152,071

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.106          1.301           66,025
                                                       2006      1.140          1.106           36,342

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.055          1.084           34,451

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.022          1.048          588,972
                                                       2006      1.005          1.022           14,545

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.153          1.170            1,402
                                                       2006      1.143          1.153            1,415

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.202          1.221           66,134
                                                       2006      1.178          1.202           66,133

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.063               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.069               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.068               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.068          398,579
                                                       2006      1.002          1.049          426,849

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.068          655,595
                                                       2006      1.002          1.054          685,560

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.205          1.226          205,505
                                                       2006      1.134          1.205          201,384

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.085          671,612
                                                       2006      0.996          1.045          696,785

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.133            9,588
                                                       2006      0.998          1.063           10,108

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.147          1.187               --
                                                       2006      1.085          1.147           65,179

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.081          1.103            3,327
                                                       2006      1.050          1.081            3,490

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005               --
                                                       2005      0.994          0.998            3,336
                                                       2004      1.000          0.994               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.097          1.156               --
                                                       2005      1.062          1.097            4,480
                                                       2004      1.003          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.046          1.064               --
                                                       2006      1.064          1.046           62,739
                                                       2005      1.067          1.064           54,046
                                                       2004      1.000          1.067            3,336

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.059          1.124          189,247
                                                       2006      1.044          1.059          158,556
                                                       2005      1.044          1.044           99,782
                                                       2004      1.000          1.044            6,797

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.583          1.709               --
                                                       2006      1.269          1.583               --
                                                       2005      1.159          1.269               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      1.427          1.520               --
                                                       2006      1.246          1.427          330,196
                                                       2005      1.193          1.246           51,333
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.119          1.189               --
                                                       2005      1.054          1.119           10,771
                                                       2004      1.000          1.054               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.021          1.085               --
                                                       2005      1.042          1.021            6,350
                                                       2004      1.000          1.042               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.228          1.338               --
                                                       2005      1.119          1.228               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.124          1.178               --
                                                       2005      1.102          1.124           66,020
                                                       2004      1.000          1.102               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.079          1.104               --
                                                       2005      1.078          1.079           69,440
                                                       2004      1.000          1.078               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.110          1.146               --
                                                       2005      1.079          1.110               --
                                                       2004      1.000          1.079               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.112          1.143               --
                                                       2005      1.048          1.112               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.094          1.161               --
                                                       2005      1.000          1.094               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.026               --
                                                       2005      1.000          1.025          517,901

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.097               --
                                                       2005      0.998          1.062           20,236

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.072          1.115               --
                                                       2005      1.005          1.072          648,297

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.041          1.059               --
                                                       2005      1.014          1.041               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.229          1.302               --
                                                       2005      1.124          1.229          211,063
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.080          1.140               --
                                                       2005      1.073          1.080               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.101          1.134               --
                                                       2005      1.095          1.101          196,176
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.170          1.261               --
                                                       2005      1.126          1.170           87,951
                                                       2004      1.000          1.126               --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.224          1.402               --
                                                       2005      1.145          1.224           20,149
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.131          1.197               --
                                                       2005      1.093          1.131           19,978
                                                       2004      1.000          1.093            3,277

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.045          1.097               --
                                                       2005      1.044          1.045               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.117          1.125               --
                                                       2005      1.103          1.117          148,136
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.023          1.011               --
                                                       2005      1.031          1.023           29,542
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.093          1.138               --
                                                       2005      1.097          1.093            1,388
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.101          1.264               --
                                                       2005      1.009          1.101               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.261               --
                                                       2005      1.043          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.092          1.050               --
                                                       2005      1.072          1.092            3,526
                                                       2004      1.000          1.072               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.302          1.242          212,371
                                                       2006      1.149          1.302          202,429
                                                       2005      1.131          1.149          205,074
                                                       2004      1.000          1.131            4,747

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.139          1.250               --
                                                       2006      1.093          1.139               --
                                                       2005      1.037          1.093               --
                                                       2004      1.000          1.037               --

           PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.348          1.307                --
                                                       2005      1.204          1.348             3,923
                                                       2004      1.139          1.204             3,926
                                                       2003      1.000          1.139                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.897          2.125            18,312
                                                       2006      1.615          1.897            11,300
                                                       2005      1.452          1.615            11,303
                                                       2004      1.312          1.452            11,306
                                                       2003      1.000          1.312                --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.673          1.832           175,056
                                                       2006      1.556          1.673           219,410
                                                       2005      1.373          1.556           228,030
                                                       2004      1.251          1.373           156,901
                                                       2003      1.000          1.251            34,401

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2007      1.559          1.597           264,106
                                                       2006      1.388          1.559           301,141
                                                       2005      1.344          1.388           304,182
                                                       2004      1.249          1.344           267,358
                                                       2003      1.000          1.249            33,891

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.625          1.603                --
                                                       2005      1.409          1.625            10,437
                                                       2004      1.209          1.409            10,437
                                                       2003      1.000          1.209                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.683          2.177                --
                                                       2005      1.610          1.683             9,736
                                                       2004      1.256          1.610            19,199
                                                       2003      1.000          1.256             2,444

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.379          1.441                --
                                                       2006      1.214          1.379                --
                                                       2005      1.193          1.214                --
                                                       2004      1.164          1.193                --
                                                       2003      1.000          1.164                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2007      1.448          1.256            20,319
                                                       2006      1.430          1.448            30,203
                                                       2005      1.386          1.430            34,575
                                                       2004      1.276          1.386            34,372
                                                       2003      1.000          1.276             7,737

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.290          1.399                --
                                                       2005      1.200          1.290            18,302
                                                       2004      1.078          1.200            10,662
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.287          1.431                --
                                                       2005      1.198          1.287            38,377
                                                       2004      1.071          1.198            40,140
                                                       2003      1.000          1.071                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.711          1.957            10,416
                                                       2006      1.574          1.711            19,846
                                                       2005      1.384          1.574            27,190
                                                       2004      1.232          1.384            22,000
                                                       2003      1.000          1.232             8,342

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2007      1.520          1.582             1,123
                                                       2006      1.370          1.520             1,184
                                                       2005      1.164          1.370            33,367
                                                       2004      1.178          1.164             1,333
                                                       2003      1.000          1.178                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.151          2.420            18,369
                                                       2006      1.962          2.151            22,801
                                                       2005      1.705          1.962            23,358
                                                       2004      1.402          1.705            33,698
                                                       2003      1.000          1.402             2,722

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.421          1.641                --
                                                       2005      1.318          1.421            86,984
                                                       2004      1.200          1.318            83,133
                                                       2003      1.000          1.200            52,522

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2007      2.776          3.487            49,996
                                                       2006      2.222          2.776            52,573
                                                       2005      1.788          2.222            19,534
                                                       2004      1.470          1.788            19,704
                                                       2003      1.000          1.470                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.957          2.203           235,719
                                                       2006      1.652          1.957           277,063
                                                       2005      1.537          1.652           138,831
                                                       2004      1.330          1.537           117,899
                                                       2003      1.104          1.330            19,832

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.585          1.883                --
                                                       2005      1.493          1.585            26,495
                                                       2004      1.319          1.493            23,970
                                                       2003      1.000          1.319             8,733

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.044          1.064                --
                                                       2005      1.056          1.044            12,742
                                                       2004      0.991          1.056            12,749

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.206          1.242                --
                                                       2005      1.149          1.206             5,997
                                                       2004      1.088          1.149             6,000
                                                       2003      1.000          1.088             5,964

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2007      1.499          1.779                --
                                                       2006      1.446          1.499                --
                                                       2005      1.319          1.446             2,975
                                                       2004      1.184          1.319             2,832
                                                       2003      1.000          1.184                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2007      1.546          1.835             2,168
                                                       2006      1.470          1.546                --
                                                       2005      1.351          1.470                --
                                                       2004      1.377          1.351                --
                                                       2003      1.000          1.377                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.504          1.604                --
                                                       2006      1.308          1.504             8,874
                                                       2005      1.270          1.308                --
                                                       2004      1.246          1.270                --
                                                       2003      1.000          1.246                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.507          1.678                --
                                                       2005      1.486          1.507           176,808
                                                       2004      1.326          1.486           156,125
                                                       2003      1.000          1.326            11,508

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.599          1.533             6,550

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.480          1.522                --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.478          1.513           104,832
                                                       2006      1.317          1.478           118,316
                                                       2005      1.295          1.317           161,655
                                                       2004      1.204          1.295           163,788
                                                       2003      1.000          1.204            10,053

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.587             6,686

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.633          1.655             8,318
                                                       2006      1.416          1.633             8,318
                                                       2005      1.363          1.416             8,318
                                                       2004      1.266          1.363             8,318
                                                       2003      1.000          1.266                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.371          1.365             5,051

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.795          1.926                --
                                                       2006      1.632          1.795                --
                                                       2005      1.595          1.632                --
                                                       2004      1.421          1.595                --
                                                       2003      1.000          1.421                --

  LMPVET Social Awareness Subaccount (6/04)..........  2007      1.112          1.202                --
                                                       2006      1.058          1.112                --
                                                       2005      1.039          1.058                --
                                                       2004      0.985          1.039                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (11/03)...  2007      0.996          0.985                --
                                                       2006      0.981          0.996                --
                                                       2005      0.983          0.981                --
                                                       2004      0.996          0.983                --
                                                       2003      1.000          0.996                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.608          1.683                --
                                                       2006      1.396          1.608             5,360
                                                       2005      1.376          1.396             8,489
                                                       2004      1.302          1.376             7,447
                                                       2003      1.000          1.302                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.330          1.381                --
                                                       2006      1.308          1.330             9,828
                                                       2005      1.274          1.308             5,056
                                                       2004      1.300          1.274             5,059
                                                       2003      1.000          1.300             5,029

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2007      1.563          1.614                --
                                                       2006      1.443          1.563            26,630
                                                       2005      1.347          1.443            28,075
                                                       2004      1.265          1.347            14,742
                                                       2003      1.000          1.265                --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.430          1.489                --
                                                       2006      1.304          1.430            10,519
                                                       2005      1.291          1.304            10,519
                                                       2004      1.221          1.291            10,519
                                                       2003      1.000          1.221                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.563          1.620                --
                                                       2006      1.367          1.563            39,054
                                                       2005      1.357          1.367            40,937
                                                       2004      1.235          1.357            16,978
                                                       2003      1.000          1.235             4,584

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.748          1.921                --
                                                       2006      1.597          1.748            82,794
                                                       2005      1.513          1.597           153,911
                                                       2004      1.250          1.513           137,106
                                                       2003      1.000          1.250            11,714

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.068          1.099                --
                                                       2005      1.054          1.068                --
                                                       2004      0.961          1.054                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.658          1.715                --
                                                       2006      1.752          1.658                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.271          1.274            39,323
                                                       2006      1.213          1.271            28,096

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.589          1.661                --
                                                       2006      1.509          1.589             1,572

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.647          1.649             1,570

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.289                --
                                                       2006      1.260          1.335                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.903          1.840            18,050
                                                       2006      1.738          1.903            18,062

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.633          2.078                --
                                                       2006      1.603          1.633            14,409

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.248          1.099                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.154          1.197                --
                                                       2006      1.099          1.154                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.273          1.327                --
                                                       2006      1.222          1.273                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.071          1.086           132,367
                                                       2006      1.001          1.071           134,310

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06) *...........................................  2007      1.065          1.045           126,807
                                                       2006      0.963          1.065                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.399          1.527             5,386
                                                       2006      1.425          1.399            16,040

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.246          1.354                --
                                                       2006      1.263          1.246                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.132          2.226             5,549

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.357          1.425             5,204
                                                       2006      1.236          1.357            18,132

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008            12,609
                                                       2006      1.003          1.213            12,619

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.103          1.161            36,096

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.500          1.536                --
                                                       2006      1.403          1.500            17,718

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.262                --
                                                       2006      1.096          1.147                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.131          1.176            11,511
                                                       2006      1.098          1.131            11,517

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06) *........................................  2007      1.023          0.967           156,188
                                                       2006      1.003          1.023           174,517

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.459          1.713            17,048
                                                       2006      1.503          1.459            17,048

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.038          1.065                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.999          1.023         1,339,539
                                                       2006      0.982          0.999           229,926

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.347          1.365             8,920
                                                       2006      1.337          1.347            19,813

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.432          1.453             5,167
                                                       2006      1.404          1.432            15,778

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061                --
                                                       2006      1.002          1.054                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067                --
                                                       2006      1.001          1.036                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066                --
                                                       2006      1.002          1.043                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067                --
                                                       2006      1.002          1.048                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066            33,659
                                                       2006      1.002          1.053            33,696

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.336          1.357            43,142
                                                       2006      1.257          1.336            55,111

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.083            54,943
                                                       2006      0.996          1.045            71,373

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131             5,249
                                                       2006      0.998          1.062             5,253

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.124          1.163                --
                                                       2006      1.064          1.124            12,734

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.046          1.067                --
                                                       2006      1.017          1.046                --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.977          0.982                --
                                                       2005      0.973          0.977           175,158
                                                       2004      0.988          0.973           244,288
                                                       2003      1.000          0.988            12,446

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.079          1.137                --
                                                       2005      1.046          1.079             4,394
                                                       2004      0.988          1.046             4,397

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.080          1.099                --
                                                       2006      1.100          1.080            36,782
                                                       2005      1.105          1.100            35,977
                                                       2004      1.040          1.105            35,321
                                                       2003      1.000          1.040                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.105           176,507
                                                       2006      1.029          1.042           190,695
                                                       2005      1.030          1.029           189,369
                                                       2004      1.007          1.030           172,123
                                                       2003      1.000          1.007            38,539

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.986          2.143                --
                                                       2006      1.594          1.986             3,383
                                                       2005      1.457          1.594                --
                                                       2004      1.285          1.457                --
                                                       2003      1.000          1.285                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2007      2.089          2.224                --
                                                       2006      1.826          2.089             4,519
                                                       2005      1.749          1.826             1,382
                                                       2004      1.421          1.749            10,679
                                                       2003      1.000          1.421                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.342          1.425                --
                                                       2005      1.265          1.342            16,043
                                                       2004      1.218          1.265            16,046
                                                       2003      1.000          1.218             5,362

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.150          1.222                --
                                                       2005      1.175          1.150                --
                                                       2004      1.134          1.175                --
                                                       2003      1.000          1.134                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.608          1.752                --
                                                       2005      1.467          1.608             1,411
                                                       2004      1.291          1.467             1,347
                                                       2003      1.000          1.291                --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.340          1.404                --
                                                       2005      1.315          1.340            15,797
                                                       2004      1.227          1.315            15,824
                                                       2003      1.000          1.227                --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.186          1.213                --
                                                       2005      1.186          1.186            28,114
                                                       2004      1.102          1.186            28,131
                                                       2003      1.000          1.102                --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.377          1.422                --
                                                       2005      1.341          1.377                --
                                                       2004      1.243          1.341                --
                                                       2003      1.000          1.243                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (6/03)..............  2006      1.301          1.337                --
                                                       2005      1.227          1.301            18,476
                                                       2004      1.181          1.227            10,898
                                                       2003      1.000          1.181                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.094          1.160                --
                                                       2005      1.000          1.094                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.025                --
                                                       2005      1.000          1.025                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.061          1.096                --
                                                       2005      0.998          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.071          1.114                --
                                                       2005      1.005          1.071            30,333

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.041          1.058                --
                                                       2005      1.014          1.041                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.426          1.509                --
                                                       2005      1.304          1.426             1,575
                                                       2004      1.154          1.304                --
                                                       2003      1.000          1.154                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.425          1.503                --
                                                       2005      1.418          1.425            17,048
                                                       2004      1.274          1.418            15,159
                                                       2003      1.000          1.274             5,805

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.222          1.257                --
                                                       2005      1.217          1.222            49,901
                                                       2004      1.119          1.217            49,550
                                                       2003      1.000          1.119            14,792

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.147          1.236                --
                                                       2005      1.104          1.147            18,132
                                                       2004      0.964          1.104            18,132

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.517          1.738                --
                                                       2005      1.420          1.517            18,076
                                                       2004      1.258          1.420            10,074
                                                       2003      1.000          1.258                --

                               PORTFOLIO ARCHITECT PLUS -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.327          1.403                --
                                                       2005      1.283          1.327            17,723
                                                       2004      1.184          1.283            17,727
                                                       2003      1.000          1.184             4,732

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.045          1.096                --
                                                       2005      1.044          1.045                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.091          1.098                --
                                                       2005      1.079          1.091            11,524
                                                       2004      0.978          1.079            11,530

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.008          0.995                --
                                                       2005      1.016          1.008                --
                                                       2004      1.009          1.016                --
                                                       2003      1.000          1.009                --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.306          1.359                --
                                                       2005      1.313          1.306             1,234
                                                       2004      1.221          1.313             1,170
                                                       2003      1.000          1.221                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.101          1.263                --
                                                       2005      1.009          1.101                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.102          1.260                --
                                                       2005      1.043          1.102                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.058          1.017                --
                                                       2005      1.040          1.058                --
                                                       2004      0.979          1.040                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.649          1.571            38,279
                                                       2006      1.457          1.649            43,280
                                                       2005      1.435          1.457            40,913
                                                       2004      1.253          1.435            47,094
                                                       2003      1.000          1.253             5,339

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.309          1.436             2,787
                                                       2006      1.257          1.309             2,789
                                                       2005      1.195          1.257             2,790
                                                       2004      1.180          1.195             2,792
                                                       2003      1.000          1.180             2,775




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

           CONDENSED FINANCIAL INFORMATION -- SCUDDER ADVOCATE REWARD

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.838          2.180           110,060
                                                       2006      1.490          1.838           113,641
                                                       2005      1.297          1.490           105,413
                                                       2004      1.068          1.297             9,209
                                                       2003      1.000          1.068                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.160          1.166                --
                                                       2005      1.091          1.160           223,898
                                                       2004      1.064          1.091           129,574
                                                       2003      1.000          1.064                --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.563          2.047            58,434
                                                       2006      1.337          1.563            60,188
                                                       2005      1.191          1.337            45,319
                                                       2004      1.123          1.191            17,123
                                                       2003      1.000          1.123             3,126

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.659          2.785                --
                                                       2006      2.041          2.659           230,123
                                                       2005      1.623          2.041           216,638
                                                       2004      1.321          1.623           103,044
                                                       2003      1.000          1.321                --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.828          1.726            27,663
                                                       2006      1.642          1.828            27,699
                                                       2005      1.438          1.642             9,796
                                                       2004      1.240          1.438            15,037
                                                       2003      1.000          1.240                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.494          1.489           324,974
                                                       2006      1.411          1.494           343,271
                                                       2005      1.318          1.411           338,758
                                                       2004      1.173          1.318           244,608
                                                       2003      1.000          1.173             5,290

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.278          1.350                --
                                                       2006      1.193          1.278                --
                                                       2005      1.174          1.193                --
                                                       2004      1.127          1.174                --
                                                       2003      1.000          1.127                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.140          1.175           300,399
                                                       2006      1.007          1.140           311,976
                                                       2005      1.000          1.007           320,252

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.210          1.818           232,351
                                                       2006      1.639          2.210           296,285
                                                       2005      1.498          1.639           339,450
                                                       2004      1.165          1.498           241,279
                                                       2003      1.000          1.165            45,106

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.022          1.043                --
                                                       2006      0.996          1.022                --
                                                       2005      1.000          0.996                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.340          1.477           747,087
                                                       2006      1.260          1.340           763,373
                                                       2005      1.181          1.260           374,532
                                                       2004      1.117          1.181            47,800
                                                       2003      1.000          1.117                --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.113          2.262           185,666
                                                       2006      1.763          2.113           194,442
                                                       2005      1.519          1.763           200,109
                                                       2004      1.255          1.519           109,539
                                                       2003      1.000          1.255               823

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.411          1.401           339,707
                                                       2006      1.267          1.411           351,860
                                                       2005      1.219          1.267           279,007
                                                       2004      1.129          1.219           177,522
                                                       2003      1.000          1.129            43,405

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.333          1.480            74,783
                                                       2006      1.282          1.333            77,030
                                                       2005      1.207          1.282            72,037
                                                       2004      1.125          1.207            37,089
                                                       2003      1.000          1.125             3,171

  DWSI International Subaccount (Class B) (7/03).....  2007      1.902          2.137           295,909
                                                       2006      1.542          1.902           302,749
                                                       2005      1.356          1.542           197,762
                                                       2004      1.186          1.356            98,900
                                                       2003      1.000          1.186             9,070

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.213          1.270                --
                                                       2005      1.240          1.213           242,509
                                                       2004      1.131          1.240           212,395
                                                       2003      1.000          1.131            18,862

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.436          1.584                --
                                                       2005      1.290          1.436            11,635
                                                       2004      1.177          1.290             7,562
                                                       2003      1.000          1.177                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.228          1.261           317,581
                                                       2006      1.137          1.228           247,097
                                                       2005      1.113          1.137           251,827
                                                       2004      1.065          1.113            99,305
                                                       2003      1.000          1.065                --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.606          1.628           263,588
                                                       2006      1.418          1.606           266,775
                                                       2005      1.315          1.418           251,620
                                                       2004      1.157          1.315           149,561
                                                       2003      1.000          1.157             9,007

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.163          1.197           231,237
                                                       2006      1.087          1.163           237,454
                                                       2005      1.059          1.087            42,955
                                                       2004      1.003          1.059             1,615

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.036          1.057           342,387
                                                       2006      1.014          1.036           342,675
                                                       2005      1.013          1.014           330,793
                                                       2004      0.990          1.013           216,025
                                                       2003      1.000          0.990            44,718

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.533          1.570           778,040
                                                       2006      1.364          1.533           813,286
                                                       2005      1.270          1.364           804,439
                                                       2004      1.160          1.270           625,118
                                                       2003      1.000          1.160            61,182

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.598          1.536           920,789
                                                       2006      1.375          1.598           904,361
                                                       2005      1.301          1.375           674,986
                                                       2004      1.164          1.301           450,044
                                                       2003      1.000          1.164            25,292

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.660          2.034           688,307
                                                       2005      1.538          1.660           722,662
                                                       2004      1.246          1.538           471,136
                                                       2003      1.000          1.246            48,180

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.133          1.361                --
                                                       2005      1.054          1.133           107,542

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.039          2.122           165,211
                                                       2006      1.600          2.039           152,376
                                                       2005      1.328          1.600           147,502
                                                       2004      1.182          1.328           134,842
                                                       2003      1.000          1.182             3,098

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.039          1.077            68,177
                                                       2006      1.018          1.039            68,966
                                                       2005      1.013          1.018            68,938
                                                       2004      0.997          1.013            62,938
                                                       2003      1.000          0.997                --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.265          1.313           430,180
                                                       2006      1.142          1.265           393,839
                                                       2005      1.096          1.142           350,415
                                                       2004      1.016          1.096           191,037

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.326          1.310           171,541
                                                       2006      1.225          1.326           164,419
                                                       2005      1.205          1.225           195,670
                                                       2004      1.093          1.205           134,860
                                                       2003      1.000          1.093            58,769

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.061          1.080                --
                                                       2005      1.042          1.061           208,483
                                                       2004      1.005          1.042             1,638

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.248          1.248                --
                                                       2005      1.226          1.248                --
                                                       2004      1.134          1.226           172,205
                                                       2003      1.000          1.134                --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.934          2.209           399,065
                                                       2006      1.573          1.934           411,457
                                                       2005      1.403          1.573           390,298
                                                       2004      1.211          1.403           301,190
                                                       2003      1.000          1.211             1,306

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.428          1.491           116,654
                                                       2006      1.345          1.428           117,387
                                                       2005      1.224          1.345           179,473
                                                       2004      1.121          1.224           149,373
                                                       2003      1.000          1.121            72,596

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.292          1.277                --
                                                       2005      1.226          1.292            13,613
                                                       2004      1.112          1.226             4,455
                                                       2003      1.000          1.112                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.151          1.276                --
                                                       2005      1.037          1.151            73,360

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.417          1.570           341,745
                                                       2006      1.253          1.417           355,687
                                                       2005      1.255          1.253           398,834
                                                       2004      1.164          1.255           325,841
                                                       2003      1.000          1.164            77,472

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.267          1.305                --
                                                       2005      1.297          1.267            34,874
                                                       2004      1.124          1.297            29,532
                                                       2003      1.000          1.124             6,048

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.456          1.544            44,663
                                                       2006      1.339          1.456            44,923
                                                       2005      1.188          1.339            21,983
                                                       2004      1.166          1.188            22,362
                                                       2003      1.000          1.166                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.213          1.254         1,010,925
                                                       2006      1.113          1.213         1,036,589
                                                       2005      1.077          1.113           965,323
                                                       2004      1.000          1.077            53,607

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.011          1.040           183,882
                                                       2006      0.987          1.011           261,799
                                                       2005      0.980          0.987           442,221
                                                       2004      0.992          0.980            71,216
                                                       2003      1.000          0.992           195,942

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.113          1.137                --
                                                       2005      1.185          1.113           383,268
                                                       2004      1.195          1.185           334,163
                                                       2003      1.000          1.195            32,143

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.333          1.386           211,543
                                                       2006      1.293          1.333           209,059
                                                       2005      1.233          1.293           193,016
                                                       2004      1.134          1.233            67,149
                                                       2003      1.000          1.134             8,495

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.125          1.162           198,224
                                                       2006      1.052          1.125           201,093
                                                       2005      1.050          1.052           227,819
                                                       2004      0.986          1.050           138,333
                                                       2003      1.000          0.986            45,771

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.218          1.363           118,946
                                                       2006      1.233          1.218           119,161
                                                       2005      1.215          1.233            94,361
                                                       2004      1.217          1.215            38,616
                                                       2003      1.000          1.217             2,906

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.509          1.856           126,014
                                                       2006      1.445          1.509           129,857
                                                       2005      1.321          1.445           130,789
                                                       2004      1.214          1.321           107,527
                                                       2003      1.000          1.214             2,851

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.767          3.485           215,780

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.071          1.096           602,382
                                                       2006      1.003          1.071           265,535

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.835          2.175               --
                                                       2006      1.488          1.835               --
                                                       2005      1.296          1.488               --
                                                       2004      1.068          1.296               --
                                                       2003      1.000          1.068               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.158          1.164               --
                                                       2005      1.090          1.158               --
                                                       2004      1.064          1.090               --
                                                       2003      1.000          1.064               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.561          2.042               --
                                                       2006      1.335          1.561               --
                                                       2005      1.190          1.335               --
                                                       2004      1.122          1.190               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.655          2.780               --
                                                       2006      2.038          2.655              646
                                                       2005      1.621          2.038              650
                                                       2004      1.321          1.621               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.825          1.722               --
                                                       2006      1.640          1.825               --
                                                       2005      1.437          1.640               --
                                                       2004      1.239          1.437               --
                                                       2003      1.000          1.239               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.491          1.486               --
                                                       2006      1.410          1.491               --
                                                       2005      1.317          1.410               --
                                                       2004      1.173          1.317               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.276          1.347               --
                                                       2006      1.191          1.276               --
                                                       2005      1.173          1.191               --
                                                       2004      1.127          1.173               --
                                                       2003      1.000          1.127               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.174               --
                                                       2006      1.007          1.139               --
                                                       2005      1.000          1.007               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.206          1.814              336
                                                       2006      1.637          2.206              338
                                                       2005      1.497          1.637              340
                                                       2004      1.165          1.497               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.021          1.041               --
                                                       2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.337          1.474               --
                                                       2006      1.258          1.337               --
                                                       2005      1.180          1.258               --
                                                       2004      1.116          1.180               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.109          2.257              338
                                                       2006      1.761          2.109              340
                                                       2005      1.518          1.761              342
                                                       2004      1.255          1.518               --
                                                       2003      1.000          1.255               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.409          1.398               --
                                                       2006      1.265          1.409               --
                                                       2005      1.218          1.265               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.331          1.476            1,307
                                                       2006      1.281          1.331            1,314
                                                       2005      1.206          1.281            1,322
                                                       2004      1.124          1.206               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.899          2.132               --
                                                       2006      1.540          1.899               --
                                                       2005      1.355          1.540               --
                                                       2004      1.186          1.355               --
                                                       2003      1.000          1.186               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.212          1.268               --
                                                       2005      1.239          1.212               --
                                                       2004      1.131          1.239               --
                                                       2003      1.000          1.131               --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.434          1.581               --
                                                       2005      1.288          1.434               --
                                                       2004      1.177          1.288               --
                                                       2003      1.000          1.177               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.226          1.258               --
                                                       2006      1.136          1.226               --
                                                       2005      1.112          1.136               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.603          1.624               --
                                                       2006      1.416          1.603               --
                                                       2005      1.314          1.416               --
                                                       2004      1.157          1.314               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.162          1.195           11,087
                                                       2006      1.086          1.162           11,121
                                                       2005      1.059          1.086               --
                                                       2004      1.003          1.059               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.034          1.054               --
                                                       2006      1.013          1.034               --
                                                       2005      1.012          1.013               --
                                                       2004      0.989          1.012               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.531          1.566               --
                                                       2006      1.362          1.531               --
                                                       2005      1.269          1.362               --
                                                       2004      1.159          1.269               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.595          1.533            1,189
                                                       2006      1.373          1.595            1,196
                                                       2005      1.300          1.373            1,204
                                                       2004      1.164          1.300               --
                                                       2003      1.000          1.164               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.658          2.030               --
                                                       2005      1.537          1.658               --
                                                       2004      1.246          1.537               --
                                                       2003      1.000          1.246               --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.133          1.359               --
                                                       2005      1.054          1.133               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.036          2.117               --
                                                       2006      1.598          2.036               --
                                                       2005      1.327          1.598               --
                                                       2004      1.181          1.327               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.037          1.075               --
                                                       2006      1.017          1.037               --
                                                       2005      1.012          1.017               --
                                                       2004      0.997          1.012               --
                                                       2003      1.000          0.997               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.264          1.311           19,323
                                                       2006      1.142          1.264           19,385
                                                       2005      1.096          1.142           13,716
                                                       2004      1.016          1.096               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.324          1.307               --
                                                       2006      1.223          1.324               --
                                                       2005      1.204          1.223               --
                                                       2004      1.093          1.204               --
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.079               --
                                                       2005      1.042          1.060               --
                                                       2004      1.005          1.042               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.246          1.246               --
                                                       2005      1.225          1.246               --
                                                       2004      1.133          1.225               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.930          2.204               --
                                                       2006      1.571          1.930               --
                                                       2005      1.402          1.571               --
                                                       2004      1.211          1.402               --
                                                       2003      1.000          1.211               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.425          1.488               --
                                                       2006      1.343          1.425               --
                                                       2005      1.223          1.343               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.290          1.275               --
                                                       2005      1.225          1.290               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.150          1.275               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.414          1.567               --
                                                       2006      1.252          1.414               --
                                                       2005      1.254          1.252               --
                                                       2004      1.164          1.254               --
                                                       2003      1.000          1.164               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.266          1.303               --
                                                       2005      1.296          1.266               --
                                                       2004      1.123          1.296               --
                                                       2003      1.000          1.123               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.453          1.541               --
                                                       2006      1.338          1.453               --
                                                       2005      1.187          1.338               --
                                                       2004      1.166          1.187               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.212          1.252               --
                                                       2006      1.112          1.212            9,210
                                                       2005      1.077          1.112            2,865
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.010          1.038               --
                                                       2006      0.986          1.010               --
                                                       2005      0.979          0.986               --
                                                       2004      0.991          0.979               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.112          1.135               --
                                                       2005      1.185          1.112               --
                                                       2004      1.195          1.185               --
                                                       2003      1.000          1.195               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.330          1.383               --
                                                       2006      1.292          1.330               --
                                                       2005      1.232          1.292               --
                                                       2004      1.134          1.232               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.123          1.159               --
                                                       2006      1.051          1.123               --
                                                       2005      1.049          1.051               --
                                                       2004      0.986          1.049               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.216          1.360               --
                                                       2006      1.232          1.216               --
                                                       2005      1.214          1.232               --
                                                       2004      1.217          1.214               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.506          1.852               --
                                                       2006      1.443          1.506               --
                                                       2005      1.320          1.443               --
                                                       2004      1.214          1.320               --
                                                       2003      1.000          1.214               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.762          3.477              642

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.070          1.095               --
                                                       2006      1.003          1.070               --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.832          2.170               --
                                                       2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157               --
                                                       2004      1.063          1.089               --
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.558          2.038               --
                                                       2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.650          2.774               --
                                                       2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.320          1.620               --
                                                       2003      1.000          1.320               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.821          1.718               --
                                                       2006      1.638          1.821               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.489          1.482               --
                                                       2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.273          1.344               --
                                                       2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.173               --
                                                       2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.202          1.810               --
                                                       2006      1.635          2.202               --
                                                       2005      1.496          1.635               --
                                                       2004      1.165          1.496               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.020          1.040               --
                                                       2006      0.996          1.020               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.335          1.471               --
                                                       2006      1.257          1.335               --
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.106          2.252               --
                                                       2006      1.759          2.106               --
                                                       2005      1.517          1.759               --
                                                       2004      1.254          1.517               --
                                                       2003      1.000          1.254               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.406          1.395               --
                                                       2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.329          1.473               --
                                                       2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.896          2.127            5,043
                                                       2006      1.539          1.896            9,313
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210               --
                                                       2004      1.130          1.238               --
                                                       2003      1.000          1.130               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.432          1.578               --
                                                       2005      1.287          1.432               --
                                                       2004      1.176          1.287               --
                                                       2003      1.000          1.176               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.224          1.255            4,050
                                                       2006      1.134          1.224            7,478
                                                       2005      1.112          1.134            8,101
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.600          1.621            4,511
                                                       2006      1.414          1.600            8,328
                                                       2005      1.313          1.414            9,022
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.160          1.193           43,215
                                                       2006      1.086          1.160           42,080
                                                       2005      1.059          1.086               --
                                                       2004      1.003          1.059               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.032          1.052               --
                                                       2006      1.012          1.032               --
                                                       2005      1.011          1.012               --
                                                       2004      0.989          1.011               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.528          1.563            4,663
                                                       2006      1.361          1.528            8,613
                                                       2005      1.268          1.361            9,330
                                                       2004      1.159          1.268               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.592          1.529            4,587
                                                       2006      1.371          1.592            8,472
                                                       2005      1.299          1.371            9,178
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.656          2.026               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.132          1.358               --
                                                       2005      1.054          1.132           13,738

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.032          2.112               --
                                                       2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.035          1.072               --
                                                       2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.262          1.309           68,657
                                                       2006      1.141          1.262           69,838
                                                       2005      1.096          1.141           35,630
                                                       2004      1.016          1.096               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.321          1.305               --
                                                       2006      1.222          1.321               --
                                                       2005      1.203          1.222               --
                                                       2004      1.093          1.203               --
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060            5,563
                                                       2004      1.005          1.042               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.927          2.199               --
                                                       2006      1.569          1.927               --
                                                       2005      1.401          1.569               --
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.423          1.484               --
                                                       2006      1.341          1.423               --
                                                       2005      1.223          1.341               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.412          1.563               --
                                                       2006      1.250          1.412               --
                                                       2005      1.253          1.250               --
                                                       2004      1.163          1.253               --
                                                       2003      1.000          1.163               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264               --
                                                       2004      1.123          1.295               --
                                                       2003      1.000          1.123               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.450          1.537               --
                                                       2006      1.336          1.450               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.211          1.249           69,225
                                                       2006      1.111          1.211           69,837
                                                       2005      1.077          1.111           69,899
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.008          1.036               --
                                                       2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110               --
                                                       2004      1.195          1.184               --
                                                       2003      1.000          1.195               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.328          1.380               --
                                                       2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.121          1.157               --
                                                       2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.213          1.357               --
                                                       2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.503          1.848               --
                                                       2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.757          3.469               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.070          1.094            6,462
                                                       2006      1.003          1.070               --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.825          2.160             7,547
                                                       2006      1.482          1.825             7,912
                                                       2005      1.293          1.482             7,940
                                                       2004      1.067          1.293             5,865
                                                       2003      1.000          1.067                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.154          1.159                --
                                                       2005      1.087          1.154           204,608
                                                       2004      1.063          1.087           186,666
                                                       2003      1.000          1.063           127,667

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.552          2.028            11,724
                                                       2006      1.330          1.552            12,521
                                                       2005      1.187          1.330            12,777
                                                       2004      1.121          1.187            15,115
                                                       2003      1.000          1.121            10,537

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.640          2.763                --
                                                       2006      2.031          2.640            84,474
                                                       2005      1.618          2.031            84,873
                                                       2004      1.320          1.618            33,290
                                                       2003      1.000          1.320             2,970

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.815          1.710            12,138
                                                       2006      1.634          1.815            12,721
                                                       2005      1.434          1.634            11,753
                                                       2004      1.238          1.434             4,637
                                                       2003      1.000          1.238                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.484          1.476           296,343
                                                       2006      1.404          1.484           307,936
                                                       2005      1.314          1.404           311,151
                                                       2004      1.172          1.314           237,526
                                                       2003      1.000          1.172           135,909

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.269          1.338             8,266
                                                       2006      1.187          1.269             8,266
                                                       2005      1.170          1.187             8,266
                                                       2004      1.126          1.170                --
                                                       2003      1.000          1.126                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.137          1.170           354,872
                                                       2006      1.006          1.137           346,728
                                                       2005      1.000          1.006           280,830

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.195          1.801            54,849
                                                       2006      1.631          2.195            66,986
                                                       2005      1.493          1.631            80,078
                                                       2004      1.164          1.493            52,351
                                                       2003      1.000          1.164             7,128

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.019          1.037            19,149
                                                       2006      0.995          1.019            19,850
                                                       2005      1.000          0.995            26,780

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.330          1.464           449,130
                                                       2006      1.253          1.330           503,803
                                                       2005      1.177          1.253           219,398
                                                       2004      1.115          1.177            40,798
                                                       2003      1.000          1.115             9,919

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.098          2.242            75,602
                                                       2006      1.754          2.098            88,284
                                                       2005      1.514          1.754            92,266
                                                       2004      1.254          1.514            86,355
                                                       2003      1.000          1.254            80,019

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.401          1.388            52,381
                                                       2006      1.260          1.401            63,437
                                                       2005      1.215          1.260            71,725
                                                       2004      1.128          1.215            60,808
                                                       2003      1.000          1.128            11,461

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.324          1.466            90,786
                                                       2006      1.276          1.324            96,434
                                                       2005      1.203          1.276           100,524
                                                       2004      1.123          1.203            82,582
                                                       2003      1.000          1.123             4,467

  DWSI International Subaccount (Class B) (7/03).....  2007      1.889          2.117            84,122
                                                       2006      1.535          1.889            86,810
                                                       2005      1.352          1.535            67,095
                                                       2004      1.185          1.352            68,664
                                                       2003      1.000          1.185            12,939

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.207          1.262                --
                                                       2005      1.236          1.207            58,332
                                                       2004      1.130          1.236            57,599
                                                       2003      1.000          1.130             3,862

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.428          1.572                --
                                                       2005      1.285          1.428                --
                                                       2004      1.176          1.285                --
                                                       2003      1.000          1.176                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.219          1.249            27,290
                                                       2006      1.131          1.219            35,278
                                                       2005      1.110          1.131            31,449
                                                       2004      1.063          1.110            25,566
                                                       2003      1.000          1.063            12,272

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.594          1.613            39,093
                                                       2006      1.411          1.594            53,031
                                                       2005      1.311          1.411            66,015
                                                       2004      1.156          1.311            43,677
                                                       2003      1.000          1.156             2,365

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.157          1.189           243,282
                                                       2006      1.084          1.157           249,067
                                                       2005      1.058          1.084           204,582
                                                       2004      1.003          1.058                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.029          1.047           369,963
                                                       2006      1.009          1.029           375,317
                                                       2005      1.010          1.009           377,160
                                                       2004      0.989          1.010           387,894
                                                       2003      1.000          0.989            30,850

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.523          1.556           520,176
                                                       2006      1.357          1.523           533,947
                                                       2005      1.266          1.357           495,852
                                                       2004      1.158          1.266           384,222
                                                       2003      1.000          1.158           205,191

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.587          1.522           477,996
                                                       2006      1.368          1.587           500,758
                                                       2005      1.297          1.368           425,665
                                                       2004      1.163          1.297           165,556
                                                       2003      1.000          1.163            16,498

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.652          2.019           288,381
                                                       2005      1.533          1.652           286,687
                                                       2004      1.245          1.533           199,743
                                                       2003      1.000          1.245           101,766

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.131          1.355                --
                                                       2005      1.053          1.131            11,024

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.025          2.103            12,544
                                                       2006      1.592          2.025            10,457
                                                       2005      1.324          1.592            15,259
                                                       2004      1.180          1.324            14,738
                                                       2003      1.000          1.180             1,413

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.031          1.068            62,802
                                                       2006      1.013          1.031            86,305
                                                       2005      1.010          1.013            96,984
                                                       2004      0.996          1.010            86,598
                                                       2003      1.000          0.996            10,475

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.259          1.305         1,082,479
                                                       2006      1.139          1.259         1,082,692
                                                       2005      1.095          1.139         1,080,304
                                                       2004      1.016          1.095         1,055,108

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.317          1.299           464,786
                                                       2006      1.219          1.317           488,798
                                                       2005      1.201          1.219           487,910
                                                       2004      1.092          1.201           488,827
                                                       2003      1.000          1.092           129,297

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.058          1.076                --
                                                       2005      1.042          1.058            51,840
                                                       2004      1.005          1.042                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.242          1.242                --
                                                       2005      1.222          1.242                --
                                                       2004      1.132          1.222           226,684
                                                       2003      1.000          1.132            20,158

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.920          2.189           160,794
                                                       2006      1.565          1.920           193,949
                                                       2005      1.399          1.565           198,644
                                                       2004      1.210          1.399           177,932
                                                       2003      1.000          1.210            88,264

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.418          1.477           260,548
                                                       2006      1.338          1.418           266,143
                                                       2005      1.221          1.338           267,964
                                                       2004      1.120          1.221           199,224
                                                       2003      1.000          1.120           119,673

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.285          1.268                --
                                                       2005      1.223          1.285            80,567
                                                       2004      1.110          1.223            70,171
                                                       2003      1.000          1.110            73,182

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.149          1.271                --
                                                       2005      1.037          1.149                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.407          1.556           129,542
                                                       2006      1.247          1.407           141,245
                                                       2005      1.251          1.247           149,976
                                                       2004      1.163          1.251           149,631
                                                       2003      1.000          1.163            39,498

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.261          1.296                --
                                                       2005      1.293          1.261            55,200
                                                       2004      1.122          1.293            54,473
                                                       2003      1.000          1.122             1,201

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.445          1.530            20,872
                                                       2006      1.332          1.445            21,703
                                                       2005      1.184          1.332            21,597
                                                       2004      1.165          1.184            21,757
                                                       2003      1.000          1.165            19,438

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.208          1.245           692,192
                                                       2006      1.110          1.208           704,328
                                                       2005      1.076          1.110           701,569
                                                       2004      1.000          1.076            89,489

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.004          1.031             5,255
                                                       2006      0.982          1.004                --
                                                       2005      0.977          0.982                --
                                                       2004      0.990          0.977           191,582
                                                       2003      1.000          0.990             6,766

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.107          1.129                --
                                                       2005      1.182          1.107           185,439
                                                       2004      1.194          1.182            24,245
                                                       2003      1.000          1.194                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.323          1.374            38,710
                                                       2006      1.287          1.323            38,956
                                                       2005      1.229          1.287            37,360
                                                       2004      1.133          1.229            34,841
                                                       2003      1.000          1.133             7,716

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.117          1.151            74,953
                                                       2006      1.047          1.117            76,636
                                                       2005      1.047          1.047            85,631
                                                       2004      0.985          1.047            68,182
                                                       2003      1.000          0.985            33,347

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.209          1.350            69,843
                                                       2006      1.227          1.209            75,579
                                                       2005      1.211          1.227            79,629
                                                       2004      1.216          1.211            83,046
                                                       2003      1.000          1.216            23,585

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.498          1.839            40,562
                                                       2006      1.437          1.498            43,105
                                                       2005      1.317          1.437            40,718
                                                       2004      1.213          1.317            19,495
                                                       2003      1.000          1.213            12,043

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.746          3.453            78,197

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.069          1.092           222,223
                                                       2006      1.003          1.069           222,270




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.822          2.155           124,476
                                                       2006      1.481          1.822           150,146
                                                       2005      1.292          1.481           142,663
                                                       2004      1.066          1.292           148,928
                                                       2003      1.000          1.066            53,333

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.152          1.158                --
                                                       2005      1.086          1.152           612,807
                                                       2004      1.062          1.086           559,310
                                                       2003      1.000          1.062           167,125

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.550          2.024           232,056
                                                       2006      1.328          1.550           205,697
                                                       2005      1.186          1.328           199,364
                                                       2004      1.121          1.186           110,767
                                                       2003      1.000          1.121            74,427

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.636          2.758                --
                                                       2006      2.028          2.636           297,541
                                                       2005      1.616          2.028           368,943
                                                       2004      1.319          1.616           421,720
                                                       2003      1.000          1.319            18,331

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.812          1.706            17,062
                                                       2006      1.632          1.812            22,587
                                                       2005      1.433          1.632            24,671
                                                       2004      1.238          1.433            38,854
                                                       2003      1.000          1.238             5,549

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.481          1.472           565,620
                                                       2006      1.402          1.481           682,490
                                                       2005      1.313          1.402           729,614
                                                       2004      1.172          1.313           694,373
                                                       2003      1.000          1.172           131,415

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.267          1.335            68,295
                                                       2006      1.185          1.267            83,374
                                                       2005      1.169          1.185            78,739
                                                       2004      1.125          1.169            19,508
                                                       2003      1.000          1.125            16,197

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.137          1.169           644,540
                                                       2006      1.006          1.137           644,446
                                                       2005      1.000          1.006           740,293

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.191          1.797           386,771
                                                       2006      1.629          2.191           505,464
                                                       2005      1.492          1.629           583,509
                                                       2004      1.164          1.492           590,989
                                                       2003      1.000          1.164           182,436

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.018          1.036             7,258
                                                       2006      0.995          1.018             7,265
                                                       2005      1.000          0.995             7,272

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.328          1.461         1,883,171
                                                       2006      1.252          1.328         2,080,273
                                                       2005      1.176          1.252         1,360,520
                                                       2004      1.115          1.176           449,537
                                                       2003      1.000          1.115           150,768

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.094          2.237           338,081
                                                       2006      1.752          2.094           343,427
                                                       2005      1.513          1.752           488,106
                                                       2004      1.253          1.513           325,876
                                                       2003      1.000          1.253           108,202

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.399          1.385           577,287
                                                       2006      1.259          1.399           710,974
                                                       2005      1.214          1.259           694,541
                                                       2004      1.128          1.214           416,167
                                                       2003      1.000          1.128            86,264

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.322          1.463           316,596
                                                       2006      1.274          1.322           362,637
                                                       2005      1.202          1.274           662,022
                                                       2004      1.123          1.202           503,382
                                                       2003      1.000          1.123            90,898

  DWSI International Subaccount (Class B) (7/03).....  2007      1.885          2.112           549,257
                                                       2006      1.533          1.885           559,872
                                                       2005      1.350          1.533           399,274
                                                       2004      1.185          1.350           286,988
                                                       2003      1.000          1.185            61,166

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.206          1.260                --
                                                       2005      1.235          1.206           426,691
                                                       2004      1.130          1.235           364,212
                                                       2003      1.000          1.130           108,721

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.426          1.570                --
                                                       2005      1.284          1.426            85,296
                                                       2004      1.175          1.284            96,133
                                                       2003      1.000          1.175            70,396

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.217          1.246           544,188
                                                       2006      1.130          1.217           479,421
                                                       2005      1.109          1.130           548,394
                                                       2004      1.063          1.109           481,013
                                                       2003      1.000          1.063           209,473

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.591          1.610           452,814
                                                       2006      1.409          1.591           546,962
                                                       2005      1.310          1.409           560,368
                                                       2004      1.156          1.310           507,296
                                                       2003      1.000          1.156           179,561

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.156          1.187         1,096,566
                                                       2006      1.083          1.156           804,176
                                                       2005      1.058          1.083           731,086
                                                       2004      1.003          1.058           390,438

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.027          1.045         2,186,746
                                                       2006      1.008          1.027         2,342,610
                                                       2005      1.009          1.008         2,295,140
                                                       2004      0.988          1.009         2,184,224
                                                       2003      1.000          0.988           674,796

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.520          1.552         1,571,823
                                                       2006      1.355          1.520         2,180,057
                                                       2005      1.265          1.355         2,751,664
                                                       2004      1.158          1.265         2,297,752
                                                       2003      1.000          1.158           260,986

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.584          1.519         1,883,007
                                                       2006      1.366          1.584         2,118,028
                                                       2005      1.296          1.366         1,809,831
                                                       2004      1.163          1.296         1,684,886
                                                       2003      1.000          1.163           316,633

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.650          2.016         1,025,927
                                                       2005      1.532          1.650         1,139,845
                                                       2004      1.245          1.532         1,130,155
                                                       2003      1.000          1.245           176,984

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.130          1.354                --
                                                       2005      1.053          1.130            89,993

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.021          2.098           434,543
                                                       2006      1.590          2.021           445,372
                                                       2005      1.323          1.590           526,889
                                                       2004      1.180          1.323           332,631
                                                       2003      1.000          1.180           119,232

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.029          1.065         1,209,864
                                                       2006      1.012          1.029         1,448,514
                                                       2005      1.009          1.012         1,336,261
                                                       2004      0.995          1.009         1,284,864
                                                       2003      1.000          0.995           274,878

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.258          1.302         2,979,077
                                                       2006      1.139          1.258         2,973,410
                                                       2005      1.095          1.139         2,549,711
                                                       2004      1.016          1.095           398,549

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.314          1.296           640,458
                                                       2006      1.217          1.314           865,253
                                                       2005      1.200          1.217           845,807
                                                       2004      1.092          1.200           907,089
                                                       2003      1.000          1.092           479,147

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.057          1.075                --
                                                       2005      1.041          1.057            68,722
                                                       2004      1.005          1.041            20,862

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.241          1.241                --
                                                       2005      1.221          1.241                --
                                                       2004      1.132          1.221           613,315
                                                       2003      1.000          1.132           140,494

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.917          2.184         1,120,905
                                                       2006      1.563          1.917         1,464,092
                                                       2005      1.398          1.563         1,455,456
                                                       2004      1.210          1.398         1,464,599
                                                       2003      1.000          1.210           126,328

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.415          1.474           422,830
                                                       2006      1.336          1.415           462,400
                                                       2005      1.220          1.336           473,256
                                                       2004      1.120          1.220           768,626
                                                       2003      1.000          1.120           142,474

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.283          1.266                --
                                                       2005      1.222          1.283            17,467
                                                       2004      1.110          1.222            24,070
                                                       2003      1.000          1.110             9,683

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.148          1.270                --
                                                       2005      1.036          1.148            25,852

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.404          1.553           550,785
                                                       2006      1.245          1.404           601,048
                                                       2005      1.250          1.245           714,418
                                                       2004      1.163          1.250           741,558
                                                       2003      1.000          1.163           368,171

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.259          1.294                --
                                                       2005      1.292          1.259           395,531
                                                       2004      1.122          1.292           407,491
                                                       2003      1.000          1.122           258,964

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.443          1.527           169,447
                                                       2006      1.331          1.443           171,395
                                                       2005      1.183          1.331           163,709
                                                       2004      1.165          1.183            55,306
                                                       2003      1.000          1.165            32,701

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.206          1.243         3,021,674
                                                       2006      1.109          1.206         2,728,693
                                                       2005      1.076          1.109         2,723,765
                                                       2004      1.000          1.076           612,565

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.002          1.029         3,129,754
                                                       2006      0.981          1.002         1,553,566
                                                       2005      0.976          0.981           267,770
                                                       2004      0.990          0.976         1,506,747
                                                       2003      1.000          0.990         1,156,653

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.106          1.127                --
                                                       2005      1.181          1.106           709,287
                                                       2004      1.194          1.181           735,050
                                                       2003      1.000          1.194           105,875

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.321          1.371           822,676
                                                       2006      1.285          1.321           896,614
                                                       2005      1.228          1.285           961,879
                                                       2004      1.133          1.228           864,771
                                                       2003      1.000          1.133            92,023

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.115          1.149           873,481
                                                       2006      1.045          1.115         1,044,225
                                                       2005      1.046          1.045           991,587
                                                       2004      0.985          1.046           994,550
                                                       2003      1.000          0.985           149,071

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.207          1.347           108,248
                                                       2006      1.225          1.207           161,619
                                                       2005      1.210          1.225           418,027
                                                       2004      1.216          1.210           360,344
                                                       2003      1.000          1.216           154,677

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.495          1.835           214,173
                                                       2006      1.436          1.495           188,184
                                                       2005      1.316          1.436           256,426
                                                       2004      1.213          1.316           313,801
                                                       2003      1.000          1.213            56,446

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.741          3.445           228,638

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.069          1.091           505,967
                                                       2006      1.003          1.069           745,253




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.819          2.150              --
                                                       2006      1.479          1.819              --
                                                       2005      1.291          1.479              --
                                                       2004      1.066          1.291              --
                                                       2003      1.000          1.066              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.151          1.156              --
                                                       2005      1.086          1.151              --
                                                       2004      1.062          1.086              --
                                                       2003      1.000          1.062              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.547          2.019              --
                                                       2006      1.326          1.547              --
                                                       2005      1.185          1.326              --
                                                       2004      1.121          1.185              --
                                                       2003      1.000          1.121              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.631          2.753              --
                                                       2006      2.025          2.631              --
                                                       2005      1.615          2.025              --
                                                       2004      1.319          1.615              --
                                                       2003      1.000          1.319              --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.808          1.702              --
                                                       2006      1.630          1.808              --
                                                       2005      1.431          1.630              --
                                                       2004      1.238          1.431           3,652
                                                       2003      1.000          1.238              --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.478          1.469              --
                                                       2006      1.401          1.478              --
                                                       2005      1.312          1.401              --
                                                       2004      1.171          1.312           3,916
                                                       2003      1.000          1.171              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.264          1.332              --
                                                       2006      1.184          1.264              --
                                                       2005      1.168          1.184              --
                                                       2004      1.125          1.168              --
                                                       2003      1.000          1.125              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.136          1.167              --
                                                       2006      1.006          1.136              --
                                                       2005      1.000          1.006              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.187          1.793           1,817
                                                       2006      1.627          2.187           1,822
                                                       2005      1.491          1.627           1,828
                                                       2004      1.164          1.491           5,292
                                                       2003      1.000          1.164              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.017          1.035              --
                                                       2006      0.995          1.017              --
                                                       2005      1.000          0.995              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.326          1.457              --
                                                       2006      1.250          1.326              --
                                                       2005      1.175          1.250              --
                                                       2004      1.115          1.175              --
                                                       2003      1.000          1.115              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.091          2.232              --
                                                       2006      1.750          2.091              --
                                                       2005      1.512          1.750              --
                                                       2004      1.253          1.512           3,462
                                                       2003      1.000          1.253              --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.396          1.382              --
                                                       2006      1.257          1.396              --
                                                       2005      1.213          1.257              --
                                                       2004      1.127          1.213           4,220
                                                       2003      1.000          1.127              --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.319          1.460              --
                                                       2006      1.272          1.319              --
                                                       2005      1.201          1.272              --
                                                       2004      1.123          1.201              --
                                                       2003      1.000          1.123              --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.882          2.108              --
                                                       2006      1.531          1.882              --
                                                       2005      1.349          1.531              --
                                                       2004      1.184          1.349              --
                                                       2003      1.000          1.184              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.204          1.258              --
                                                       2005      1.234          1.204              --
                                                       2004      1.129          1.234              --
                                                       2003      1.000          1.129              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.425          1.567              --
                                                       2005      1.283          1.425              --
                                                       2004      1.175          1.283              --
                                                       2003      1.000          1.175              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.215          1.244              --
                                                       2006      1.129          1.215              --
                                                       2005      1.108          1.129              --
                                                       2004      1.063          1.108              --
                                                       2003      1.000          1.063              --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.589          1.606              --
                                                       2006      1.407          1.589              --
                                                       2005      1.309          1.407              --
                                                       2004      1.155          1.309              --
                                                       2003      1.000          1.155              --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.155          1.185              --
                                                       2006      1.083          1.155              --
                                                       2005      1.058          1.083              --
                                                       2004      1.003          1.058              --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.025          1.042              --
                                                       2006      1.007          1.025              --
                                                       2005      1.008          1.007              --
                                                       2004      0.988          1.008              --
                                                       2003      1.000          0.988              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.517          1.549              --
                                                       2006      1.354          1.517              --
                                                       2005      1.264          1.354              --
                                                       2004      1.158          1.264              --
                                                       2003      1.000          1.158              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.581          1.516           2,105
                                                       2006      1.364          1.581           2,111
                                                       2005      1.295          1.364           2,118
                                                       2004      1.162          1.295           6,124
                                                       2003      1.000          1.162              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.647          2.012           1,781
                                                       2005      1.531          1.647           1,787
                                                       2004      1.244          1.531           5,165
                                                       2003      1.000          1.244              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.130          1.352              --
                                                       2005      1.053          1.130              --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.018          2.093              --
                                                       2006      1.588          2.018              --
                                                       2005      1.322          1.588              --
                                                       2004      1.180          1.322              --
                                                       2003      1.000          1.180              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.028          1.063              --
                                                       2006      1.010          1.028              --
                                                       2005      1.008          1.010              --
                                                       2004      0.995          1.008           5,032
                                                       2003      1.000          0.995              --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.256          1.300              --
                                                       2006      1.138          1.256              --
                                                       2005      1.095          1.138              --
                                                       2004      1.016          1.095              --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.312          1.293              --
                                                       2006      1.215          1.312              --
                                                       2005      1.199          1.215              --
                                                       2004      1.091          1.199           4,259
                                                       2003      1.000          1.091              --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.057          1.074              --
                                                       2005      1.041          1.057              --
                                                       2004      1.005          1.041              --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.239          1.239              --
                                                       2005      1.220          1.239              --
                                                       2004      1.132          1.220              --
                                                       2003      1.000          1.132              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.913          2.179              --
                                                       2006      1.561          1.913              --
                                                       2005      1.397          1.561              --
                                                       2004      1.209          1.397              --
                                                       2003      1.000          1.209              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.413          1.471              --
                                                       2006      1.335          1.413              --
                                                       2005      1.219          1.335              --
                                                       2004      1.119          1.219              --
                                                       2003      1.000          1.119              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.282          1.264              --
                                                       2005      1.221          1.282              --
                                                       2004      1.110          1.221              --
                                                       2003      1.000          1.110              --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.147          1.268              --
                                                       2005      1.036          1.147              --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.402          1.549           2,151
                                                       2006      1.244          1.402           2,157
                                                       2005      1.249          1.244           2,164
                                                       2004      1.162          1.249           2,170
                                                       2003      1.000          1.162              --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.258          1.292              --
                                                       2005      1.291          1.258              --
                                                       2004      1.122          1.291              --
                                                       2003      1.000          1.122              --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.440          1.523              --
                                                       2006      1.329          1.440              --
                                                       2005      1.183          1.329              --
                                                       2004      1.164          1.183              --
                                                       2003      1.000          1.164              --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.205          1.241              --
                                                       2006      1.108          1.205              --
                                                       2005      1.076          1.108              --
                                                       2004      1.000          1.076              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.001          1.026              --
                                                       2006      0.979          1.001              --
                                                       2005      0.975          0.979              --
                                                       2004      0.990          0.975              --
                                                       2003      1.000          0.990              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.105          1.125              --
                                                       2005      1.180          1.105              --
                                                       2004      1.193          1.180              --
                                                       2003      1.000          1.193              --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.319          1.367              --
                                                       2006      1.284          1.319              --
                                                       2005      1.227          1.284              --
                                                       2004      1.132          1.227              --
                                                       2003      1.000          1.132              --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.113          1.146              --
                                                       2006      1.044          1.113              --
                                                       2005      1.045          1.044              --
                                                       2004      0.985          1.045              --
                                                       2003      1.000          0.985              --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.205          1.344              --
                                                       2006      1.224          1.205              --
                                                       2005      1.209          1.224              --
                                                       2004      1.215          1.209              --
                                                       2003      1.000          1.215              --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.493          1.831              --
                                                       2006      1.434          1.493              --
                                                       2005      1.315          1.434              --
                                                       2004      1.212          1.315              --
                                                       2003      1.000          1.212              --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.735          3.438              --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.068          1.090              --
                                                       2006      1.003          1.068              --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.714          2.026            23,769
                                                       2006      1.395          1.714            25,270
                                                       2005      1.218          1.395            18,893
                                                       2004      1.000          1.218                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.104          1.109                --
                                                       2005      1.042          1.104            38,699
                                                       2004      1.000          1.042                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.373          1.792                --
                                                       2006      1.178          1.373                --
                                                       2005      1.053          1.178                --
                                                       2004      1.000          1.053                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.097          2.194                --
                                                       2006      1.615          2.097           481,555
                                                       2005      1.289          1.615           221,923
                                                       2004      1.000          1.289                --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.419          1.335            20,839
                                                       2006      1.279          1.419            20,839
                                                       2005      1.124          1.279                --
                                                       2004      1.000          1.124                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.272          1.263            43,253
                                                       2006      1.206          1.272            43,830
                                                       2005      1.130          1.206            10,655
                                                       2004      1.000          1.130                --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.113          1.172                --
                                                       2006      1.043          1.113                --
                                                       2005      1.030          1.043                --
                                                       2004      1.000          1.030                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.135          1.166                --
                                                       2006      1.006          1.135                --
                                                       2005      1.000          1.006                --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.880          1.541           228,458
                                                       2006      1.399          1.880           180,063
                                                       2005      1.283          1.399           146,758
                                                       2004      1.000          1.283                --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.017          1.033            11,626
                                                       2006      0.995          1.017            10,440
                                                       2005      1.000          0.995             9,502

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.172          1.288           121,302
                                                       2006      1.106          1.172           114,763
                                                       2005      1.040          1.106            38,133
                                                       2004      1.000          1.040                --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.634          1.743            46,774
                                                       2006      1.368          1.634            47,672
                                                       2005      1.183          1.368            14,445
                                                       2004      1.000          1.183                --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.227          1.214           121,904
                                                       2006      1.106          1.227           121,309
                                                       2005      1.067          1.106            61,454
                                                       2004      1.000          1.067                --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.149          1.270            50,955
                                                       2006      1.108          1.149            47,870
                                                       2005      1.047          1.108            14,394
                                                       2004      1.000          1.047                --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.611          1.803            63,625
                                                       2006      1.311          1.611            64,023
                                                       2005      1.156          1.311            42,124
                                                       2004      1.000          1.156                --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.066          1.113                --
                                                       2005      1.093          1.066                --
                                                       2004      1.000          1.093                --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.211          1.331                --
                                                       2005      1.091          1.211            17,789
                                                       2004      1.000          1.091                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.142          1.168                --
                                                       2006      1.061          1.142                --
                                                       2005      1.043          1.061                --
                                                       2004      1.000          1.043                --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.328          1.342            36,552
                                                       2006      1.177          1.328            35,688
                                                       2005      1.095          1.177            22,479
                                                       2004      1.000          1.095                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.153          1.183           506,597
                                                       2006      1.082          1.153           508,264
                                                       2005      1.058          1.082           185,819
                                                       2004      1.002          1.058                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.060          1.077           366,015
                                                       2006      1.041          1.060           366,114
                                                       2005      1.043          1.041           276,394
                                                       2004      1.000          1.043                --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.285          1.311           130,279
                                                       2006      1.147          1.285           129,823
                                                       2005      1.072          1.147           118,958
                                                       2004      1.000          1.072                --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.372          1.314           536,093
                                                       2006      1.184          1.372           530,450
                                                       2005      1.124          1.184           437,075
                                                       2004      1.000          1.124                --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.279          1.561            87,157
                                                       2005      1.189          1.279            51,434
                                                       2004      1.000          1.189                --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.129          1.351                --
                                                       2005      1.029          1.129            10,799

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.769          1.834           105,696
                                                       2006      1.393          1.769           105,545
                                                       2005      1.160          1.393            94,898
                                                       2004      1.000          1.160                --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.054          1.089            11,774
                                                       2006      1.037          1.054            11,243
                                                       2005      1.035          1.037             7,222
                                                       2004      1.000          1.035                --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.255          1.298         1,177,671
                                                       2006      1.137          1.255           877,715
                                                       2005      1.095          1.137           922,473
                                                       2004      1.016          1.095                --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.206          1.188            37,950
                                                       2006      1.118          1.206            36,174
                                                       2005      1.103          1.118            35,279
                                                       2004      1.000          1.103                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.056          1.073                --
                                                       2005      1.041          1.056           109,542
                                                       2004      1.005          1.041                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.088          1.088                --
                                                       2005      1.071          1.088                --
                                                       2004      1.000          1.071                --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.598          1.819           365,771
                                                       2006      1.304          1.598           319,566
                                                       2005      1.168          1.304           139,844
                                                       2004      1.000          1.168                --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.272          1.324             4,352
                                                       2006      1.202          1.272             4,293
                                                       2005      1.098          1.202             2,279
                                                       2004      1.000          1.098                --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.143          1.127                --
                                                       2005      1.089          1.143             2,485
                                                       2004      1.000          1.089                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.147          1.267                --
                                                       2005      1.028          1.147                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.201          1.327            61,011
                                                       2006      1.067          1.201            60,484
                                                       2005      1.072          1.067            24,616
                                                       2004      1.000          1.072                --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.105          1.135                --
                                                       2005      1.135          1.105                --
                                                       2004      1.000          1.135                --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.297          1.372                --
                                                       2006      1.198          1.297                --
                                                       2005      1.066          1.198                --
                                                       2004      1.000          1.066                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.203          1.239           798,988
                                                       2006      1.107          1.203           761,069
                                                       2005      1.076          1.107           852,381
                                                       2004      1.000          1.076                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.017          1.043                --
                                                       2006      0.996          1.017                --
                                                       2005      0.993          0.996             9,985
                                                       2004      1.000          0.993                --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.970          0.988                --
                                                       2005      1.037          0.970               839
                                                       2004      1.000          1.037                --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.160          1.203           103,863
                                                       2006      1.130          1.160           101,697
                                                       2005      1.081          1.130            29,252
                                                       2004      1.000          1.081                --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.173          1.207            23,012
                                                       2006      1.100          1.173            22,382
                                                       2005      1.102          1.100            21,453
                                                       2004      1.000          1.102                --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.034          1.153            22,492
                                                       2006      1.051          1.034            20,465
                                                       2005      1.039          1.051            10,338
                                                       2004      1.000          1.039                --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.257          1.540            11,911
                                                       2006      1.207          1.257            11,080
                                                       2005      1.108          1.207             3,154
                                                       2004      1.000          1.108                --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.180          2.739           600,920

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.068          1.089           108,078
                                                       2006      1.003          1.068            42,799

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.812          2.141           357,391
                                                       2006      1.475          1.812           406,819
                                                       2005      1.289          1.475           238,093
                                                       2004      1.065          1.289            76,515
                                                       2003      1.000          1.065            16,070

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.148          1.153                --
                                                       2005      1.084          1.148           921,463
                                                       2004      1.061          1.084           645,491
                                                       2003      1.000          1.061           282,635

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.541          2.010           372,351
                                                       2006      1.323          1.541           395,761
                                                       2005      1.184          1.323           412,188
                                                       2004      1.120          1.184           409,576
                                                       2003      1.000          1.120            67,173

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.622          2.742                --
                                                       2006      2.020          2.622           647,784
                                                       2005      1.613          2.020           448,218
                                                       2004      1.318          1.613           295,175
                                                       2003      1.000          1.318            13,332

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.802          1.695           345,388
                                                       2006      1.626          1.802           392,340
                                                       2005      1.429          1.626           106,990
                                                       2004      1.237          1.429           118,337
                                                       2003      1.000          1.237            15,860

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.473          1.462         1,295,901
                                                       2006      1.397          1.473         1,446,219
                                                       2005      1.310          1.397         1,517,012
                                                       2004      1.171          1.310         1,266,987
                                                       2003      1.000          1.171           308,034

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.260          1.326            17,419
                                                       2006      1.181          1.260            29,029
                                                       2005      1.167          1.181            28,927
                                                       2004      1.125          1.167            29,094
                                                       2003      1.000          1.125             1,411

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.134          1.165           505,618
                                                       2006      1.006          1.134           502,429
                                                       2005      1.000          1.006           679,521

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.179          1.785           554,778
                                                       2006      1.623          2.179           678,274
                                                       2005      1.489          1.623           727,865
                                                       2004      1.163          1.489           545,672
                                                       2003      1.000          1.163           136,376

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.016          1.032                --
                                                       2006      0.994          1.016            10,050
                                                       2005      1.000          0.994                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.321          1.451         1,204,912
                                                       2006      1.247          1.321         1,428,246
                                                       2005      1.173          1.247           986,543
                                                       2004      1.114          1.173           371,652
                                                       2003      1.000          1.114            69,391

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.083          2.222           314,941
                                                       2006      1.745          2.083           400,541
                                                       2005      1.510          1.745           398,528
                                                       2004      1.252          1.510           243,413
                                                       2003      1.000          1.252            54,139

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.391          1.376         1,062,598
                                                       2006      1.254          1.391         1,138,786
                                                       2005      1.211          1.254           376,627
                                                       2004      1.127          1.211           192,731
                                                       2003      1.000          1.127           127,354

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.315          1.453           306,086
                                                       2006      1.269          1.315           384,663
                                                       2005      1.199          1.269           418,016
                                                       2004      1.122          1.199           359,518
                                                       2003      1.000          1.122           216,037

  DWSI International Subaccount (Class B) (7/03).....  2007      1.875          2.098           514,190
                                                       2006      1.527          1.875           611,689
                                                       2005      1.347          1.527           470,483
                                                       2004      1.184          1.347           349,284
                                                       2003      1.000          1.184            84,362

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.201          1.254                --
                                                       2005      1.232          1.201           225,469
                                                       2004      1.129          1.232           219,303
                                                       2003      1.000          1.129            76,842

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.421          1.562                --
                                                       2005      1.281          1.421            82,437
                                                       2004      1.174          1.281            94,906
                                                       2003      1.000          1.174            11,405

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.211          1.238           481,432
                                                       2006      1.126          1.211           498,133
                                                       2005      1.106          1.126           854,380
                                                       2004      1.062          1.106           668,120
                                                       2003      1.000          1.062            39,426

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.583          1.599           680,360
                                                       2006      1.403          1.583           871,847
                                                       2005      1.307          1.403           739,492
                                                       2004      1.155          1.307           553,581
                                                       2003      1.000          1.155           125,558

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.152          1.181           432,647
                                                       2006      1.081          1.152           528,734
                                                       2005      1.058          1.081           484,955
                                                       2004      1.002          1.058           334,912

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.021          1.038         1,080,397
                                                       2006      1.004          1.021         1,264,867
                                                       2005      1.007          1.004         1,253,613
                                                       2004      0.987          1.007         1,076,891
                                                       2003      1.000          0.987           313,717

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.512          1.542         1,667,324
                                                       2006      1.350          1.512         1,764,047
                                                       2005      1.262          1.350         1,873,369
                                                       2004      1.157          1.262         1,248,230
                                                       2003      1.000          1.157           301,678

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.575          1.509         1,809,622
                                                       2006      1.361          1.575         1,930,998
                                                       2005      1.292          1.361         1,616,017
                                                       2004      1.162          1.292         1,083,106
                                                       2003      1.000          1.162           251,777

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.643          2.005         1,223,489
                                                       2005      1.528          1.643         1,247,630
                                                       2004      1.244          1.528           990,769
                                                       2003      1.000          1.244           151,438

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.128          1.350                --
                                                       2005      1.053          1.128           261,824

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.011          2.084           613,487
                                                       2006      1.584          2.011           628,119
                                                       2005      1.320          1.584           401,338
                                                       2004      1.179          1.320           321,204
                                                       2003      1.000          1.179            34,683

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.024          1.058           515,229
                                                       2006      1.008          1.024           570,497
                                                       2005      1.007          1.008           698,669
                                                       2004      0.995          1.007           547,773
                                                       2003      1.000          0.995            96,666

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.254          1.296         1,769,110
                                                       2006      1.136          1.254         1,782,897
                                                       2005      1.094          1.136         1,724,960
                                                       2004      1.016          1.094           243,797

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.307          1.287           634,088
                                                       2006      1.212          1.307           716,336
                                                       2005      1.197          1.212           767,489
                                                       2004      1.091          1.197           688,959
                                                       2003      1.000          1.091           180,469

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.055          1.071                --
                                                       2005      1.041          1.055            30,850
                                                       2004      1.005          1.041            33,601

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.236          1.236                --
                                                       2005      1.218          1.236                --
                                                       2004      1.131          1.218           304,755
                                                       2003      1.000          1.131           126,821

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.907          2.169           809,192
                                                       2006      1.557          1.907           899,859
                                                       2005      1.395          1.557           923,259
                                                       2004      1.209          1.395           779,057
                                                       2003      1.000          1.209           161,245

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.408          1.464           229,996
                                                       2006      1.331          1.408           223,704
                                                       2005      1.217          1.331           221,884
                                                       2004      1.119          1.217           193,972
                                                       2003      1.000          1.119           136,720

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.279          1.260                --
                                                       2005      1.219          1.279            52,442
                                                       2004      1.109          1.219            50,876
                                                       2003      1.000          1.109            23,775

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.146          1.266                --
                                                       2005      1.036          1.146           444,753

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.397          1.542           385,508
                                                       2006      1.241          1.397           648,784
                                                       2005      1.247          1.241           486,988
                                                       2004      1.162          1.247           433,661
                                                       2003      1.000          1.162           214,043

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.254          1.288                --
                                                       2005      1.289          1.254           152,640
                                                       2004      1.121          1.289           168,373
                                                       2003      1.000          1.121            96,715

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.435          1.516           299,408
                                                       2006      1.326          1.435           352,060
                                                       2005      1.181          1.326           110,987
                                                       2004      1.164          1.181           123,265
                                                       2003      1.000          1.164           145,453

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.202          1.237         3,032,021
                                                       2006      1.106          1.202         3,166,317
                                                       2005      1.076          1.106         3,230,126
                                                       2004      1.000          1.076         1,327,148

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.997          1.022           277,948
                                                       2006      0.977          0.997           205,597
                                                       2005      0.974          0.977         2,489,167
                                                       2004      0.989          0.974            18,161
                                                       2003      1.000          0.989                --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.102          1.121                --
                                                       2005      1.178          1.102           277,084
                                                       2004      1.193          1.178           341,000
                                                       2003      1.000          1.193            64,331

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.314          1.361           631,403
                                                       2006      1.280          1.314           685,059
                                                       2005      1.225          1.280           668,904
                                                       2004      1.132          1.225           354,560
                                                       2003      1.000          1.132           157,706

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.109          1.141           894,054
                                                       2006      1.041          1.109           862,248
                                                       2005      1.043          1.041           913,756
                                                       2004      0.984          1.043           630,190
                                                       2003      1.000          0.984           167,822

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.200          1.338           224,946
                                                       2006      1.221          1.200           228,758
                                                       2005      1.207          1.221           246,776
                                                       2004      1.215          1.207           220,347
                                                       2003      1.000          1.215           137,222

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.487          1.822           454,539
                                                       2006      1.430          1.487           525,239
                                                       2005      1.313          1.430           458,186
                                                       2004      1.212          1.313           468,001
                                                       2003      1.000          1.212           111,862

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.725          3.422           596,194

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.068          1.088         1,130,766
                                                       2006      1.003          1.068         1,101,648




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.809          2.136           35,212
                                                       2006      1.473          1.809           36,298
                                                       2005      1.288          1.473           27,874
                                                       2004      1.065          1.288              707
                                                       2003      1.000          1.065              746

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.146          1.151               --
                                                       2005      1.083          1.146               --
                                                       2004      1.061          1.083               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.539          2.005               --
                                                       2006      1.321          1.539               --
                                                       2005      1.183          1.321               --
                                                       2004      1.120          1.183               --
                                                       2003      1.000          1.120               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.617          2.737               --
                                                       2006      2.018          2.617            8,765
                                                       2005      1.611          2.018            8,920
                                                       2004      1.318          1.611            3,605
                                                       2003      1.000          1.318            3,791

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.799          1.691               --
                                                       2006      1.624          1.799               --
                                                       2005      1.428          1.624               --
                                                       2004      1.237          1.428               --
                                                       2003      1.000          1.237               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.470          1.459           24,687
                                                       2006      1.395          1.470           24,914
                                                       2005      1.309          1.395           25,487
                                                       2004      1.170          1.309           15,645
                                                       2003      1.000          1.170           11,925

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.258          1.323               --
                                                       2006      1.179          1.258               --
                                                       2005      1.166          1.179               --
                                                       2004      1.124          1.166               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.134          1.163           42,574
                                                       2006      1.005          1.134           44,072
                                                       2005      1.000          1.005           31,648

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.175          1.781           26,890
                                                       2006      1.621          2.175           27,836
                                                       2005      1.487          1.621           20,246
                                                       2004      1.163          1.487               --
                                                       2003      1.000          1.163               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.015          1.031               --
                                                       2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.318          1.447            8,212
                                                       2006      1.245          1.318            8,238
                                                       2005      1.173          1.245            1,382
                                                       2004      1.114          1.173            1,386
                                                       2003      1.000          1.114            1,399

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.080          2.217           13,037
                                                       2006      1.743          2.080           13,053
                                                       2005      1.508          1.743           13,094
                                                       2004      1.252          1.508              600
                                                       2003      1.000          1.252               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.389          1.372           15,742
                                                       2006      1.252          1.389           15,688
                                                       2005      1.210          1.252            7,233
                                                       2004      1.126          1.210            1,374
                                                       2003      1.000          1.126            1,404

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.312          1.450            6,457
                                                       2006      1.268          1.312            6,457
                                                       2005      1.198          1.268            6,457
                                                       2004      1.122          1.198               --
                                                       2003      1.000          1.122               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.872          2.093           15,494
                                                       2006      1.525          1.872           15,872
                                                       2005      1.346          1.525            9,297
                                                       2004      1.183          1.346            9,760
                                                       2003      1.000          1.183           10,263

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.200          1.252               --
                                                       2005      1.231          1.200            6,626
                                                       2004      1.128          1.231            1,366
                                                       2003      1.000          1.128            1,412

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.419          1.559               --
                                                       2005      1.280          1.419            5,819
                                                       2004      1.174          1.280               --
                                                       2003      1.000          1.174               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.209          1.235               --
                                                       2006      1.124          1.209               --
                                                       2005      1.106          1.124               --
                                                       2004      1.062          1.106               --
                                                       2003      1.000          1.062               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.580          1.595           55,227
                                                       2006      1.402          1.580           56,951
                                                       2005      1.306          1.402           58,860
                                                       2004      1.154          1.306           44,567
                                                       2003      1.000          1.154           46,867

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.151          1.179               --
                                                       2006      1.080          1.151               --
                                                       2005      1.057          1.080               --
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.020          1.035           15,221
                                                       2006      1.003          1.020           14,843
                                                       2005      1.006          1.003           14,558
                                                       2004      0.987          1.006            4,118
                                                       2003      1.000          0.987            1,471

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.509          1.538            7,697
                                                       2006      1.348          1.509            7,697
                                                       2005      1.261          1.348            7,697
                                                       2004      1.157          1.261               --
                                                       2003      1.000          1.157               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.572          1.505           50,030
                                                       2006      1.359          1.572           51,049
                                                       2005      1.291          1.359           15,289
                                                       2004      1.161          1.291               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.641          2.001           15,100
                                                       2005      1.527          1.641           15,482
                                                       2004      1.243          1.527            9,804
                                                       2003      1.000          1.243            5,444

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.128          1.348               --
                                                       2005      1.053          1.128            9,475

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.007          2.079               --
                                                       2006      1.582          2.007               --
                                                       2005      1.319          1.582               --
                                                       2004      1.179          1.319               --
                                                       2003      1.000          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.022          1.055            8,165
                                                       2006      1.007          1.022            7,580
                                                       2005      1.006          1.007            7,112
                                                       2004      0.994          1.006            6,664
                                                       2003      1.000          0.994            1,451

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.252          1.294               --
                                                       2006      1.135          1.252               --
                                                       2005      1.094          1.135               --
                                                       2004      1.016          1.094               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.305          1.284           37,338
                                                       2006      1.211          1.305           38,545
                                                       2005      1.196          1.211           27,727
                                                       2004      1.090          1.196            2,298
                                                       2003      1.000          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.054          1.070               --
                                                       2005      1.041          1.054               --
                                                       2004      1.005          1.041               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.235          1.235               --
                                                       2005      1.217          1.235               --
                                                       2004      1.131          1.217               --
                                                       2003      1.000          1.131               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.903          2.164            5,544
                                                       2006      1.555          1.903            6,103
                                                       2005      1.393          1.555            6,558
                                                       2004      1.208          1.393            6,789
                                                       2003      1.000          1.208               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.405          1.461           10,596
                                                       2006      1.329          1.405           10,040
                                                       2005      1.216          1.329           10,511
                                                       2004      1.118          1.216           10,376
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.277          1.257               --
                                                       2005      1.218          1.277               --
                                                       2004      1.109          1.218               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.145          1.264               --
                                                       2005      1.036          1.145            9,127

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.394          1.538           43,104
                                                       2006      1.239          1.394           44,693
                                                       2005      1.246          1.239           45,703
                                                       2004      1.161          1.246           47,296
                                                       2003      1.000          1.161           39,551

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.253          1.286               --
                                                       2005      1.288          1.253           24,492
                                                       2004      1.121          1.288               --
                                                       2003      1.000          1.121               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.432          1.513              591
                                                       2006      1.324          1.432              655
                                                       2005      1.180          1.324              652
                                                       2004      1.163          1.180              713
                                                       2003      1.000          1.163              683

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.201          1.235               --
                                                       2006      1.106          1.201               --
                                                       2005      1.075          1.106               --
                                                       2004      1.000          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.995          1.019            7,618
                                                       2006      0.976          0.995            7,819
                                                       2005      0.973          0.976            8,151
                                                       2004      0.989          0.973            8,439
                                                       2003      1.000          0.989            8,760

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.100          1.119               --
                                                       2005      1.177          1.100               --
                                                       2004      1.192          1.177               --
                                                       2003      1.000          1.192               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.312          1.358           16,806
                                                       2006      1.279          1.312           17,242
                                                       2005      1.224          1.279           17,631
                                                       2004      1.131          1.224           10,819
                                                       2003      1.000          1.131           11,377

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.107          1.138           19,534
                                                       2006      1.040          1.107           19,965
                                                       2005      1.043          1.040           20,442
                                                       2004      0.984          1.043           11,148
                                                       2003      1.000          0.984           11,724

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.198          1.335              734
                                                       2006      1.219          1.198              803
                                                       2005      1.206          1.219              718
                                                       2004      1.214          1.206              693
                                                       2003      1.000          1.214              686

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.485          1.818           12,158
                                                       2006      1.428          1.485           12,192
                                                       2005      1.312          1.428           12,220
                                                       2004      1.211          1.312              667
                                                       2003      1.000          1.211              679

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.719          3.414            8,626

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.067          1.088               --
                                                       2006      1.003          1.067               --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.806          2.131           63,451
                                                       2006      1.471          1.806           42,429
                                                       2005      1.287          1.471           42,909
                                                       2004      1.065          1.287               --
                                                       2003      1.000          1.065               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.536          2.001           46,960
                                                       2006      1.320          1.536           46,966
                                                       2005      1.182          1.320           46,973
                                                       2004      1.119          1.182               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.612          2.731               --
                                                       2006      2.015          2.612           19,090
                                                       2005      1.610          2.015           19,223
                                                       2004      1.317          1.610               --
                                                       2003      1.000          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.796          1.687            1,603
                                                       2006      1.621          1.796            1,550
                                                       2005      1.427          1.621            1,492
                                                       2004      1.236          1.427               --
                                                       2003      1.000          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.468          1.456           36,134
                                                       2006      1.393          1.468           79,471
                                                       2005      1.307          1.393           68,086
                                                       2004      1.170          1.307               --
                                                       2003      1.000          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.255          1.320               --
                                                       2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.133          1.162               --
                                                       2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.171          1.777           50,883
                                                       2006      1.619          2.171           70,351
                                                       2005      1.486          1.619           62,256
                                                       2004      1.162          1.486               --
                                                       2003      1.000          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.014          1.029               --
                                                       2006      0.994          1.014               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.316          1.444           83,858
                                                       2006      1.244          1.316          103,620
                                                       2005      1.172          1.244           89,129
                                                       2004      1.114          1.172               --
                                                       2003      1.000          1.114               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.076          2.211           58,072
                                                       2006      1.741          2.076           92,208
                                                       2005      1.507          1.741           79,355
                                                       2004      1.251          1.507               --
                                                       2003      1.000          1.251               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.386          1.369          102,688
                                                       2006      1.251          1.386          100,335
                                                       2005      1.209          1.251           10,444
                                                       2004      1.126          1.209               --
                                                       2003      1.000          1.126               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.310          1.446            2,152
                                                       2006      1.266          1.310            2,154
                                                       2005      1.198          1.266            2,156
                                                       2004      1.121          1.198               --
                                                       2003      1.000          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.869          2.088          120,287
                                                       2006      1.523          1.869          122,799
                                                       2005      1.345          1.523            5,949
                                                       2004      1.183          1.345               --
                                                       2003      1.000          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198            8,368
                                                       2004      1.128          1.230               --
                                                       2003      1.000          1.128               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.417          1.556               --
                                                       2005      1.279          1.417            5,519
                                                       2004      1.174          1.279               --
                                                       2003      1.000          1.174               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.206          1.232           93,732
                                                       2006      1.123          1.206          114,884
                                                       2005      1.105          1.123          114,893
                                                       2004      1.062          1.105               --
                                                       2003      1.000          1.062               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.577          1.591           70,221
                                                       2006      1.400          1.577          118,589
                                                       2005      1.304          1.400          106,818
                                                       2004      1.154          1.304               --
                                                       2003      1.000          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.149          1.177          261,561
                                                       2006      1.080          1.149          265,381
                                                       2005      1.057          1.080          132,002
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.018          1.033           18,268
                                                       2006      1.001          1.018           16,987
                                                       2005      1.005          1.001           16,560
                                                       2004      0.987          1.005               --
                                                       2003      1.000          0.987               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.506          1.535          160,432
                                                       2006      1.347          1.506          194,943
                                                       2005      1.260          1.347          140,891
                                                       2004      1.156          1.260               --
                                                       2003      1.000          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.570          1.502          277,072
                                                       2006      1.357          1.570          371,343
                                                       2005      1.290          1.357          258,229
                                                       2004      1.161          1.290               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998          188,149
                                                       2005      1.526          1.639          157,723
                                                       2004      1.243          1.526               --
                                                       2003      1.000          1.243               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.127          1.347               --
                                                       2005      1.053          1.127          133,140

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.004          2.074           33,608
                                                       2006      1.580          2.004           31,895
                                                       2005      1.318          1.580           34,707
                                                       2004      1.178          1.318               --
                                                       2003      1.000          1.178               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.020          1.053           18,260
                                                       2006      1.005          1.020           16,919
                                                       2005      1.005          1.005           16,617
                                                       2004      0.994          1.005               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.251          1.291          238,744
                                                       2006      1.135          1.251          239,839
                                                       2005      1.094          1.135          241,028
                                                       2004      1.016          1.094               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.303          1.281           66,845
                                                       2006      1.209          1.303           41,652
                                                       2005      1.195          1.209           21,189
                                                       2004      1.090          1.195               --
                                                       2003      1.000          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054          149,573
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.000          1.130               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.900          2.159           81,836
                                                       2006      1.553          1.900          129,373
                                                       2005      1.392          1.553          106,413
                                                       2004      1.208          1.392               --
                                                       2003      1.000          1.208               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.403          1.457               --
                                                       2006      1.328          1.403               --
                                                       2005      1.215          1.328               --
                                                       2004      1.118          1.215               --
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275            7,461
                                                       2004      1.109          1.217               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.145          1.263               --
                                                       2005      1.036          1.145           10,250

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.392          1.535           40,253
                                                       2006      1.237          1.392          135,712
                                                       2005      1.245          1.237          121,171
                                                       2004      1.161          1.245               --
                                                       2003      1.000          1.161               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251           26,842
                                                       2004      1.120          1.287               --
                                                       2003      1.000          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.430          1.509               --
                                                       2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.000          1.163               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.199          1.233          279,203
                                                       2006      1.105          1.199          282,769
                                                       2005      1.075          1.105          286,337
                                                       2004      1.000          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.994          1.017           30,736
                                                       2006      0.974          0.994           28,269
                                                       2005      0.972          0.974           28,646
                                                       2004      0.989          0.972               --
                                                       2003      1.000          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099               --
                                                       2004      1.192          1.176               --
                                                       2003      1.000          1.192               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.309          1.355           27,386
                                                       2006      1.277          1.309           27,102
                                                       2005      1.223          1.277              975
                                                       2004      1.131          1.223               --
                                                       2003      1.000          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.105          1.136           86,592
                                                       2006      1.039          1.105           84,310
                                                       2005      1.042          1.039           59,962
                                                       2004      0.984          1.042               --
                                                       2003      1.000          0.984               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.196          1.332               --
                                                       2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.000          1.214               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.482          1.814           45,586
                                                       2006      1.426          1.482           49,317
                                                       2005      1.311          1.426           49,346
                                                       2004      1.211          1.311               --
                                                       2003      1.000          1.211               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.714          3.406           50,196

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.067          1.087          137,699
                                                       2006      1.003          1.067               --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.685          1.988            72,247
                                                       2006      1.374          1.685            47,361
                                                       2005      1.203          1.374            47,971
                                                       2004      1.000          1.203             7,136

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.076          1.080                --
                                                       2005      1.017          1.076            52,229
                                                       2004      1.000          1.017            29,547

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.388          1.808            32,415
                                                       2006      1.193          1.388            35,951
                                                       2005      1.069          1.193            36,717
                                                       2004      1.000          1.069            19,874

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.888          1.974                --
                                                       2006      1.457          1.888            86,993
                                                       2005      1.165          1.457           104,526
                                                       2004      1.000          1.165            65,630

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.424          1.337            16,791
                                                       2006      1.286          1.424            16,991
                                                       2005      1.133          1.286             7,057
                                                       2004      1.000          1.133                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.253          1.242           200,608
                                                       2006      1.190          1.253           200,062
                                                       2005      1.117          1.190           200,383
                                                       2004      1.000          1.117           142,355

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.125          1.182                --
                                                       2006      1.056          1.125                --
                                                       2005      1.045          1.056                --
                                                       2004      1.000          1.045                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.132          1.161             5,482
                                                       2006      1.005          1.132             5,489
                                                       2005      1.000          1.005            13,382

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.770          1.448           130,597
                                                       2006      1.320          1.770           162,818
                                                       2005      1.213          1.320           188,637
                                                       2004      1.000          1.213            73,241

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.013          1.028            13,489
                                                       2006      0.993          1.013            14,347
                                                       2005      1.000          0.993                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.186          1.300           202,398
                                                       2006      1.121          1.186           181,826
                                                       2005      1.056          1.121            96,607
                                                       2004      1.000          1.056            19,922

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.646          1.753            72,685
                                                       2006      1.381          1.646            81,922
                                                       2005      1.197          1.381            94,187
                                                       2004      1.000          1.197            95,211

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.239          1.224           352,288
                                                       2006      1.119          1.239           457,325
                                                       2005      1.082          1.119           433,581
                                                       2004      1.000          1.082           385,298

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.136          1.254            47,277
                                                       2006      1.099          1.136            49,463
                                                       2005      1.040          1.099            64,928
                                                       2004      1.000          1.040            54,309

  DWSI International Subaccount (Class B) (7/03).....  2007      1.581          1.766           110,205
                                                       2006      1.289          1.581            83,666
                                                       2005      1.139          1.289            31,222
                                                       2004      1.000          1.139            18,490

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.033          1.078                --
                                                       2005      1.062          1.033            66,626
                                                       2004      1.000          1.062            54,289

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.222          1.342                --
                                                       2005      1.104          1.222             8,121
                                                       2004      1.000          1.104                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.128          1.152           344,976
                                                       2006      1.051          1.128           348,728
                                                       2005      1.034          1.051           417,932
                                                       2004      1.000          1.034           299,103

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.344          1.355           163,085
                                                       2006      1.193          1.344           164,581
                                                       2005      1.112          1.193           166,780
                                                       2004      1.000          1.112           102,211

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.148          1.175           417,225
                                                       2006      1.079          1.148           434,243
                                                       2005      1.057          1.079           258,068
                                                       2004      1.002          1.057                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.008          1.022           278,463
                                                       2006      0.992          1.008           421,842
                                                       2005      0.996          0.992           262,580
                                                       2004      1.000          0.996           190,893

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.277          1.300           385,407
                                                       2006      1.142          1.277           351,190
                                                       2005      1.069          1.142           332,971
                                                       2004      1.000          1.069           146,415

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.356          1.297           458,238
                                                       2006      1.173          1.356           412,169
                                                       2005      1.116          1.173           259,527
                                                       2004      1.000          1.116           153,454

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.255          1.529           160,361
                                                       2005      1.169          1.255           162,620
                                                       2004      1.000          1.169            97,331

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.126          1.345                --
                                                       2005      1.053          1.126            19,467

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.709          1.768            34,002
                                                       2006      1.348          1.709            27,012
                                                       2005      1.125          1.348            47,523
                                                       2004      1.000          1.125            20,921

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.016          1.048            83,462
                                                       2006      1.001          1.016            83,809
                                                       2005      1.002          1.001           103,587
                                                       2004      1.000          1.002           103,100

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.249          1.289           510,453
                                                       2006      1.134          1.249           484,283
                                                       2005      1.094          1.134           484,396
                                                       2004      1.016          1.094           172,547

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.182          1.162           136,092
                                                       2006      1.098          1.182           120,817
                                                       2005      1.085          1.098           121,540
                                                       2004      1.000          1.085            84,045

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.053          1.068                --
                                                       2005      1.040          1.053            72,669
                                                       2004      1.005          1.040                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.102          1.102                --
                                                       2005      1.087          1.102                --
                                                       2004      1.000          1.087            28,239

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.570          1.783           147,542
                                                       2006      1.284          1.570           153,270
                                                       2005      1.152          1.284           148,524
                                                       2004      1.000          1.152           116,007

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.271          1.320            75,870
                                                       2006      1.204          1.271            78,118
                                                       2005      1.102          1.204            94,488
                                                       2004      1.000          1.102            80,943

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.161          1.143                --
                                                       2005      1.109          1.161                --
                                                       2004      1.000          1.109                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.144          1.262                --
                                                       2005      1.036          1.144            43,759

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.208          1.331            27,932
                                                       2006      1.074          1.208            28,866
                                                       2005      1.082          1.074            27,896
                                                       2004      1.000          1.082            16,225

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.110          1.138                --
                                                       2005      1.142          1.110           112,373
                                                       2004      1.000          1.142            71,987

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.267          1.337                --
                                                       2006      1.172          1.267                --
                                                       2005      1.045          1.172                --
                                                       2004      1.000          1.045                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.198          1.231         1,502,293
                                                       2006      1.104          1.198         2,366,631
                                                       2005      1.075          1.104         3,794,569
                                                       2004      1.000          1.075            10,043

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.007          1.030            52,078
                                                       2006      0.988          1.007            53,254
                                                       2005      0.987          0.988            56,074
                                                       2004      1.000          0.987            46,416

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.949          0.965                --
                                                       2005      1.016          0.949           103,379
                                                       2004      1.000          1.016            43,542

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.141          1.180           122,459
                                                       2006      1.113          1.141           128,193
                                                       2005      1.067          1.113           128,043
                                                       2004      1.000          1.067           119,412

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.121          1.152           211,390
                                                       2006      1.055          1.121           219,874
                                                       2005      1.058          1.055           224,372
                                                       2004      1.000          1.058           118,591

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.038          1.155            37,403
                                                       2006      1.057          1.038            39,212
                                                       2005      1.047          1.057            21,233
                                                       2004      1.000          1.047            18,276

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.242          1.519            58,864
                                                       2006      1.196          1.242            66,585
                                                       2005      1.099          1.196            47,285
                                                       2004      1.000          1.099            52,753

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.961          2.460            78,990

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.067          1.086           104,998
                                                       2006      1.003          1.067           260,503

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.799          2.121           153,403
                                                       2006      1.467          1.799           154,656
                                                       2005      1.285          1.467           151,831
                                                       2004      1.064          1.285             4,889
                                                       2003      1.000          1.064             3,671

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.142          1.146                --
                                                       2005      1.080          1.142           233,449
                                                       2004      1.060          1.080           244,859
                                                       2003      1.000          1.060           113,890

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.530          1.992            40,114
                                                       2006      1.316          1.530            44,310
                                                       2005      1.180          1.316            49,449
                                                       2004      1.119          1.180            56,488
                                                       2003      1.000          1.119            28,907

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.603          2.721                --
                                                       2006      2.010          2.603           164,295
                                                       2005      1.608          2.010           166,935
                                                       2004      1.317          1.608            71,630
                                                       2003      1.000          1.317             8,911

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.789          1.679           131,176
                                                       2006      1.617          1.789           131,181
                                                       2005      1.425          1.617           139,166
                                                       2004      1.236          1.425            24,840
                                                       2003      1.000          1.236             5,846

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.463          1.449           288,053
                                                       2006      1.390          1.463           288,638
                                                       2005      1.305          1.390           300,578
                                                       2004      1.169          1.305           312,046
                                                       2003      1.000          1.169           153,451

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.251          1.314             2,508
                                                       2006      1.175          1.251             2,512
                                                       2005      1.163          1.175             2,517
                                                       2004      1.123          1.163             2,522
                                                       2003      1.000          1.123                --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.131          1.159         3,267,503
                                                       2006      1.005          1.131         3,272,520
                                                       2005      1.000          1.005         3,274,365

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.164          1.769           348,095
                                                       2006      1.614          2.164           342,755
                                                       2005      1.484          1.614           389,601
                                                       2004      1.162          1.484           285,102
                                                       2003      1.000          1.162            83,839

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.013          1.027                --
                                                       2006      0.993          1.013            26,377
                                                       2005      1.000          0.993                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.311          1.438           257,601
                                                       2006      1.241          1.311           262,082
                                                       2005      1.170          1.241           193,813
                                                       2004      1.113          1.170             8,270
                                                       2003      1.000          1.113             1,068

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.069          2.201           167,005
                                                       2006      1.737          2.069           167,105
                                                       2005      1.505          1.737           177,734
                                                       2004      1.251          1.505            92,650
                                                       2003      1.000          1.251            31,026

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.381          1.363           264,499
                                                       2006      1.248          1.381           280,054
                                                       2005      1.207          1.248           275,222
                                                       2004      1.125          1.207           202,699
                                                       2003      1.000          1.125           124,161

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.305          1.440           197,321
                                                       2006      1.263          1.305           199,377
                                                       2005      1.196          1.263           199,713
                                                       2004      1.121          1.196           217,098
                                                       2003      1.000          1.121           157,925

  DWSI International Subaccount (Class B) (7/03).....  2007      1.862          2.079            93,706
                                                       2006      1.519          1.862            98,220
                                                       2005      1.343          1.519           118,390
                                                       2004      1.182          1.343           125,614
                                                       2003      1.000          1.182            62,215

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.195          1.246                --
                                                       2005      1.228          1.195           216,696
                                                       2004      1.127          1.228           182,671
                                                       2003      1.000          1.127           137,906

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.414          1.551                --
                                                       2005      1.277          1.414             4,817
                                                       2004      1.173          1.277             8,158
                                                       2003      1.000          1.173                --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.202          1.227            64,709
                                                       2006      1.120          1.202            64,597
                                                       2005      1.103          1.120            64,425
                                                       2004      1.061          1.103            66,949
                                                       2003      1.000          1.061            23,719

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.572          1.584           215,404
                                                       2006      1.396          1.572           226,584
                                                       2005      1.302          1.396           236,875
                                                       2004      1.153          1.302           247,147
                                                       2003      1.000          1.153           179,991

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.146          1.173           190,870
                                                       2006      1.078          1.146           701,118
                                                       2005      1.057          1.078           473,466
                                                       2004      1.002          1.057                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.014          1.028           479,074
                                                       2006      0.999          1.014           471,851
                                                       2005      1.003          0.999           464,500
                                                       2004      0.986          1.003           470,749
                                                       2003      1.000          0.986           270,053

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.501          1.528           106,395
                                                       2006      1.343          1.501           112,572
                                                       2005      1.258          1.343           164,334
                                                       2004      1.156          1.258           154,835
                                                       2003      1.000          1.156            34,834

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.564          1.495           594,199
                                                       2006      1.354          1.564           616,514
                                                       2005      1.288          1.354           361,746
                                                       2004      1.160          1.288           359,180
                                                       2003      1.000          1.160            96,780

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           369,035
                                                       2005      1.524          1.635           379,667
                                                       2004      1.242          1.524           270,372
                                                       2003      1.000          1.242           132,096

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.126          1.344                --
                                                       2005      1.053          1.126            10,837

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.996          2.065           186,884
                                                       2006      1.576          1.996           185,493
                                                       2005      1.316          1.576           208,681
                                                       2004      1.178          1.316            64,425
                                                       2003      1.000          1.178            24,082

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.017          1.048           122,560
                                                       2006      1.003          1.017           110,052
                                                       2005      1.004          1.003           157,020
                                                       2004      0.994          1.004           153,613
                                                       2003      1.000          0.994            38,297

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.248          1.287           638,647
                                                       2006      1.133          1.248           665,522
                                                       2005      1.094          1.133           499,206
                                                       2004      1.016          1.094            66,673

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.298          1.275           163,139
                                                       2006      1.206          1.298           188,225
                                                       2005      1.193          1.206           240,720
                                                       2004      1.090          1.193           264,203
                                                       2003      1.000          1.090           106,510

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.052          1.067                --
                                                       2005      1.040          1.052           257,828
                                                       2004      1.005          1.040                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.231          1.231                --
                                                       2005      1.214          1.231                --
                                                       2004      1.130          1.214         2,659,910
                                                       2003      1.000          1.130            16,130

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.893          2.149           139,201
                                                       2006      1.549          1.893           144,880
                                                       2005      1.390          1.549           139,116
                                                       2004      1.207          1.390           157,582
                                                       2003      1.000          1.207            46,406

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.398          1.451            77,025
                                                       2006      1.324          1.398            85,643
                                                       2005      1.213          1.324           100,161
                                                       2004      1.117          1.213           101,785
                                                       2003      1.000          1.117            64,618

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.272          1.251                --
                                                       2005      1.215          1.272                --
                                                       2004      1.108          1.215             8,840
                                                       2003      1.000          1.108                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.143          1.261                --
                                                       2005      1.036          1.143                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.387          1.528           421,213
                                                       2006      1.234          1.387           430,277
                                                       2005      1.243          1.234           435,306
                                                       2004      1.160          1.243           418,536
                                                       2003      1.000          1.160           136,169

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.248          1.279                --
                                                       2005      1.285          1.248           139,287
                                                       2004      1.120          1.285           115,747
                                                       2003      1.000          1.120            78,890

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.425          1.503             2,301
                                                       2006      1.319          1.425             2,309
                                                       2005      1.177          1.319            13,716
                                                       2004      1.162          1.177             2,317
                                                       2003      1.000          1.162               989

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.196          1.229           519,143
                                                       2006      1.103          1.196           440,219
                                                       2005      1.075          1.103           450,402
                                                       2004      0.999          1.075           174,161

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.990          1.012           253,054
                                                       2006      0.972          0.990           226,181
                                                       2005      0.971          0.972           245,585
                                                       2004      0.988          0.971         1,678,595
                                                       2003      1.000          0.988         1,744,540

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114                --
                                                       2005      1.174          1.096            70,511
                                                       2004      1.191          1.174            69,853
                                                       2003      1.000          1.191            21,468

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.305          1.349            30,781
                                                       2006      1.274          1.305            60,294
                                                       2005      1.221          1.274            71,084
                                                       2004      1.130          1.221            63,009
                                                       2003      1.000          1.130            25,590

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.101          1.131            76,486
                                                       2006      1.036          1.101            80,798
                                                       2005      1.040          1.036           152,209
                                                       2004      0.983          1.040           161,808
                                                       2003      1.000          0.983            60,426

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.192          1.326           173,468
                                                       2006      1.214          1.192           200,223
                                                       2005      1.203          1.214           230,318
                                                       2004      1.213          1.203           239,168
                                                       2003      1.000          1.213           150,170

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.477          1.806           198,894
                                                       2006      1.423          1.477           232,230
                                                       2005      1.309          1.423           223,672
                                                       2004      1.210          1.309           109,241
                                                       2003      1.000          1.210            58,160

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.704          3.391           162,180

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.066          1.085           267,083
                                                       2006      1.003          1.066           268,427




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.681          1.980           20,216
                                                       2006      1.371          1.681            7,707
                                                       2005      1.202          1.371            3,703
                                                       2004      1.000          1.202               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.074          1.077               --
                                                       2005      1.017          1.074               --
                                                       2004      1.000          1.017               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.384          1.801               --
                                                       2006      1.191          1.384               --
                                                       2005      1.068          1.191               --
                                                       2004      1.000          1.068               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.883          1.967               --
                                                       2006      1.454          1.883               --
                                                       2005      1.164          1.454               --
                                                       2004      1.000          1.164               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.420          1.332               --
                                                       2006      1.284          1.420               --
                                                       2005      1.132          1.284               --
                                                       2004      1.000          1.132               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.249          1.237               --
                                                       2006      1.188          1.249            3,978
                                                       2005      1.116          1.188            3,628
                                                       2004      1.000          1.116               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.122          1.178               --
                                                       2006      1.054          1.122            4,400
                                                       2005      1.044          1.054            4,041
                                                       2004      1.000          1.044               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.131          1.158               --
                                                       2006      1.005          1.131               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.765          1.442           30,483
                                                       2006      1.318          1.765           32,493
                                                       2005      1.212          1.318           34,381
                                                       2004      1.000          1.212               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.012          1.025               --
                                                       2006      0.993          1.012               --
                                                       2005      1.000          0.993               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.182          1.295               --
                                                       2006      1.119          1.182               --
                                                       2005      1.056          1.119               --
                                                       2004      1.000          1.056               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.642          1.746            1,419
                                                       2006      1.379          1.642            4,360
                                                       2005      1.196          1.379            3,283
                                                       2004      1.000          1.196               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.236          1.219           73,260
                                                       2006      1.117          1.236           64,449
                                                       2005      1.081          1.117               --
                                                       2004      1.000          1.081               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.133          1.249               --
                                                       2006      1.097          1.133               --
                                                       2005      1.039          1.097               --
                                                       2004      1.000          1.039               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.576          1.759          105,339
                                                       2006      1.286          1.576           97,916
                                                       2005      1.138          1.286               --
                                                       2004      1.000          1.138               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.031          1.075               --
                                                       2005      1.061          1.031               --
                                                       2004      1.000          1.061               --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.220          1.338               --
                                                       2005      1.103          1.220               --
                                                       2004      1.000          1.103               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.125          1.147               --
                                                       2006      1.049          1.125               --
                                                       2005      1.033          1.049               --
                                                       2004      1.000          1.033               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.340          1.350            3,550
                                                       2006      1.191          1.340            6,662
                                                       2005      1.112          1.191            3,637
                                                       2004      1.000          1.112               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.145          1.171               --
                                                       2006      1.077          1.145               --
                                                       2005      1.057          1.077               --
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.005          1.018               --
                                                       2006      0.990          1.005               --
                                                       2005      0.996          0.990               --
                                                       2004      1.000          0.996               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.274          1.295          162,386
                                                       2006      1.140          1.274          144,126
                                                       2005      1.069          1.140          138,215
                                                       2004      1.000          1.069               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.353          1.292          180,943
                                                       2006      1.171          1.353          163,499
                                                       2005      1.115          1.171          156,388
                                                       2004      1.000          1.115               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.252          1.524           79,344
                                                       2005      1.168          1.252           77,914
                                                       2004      1.000          1.168               --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.125          1.343               --
                                                       2005      1.053          1.125          117,033

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.704          1.761            2,049
                                                       2006      1.345          1.704            4,756
                                                       2005      1.124          1.345            3,313
                                                       2004      1.000          1.124               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.013          1.044               --
                                                       2006      1.000          1.013               --
                                                       2005      1.001          1.000               --
                                                       2004      1.000          1.001               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.246          1.285           87,976
                                                       2006      1.132          1.246           94,412
                                                       2005      1.093          1.132           93,461
                                                       2004      1.016          1.093               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.178          1.157           29,307
                                                       2006      1.096          1.178           27,113
                                                       2005      1.085          1.096           26,433
                                                       2004      1.000          1.085               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.052          1.066               --
                                                       2005      1.040          1.052               --
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.100          1.100               --
                                                       2005      1.086          1.100               --
                                                       2004      1.000          1.086               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.566          1.777               --
                                                       2006      1.282          1.566               --
                                                       2005      1.151          1.282               --
                                                       2004      1.000          1.151               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.268          1.315          143,708
                                                       2006      1.202          1.268          142,809
                                                       2005      1.102          1.202          136,116
                                                       2004      1.000          1.102               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.159          1.139               --
                                                       2005      1.108          1.159               --
                                                       2004      1.000          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.143          1.259               --
                                                       2005      1.036          1.143           55,922

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.204          1.326               --
                                                       2006      1.072          1.204               --
                                                       2005      1.081          1.072               --
                                                       2004      1.000          1.081               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.108          1.135               --
                                                       2005      1.141          1.108            3,816
                                                       2004      1.000          1.141               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.263          1.332            1,831
                                                       2006      1.170          1.263            1,549
                                                       2005      1.045          1.170               --
                                                       2004      1.000          1.045               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.195          1.226               --
                                                       2006      1.103          1.195               --
                                                       2005      1.075          1.103               --
                                                       2004      0.999          1.075               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.004          1.026               --
                                                       2006      0.986          1.004               --
                                                       2005      0.986          0.986               --
                                                       2004      1.000          0.986               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.947          0.962               --
                                                       2005      1.015          0.947               --
                                                       2004      1.000          1.015               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.138          1.176               --
                                                       2006      1.111          1.138               --
                                                       2005      1.066          1.111               --
                                                       2004      1.000          1.066               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.118          1.147           75,964
                                                       2006      1.053          1.118           42,462
                                                       2005      1.057          1.053           40,851
                                                       2004      1.000          1.057               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.035          1.151               --
                                                       2006      1.055          1.035               --
                                                       2005      1.046          1.055               --
                                                       2004      1.000          1.046               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.238          1.513            6,885
                                                       2006      1.194          1.238           13,257
                                                       2005      1.098          1.194           12,328
                                                       2004      1.000          1.098               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.955          2.451               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.066          1.084          159,837
                                                       2006      1.003          1.066               --




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.699          2.001            4,421
                                                       2006      1.387          1.699            4,768
                                                       2005      1.216          1.387            5,036
                                                       2004      1.000          1.216               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.098          1.102               --
                                                       2005      1.040          1.098               --
                                                       2004      1.000          1.040               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.361          1.770               --
                                                       2006      1.172          1.361               --
                                                       2005      1.051          1.172               --
                                                       2004      1.000          1.051               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.079          2.172               --
                                                       2006      1.607          2.079            5,192
                                                       2005      1.286          1.607            5,466
                                                       2004      1.000          1.286               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.406          1.318               --
                                                       2006      1.272          1.406               --
                                                       2005      1.122          1.272               --
                                                       2004      1.000          1.122               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.261          1.248           11,393
                                                       2006      1.199          1.261           10,608
                                                       2005      1.127          1.199           10,196
                                                       2004      1.000          1.127               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.103          1.158               --
                                                       2006      1.037          1.103               --
                                                       2005      1.028          1.037               --
                                                       2004      1.000          1.028               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.130          1.157               --
                                                       2006      1.005          1.130               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.863          1.522           35,352
                                                       2006      1.392          1.863           35,352
                                                       2005      1.281          1.392           35,352
                                                       2004      1.000          1.281               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.011          1.024               --
                                                       2006      0.993          1.011               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.162          1.272           15,138
                                                       2006      1.100          1.162           15,115
                                                       2005      1.038          1.100            3,521
                                                       2004      1.000          1.038               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.619          1.722           20,907
                                                       2006      1.361          1.619           21,359
                                                       2005      1.181          1.361           22,288
                                                       2004      1.000          1.181               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.216          1.199           17,458
                                                       2006      1.100          1.216           16,970
                                                       2005      1.065          1.100            8,940
                                                       2004      1.000          1.065               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.138          1.254            6,792
                                                       2006      1.102          1.138            6,697
                                                       2005      1.045          1.102            6,316
                                                       2004      1.000          1.045               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.596          1.780           11,805
                                                       2006      1.303          1.596           12,423
                                                       2005      1.154          1.303            6,543
                                                       2004      1.000          1.154               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.060          1.104               --
                                                       2005      1.091          1.060            4,927
                                                       2004      1.000          1.091               --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.204          1.320               --
                                                       2005      1.089          1.204            5,785
                                                       2004      1.000          1.089               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.132          1.154               --
                                                       2006      1.056          1.132               --
                                                       2005      1.041          1.056               --
                                                       2004      1.000          1.041               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.316          1.326           17,013
                                                       2006      1.171          1.316           16,152
                                                       2005      1.093          1.171           16,370
                                                       2004      1.000          1.093               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.144          1.169           58,637
                                                       2006      1.077          1.144           58,670
                                                       2005      1.056          1.077           58,704
                                                       2004      1.002          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.051          1.064           10,273
                                                       2006      1.036          1.051            9,118
                                                       2005      1.041          1.036            8,428
                                                       2004      1.000          1.041               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.274          1.295            7,960
                                                       2006      1.141          1.274            7,793
                                                       2005      1.070          1.141            7,644
                                                       2004      1.000          1.070               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.359          1.298           19,903
                                                       2006      1.178          1.359           18,957
                                                       2005      1.122          1.178           14,827
                                                       2004      1.000          1.122               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.272          1.547            6,422
                                                       2005      1.187          1.272            6,880
                                                       2004      1.000          1.187               --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.124          1.341               --
                                                       2005      1.029          1.124            7,817

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.753          1.811               --
                                                       2006      1.385          1.753               --
                                                       2005      1.158          1.385               --
                                                       2004      1.000          1.158               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.045          1.076               --
                                                       2006      1.031          1.045               --
                                                       2005      1.033          1.031               --
                                                       2004      1.000          1.033               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.245          1.283           58,110
                                                       2006      1.132          1.245           58,143
                                                       2005      1.093          1.132           58,176
                                                       2004      1.016          1.093               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.195          1.173               --
                                                       2006      1.112          1.195               --
                                                       2005      1.101          1.112               --
                                                       2004      1.000          1.101               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.051          1.065               --
                                                       2005      1.040          1.051               --
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.083          1.083               --
                                                       2005      1.069          1.083               --
                                                       2004      1.000          1.069               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.584          1.797           41,659
                                                       2006      1.297          1.584           41,662
                                                       2005      1.166          1.297           41,665
                                                       2004      1.000          1.166               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.261          1.307               --
                                                       2006      1.196          1.261               --
                                                       2005      1.096          1.196               --
                                                       2004      1.000          1.096               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.137          1.117               --
                                                       2005      1.087          1.137               --
                                                       2004      1.000          1.087               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.142          1.258               --
                                                       2005      1.028          1.142            7,646

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.191          1.311            9,747
                                                       2006      1.061          1.191            9,896
                                                       2005      1.070          1.061           10,630
                                                       2004      1.000          1.070               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.099          1.126               --
                                                       2005      1.133          1.099               --
                                                       2004      1.000          1.133               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.286          1.355               --
                                                       2006      1.192          1.286               --
                                                       2005      1.064          1.192               --
                                                       2004      1.000          1.064               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.194          1.224           96,823
                                                       2006      1.102          1.194           97,257
                                                       2005      1.074          1.102           99,217
                                                       2004      0.999          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.008          1.030               --
                                                       2006      0.991          1.008               --
                                                       2005      0.991          0.991               --
                                                       2004      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.965          0.980               --
                                                       2005      1.035          0.965            5,906
                                                       2004      1.000          1.035               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.150          1.188           13,107
                                                       2006      1.124          1.150           13,167
                                                       2005      1.079          1.124           12,746
                                                       2004      1.000          1.079               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.162          1.192           15,629
                                                       2006      1.094          1.162           14,862
                                                       2005      1.100          1.094           14,552
                                                       2004      1.000          1.100               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.025          1.139           16,182
                                                       2006      1.045          1.025           16,347
                                                       2005      1.037          1.045           17,140
                                                       2004      1.000          1.037               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.245          1.521           17,518
                                                       2006      1.201          1.245           18,592
                                                       2005      1.106          1.201           18,455
                                                       2004      1.000          1.106               --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.158          2.705            3,981

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.066          1.083               --
                                                       2006      1.003          1.066               --

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.676          1.973            44,849
                                                       2006      1.369          1.676            45,279
                                                       2005      1.201          1.369            26,755
                                                       2004      1.000          1.201            14,967

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.072          1.075                --
                                                       2005      1.016          1.072            69,877
                                                       2004      1.000          1.016            40,228

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.380          1.794                --
                                                       2006      1.189          1.380                --
                                                       2005      1.067          1.189                --
                                                       2004      1.000          1.067               724

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.877          1.961                --
                                                       2006      1.452          1.877            51,748
                                                       2005      1.163          1.452            50,427
                                                       2004      1.000          1.163            30,197

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.416          1.327             4,096
                                                       2006      1.282          1.416            14,259
                                                       2005      1.131          1.282            14,514
                                                       2004      1.000          1.131            14,502

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.246          1.232           151,647
                                                       2006      1.186          1.246           167,152
                                                       2005      1.115          1.186           188,600
                                                       2004      1.000          1.115            97,866

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.119          1.173                --
                                                       2006      1.052          1.119                --
                                                       2005      1.043          1.052                --
                                                       2004      1.000          1.043                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.129          1.155            55,190
                                                       2006      1.004          1.129            56,647
                                                       2005      1.000          1.004            57,202

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.760          1.437           183,426
                                                       2006      1.315          1.760           178,504
                                                       2005      1.211          1.315           191,045
                                                       2004      1.000          1.211           103,814

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.010          1.023            10,584
                                                       2006      0.992          1.010            10,591
                                                       2005      1.000          0.992            10,598

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.179          1.291           199,459
                                                       2006      1.117          1.179           208,329
                                                       2005      1.055          1.117            97,711
                                                       2004      1.000          1.055            12,050

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.637          1.740            49,414
                                                       2006      1.376          1.637            61,269
                                                       2005      1.195          1.376            59,133
                                                       2004      1.000          1.195            33,035

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.232          1.214           191,051
                                                       2006      1.115          1.232           193,995
                                                       2005      1.080          1.115           216,354
                                                       2004      1.000          1.080            94,000

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.130          1.245            49,902
                                                       2006      1.095          1.130            64,983
                                                       2005      1.038          1.095            55,166
                                                       2004      1.000          1.038            45,737

  DWSI International Subaccount (Class B) (7/03).....  2007      1.572          1.752            34,696
                                                       2006      1.284          1.572            36,438
                                                       2005      1.137          1.284            25,244
                                                       2004      1.000          1.137            12,744

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.030          1.072                --
                                                       2005      1.060          1.030            94,569
                                                       2004      1.000          1.060            38,097

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.218          1.334                --
                                                       2005      1.102          1.218            19,371
                                                       2004      1.000          1.102             3,294

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.122          1.143           488,359
                                                       2006      1.047          1.122           511,046
                                                       2005      1.032          1.047           528,144
                                                       2004      1.000          1.032           397,085

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.336          1.345           305,073
                                                       2006      1.189          1.336           315,306
                                                       2005      1.111          1.189           326,220
                                                       2004      1.000          1.111           304,228

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.142          1.167           161,874
                                                       2006      1.076          1.142           166,920
                                                       2005      1.056          1.076           164,852
                                                       2004      1.002          1.056            38,474

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.002          1.015           188,711
                                                       2006      0.989          1.002           172,092
                                                       2005      0.995          0.989           169,204
                                                       2004      1.000          0.995           136,764

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.270          1.290            54,201
                                                       2006      1.138          1.270            54,559
                                                       2005      1.068          1.138            64,326
                                                       2004      1.000          1.068            51,392

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.349          1.287           582,698
                                                       2006      1.169          1.349           611,902
                                                       2005      1.114          1.169           462,139
                                                       2004      1.000          1.114           336,143

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.250          1.520           275,342
                                                       2005      1.167          1.250           284,924
                                                       2004      1.000          1.167           171,699

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.124          1.340                --
                                                       2005      1.053          1.124             6,885

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.699          1.755            93,769
                                                       2006      1.343          1.699            99,232
                                                       2005      1.123          1.343            80,306
                                                       2004      1.000          1.123            30,421

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.010          1.040            92,811
                                                       2006      0.998          1.010            88,402
                                                       2005      1.000          0.998            87,745
                                                       2004      1.000          1.000            42,080

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.243          1.281         1,001,191
                                                       2006      1.131          1.243           916,216
                                                       2005      1.093          1.131           858,187
                                                       2004      1.016          1.093           158,450

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.175          1.153           203,557
                                                       2006      1.094          1.175           216,999
                                                       2005      1.084          1.094           218,714
                                                       2004      1.000          1.084           154,394

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.050          1.064                --
                                                       2005      1.039          1.050                --
                                                       2004      1.005          1.039                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.099          1.099                --
                                                       2005      1.085          1.099                --
                                                       2004      1.000          1.085            36,621

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.561          1.770           119,613
                                                       2006      1.279          1.561           125,691
                                                       2005      1.150          1.279           148,348
                                                       2004      1.000          1.150            62,648

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.264          1.310            24,516
                                                       2006      1.200          1.264            26,098
                                                       2005      1.101          1.200            26,979
                                                       2004      1.000          1.101             7,615

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.157          1.136                --
                                                       2005      1.107          1.157             1,445
                                                       2004      1.000          1.107             1,448

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.141          1.257                --
                                                       2005      1.036          1.141                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.201          1.321            39,331
                                                       2006      1.070          1.201            40,726
                                                       2005      1.080          1.070            41,258
                                                       2004      1.000          1.080            28,977

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.106          1.133                --
                                                       2005      1.140          1.106           142,064
                                                       2004      1.000          1.140           126,887

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.260          1.327                --
                                                       2006      1.168          1.260                --
                                                       2005      1.044          1.168                --
                                                       2004      1.000          1.044                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.192          1.222           136,310
                                                       2006      1.101          1.192           177,284
                                                       2005      1.074          1.101           178,062
                                                       2004      0.999          1.074            56,813

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.001          1.022           104,123
                                                       2006      0.985          1.001            66,349
                                                       2005      0.985          0.985            24,224
                                                       2004      1.000          0.985             3,807

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.946          0.959                --
                                                       2005      1.015          0.946           116,992
                                                       2004      1.000          1.015            85,995

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.135          1.171            71,630
                                                       2006      1.109          1.135            75,929
                                                       2005      1.065          1.109            90,794
                                                       2004      1.000          1.065            53,654

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.115          1.143           100,228
                                                       2006      1.051          1.115            99,078
                                                       2005      1.056          1.051            82,090
                                                       2004      1.000          1.056            72,057

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.032          1.146            37,225
                                                       2006      1.053          1.032            39,562
                                                       2005      1.045          1.053            50,649
                                                       2004      1.000          1.045            26,288

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.235          1.508            33,847
                                                       2006      1.191          1.235            48,388
                                                       2005      1.097          1.191            46,992
                                                       2004      1.000          1.097            23,822

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.949          2.442            35,509

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.065          1.082           116,465
                                                       2006      1.003          1.065           109,154

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.787          2.102               --
                                                       2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      1.000          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136           65,680
                                                       2004      1.059          1.077           59,935
                                                       2003      1.000          1.059           30,769

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.520          1.974           11,439
                                                       2006      1.310          1.520           11,448
                                                       2005      1.176          1.310           11,457
                                                       2004      1.118          1.176           11,467
                                                       2003      1.000          1.118            2,820

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.585          2.700               --
                                                       2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.000          1.315               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.777          1.664           14,333
                                                       2006      1.609          1.777           14,929
                                                       2005      1.420          1.609           15,520
                                                       2004      1.234          1.420            9,450
                                                       2003      1.000          1.234               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.452          1.436           16,431
                                                       2006      1.383          1.452           16,229
                                                       2005      1.301          1.383           16,156
                                                       2004      1.168          1.301           20,700
                                                       2003      1.000          1.168            2,954

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.242          1.302            1,688
                                                       2006      1.169          1.242            1,689
                                                       2005      1.159          1.169            1,691
                                                       2004      1.122          1.159            1,693
                                                       2003      1.000          1.122               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.129          1.154           15,101
                                                       2006      1.004          1.129           15,908
                                                       2005      1.000          1.004           15,823

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.148          1.753           26,306
                                                       2006      1.606          2.148           24,134
                                                       2005      1.479          1.606           27,295
                                                       2004      1.160          1.479           22,484
                                                       2003      1.000          1.160           19,416

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.010          1.022               --
                                                       2006      0.992          1.010               --
                                                       2005      1.000          0.992               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.302          1.425          118,708
                                                       2006      1.234          1.302          125,110
                                                       2005      1.166          1.234          102,249
                                                       2004      1.112          1.166              685
                                                       2003      1.000          1.112            4,458

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.054          2.181               --
                                                       2006      1.728          2.054               --
                                                       2005      1.500          1.728               --
                                                       2004      1.249          1.500               --
                                                       2003      1.000          1.249               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.371          1.351           23,579
                                                       2006      1.241          1.371           23,391
                                                       2005      1.204          1.241           23,813
                                                       2004      1.124          1.204           18,875
                                                       2003      1.000          1.124            3,037

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.296          1.427           18,251
                                                       2006      1.256          1.296           18,805
                                                       2005      1.192          1.256           18,461
                                                       2004      1.119          1.192           19,645
                                                       2003      1.000          1.119            3,026

  DWSI International Subaccount (Class B) (7/03).....  2007      1.849          2.060           30,327
                                                       2006      1.511          1.849           31,585
                                                       2005      1.339          1.511           32,835
                                                       2004      1.181          1.339           29,799
                                                       2003      1.000          1.181               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189           18,114
                                                       2004      1.126          1.225           17,226
                                                       2003      1.000          1.126            3,952

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.406          1.540               --
                                                       2005      1.274          1.406               --
                                                       2004      1.172          1.274               --
                                                       2003      1.000          1.172               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.194          1.216           24,206
                                                       2006      1.114          1.194           24,206
                                                       2005      1.099          1.114           24,206
                                                       2004      1.060          1.099           24,206
                                                       2003      1.000          1.060           19,675

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.561          1.570           21,573
                                                       2006      1.389          1.561           21,560
                                                       2005      1.298          1.389           22,511
                                                       2004      1.152          1.298           32,956
                                                       2003      1.000          1.152            5,171

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.141          1.165           17,958
                                                       2006      1.075          1.141           18,866
                                                       2005      1.056          1.075            5,026
                                                       2004      1.002          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.007          1.019           93,158
                                                       2006      0.994          1.007           92,571
                                                       2005      1.000          0.994           87,034
                                                       2004      0.985          1.000           79,619
                                                       2003      1.000          0.985           76,330

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.490          1.514           16,952
                                                       2006      1.336          1.490           17,539
                                                       2005      1.254          1.336           17,326
                                                       2004      1.154          1.254           17,847
                                                       2003      1.000          1.154           12,988

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.553          1.481           46,351
                                                       2006      1.347          1.553           46,127
                                                       2005      1.284          1.347           20,410
                                                       2004      1.159          1.284           20,534
                                                       2003      1.000          1.159           16,681

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977           18,684
                                                       2005      1.519          1.627           19,786
                                                       2004      1.241          1.519           17,463
                                                       2003      1.000          1.241            7,314

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.123          1.338               --
                                                       2005      1.053          1.123               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.982          2.046               --
                                                       2006      1.567          1.982               --
                                                       2005      1.312          1.567               --
                                                       2004      1.176          1.312               --
                                                       2003      1.000          1.176               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.009          1.039           39,674
                                                       2006      0.998          1.009           39,618
                                                       2005      1.000          0.998           38,211
                                                       2004      0.992          1.000           47,637
                                                       2003      1.000          0.992           32,340

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.242          1.278               --
                                                       2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.016          1.093               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.289          1.264           54,228
                                                       2006      1.200          1.289           54,167
                                                       2005      1.190          1.200           51,493
                                                       2004      1.088          1.190           46,176
                                                       2003      1.000          1.088           51,580

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049           15,284
                                                       2004      1.005          1.039               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.128          1.211           13,006
                                                       2003      1.000          1.128           11,827

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.880          2.130           38,876
                                                       2006      1.541          1.880           40,103
                                                       2005      1.386          1.541           41,321
                                                       2004      1.206          1.386           25,149
                                                       2003      1.000          1.206            6,416

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.388          1.437           26,669
                                                       2006      1.318          1.388           28,372
                                                       2005      1.209          1.318           27,296
                                                       2004      1.116          1.209           29,093
                                                       2003      1.000          1.116           24,774

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.000          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.377          1.514           77,034
                                                       2006      1.228          1.377           78,738
                                                       2005      1.239          1.228           79,663
                                                       2004      1.159          1.239           85,993
                                                       2003      1.000          1.159           52,234

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242           12,497
                                                       2004      1.119          1.281           21,916
                                                       2003      1.000          1.119            3,966

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.415          1.489               --
                                                       2006      1.312          1.415               --
                                                       2005      1.173          1.312               --
                                                       2004      1.161          1.173               --
                                                       2003      1.000          1.161               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.191          1.220               --
                                                       2006      1.100          1.191               --
                                                       2005      1.074          1.100               --
                                                       2004      0.999          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.983          1.003          102,231
                                                       2006      0.967          0.983          106,233
                                                       2005      0.968          0.967          110,254
                                                       2004      0.987          0.968           66,151
                                                       2003      1.000          0.987            1,914

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.091          1.106               --
                                                       2005      1.171          1.091           19,852
                                                       2004      1.190          1.171           18,564
                                                       2003      1.000          1.190            8,848

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.295          1.337            6,228
                                                       2006      1.267          1.295            6,234
                                                       2005      1.217          1.267            6,241
                                                       2004      1.129          1.217            8,371
                                                       2003      1.000          1.129            1,694

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.093          1.120           48,009
                                                       2006      1.031          1.093           48,246
                                                       2005      1.037          1.031           47,361
                                                       2004      0.982          1.037           38,007
                                                       2003      1.000          0.982           40,148

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.184          1.314           16,884
                                                       2006      1.208          1.184           18,908
                                                       2005      1.199          1.208           17,967
                                                       2004      1.212          1.199           17,722
                                                       2003      1.000          1.212            3,721

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.466          1.789           20,791
                                                       2006      1.416          1.466           23,199
                                                       2005      1.305          1.416           22,123
                                                       2004      1.209          1.305           23,421
                                                       2003      1.000          1.209           13,836

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.683          3.360               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.065          1.081           78,098
                                                       2006      1.003          1.065           75,737




            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.356          1.594            1,562
                                                       2006      1.109          1.356              866
                                                       2005      1.000          1.109              869

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.071          1.074               --
                                                       2005      1.000          1.071               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.319          1.713               --
                                                       2006      1.138          1.319               --
                                                       2005      1.000          1.138               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.570          1.640               --
                                                       2006      1.215          1.570            1,590
                                                       2005      1.000          1.215            1,594

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.236          1.157              430
                                                       2006      1.120          1.236              431
                                                       2005      1.000          1.120              432

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.122          1.109               --
                                                       2006      1.069          1.122               --
                                                       2005      1.000          1.069               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.086          1.138               --
                                                       2006      1.022          1.086               --
                                                       2005      1.000          1.022               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.128          1.153               --
                                                       2006      1.004          1.128               --
                                                       2005      1.000          1.004               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.513          1.234               --
                                                       2006      1.132          1.513               --
                                                       2005      1.000          1.132               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.009          1.020               --
                                                       2006      0.992          1.009               --
                                                       2005      1.000          0.992               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.123          1.228               --
                                                       2006      1.065          1.123               --
                                                       2005      1.000          1.065               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.344          1.427            1,288
                                                       2006      1.131          1.344            1,292
                                                       2005      1.000          1.131            1,295

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.142          1.124              930
                                                       2006      1.034          1.142              933
                                                       2005      1.000          1.034               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.110          1.222            4,847
                                                       2006      1.077          1.110            4,850
                                                       2005      1.000          1.077               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.382          1.540               --
                                                       2006      1.130          1.382               --
                                                       2005      1.000          1.130               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      0.986          1.026               --
                                                       2005      1.000          0.986               --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.112          1.217               --
                                                       2005      1.000          1.112               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.084          1.103               --
                                                       2006      1.012          1.084               --
                                                       2005      1.000          1.012               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.204          1.210           12,453
                                                       2006      1.072          1.204           12,463
                                                       2005      1.000          1.072              448

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.077          1.099           44,629
                                                       2006      1.015          1.077           44,665
                                                       2005      1.000          1.015           44,695

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      0.996          1.008               --
                                                       2006      0.984          0.996               --
                                                       2005      1.000          0.984               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.174          1.192              908
                                                       2006      1.054          1.174              911
                                                       2005      1.000          1.054              913

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.194          1.138           12,471
                                                       2006      1.036          1.194           12,479
                                                       2005      1.000          1.036               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.075          1.305              896
                                                       2005      1.000          1.075              898

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.060          1.262               --
                                                       2005      1.000          1.060               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.493          1.540           11,179
                                                       2006      1.181          1.493           11,188
                                                       2005      1.000          1.181              409

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.004          1.033               --
                                                       2006      0.993          1.004               --
                                                       2005      1.000          0.993               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.138          1.171           23,985
                                                       2006      1.036          1.138           24,020
                                                       2005      1.000          1.036           24,053

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.070          1.048               --
                                                       2006      0.997          1.070               --
                                                       2005      1.000          0.997               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.005          1.017               --
                                                       2005      1.000          1.005               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.018          1.018               --
                                                       2005      1.000          1.018               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.364          1.545               --
                                                       2006      1.119          1.364               --
                                                       2005      1.000          1.119               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.152          1.193               --
                                                       2006      1.095          1.152               --
                                                       2005      1.000          1.095               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.067          1.047               --
                                                       2005      1.000          1.067               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.094          1.203               --
                                                       2005      1.000          1.094              880

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.104          1.213               --
                                                       2006      0.985          1.104               --
                                                       2005      1.000          0.985               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      0.995          1.018               --
                                                       2005      1.000          0.995               --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.195          1.257               --
                                                       2006      1.109          1.195               --
                                                       2005      1.000          1.109               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.108          1.135               --
                                                       2006      1.025          1.108               --
                                                       2005      1.000          1.025               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.016          1.036               --
                                                       2006      1.000          1.016               --
                                                       2005      1.000          1.000               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.979          0.993               --
                                                       2005      1.000          0.979               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.060          1.093               --
                                                       2006      1.037          1.060               --
                                                       2005      1.000          1.037               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.045          1.070               --
                                                       2006      0.985          1.045               --
                                                       2005      1.000          0.985               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.028          1.141            7,112
                                                       2006      1.050          1.028            7,117
                                                       2005      1.000          1.050               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.127          1.374               --
                                                       2006      1.088          1.127              883
                                                       2005      1.000          1.088              885

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.629          2.040            1,584

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.064          1.080               --
                                                       2006      1.003          1.064               --

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.691          1.987             --
                                                       2006      1.383          1.691             --
                                                       2005      1.215          1.383             --
                                                       2004      1.000          1.215             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.095          1.098             --
                                                       2005      1.039          1.095             --
                                                       2004      1.000          1.039             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.354          1.757             --
                                                       2006      1.168          1.354             --
                                                       2005      1.050          1.168             --
                                                       2004      1.000          1.050             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      2.068          2.160             --
                                                       2006      1.602          2.068             --
                                                       2005      1.285          1.602             --
                                                       2004      1.000          1.285             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.399          1.309             --
                                                       2006      1.268          1.399             --
                                                       2005      1.121          1.268             --
                                                       2004      1.000          1.121             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.254          1.239             --
                                                       2006      1.195          1.254             --
                                                       2005      1.126          1.195             --
                                                       2004      1.000          1.126             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.098          1.150             --
                                                       2006      1.034          1.098             --
                                                       2005      1.027          1.034             --
                                                       2004      1.000          1.027             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.127          1.151             --
                                                       2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.854          1.511             --
                                                       2006      1.388          1.854             --
                                                       2005      1.279          1.388             --
                                                       2004      1.000          1.279             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.008          1.019             --
                                                       2006      0.992          1.008             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.156          1.263             --
                                                       2006      1.097          1.156             --
                                                       2005      1.037          1.097             --
                                                       2004      1.000          1.037             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.611          1.710             --
                                                       2006      1.357          1.611             --
                                                       2005      1.179          1.357             --
                                                       2004      1.000          1.179             --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.210          1.191             --
                                                       2006      1.096          1.210             --
                                                       2005      1.064          1.096             --
                                                       2004      1.000          1.064             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.133          1.246             --
                                                       2006      1.099          1.133             --
                                                       2005      1.044          1.099             --
                                                       2004      1.000          1.044             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.588          1.768             --
                                                       2006      1.299          1.588             --
                                                       2005      1.152          1.299             --
                                                       2004      1.000          1.152             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.057          1.099             --
                                                       2005      1.089          1.057             --
                                                       2004      1.000          1.089             --

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.201          1.313             --
                                                       2005      1.088          1.201             --
                                                       2004      1.000          1.088             --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.126          1.146             --
                                                       2006      1.052          1.126             --
                                                       2005      1.039          1.052             --
                                                       2004      1.000          1.039             --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.310          1.316             --
                                                       2006      1.167          1.310             --
                                                       2005      1.092          1.167             --
                                                       2004      1.000          1.092             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.138          1.161             --
                                                       2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.002          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.045          1.056             --
                                                       2006      1.032          1.045             --
                                                       2005      1.040          1.032             --
                                                       2004      1.000          1.040             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.268          1.286             --
                                                       2006      1.138          1.268             --
                                                       2005      1.069          1.138             --
                                                       2004      1.000          1.069             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.352          1.289             --
                                                       2006      1.174          1.352             --
                                                       2005      1.121          1.174             --
                                                       2004      1.000          1.121             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.268          1.540             --
                                                       2005      1.185          1.268             --
                                                       2004      1.000          1.185             --

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.122          1.336             --
                                                       2005      1.028          1.122             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.744          1.799             --
                                                       2006      1.381          1.744             --
                                                       2005      1.157          1.381             --
                                                       2004      1.000          1.157             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.039          1.068             --
                                                       2006      1.028          1.039             --
                                                       2005      1.032          1.028             --
                                                       2004      1.000          1.032             --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.239          1.274             --
                                                       2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.016          1.092             --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.189          1.165             --
                                                       2006      1.108          1.189             --
                                                       2005      1.100          1.108             --
                                                       2004      1.000          1.100             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.005          1.039             --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.080          1.080             --
                                                       2005      1.068          1.080             --
                                                       2004      1.000          1.068             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.576          1.784             --
                                                       2006      1.293          1.576             --
                                                       2005      1.164          1.293             --
                                                       2004      1.000          1.164             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.254          1.298             --
                                                       2006      1.192          1.254             --
                                                       2005      1.095          1.192             --
                                                       2004      1.000          1.095             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.133          1.111             --
                                                       2005      1.086          1.133             --
                                                       2004      1.000          1.086             --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.140          1.253             --
                                                       2005      1.027          1.140             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.185          1.302             --
                                                       2006      1.058          1.185             --
                                                       2005      1.069          1.058             --
                                                       2004      1.000          1.069             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.096          1.121             --
                                                       2005      1.131          1.096             --
                                                       2004      1.000          1.131             --

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.279          1.345             --
                                                       2006      1.188          1.279             --
                                                       2005      1.063          1.188             --
                                                       2004      1.000          1.063             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.188          1.216             --
                                                       2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      0.999          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.003          1.023             --
                                                       2006      0.988          1.003             --
                                                       2005      0.990          0.988             --
                                                       2004      1.000          0.990             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.962          0.975             --
                                                       2005      1.034          0.962             --
                                                       2004      1.000          1.034             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.144          1.179             --
                                                       2006      1.121          1.144             --
                                                       2005      1.077          1.121             --
                                                       2004      1.000          1.077             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.156          1.183             --
                                                       2006      1.091          1.156             --
                                                       2005      1.099          1.091             --
                                                       2004      1.000          1.099             --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.020          1.131             --
                                                       2006      1.042          1.020             --
                                                       2005      1.036          1.042             --
                                                       2004      1.000          1.036             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.239          1.510             --
                                                       2006      1.197          1.239             --
                                                       2005      1.104          1.197             --
                                                       2004      1.000          1.104             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.146          2.686             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.064          1.079             --
                                                       2006      1.003          1.064             --

            SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT CHARGES 2.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2007      1.667          1.958            9,205
                                                       2006      1.364          1.667            9,998
                                                       2005      1.199          1.364            8,423
                                                       2004      1.000          1.199            9,585

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.068          1.071               --
                                                       2005      1.014          1.068          173,876
                                                       2004      1.000          1.014          193,195

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2007      1.373          1.780               --
                                                       2006      1.185          1.373               --
                                                       2005      1.066          1.185               --
                                                       2004      1.000          1.066               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2007      1.867          1.949               --
                                                       2006      1.447          1.867            9,041
                                                       2005      1.161          1.447           99,130
                                                       2004      1.000          1.161          115,538

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.408          1.317               --
                                                       2006      1.277          1.408           11,242
                                                       2005      1.129          1.277           32,447
                                                       2004      1.000          1.129           28,010

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.239          1.223           10,181
                                                       2006      1.181          1.239           22,564
                                                       2005      1.114          1.181           58,578
                                                       2004      1.000          1.114           62,790

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2007      1.113          1.165               --
                                                       2006      1.049          1.113               --
                                                       2005      1.042          1.049               --
                                                       2004      1.000          1.042               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.126          1.150               --
                                                       2006      1.004          1.126               --
                                                       2005      1.000          1.004            1,564

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.750          1.426           16,561
                                                       2006      1.311          1.750           27,916
                                                       2005      1.209          1.311           65,760
                                                       2004      1.000          1.209           63,171

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2007      1.007          1.018               --
                                                       2006      0.991          1.007               --
                                                       2005      1.000          0.991               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.173          1.281           13,290
                                                       2006      1.113          1.173           67,253
                                                       2005      1.053          1.113          214,716
                                                       2004      1.000          1.053          126,915

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.628          1.727            1,899
                                                       2006      1.371          1.628            3,420
                                                       2005      1.193          1.371            3,530
                                                       2004      1.000          1.193            3,201

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.226          1.205            5,430
                                                       2006      1.111          1.226           19,870
                                                       2005      1.079          1.111          182,543
                                                       2004      1.000          1.079           12,452

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.124          1.235           30,308
                                                       2006      1.091          1.124           30,618
                                                       2005      1.037          1.091           34,597
                                                       2004      1.000          1.037           34,237

  DWSI International Subaccount (Class B) (7/03).....  2007      1.563          1.739           18,876
                                                       2006      1.280          1.563           29,540
                                                       2005      1.135          1.280          199,562
                                                       2004      1.000          1.135          192,174

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.026          1.067               --
                                                       2005      1.058          1.026            1,552
                                                       2004      1.000          1.058           20,131

  DWSII All Cap Growth Subaccount (Class B) (8/03)...  2006      1.214          1.327               --
                                                       2005      1.101          1.214           21,188
                                                       2004      1.000          1.101           21,188

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.116          1.134           28,763
                                                       2006      1.043          1.116           41,166
                                                       2005      1.031          1.043          506,574
                                                       2004      1.000          1.031          648,694

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.329          1.335          107,731
                                                       2006      1.185          1.329          123,220
                                                       2005      1.109          1.185          126,279
                                                       2004      1.000          1.109           61,768

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.137          1.159               --
                                                       2006      1.073          1.137          194,482
                                                       2005      1.055          1.073          472,263
                                                       2004      1.002          1.055               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      0.997          1.007           95,404
                                                       2006      0.985          0.997          112,502
                                                       2005      0.993          0.985          329,763
                                                       2004      1.000          0.993          567,333

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.263          1.281           19,262
                                                       2006      1.134          1.263           45,727
                                                       2005      1.066          1.134          237,042
                                                       2004      1.000          1.066          228,243

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.341          1.277           69,120
                                                       2006      1.165          1.341           77,898
                                                       2005      1.113          1.165           94,651
                                                       2004      1.000          1.113           93,295

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.246          1.512           48,585
                                                       2005      1.165          1.246           71,846
                                                       2004      1.000          1.165           46,584

  DWSII Foreign Value Subaccount (Class B) (1/05)....  2006      1.121          1.334               --
                                                       2005      1.052          1.121              354

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.690          1.741           14,233
                                                       2006      1.338          1.690           18,090
                                                       2005      1.122          1.338          128,903
                                                       2004      1.000          1.122          141,027

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.005          1.032            2,897
                                                       2006      0.994          1.005           32,713
                                                       2005      0.998          0.994          353,704
                                                       2004      1.000          0.998          323,868

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.237          1.272               --
                                                       2006      1.128          1.237               --
                                                       2005      1.092          1.128          265,930
                                                       2004      1.016          1.092               --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.169          1.144           21,485
                                                       2006      1.090          1.169           41,131
                                                       2005      1.082          1.090          142,030
                                                       2004      1.000          1.082          148,145

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.047          1.059               --
                                                       2005      1.039          1.047               --
                                                       2004      1.005          1.039               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.095          1.095               --
                                                       2005      1.083          1.095               --
                                                       2004      1.000          1.083           19,465

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.553          1.757           17,677
                                                       2006      1.275          1.553           31,797
                                                       2005      1.148          1.275          132,721
                                                       2004      1.000          1.148          118,454

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2007      1.257          1.300            2,038
                                                       2006      1.196          1.257            6,867
                                                       2005      1.099          1.196            6,818
                                                       2004      1.000          1.099            6,963

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.153          1.130               --
                                                       2005      1.105          1.153            8,893
                                                       2004      1.000          1.105           24,422

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.139          1.251               --
                                                       2005      1.036          1.139               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.194          1.311           61,633
                                                       2006      1.067          1.194           62,780
                                                       2005      1.078          1.067           62,803
                                                       2004      1.000          1.078               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.102          1.127               --
                                                       2005      1.138          1.102           35,283
                                                       2004      1.000          1.138           64,106

                                SCUDDER ADVOCATE REWARD -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2007      1.253          1.317            2,931
                                                       2006      1.164          1.253            2,923
                                                       2005      1.042          1.164           45,378
                                                       2004      1.000          1.042           45,980

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.186          1.214          205,631
                                                       2006      1.098          1.186          226,931
                                                       2005      1.073          1.098          249,729
                                                       2004      0.999          1.073          273,922

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.996          1.015           93,449
                                                       2006      0.981          0.996           94,237
                                                       2005      0.983          0.981           95,008
                                                       2004      1.000          0.983          102,225

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.942          0.954               --
                                                       2005      1.013          0.942           82,059
                                                       2004      1.000          1.013           84,018

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.128          1.162            8,513
                                                       2006      1.106          1.128           23,908
                                                       2005      1.064          1.106           68,650
                                                       2004      1.000          1.064           22,185

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.109          1.134           74,232
                                                       2006      1.047          1.109           94,306
                                                       2005      1.055          1.047          301,604
                                                       2004      1.000          1.055          241,964

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.026          1.138           29,795
                                                       2006      1.049          1.026           30,101
                                                       2005      1.043          1.049           46,059
                                                       2004      1.000          1.043           46,073

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.228          1.496            4,086
                                                       2006      1.187          1.228            8,109
                                                       2005      1.096          1.187            8,299
                                                       2004      1.000          1.096            8,551

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.937          2.423            3,551

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06).............................................  2007      1.064          1.078               --
                                                       2006      1.003          1.064               --

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                             PIONEER ANNUISTAR PLUS

                            PORTFOLIO ARCHITECT PLUS

                            SCUDDER ADVOCATE REWARDS

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-70-71-75                                       October 13, 2008

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors
          authorizing the establishment of the Registrant.  (Incorporated herein by reference to Exhibit 1 to The Travelers Fund ABD for
          Variable Annuities' Registration Statement on Form N-4 EL, File Nos.
          033-65343/811-07465, filed December 22, 1995.)

1(b).     Resolution of The Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger.) (Incorporated herein by reference to Exhibit 1(b) to MetLife of CT Separate Account
          Twelve for Variable Annuities' Registration Statement on Form N-4,
          File Nos. 333-147902/811-21266, filed December 7, 2007.)

1(c).     Resolution of The MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Separate Account Twelve for Variable Annuities into MetLife of
          CT Separate Account Eleven for Variable Annuities. To be filed by amendment.

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company.  To be filed by amendment.

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 033-65339/811-07463, filed April 6, 2007.)

3(c). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 033-65339/811-07463, filed April 6,
          2007.)

3(d).     Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut and Amendment No. 1 to
          Services Agreement.  (Incorporated herein by reference to Exhibit
          3(e) to Post-Effective Amendment No. 15 to MetLife of CT Fund BD for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          033-73466/811-08242, filed April 7, 2008.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(a).     Form of Variable Annuity Contract.  (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration
          Statement on Form N-4, File No. 333-101814, filed April 17, 2003.)

4(b). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)

4(c).     Company Name Change Endorsement, The Travelers Life and Annuity
          Company, effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD II for Variable Annuities' Registration Statement on Form N-4,
          File No. 033-65339, filed April 7, 2006.)

4(d). Merger Endorsement (6-E48-07) (December 7, 2007.) (Incorporated herein by reference to Exhibit 4(d) to MetLife of CT Separate Account
          Twelve for Variable Annuities' Registration Statement on Form N-4,
          File Nos. 333-101814/811-21266, filed December 7, 2007.)

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the Registration Statement on
          Form N-4, File No. 333-101778, filed April 17, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities' Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund ABD for Variable Annuities' Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction, dated April 4, 2007, to the Certificate of
          Amendment to the Charter of MetLife Insurance Company of Connecticut, dated February 10, 2006. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 11 to MetLife of CT
          Separate Account Nine for Variable Annuities' Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed October 31, 2007.)

7.        Specimen Reinsurance Agreement.  (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 to the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut effective August 31, 2007.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to MetLife of CT Separate Account Nine for Variable
          Annuities' Registration Statement on Form N-4, File Nos. 333-
          65926/811-09411, filed October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities' Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          To be filed by amendment.

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. To be filed by amendment.

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
          Cellupica and Marie C. Swift to act as signatory for Michael K.
          Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
          Joseph J. Prochaska, Jr.  Filed herewith.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace

Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 2,383 qualified contracts and 1,991 non-qualified contracts of Pioneer Annuistar Plus; there were 2,137 qualified contracts and 1,444 non-qualified contracts of Portfolio Architect Plus; and there were 598 qualified contracts and 829 non-qualified contracts of Scudder Advocate Rewards offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:     /s/ JOHN E. CONNOLLY, JR.
                                            ------------------------------------
                                            John E. Connolly, Jr., Attorney-in-
                                                            Fact

* MetLife Insurance Company of Connecticut. Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney